Exhibit 99.1

HAMBRECHT ASIA ACQUISITION CORP.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

February 17, 2010

To Our Shareholders and Warrantholders:

You are cordially invited to attend the extraordinary general meeting of shareholders and special meeting of warrantholders of Hambrecht Asia Acquisition Corp. (the “SPAC”). Our shareholders will be asked to: (i) approve the Share Exchange Agreement, dated as of February 12, 2010, and approve the transactions contemplated thereby (collectively, the “Acquisition”), pursuant to which the SPAC will acquire all of the outstanding capital stock of Honesty Group Holdings Limited (“Honesty Group”) from its shareholders and thereby acquire the business and operations of the Chinese subsidiaries of Honesty Group, which includes the company which designs and manufactures SGOCO brand LCD products in China (the “Acquisition Proposal”), (ii) approve the change of the name of the SPAC to “SGOCO Technology Ltd.” (the “Name Change Proposal”), and (iii) approve the adjournment of the extraordinary general meeting from time to time as necessary or desirable for the purpose of soliciting additional proxies in favor of the proposals.

Our warrantholders will be asked to approve and grant their written consent to: (i) an amendment to the warrant agreement, dated as of March 7, 2008, that governs all of the warrants of the SPAC, each of which is exercisable for one ordinary share of the SPAC, to increase the exercise or “strike” price of the warrant from $5.00 per share to $8.00 per share, to extend the exercise period for one year to the earlier of March 12, 2014 or the redemption of the warrant in accordance the terms of the warrant agreement, and to permit each public holder of warrants to elect to continue to hold the warrant on the amended terms or automatically redeem the warrant for $0.50 in cash (the “Warrant Amendment Proposal”) and (ii) approve the adjournment of the special meeting from time to time as necessary or desirable for the purpose of soliciting additional proxies in favor of the proposal. If the Acquisition is consummated, any warrantholder who does not vote or who does not elect to continue to hold warrants will receive $0.50 in cash in exchange for each of its warrants.

If each of the Acquisition Proposal and the Warrant Amendment Proposal is not approved, or if holders of 30% or more of the ordinary shares of the SPAC issued as part of the units with the warrants in our initial public offering vote against the Acquisition Proposal and properly exercise their redemption rights, then we will not consummate the Acquisition. If the Acquisition is not consummated for this or any other reason, another business combination will not be presented to the shareholders and we will be required to dissolve and liquidate. In that event, the outstanding warrants will expire worthless.

Each of these proposals is more fully described in the accompanying proxy statement.

Pursuant to our memorandum and articles of association, each public shareholder of our ordinary shares has the right to vote against approval of the Acquisition Proposal and demand that we redeem their shares for cash. To make such a demand, you must make a request for redemption prior to the vote taken with respect to the Acquisition Proposal and vote against the Acquisition Proposal. The redemption price is determined in accordance with our Charter and is currently estimated to be U.S. $7.98 per share. Pursuant to the SPAC Charter, no holder or group of shareholders may redeem more than 10% (423,930) of the outstanding shares.

Your vote is very important. Whether or not you plan to attend the meetings in person, please submit your proxy card without delay.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “RISK FACTORS”.

By unanimous vote, our Board of Directors recommends (i) that our shareholders vote FOR approval of the Acquisition Proposal, the Name Change Proposal and the adjournment proposal, and (ii) that our warrantholders vote FOR the Warrant Amendment Proposal and the adjournment proposal. When you consider the recommendation of our Board of Directors, you should keep in mind that our directors and officers have interests in the Acquisition that may conflict with your interests as a shareholder or warrantholder. See the section entitled, “Proposal 1: Acquisition Proposal —  Interest of the SPAC’s Directors and Officers in the Acquisition.”

Thank you for your consideration of these matters.

Sincerely,
Robert Eu Chairman

Whether or not you plan to attend the extraordinary general meeting of our shareholders or the special meeting of our warrantholders, please submit your proxy by completing, signing, dating and mailing the enclosed proxy cards in the pre-addressed postage paid envelope or by using the telephone or Internet procedures provided to you by your broker or bank. If your shares or warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or warrants and, if you wish to attend the meetings and vote in person, you must obtain a proxy from your broker or bank.

The enclosed proxy statement has not be reviewed by or approved by the Securities and Exchange Commission or any state securities commission nor has any such agency passed upon the adequacy or accuracy of this proxy statement.

HAMBRECHT ASIA ACQUISITION CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 8, 2010

To the shareholders of Hambrecht Asia Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Hambrecht Asia Acquisition Corp. (the “SPAC”, the “Company”, “we” or words of similar import), a company incorporated under the laws of the Cayman Islands, will be held at 4:00 p.m., New York City local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York, 10154 USA, for the following purposes:

1.	the approval by ordinary resolution of the Share Exchange Agreement, dated as of February 12, 2010, (the “Share Exchange Agreement”), between the SPAC, Honesty Group Holdings Limited (“Honesty Group”) and each of the shareholders signatories thereto pursuant to which SPAC will acquire all the outstanding shares of Honesty Group in exchange for 8,500,000 ordinary shares, par value $.001 per share, of the SPAC (“SPAC Shares”), and up to 5,800,000 additional SPAC Shares, to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel, that are deliverable to the former shareholders of Honesty Group in the Acquisition (as defined below) if the “Combined Company” (the SPAC after the closing of the Acquisition) meets certain net income targets contained in the Share Exchange Agreement described in the attached proxy statement, and thereby indirectly acquires all of the equity interests in its three subsidiaries: (i) Guanke (Fujian) Electron Technological Industry Co. Ltd. (“Guanke”), a company incorporated under the laws of the People’s Republic of China (the “PRC” or “China”) with operations principally located in the PRC, engaged in the design, manufacture, and distribution of liquid crystal display or “LCD” related products and technologies, principally in markets in the PRC; (ii) Guanwei (Fujian) Electron Technological Company Limited (“Guanwei”), a corporation formed under the laws of the PRC (a development stage company), and (iii) Guancheng (Fujian) Electron Technological Company Limited (“Guancheng”), a corporation formed under the laws of the PRC (a development stage company), (Guanke, Guanwei, Guancheng are sometimes referred together, the “Target”) and the transactions contemplated thereby (the “Acquisition Proposal”);
2.	subject to the passing of the resolution in paragraph 1 above, the approval by special resolution of the change of corporate name of the SPAC after the closing of the Acquisition to “SGOCO Technology Ltd.” (the “Name Change Proposal”);
3.	the adjournment of the meeting from time to time as necessary or desirable for the purposes of soliciting additional proxies in favor of the foregoing proposals, or otherwise in accordance with applicable law (the “Adjournment Proposal”); and
4.	such other business or procedural matters as may properly come before the extraordinary general meeting, as it may be adjourned from time to time.

The various proposals are described more completely in the attached proxy statement. We encourage you to read the entire proxy statement and its attachments before executing the form of proxy to direct the voting of your SPAC Shares.

Only the holders of record of the SPAC Shares on February 8, 2010, the record date for the extraordinary general meeting, are entitled to notice of and to vote at the extraordinary general meeting under Cayman Islands law and the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the SPAC, each adopted by a special resolution passed on January 29, 2008 (“SPAC Charter”). A quorum for the transaction of business at the extraordinary general meeting is the presence in person or by proxy or by corporate representative of two (2) members representing not less than one-third in nominal value of all issued and outstanding shares. Pursuant to the terms of the SPAC Charter, the approval of the Acquisition Proposal is subject to the affirmative vote of holders of a majority of the outstanding SPAC Shares and is conditioned upon shareholders owning fewer than 30% (or fewer than 1,271,790) shares) of the SPAC Shares sold in its initial public offering (“IPO”) exercising their redemption rights on a cumulative basis. Approval of any Adjournment Proposal requires the affirmative vote of a majority of the votes cast. Pursuant to the terms of the SPAC Charter, the approval of the Name Change Proposal must be by special resolution approved by at least two-thirds of the votes cast. In the event a quorum is not present at the extraordinary general meeting, the Chairman of the meeting may adjourn it in accordance with the SPAC Charter to the same time and place in the following week or such other time and place as the Board of Directors of the Company may determine.

The Name Change Proposal is conditioned on the approval of the Acquisition Proposal and will not be implemented if the Acquisition Proposal is not approved.

Shareholders who vote against the Acquisition Proposal may demand that the Company redeem such shareholders’ SPAC Shares for cash as described in the proxy statement attached to this notice. If shareholders holding 30% or more of the SPAC Shares issued in the Company’s IPO (1,271,789 shares) vote against the Acquisition Proposal and demand that the shares be redeemed for cash, the Acquisition will not be consummated. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO Shares).

A special meeting of the holders of the warrants to purchase the Company’s common stock, issued as a portion of the units issued in the Company’s IPO (the “Public Warrants”), warrants to purchase 1,550,000 issued to the Company’s sponsors immediately prior to the IPO (the “Sponsor Warrants”), and those which may be issued to the representative of the underwriters in the IPO, Broadband Capital Management, Inc., pursuant to an option granted in connection with the IPO, will be held simultaneously with the shareholders’ meeting. The Public Warrant holders and the holders of the Sponsor Warrants will consider and vote upon a proposal to amend the warrant agreement, dated as of March 7, 2008, pursuant to which the warrants were issued (the “Warrant Agreement”) to provide that: (i) the exercise price per share of common stock for which the warrant is exercisable is increased from $5.00 to $8.00, (ii) the term of each outstanding warrant is extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant as provided in the Warrant Agreement, and (iii) the holders of the Public Warrants may redeem their Public Warrants for $0.50 at the time of the Acquisition. Approval of these amendments requires the affirmative written consent of Broadband and the holders of a majority of the outstanding Public Warrants (collectively, the “Warrant Amendment Proposals”). The holders of the Sponsor Warrants have agreed to vote in favor of the Warrant Amendment Proposal. Approval of the Warrant Amendment Proposals is a condition to the consummation of the Acquisition.

The Board of Directors of the Company has determined that the Acquisition is fair to and in the best interests of the Company and its shareholders and recommends that you vote “FOR” the Acquisition Proposal, the Name Change Proposal, and any Adjournment Proposal.

Note that the members of the Board of Directors and officers of the Company have interests which are different than those of the holders of the IPO shares and the Public Warrants and that there are various risk factors in connection with the Acquisition. Please see the information under the headings “Risk Factors —  Risks Related to the Acquisition” in the attached proxy statement.

Your vote is important. If the Company does not timely complete the Acquisition, or obtain an extension of the time in which to complete it in accordance with the SPAC Charter, the Company must take actions to liquidate and distribute its assets to the shareholders.

By order of the Board of Directors,
Hambrecht Asia Acquisition Corp.
By: /s/ Robert Eu Robert Eu, Chairman of the Board

February 17, 2010

IF YOU SUBMIT YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SPAC SHARES WILL BE VOTED “FOR” THE ACQUISITION PROPOSAL, THE NAME CHANGE PROPOSAL AND ANY ADJOURNMENT PROPOSAL.

The enclosed proxy statement has not be reviewed by or approved by the Securities and Exchange Commission or any state securities commission nor has any such agency passed upon the adequacy or accuracy of this proxy statement.

HAMBRECHT ASIA ACQUISITION CORP.

NOTICE OF SPECIAL MEETING AND
SOLICITATION OF WRITTEN CONSENT OF WARRANTHOLDERS
TO BE HELD ON MARCH 8, 2010

To the warrantholders of Hambrecht Asia Acquisition Corp:

NOTICE IS HEREBY GIVEN that a special meeting of the holders of the warrants to purchase 4,239,300 ordinary shares of Hambrecht Asia Acquisition Corp. (the “SPAC”, the “Company”, “we” or words of similar import), a company incorporated under the laws of the Cayman Islands, issued in connection with the Company’s initial public offering (the “Public Warrants’) and of warrants to purchase 1,550,000 ordinary shares of the SPAC, issued to the Company’s sponsor immediately prior to the IPO (the “Sponsor Warrants”) will be held at 4:00 p.m., New York City local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue New York, New York 10154 for the following purposes:

1.	the approval of an amendment to the Warrant Agreement, dated as of March 7, 2008 (the “Warrant Agreement”), between the SPAC and Continental Stock Transfer & Trust Company, as warrant agent, to provide that: (i) the exercise price per share of common stock for which the warrant is exercisable is increased from $5.00 to $8.00, (ii) the term of each outstanding warrant is extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant, and (iii) the holders of the Public Warrants may redeem their Public Warrants for $0.50 at the time of the Acquisition (the “Warrant Amendment Proposal”);
2.	the adjournment of the meeting from time to time as necessary or desirable for the purposes of soliciting additional proxies in favor of the foregoing proposals, or otherwise in accordance with applicable law (the “Warrantholder Adjournment Proposal”); and
3.	such other business or procedural matters as may properly come before the special meeting, as it may be adjourned from time to time.

The various proposals are described more completely in the attached proxy statement which also serves as a solicitation of the written consent of the holders of the Public Warrants (referred to as the “public warrantholders”). We encourage you to read the entire proxy statement and its attachments before executing the form of proxy to direct the voting of your Public Warrants. A copy of the Warrant Agreement and the proposed Amendment to Warrant Agreement are included as Annex B to the attached proxy statement. Approval of the Warrant Amendment Proposal requires the written consent of Broadband Capital Management, Inc., as representative of the underwriters in the Company’s initial public offering and holder of an option to purchase units consisting of 280,000 SPAC Shares and warrants to purchase 280,000 SPAC Shares and of the holders of a majority of the outstanding Public Warrants and Sponsor Warrants. The holders of the Sponsor Warrants have agreed to vote in favor of the Warrant Amendment Proposal. Approval of the Warrantholder Adjournment Proposal requires a majority of the votes cast at the special meeting. The form of proxy for the special meeting of warrantholders also serves as a written consent to the amendment to the Warrant Agreement described in the Warrant Amendment Proposal.

Only the holders of record of the Public Warrants and the holders of the Sponsor Warrants on February 8, 2010, the record date for the special meeting, are entitled to notice of and to vote at the special meeting. Although the Warrant Agreement does not expressly provide for meetings of the warrantholders, the Board of Directors has determined that quorum for the transaction of business at the special meeting of warrantholders is the presence in person or by proxy of holders of at least a majority of the outstanding public warrants. In the event a quorum is not present at the special meeting, the Chairman of the meeting may adjourn it to the same time and place in the following week or such other date, time and place as the Board of Directors of the Company may determine.

An extraordinary general meeting of the shareholders of the Company will be held simultaneously with the special meeting of warrantholders to consider and approve a Share Exchange Agreement, dated as of February 12, 2010, (the “Share Exchange Agreement”), between the SPAC, Honest Group Holdings Limited (“Honesty Group”) and each of the shareholders signatories thereto pursuant to which the SPAC will acquire all the outstanding shares of Honesty Group in exchange for 8,500,000 ordinary shares, par value $.001 per share, of the SPAC (“SPAC Shares”), and up to 5,800,000 additional SPAC Shares, to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel, that are deliverable to the former shareholders of Honesty Group in the Acquisition (as defined in the attached proxy statement) if the “Combined Company” (the SPAC after the closing of the Acquisition) meets certain net income targets contained in the Share Exchange Agreement described in the attached proxy statement. If approved, the Warrant Amendment Proposal, and the related redemption of the Public Warrants, will only be effective and occur if the Acquisition is closed. There are various conditions to the closing of the Acquisition described in the attached proxy statement and the Share Exchange Agreement included as Annex A thereto.

If the Warrant Amendment Proposal is approved, the public warrantholders may elect to continue to hold their Public Warrants as amended or automatically redeem such holder’s Public Warrants for cash at a price of $0.50 each if the Acquisition is consummated. Any holder of Public Warrants who does not vote at the special meeting will be deemed to have been requested redemption of the Public Warrants held by such person on the terms of the Warrant Amendment Proposal.

The Board of Directors of the Company recommends that you vote “FOR” the Warrant Amendment Proposal and any Warrant Adjournment Proposal.

Note that the members of the Board of Directors and officers of the Company have interests which are different than those of the holders of the IPO shares and the Public Warrants and that there are various risk factors in connection with the Acquisition. Please see the information under the headings “Risk Factors —  Risks Related to the Acquisition”.

Your vote is important. If the Warrant Amendment Proposal is not approved and the Company does not timely complete the Acquisition, or obtain an extension of the time in which to complete it in accordance with the SPAC Charter, the Company must take actions to liquidate and distribute its assets to the shareholders.

By order of the Board of Directors,
Hambrecht Asia Acquisition Corporation
By: /s/ Robert Eu Robert Eu, Chairman of the Board

February 17, 2010

IF YOU SUBMIT YOUR PROXY CARD AND WRITTEN CONSENT WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR WARRANTS WILL BE VOTED “FOR” THE WARRANT AMENDMENT PROPOSAL AND ANY WARRANT ADJOURNMENT PROPOSAL. IF YOU SUBMIT YOUR PROXY CARD WITHOUT AN INDICATION OF WHETHER YOU WISH TO HOLD YOUR PUBLIC WARRANTS, AS AMENDED, OR IF YOU FAIL TO RETURN YOUR PROXY CARD, YOU WILL BE DEEMED TO HAVE ELECTED TO REDEEM ALL OF THE PUBLIC WARRANTS YOU OWN.

The enclosed proxy statement has not be reviewed by or approved by the Securities and Exchange Commission or any state securities commission nor has any such agency passed upon the adequacy or accuracy of this proxy statement.

PROXY STATEMENT
FOR
EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS
AND
PROXY STATEMENT AND SOLICITATION
OF WRITTEN CONSENT FOR
SPECIAL MEETING OF THE WARRANTHOLDERS
OF
HAMBRECHT ASIA ACQUISITION CORP.
TO BE HELD ON MARCH 8, 2010

An extraordinary general meeting of shareholders and a special meeting of warrantholders of Hambrecht Asia Acquisition Corp., (the “SPAC”, the “Company”, “we” or words of similar import), a company incorporated under the laws of the Cayman Islands, will be held at 4:00 p.m., New York City local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York, USA, for the purposes described in the Notice of Extraordinary General Meeting of Shareholders and the Notice of Special Meeting and Solicitation of Written Consent of Warrantholders to which this proxy statement is attached, and as further described elsewhere in this proxy statement. Under the laws of the Cayman Islands, the Company is authorized to issue “ordinary shares,” par value $.001 each (the “SPAC Shares”), to holders referred to as “members” but in this proxy statement we have referred to the SPAC Shares as “shares” and the “members” as “shareholders” for ease of reference.

On February 12, 2010, we entered into a Share Exchange Agreement (a copy of which is attached as Annex A to this proxy statement) with the Honesty Group Holdings Limited (“Honesty Group”) and each of the shareholder signatories thereto. Under the Share Exchange Agreement, if approved by the shareholders of SPAC and subject to the terms and conditions of the Share Exchange Agreement, the SPAC will acquire all the outstanding shares of Honesty Group (“Honesty Group Shares”) in exchange for 8,500,000 ordinary shares, par value $.001 per share, of the SPAC (“SPAC Shares”) payable at closing and up to 5,800,000 additional SPAC Shares (to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel) that are deliverable to the former shareholders of Honesty Group if the “Combined Company” in the Acquisition (as defined below) meets certain net income targets contained in the Share Exchange Agreement, and thereby indirectly acquire all of the equity interests in its three subsidiaries: (i) Guanke (Fujian) Electron Technological Industry Co. Ltd. (“Guanke”), a company incorporated under the laws of the People’s Republic of China with operations principally located in the People’s Republic of China (“PRC”), which is engaged in the design and manufacture of liquid crystal display or “LCD” products (including LCD monitors, LCD TVs, LED back-lighted modules, and application-specific products) and focused on distribution and sale of high-quality, branded products at affordable prices, principally to consumers in the China market; (ii) Guanwei (Fujian) Electron Technological Company Limited (“Guanwei”), a corporation formed under the laws of the PRC (a development stage company); and (iii) Guancheng (Fujian) Electron Technological Company Limited (“Guancheng”) a corporation formed under the laws of the PRC (a development stage company) (together, the “Target”). Upon consummation of the Acquisition, Honesty Group will become a wholly owned subsidiary of the SPAC.

At the extraordinary general meeting, we are asking our shareholders to approve a proposal (“Acquisition Proposal”) approving the Share Exchange Agreement and the transactions contemplated thereby (the “Acquisition”). We are also asking our shareholders to approve a change in our corporate name to SGOCO Technology Ltd. (“Name Change Proposal”). Each of these proposals, as well as a proposal to adjourn the extraordinary general meeting from time to time if necessary (“Adjournment Proposal”), are described in more detail below.

At the simultaneous special meeting of the public warrantholders, we are asking the holders of our public warrants (“Public Warrants”) to approve a proposal to amend the Warrant Agreement, dated as of March 7, 2008 (the “Warrant Agreement”), between the SPAC and Continental Stock Transfer & Trust Company, as warrant agent, to provide that: (i) the exercise price per share of common stock for which the warrant is exercisable is increased from $5.00 to $8.00, (ii) the term of each outstanding warrant is extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant as provided in the Warrant Agreement, and (iii) the holders of the Public Warrants may redeem their Public Warrants for $0.50 at the time of the Acquisition (the “Warrant Amendment Proposal”). The amendment to the Warrant Agreement, in substantially the form attached to this proxy statement as Annex B, will be executed and effective only if the Acquisition is consummated. This proposal, as well as a proposal to adjourn the special meeting from time to time if necessary (“Warrant Adjournment Proposal”), is described in more detail below. One of the various conditions to the closing of the Acquisition is the approval of the Warrant Amendment Proposal.

The closing of the Acquisition, and the consummation of the other transactions contemplated in the Share Exchange Agreement and the other proposals, will not occur unless all the conditions to closing in the Share Exchange Agreement are satisfied or waived. Under the terms of our Amended and Restated Memorandum of Association, and our Amended and Restated Articles of Association, each adopted by Special Resolution passed on January 29, 2008 (“SPAC Charter”), approval of the Acquisition Proposal requires the affirmative vote of at least a majority of the outstanding SPAC Shares, in person or by proxy, at the extraordinary general meeting or any adjournment of that meeting and is also conditioned upon shareholders owning fewer than 30% (or 1,271,790 shares) of the SPAC Shares sold in its initial public offering voting against the Acquisition Proposal and exercising their redemption rights on a cumulative basis. If you desire to have your shares redeemed, you must vote against the Acquisition Proposal and make a timely demand for redemption on the proxy card delivered with this proxy statement.

Pursuant to the terms of the SPAC Charter, the approval of the Name Change Proposal must be by special resolution approved by at least two-thirds of the votes cast. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast. In the event no quorum is present at the extraordinary general meeting, the Chairman of the meeting may adjourn it in accordance with the SPAC Charter to the same time and place in the following week or such other date, time and place as the Board of Directors of the Company may determine.

The Company’s Board of Directors has determined that the Acquisition is fair to and in the best interests of the Company and its shareholders and recommends that the shareholders vote “FOR” the Acquisition Proposal, the Name Change Proposal, and any Adjournment Proposal.

Pursuant to the terms of the Warrant Agreement, the approval and consent of the holders of a majority of the outstanding Public Warrants and the Sponsor Warrants (voting as a class), as well as the written consent of Broadband Capital Management, Inc., the representative of the underwriters in our public offering and the holder of an option to acquire units consisting of 280,000 SPAC Shares and warrants to purchase 280,000 SPAC Shares is required to adopt the Warrant Amendment Proposal and amend the Warrant Agreement. The holders of the Sponsor Warrants have agreed to vote in favor of the Warrant Amendment Proposal.

The Company’s Board of Directors has recommended that the public warrantholders vote “FOR” the Warrant Amendment Proposal and any Warrant Adjournment Proposal.

If the Acquisition Proposal and the Warrant Amendment Proposal are not approved as described in this proxy statement and the Acquisition is not consummated by March 12, 2010, we are required by the SPAC Charter to liquidate and dissolve and to distribute to our shareholders the amount in the Trust Account as described elsewhere in this proxy statement under the heading “Proposal 1: Acquisition Proposal —  Consequences if Acquisition Proposal is not Approved.”

This proxy statement provides you with information about Honesty Group and its subsidiaries, the SPAC, the Share Exchange Agreement, the Acquisition Proposal, the Warrant Amendment Proposal and the other proposals for actions to be taken at the extraordinary general meeting of shareholders and the special meeting of warrantholders. We encourage you to read this entire proxy statement and the annexes before you vote, including the information under the heading “Risk Factors”. You may also obtain more information about the Company from the reports and other documents (collectively, “Reports”) we file with the U.S. Securities and Exchange Commission (the “SEC”). These reports are available without charge at www.sec.gov. See “Where to Find Additional Information” below.

HAMBRECHT ASIA ACQUISITION CORPORATION

i

If you would like additional copies of this proxy, or if you have questions about the acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

To obtain timely delivery of requested materials, shareholders must request the information no later than five business days before the date they submit their proxies or attend the extraordinary general meeting. The latest date to request the information to be received timely is March 1, 2010.

QUESTIONS AND ANSWERS ABOUT THE
SHAREHOLDERS AND WARRANTHOLDERS MEETINGS

The following questions and answers provide summaries of certain information found elsewhere in this proxy statement or in the Company’s SEC Reports. Please read the entire proxy statement and the Annexes before you vote and refer to the SEC Reports for additional information.

Q.	Why am I receiving this proxy statement?
A.	This proxy statement describes various actions proposed to be taken at an extraordinary general meeting of the shareholders of the Company, and a special meeting of the warrantholders of the Company to be held simultaneously on Monday, March 8, 2010 at 4:00 p.m. New York City time at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York, 10154 USA. We are requesting that shareholders vote their SPAC Shares and public warrantholders provide their written consent and vote at that meeting.

The Company was formed as a blank check company to acquire one or more businesses having primary operations in the PRC through a merger, stock exchange, asset acquisition or similar business combination or control, or through contractual arrangements. As described in our SEC Reports, substantially all of the net proceeds of our IPO have been held in escrow pending consummation of a business combination (the “Trust Account”). The Trust Account had a balance of $33,848,881 at December 31, 2009, or approximately $7.98 per outstanding SPAC Share held by public shareholders. Under the terms of our IPO and the SPAC Charter, we must have entered into a letter of intent or agreement with respect to a business combination with a fair market value of at least 80% of the Trust Account, excluding $1,187,004 in deferred underwriting discounts and commissions, within 18 months from the date of our IPO, and close on the business combination by March 12, 2010, unless the time period is extended by a vote of holders of a majority of the outstanding SPAC Shares.

As described in this proxy statement, we entered into a letter of intent with respect to the Acquisition on July 31, 2009, and the Share Exchange Agreement on February 12, 2010. As a condition to the consummation of the Acquisition described in the Share Exchange Agreement, holders of the Company’s Public Warrants must agree to the change in certain terms of the warrants as described in this proxy statement. A copy of the Share Exchange Agreement is attached as Annex A to this Proxy Statement and copies of the Warrant Agreement and the proposed Amendment to the Warrant Agreement are attached as Annex B to this Proxy Statement. Each of these agreements are incorporated by reference in this proxy statement and should be reviewed carefully by the shareholders and warrantholders in connection with their votes.

Q.	What am I being asked to vote on?
A.	The SPAC shareholders and warrantholders are being asked to vote on the proposals described below:

Shareholders:

Proposal 1.	Acquisition Proposal: the approval by ordinary resolution of (i) the Share Exchange Agreement, and (ii) the Acquisition;
Proposal 2.	Name Change Proposal: subject to the passing of the Acquisition Proposal, the approval by special resolution of the change of the corporate name of the SPAC to “SGOCO Technology Ltd.”;
Proposal 3.	Adjournment Proposal: the approval of the adjournment of the meeting, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

In addition, each properly executed proxy card will authorize the proxies named therein to take such actions as any such proxy may determine in his discretion with respect to such other business or procedural matters as may properly come before the extraordinary general meeting, as it may be adjourned from time to time.

Under the terms of the Share Exchange Agreement, approval by our shareholders of the Acquisition Proposal is one of the conditions to closing the transactions contemplated by the Share Exchange

Agreement. Another condition is approval of the Warrant Amendment Proposal by the holders of our warrants. Accordingly, we will only proceed with the consummation of the Acquisition if our shareholders approve the Acquisition Proposal and our warrantholders approve the Warrant Amendment Proposal.

There are also other conditions to the closing under the Share Exchange Agreement, including a condition that fewer than 1,271,790 SPAC Shares (30% of the total number of ordinary shares sold in our IPO) vote against the Acquisition Proposal and demand that we redeem their shares into cash. If closing of the Acquisition under the Share Exchange Agreement does not occur for any reason, our board of directors will take no action to implement the other Proposals even if they have been approved by our shareholders and warrantholders.

Warrantholders:

Proposal 1.	Warrant Amendment Proposal: the approval of: (i) the increase in the exercise price per SPAC Share from $5.00 to $8.00, (ii) the extension by one year of the term of each outstanding warrant by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant as provided in the Warrant Agreement, and (iii) the right of the holders of the Public Warrants to redeem their Public Warrants for $0.50 each at the time of the Acquisition;
Proposal 2.	Warrant Adjournment Proposal: the approval of the adjournment of the special meeting of warrant holders, if necessary or desirable, for the purpose of soliciting additional proxies in favor of the foregoing proposals.

In addition, each properly executed proxy card will authorize the proxies named therein to take such actions as any such proxy may determine in his discretion with respect to such other business or procedural matters as may properly come before the extraordinary general meeting, as it may be adjourned from time to time.

Q.	Are the various proposals conditioned on one another?
A.	Yes. The Warrant Amendment Proposal will only take effect if the Acquisition Proposal is approved and the Acquisition is consummated. The Acquisition Proposal is contingent, among other things, on the approval of the Warrant Amendment Proposal. The Name Change Proposal is conditional on the approval of the Acquisition Proposal.
Q.	How do I vote my shares?
A.	If you are a shareholder of record as of the close of business on February 8, 2010, the record date for the extraordinary general meeting of shareholders, or a warrantholder of record as of the close of business on February 8, 2010, the record date for the special meeting of warrantholders, you may vote in one of the following ways:
•	By Signing and Returning the Enclosed Proxy Card: for the SPAC Shares or the Public Warrants which you hold. If you vote by proxy card, the individuals who you have named as your “proxy” (whose names are listed on the proxy card), will vote your shares or Public Warrants as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each proposal.
•	Vote in person: you may attend the extraordinary general meeting of shareholders or the special meeting of warrantholders and vote in person. We will give you a ballot when you arrive. If your shares or warrants are held in the name of your broker, bank or other nominee, however, you must obtain a “legal proxy” from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares or warrants.

If your shares or warrants are held in street name, as of the close of business on February 8, 2010, the record date for the extraordinary general meeting of shareholders, or a warrantholder of record as of the close of business on February 8, 2010, the record date for the special meeting of warrantholders, you should receive information from your broker on how vote your shares and vote and provide written consent with respect to your warrants. Share and warrants held in street name may be voted in one of the following ways:

•	Vote by Phone: call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. The vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.
•	Vote by Internet: visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. The vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.
•	Vote in person: you may attend the extraordinary general meeting of shareholders or the special meeting of warrantholders and vote in person, however, you must first obtain a “legal proxy” from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Whether or not you plan to attend the meeting, we encourage you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy. Your vote in person at the meeting will cancel and override the vote authorized by your proxy card.

Q.	What consideration will we pay in the Acquisition?
A.	Under the terms of the Share Exchange Agreement, we will acquire all of the issued and outstanding shares of, and any other equity interests in, Honesty Group for a consideration consisting of (i) 8,500,000 newly issued SPAC Shares delivered at closing, and (ii) 5,800,000 newly issued SPAC Shares to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel, subject to the surviving company in the Acquisition (“Combined Company”) meeting certain net income targets contained in the Share Exchange Agreement. The 5,800,000 escrowed SPAC Shares will be delivered to the former shareholders of Honesty Group in 2011 and 2012 as follows: 5,000,000 SPAC Shares will be released from escrow if the Combined Company reports net income of US $15 million for the fiscal year ended December 31, 2010, excluding costs associated with the transactions contemplated by the Share Exchange Agreement (“First Earn-Out Milestone”), and 800,000 SPAC Shares released from escrow if the Combined Company reports net income of US $20 million for the fiscal year ended December 31, 2011 (“Second Earn-Out Milestone”). In the event the First Earn-Out Milestone is not met but the Second Earn-Out Milestone is met, 5,800,000 escrowed SPAC Shares will be delivered. If neither earn-out milestone is met, then the 5,800,000 escrowed SPAC Shares will be delivered to the Combined Company for cancellation and returned to the status of authorized but unissued SPAC Shares.
Q:	Does the Acquisition meet the 80% test?
A:	In accordance with the SPAC Charter, the target business of our initial business combination must have a fair market value equal to at least 80% of our net assets held in the Trust Account (excluding deferred underwriting discounts and commissions) at the time of the business combination. On December 31, 2009, our net assets held in the Trust Account were US $33,848,881 before deducting deferred underwriting discounts and commissions of US $1,187,004). Our board of directors has determined that as of the date of the Share Exchange Agreement, the Honesty Group Shares acquired in the Acquisition had a fair market value of at least US $89,000,000, or over 260% of the fair market value of our net assets of $32,661,877 held in the Trust Account, and will continue to have a fair market value in excess of 80% of the net assets held in the Trust Account at the time of the Acquisition.
Q.	How do the officers, directors, and major shareholders of the SPAC intend to vote their shares and Sponsor Warrants?
A.	All of our pre-IPO initial shareholders, including all of our directors and executive officers and their affiliates (collectively, the “Sponsors”), who collectively purchased an aggregate of 1,059,825 SPAC Shares and warrants to purchase an additional 1,550,000 SPAC Shares prior to our IPO, have agreed to vote the SPAC Shares that they owned immediately before our IPO and any SPAC Shares that they acquire upon exercise of the warrants acquired prior to the IPO in the same manner as the holders of a majority of the SPAC Shares voted by the public shareholders in connection with the Acquisition. To date, none of the Sponsors has purchased any additional SPAC Shares in the open market and none has acquired any additional SPAC Shares upon exercise of any warrants. The Sponsors have agreed to vote their Sponsor Warrants “For” the Warrant Amendment Proposal.
Q.	Why is the Company requesting approval of the Name Change Proposal?
A.	The change of our corporate name to “SGOCO Technology Ltd.” upon the consummation of the Acquisition will better reflect the operations of the Combined Company.
Q.	What vote is required to approve the Name Change Proposal?
A.	Subject to the passing of the Acquisition Proposal, the approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of the SPAC Shares present and voting on the Name Change Proposal.
Q.	Why is the Company requesting approval by the public warrantholders of the Warrant Amendment Proposal?
A.	In order to obtain the agreement of Honesty Group’s shareholders to the Share Exchange Agreement, the capitalization of the Company is required to be adjusted to decrease the maximum amount of the outstanding SPAC Shares and increase the exercise or strike price of all warrants. If the Warrant Amendment Proposal is adopted and the Acquisition is consummated, the exercise price will be increased from $5.00 to $8.00, and the exercise period will be extended by one year, and the holders of the Public Warrants will also be able to redeem their warrants for $0.50 each or retain their warrants, as provided by the Warrant Agreement as amended by the Amendment to Warrant Agreement attached to this proxy statement as Annex B.
Q.	What will the structure of the Combined Company be upon the consummation of the Acquisition and what will happen to my SPAC Shares and Public Warrants?
A.	Following the consummation of the Acquisition and the name change, Honesty Group will become a direct wholly-owned subsidiary of the Combined Company, which will then be known as SGOCO Technology Ltd. The Target companies will continue as wholly-owned subsidiaries of Honesty Group. Your SPAC Shares will continue to represent shares in the Combined Company. It will not be necessary to surrender the certificates representing your shares for new certificates in SGOCO Technology Ltd. name, although you may chose to do so. The Public Warrants which are not redeemed, the Sponsors Warrants and any warrants which may be used to Broadband Capital Management, Inc., if it exercises its option, will remain outstanding as amended.
Q.	What percentage of the outstanding SPAC Shares will the existing public shareholders own after the Acquisition?
A.	Following the consummation of the Acquisition, the number of SPAC Shares on an actual and a fully-diluted basis will vary depending on the number of public shareholders and Public Warrant holders who redeem their SPAC Shares and Public Warrants.

If none of the shareholders demand to redeem the SPAC Shares that he or she owns for cash and assuming none of our warrants are exercised or redeemed, our existing shareholders, including both our Sponsors and public shareholders will own, in the aggregate, approximately 36.4% of the Company, excluding the 5,800,000 SPAC Shares escrowed for the earn-out under the Share Exchange Agreement and 311,696 SPAC Shares owned by the Sponsors and escrowed subject to the earn-out pursuant to the Share Exchange Agreement, or 26.6% on a pro forma basis as if the escrowed shares were earned at the closing of the Acquisition. Public shareholders will own approximately 31.7%, or 21.8% on a pro forma basis. In addition, warrants to purchase 5,789,300 SPAC Shares would be outstanding: 4,239,300 Public Warrants, and 1,550,000 warrants held by the Sponsors, each exercisable at $8.00 per share.

After the Acquisition, if the maximum number of SPAC Shares held by public shareholders were redeemed which would not violate the condition to the consummation of the Share Exchange Agreement

(less than 30%), and if all of the Public Warrants were redeemed, our existing shareholders, including both our Sponsors and public shareholders will own, in the aggregate, approximately 29.7% of the Company, excluding the shares escrowed for the earn-out under the Share Exchange Agreement, or 21.4% on a pro forma basis as if the escrowed shares were earned and issued at the closing of the Acquisition. Public shareholders will own approximately 24.5%, or 16.3% on a pro forma basis. Warrants to purchase 1,550,000 SPAC Shares held by the Sponsors would be outstanding.

The calculations in the preceding two paragraphs assume that the option of Broadband Capital Management to purchase 280,000 SPAC Shares and 280,000 warrants has not been exercised.

Q.	How do I exercise my redemption rights?
A.	Shareholders: If you hold SPAC Shares issued in our IPO and vote against the Acquisition Proposal and the Acquisition is consummated, you will have the right to demand that we redeem your shares into cash. If you wish to exercise your redemption rights, you must timely:
(i)	vote “Against” the Acquisition Proposal on the attached proxy card and return it as instructed, and
(ii)	at the same time, demand in the attached proxy card that we redeem your shares for cash.

If, notwithstanding your vote “Against” the Acquisition Proposal, the Acquisition is completed and you requested redemption of your SPAC Shares, you will be entitled to receive a per-share redemption price as described immediately below. Do not send your share certificates with your proxy. If the Acquisition is consummated, redeeming shareholders will be provided with a transmittal letter and must tender their shares to us within 20 business days after consummation of the Acquisition. Redeeming shareholders will be notified when they should expect to receive the redemption amount. Shareholders who intend to redeem their shares should contact their broker or custodian as soon as possible to request their share certificates. Even if the Acquisition Proposal receives an adequate affirmative vote, if the public shareholders holding 1,271,789 SPAC Shares (fewer than 30% of the total number of ordinary shares sold in our IPO) or more vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO Shares).

Warrantholders:  If you hold Public Warrants and the Warrant Amendment Proposal is approved and the Acquisition is consummated, you will have the right to redeem your warrants for cash or retain your Public Warrant as amended to increase the exercise price to $8.00 per SPAC Share and to extend the exercise date to the earlier of March 7, 2014 or the date of redemption as provided in the Warrant Agreement.

If you fail to vote at the special meeting of warrantholders, you will be deemed to have agreed to have your warrants redeemed for $0.50 each.

If, notwithstanding your vote “For” or “Against” the Warrant Amendment Proposal, if the Acquisition is completed and you did not elect to continue to hold warrants or you failed to vote in person or by proxy at the special meeting, you will receive a per-warrant redemption price of $0.50 upon surrender of the certificate representing your Public Warrant. If you elect to continue to hold your public warrant, upon consummation of the Acquisition, your outstanding warrant will be immediately and without further action on your part be amended to increase the exercise price to $8.00 per SPAC Share and to extend the exercise period. Do not send your warrant certificates with your proxy. If the Acquisition is consummated, redeeming warrantholders will be provided with a transmittal letter and must tender their warrants to us within 20 business days after consummation of the Acquisition. Redeeming warrantholders will be notified when they should expect to receive the redemption amount. Warrantholders who intend to redeem their warrants should contact their broker or custodian as soon as possible to request their share certificates.

Q.	What is the per share redemption price for the SPAC Shares?
A.	The actual per-share redemption price for each SPAC Share will be equal to the amount in the Trust Account before payment of deferred underwriting discounts and commissions and including all accrued interest (net of taxes payable) as of two business days prior to the proposed consummation of the

Acquisition, divided by the number of shares sold in our IPO (4,239,300 shares). As of December 31, 2009, there was $33,848,881 in the Trust Account and the per share redemption price would have been US$7.98. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO Shares).
Q.	Do I have dissenter or appraisal rights under Cayman Islands law?
A.	Other than for breaches of fiduciary duty by the members of the Board of Directors, dissenting shareholders do not have appraisal or dissenter rights under Cayman Islands law as a result of the transactions. Shareholders may exercise redemption rights, as described above, however, if holders of more than 30% of the SPAC Shares issued in the Company’s IPO exercise redemption rights the Acquisition will not close and we will be required to liquidate as provided in the SPAC Charter.
Q.	What will happen to the funds deposited in the Trust Account after the Acquisition?
A.	After the closing of the Acquisition, any public shareholders and public warrantholders timely exercising their redemption rights will receive a redemption price per SPAC Share or Public Warrant equal to the amount described above. Assuming shareholders elect to redeem the maximum number of their shares for cash (up to 30%) and all holders of Public Warrants elect to redeem their warrants for cash, after the payment of expenses of the Acquisition, estimated at US $395,000 and payment of the deferred portion of the underwriters discount of US $1,187,004, we will have approximately US $20,000,000 available to the Combined Company for working capital, capital expenditures, and general corporate purposes. The Share Exchange Agreement provides that, as a condition to closing the Acquisition, at least $17,100,000 be available for these purposes (not taking into account amounts used to redeem any Public Warrants).
Q.	What happens if the Acquisition is not consummated?
A.	If we do not consummate the Acquisition by March 12, 2010, we are required by the SPAC Charter to liquidate and dissolve and to distribute to our public shareholders the amount in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims. We estimate the costs to dissolve and liquidate to be between $75,000 and $125,000. The SPAC currently does not have this amount of cash and has relied on shareholder loans to fund working capital needs. If we were required to dissolve, we would need to seek funds from our Sponsors to pay the costs of dissolution, none of whom are obligated to provide us with such funds. Following dissolution, we would no longer exist as a corporation.
Q.	How many shares must be represented at the shareholders’ meeting for a quorum to conduct the business of the meeting?
A.	A quorum for the transaction of business at the extraordinary general meeting is the presence in person or by proxy or by corporate representative of two (2) members representing not less than one-third in nominal value of all issued and outstanding shares.
Q.	How many warrants must be represented at the warrantholders’ meeting for a quorum to conduct the business of the meeting?
A.	The Warrant Agreement does not expressly provide for meetings of warrantholders. Pursuant to its terms, amendment of the Warrant Agreement requires the written consent of a majority of the outstanding Public Warrants and the Sponsor Warrants, voting as a class, and the consent of Broadband Capital Management, Inc. Accordingly, the Board of Directors of the Company has determined that at least a majority of the outstanding Public Warrants must be present in person or by proxy to conduct the special meeting of warrantholders.
Q.	What will happen if I abstain from voting or fail to vote my SPAC Shares at the shareholders’ meeting?
A.	An abstention or failure to vote with respect to any of the proposals by a shareholder who is present in person or by proxy at the meeting will vary depending on the proposal: (i) with respect to the Acquisition Proposal, an abstention or failure to vote will count as a vote against the proposal because the approval of the Acquisition Proposal requires the affirmative vote of a majority of our outstanding public SPAC

Shares; and (ii) with respect to the Name Change Proposal and any Adjournment Proposal, an abstention or failure to vote will have no effect on the outcome of the vote because the proposals are required to be approved by two-thirds and a majority, respectively, of the SPAC Shares voted on those proposals. Failure to vote may not only be treated as a vote against the Acquisition Proposal, but may also cause there to fail to be a quorum present for the conduct of the shareholders’ meeting.
Q.	What will happen if I abstain from voting or fail to vote and provide the written consent with respect to my Public Warrants at the warrantholders’ meeting?
A.	If at least a majority of the outstanding Public Warrants do not vote in favor of and consent to the Warrant Amendment Proposal, the Acquisition will not be consummated and the Company will be required to dissolve and liquidate. Accordingly, if you abstain from voting or fail to vote, the effect will be the same as if you had voted against the Warrant Amendment Proposal.

If the Acquisition is consummated and you have either failed to designate that you wish to retain your Public Warrant, as amended, or you fail to vote, your Public Warrants will be redeemed at $0.50 each.

Q.	How do I change my vote?
A.	If you have submitted a proxy to vote your SPAC Shares or Public Warrants and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to the Company’s secretary prior to the date of the extraordinary general meeting or special meeting, as applicable, or by voting in person at the extraordinary general meeting or special meeting, as applicable. Attendance at the extraordinary general meeting or special meeting, as applicable, alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565. If your shares or Public Warrants are held in street names, consult your broker for instructions on how to revoke your proxy or changes your vote.
Q.	If my SPAC Shares and/or Public Warrants are held in the name of my broker or some other “street name,” will my broker automatically vote them for me?
A.	No. Your broker can vote your SPAC Shares or Public Warrants only if you provide instructions on how to vote. You should instruct your broker to vote your shares or provide written consent and vote your Public Warrants. Your broker can tell you how to provide these instructions.
Q:	Who is paying for this proxy solicitation?
A:	We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees and proxy solicitor may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but our proxy solicitation agent, Advantage Proxy, will be paid its customary fee of approximately $15,000 plus out-of-pocket expenses if it solicits proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.
Q.	Who can help answer my questions?
A.	If you have any questions about the Acquisition or the proposals or if you are a shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Advantage Proxy, the proxy solicitation agent for the SPAC, toll free at (877) 870-8565 or collect at (206) 870-8565. If your shares of the SPAC are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

If you have any questions about the Warrant Amendment Proposal or the Acquisition or if you are a warrantholder and need assistance in submitting your written consent and proxy or voting your warrants or need additional copies of this proxy statement or the enclosed written consent and proxy card, you should contact Advantage Proxy, the proxy solicitation agent for the SPAC, toll free at (877) 870-8565 or collect at (206) 870-8565 If your warrants are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information

SUMMARY

This summary highlights certain selected information from this proxy statement relating to the Share Exchange Agreement and the transactions contemplated thereby and does not contain all of the information that is important to you. You should carefully read this entire proxy statement and the other documents to which it refers. See “Where You Can Find More Information.” Certain risk factors are described below under the heading “Risk Factors.”

Hambrecht Asia Acquisition Corporation

The SPAC was incorporated under the laws of the Cayman Islands as an exempted company on July 18, 2007. We were incorporated to acquire, through a merger, a share exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business having its primary operations located in the PRC. We refer to these transactions required by our IPO and SPAC Charter as a “business combination.”

The registration statement for our IPO was declared effective on March 7, 2008 and the IPO completed on March 12, 2008. Immediately prior to consummating our IPO, we sold an aggregate of 1,550,000 warrants at $1.00 per warrant to certain officers and affiliates in a private placement (the “Private Placement”). An aggregate of 4,239,300 units were sold in the IPO at an offering price of $8.00 per unit, generating gross proceeds of $33,914,400. Each unit consisted of one of the Company’s ordinary shares, $0.001 par value, and one warrant. As of December 31, 2009, we had 5,299,125 SPAC Shares and 5,789,300 warrants outstanding. Each warrant currently entitles the holder to purchase one SPAC Share at an exercise price of $5.00 per share commencing on the later of: (i) the consummation of the business combination, or (ii) March 7, 2009. The warrants currently expire on March 7, 2013, unless earlier redeemed by the SPAC. The warrants included in the units sold in the IPO are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the SPAC Shares exceeds $11.50 per share for any 20 trading days within a 30-trading day period. Continental Stock Transfer & Trust Company acts as the trustee of the Trust Account. The amounts held in the Trust Account are held for our benefit and the benefit of our shareholders.

Net proceeds of $33,527,396 from the IPO and the Private Placement were placed in the Trust Account at the time of the IPO. The Trust Account includes a deferred underwriting discount from the IPO of up to $1,187,004 which would be paid to the underwriters upon consummation of a business combination. Additionally, up to an aggregate of $700,000, plus up to an additional $350,000 during any Extended Period (as described below) if approved by shareholders, of interest earned on the Trust Account balance (net of any taxes paid or payable) may be released to us to fund operating activities. Through December 31, 2009, approximately US $317,002 of interest earned on the Trust Account balance has been released to the Company for working capital purposes. The remaining amounts in the Trust Account ($33,848,881 at December 31, 2009) will only be released on the earlier of: (i) the consummation of a business combination with one or more operating businesses having their primary operations in the PRC; or (ii) the Company’s liquidation, except to satisfy shareholder redemption rights.

The inclusion in the Trust Account of the purchase price of the Private Placement warrants and the deferred underwriting discounts and commissions is a benefit to our public shareholders because additional proceeds will be available for distribution to investors if a liquidation of the Company occurs prior to our completing an initial business combination. If we do not complete an initial business combination and the trustee must therefore distribute the balance in the Trust Account on our liquidation, the underwriters have agreed: (i) to forfeit any rights or claims to the deferred underwriting discounts and commissions, together with any accrued interest thereon, in the Trust Account, and (ii) that the trustee is authorized to distribute the deferred underwriting discounts and commissions, together with any accrued interest thereon, net of income and franchise taxes payable on such interest, to the public shareholders on a pro rata basis along with the other remaining amounts in the Trust Account.

Our total operating expenses incurred from the period from July 18, 2007 (date of inception), to December 31, 2009, were approximately US $672,112, of which approximately US $465,983 has been paid and approximately US $206,129 is accrued and outstanding as of December 31, 2009. The most significant expenses incurred to date include: general and administrative expenses, rental expenses, travel expenses and professional services. As of December 31, 2009, there was approximately US $33,848,881 (including the underwriters’ deferred compensation equal to US $1,187,004) in the Trust Account and approximately US $17,568 of cash and cash equivalents outside of the Trust Account. For the twelve months ended December 31, 2009, we incurred a net loss of US $254,884.

The mailing address of the SPAC’s principal executive office is 13/F Tower 2, New World Tower, 18 Queen Road Central, Hong Kong, and its telephone number is 852-2801-5383.

Honesty Group Holdings Limited

Honesty Group Holdings Limited (“Honesty Group”) is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group’s shareholders are Sun Zone Investments Limited, which holds 8,000 ordinary shares or 80% of the outstanding shares, and Mr. Sze Kit Ting who holds 2,000 ordinary shares or 20% of the outstanding shares. Sun Zone Investments Limited is a British Virgin Islands corporation formed by Mr. Tin Man Or for the purpose of holding his stock in Honesty Group. The mailing address of Honesty Group’s principal executive office is SGOCO Technology Park, Loushan, Jinjiang City, Fujian, China 362200 and its telephone number is 86-595-8200-5598.

Honesty Group owns 100% of Guanke Electron Technological Industry Co., Ltd (“Guanke”), Guanwei Electron Technological Co., Ltd (“Guanwei”), and Guancheng Technological Industry Co., Ltd. (“Guancheng”) (collectively, “SGOCO” or the “Target”). Guanke, Guanwei and Guancheng are limited liabilities companies established in Jingjiang City, Fujian Province under the corporate laws of the People’s Republic of China (“PRC” or “China”). Guanke was formed on January 16, 2006 with a registered capital of $11,880,000. Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $2,259,970, respectively, had been invested by Honesty Group as of September 30, 2009. The remaining registered capital of $8,750,000 and $5,540,030 has to be fulfilled by December 31, 2010. Guanwei and Guancheng are under development stage and have no operations as of the date of this proxy statement.

SGOCO is engaged in the design, manufacture and distribution of LCD consumer products including LCD PC monitors, LCD TV and application-specific products focused on providing high quality, branded electronics at affordable prices to the emerging Chinese consumer. Management’s vision is to offer high quality LCD products under brands that it controls such as “SGOCO” and “Edge 10”, and the “Buick” brand which it expects to license in the first quarter of 2010, at reasonable prices to consumers residing in China’s Tier 2, Tier 3 and Tier 4 cities. Management of SGOCO believes that end-users in its target market are less brand-conscious and more price sensitive than consumers typically found in China’s Tier 1 cities. SGOCO currently sells its products via multiple channels including computer stores, distributors and specialty retailers, but is focused on developing a more vertically integrated Direct Store Delivery system, via a strategy referred to as SGOCO Clubs.

SGOCO’s management believes that the LCD products, in general, have very short-shelf lives. This is because new technologies and features are constantly introduced into the marketplace by international brands. However, these new technologies and features are typically marketed first to Tier 1 cities, where brand recognition is the key driver to sales. SGOCO’s goal is to offer its branded products with similar features at affordable pricing points and establish a dominant market position to selected Tier 2, Tier 3 and Tier 4 cities before competitor brands reach these markets.

In 2009, the Target initiated an effort to convert select specialty retailers and large end customers into Direct Store Delivery (DSD) partners via a strategy referred to as “SGOCO Clubs.” A network of SGOCO Clubs allow the Target to (a) rapidly build a brand presence in multiple markets; and (b) allow operators of SGOCO Clubs to offer differentiated branded products at reasonable prices where they enjoy higher gross margins.

DSD partners are encouraged to build and manage their own business to sell products carrying SGOCO brands. DSD members benefit by purchasing products at wholesale prices from SGOCO, as manufacturer, and selling them at retail prices. Management believes a network of DSD partners is an effective way to distribute products in dispersed markets because the DSD partners engage in localized person-to-person product education and after-sales servicing, which is not readily available through traditional distribution channels.

SGOCO believes that this personal touch enhances end users’ awareness of the benefits and value of SGOCO products. Additionally, SG0CO believes that a DSD approach appeals to a cross-section of potential partners, such as entrepreneurial operators of specialty retailers (mom-and-pop retail stores) who may want a differentiated branded retail presence, and internet café operators who may already use a large number of LCD products in their business, and who may be seeking to supplement their income by selling products. Management considers SGOCO’s high-quality products, compact product lines, and higher potential gross margins (at MSRP) to be attractive components of SGOCO Club marketing system.

Brands and Product Lines

SGOCO currently sells products from two primary branded product lines: SGOCO, which includes high-quality, feature rich LCD products, and Edge 10, a unique line of products currently aimed at the educational marketplace in the U.K. In 2009, sales of SGOCO product line represented 79.2% of total revenue. While SGOCO’s primary focus is to manufacture in support of its own brands, when manufacturing capacity allows, it will temporarily use spare capacity for OEM/ODM customers. For example, in 2007, approximately 50% of its revenue was derived from OEM customers such as Haier Group, China’s largest home appliance brand, and Supertech Engineering & Systems, an Indian glass manufacturer. In 2008 and 2009, OEM revenue decreased to less than 10% of total revenue because of the production focus shifting to SGOCO’s own brands. In 2009, the Company moved all of its production to the newly built facility in SGOCO Technology Park. Because of this expansion in capacity, SGOCO’s management expects OEM/ODM revenue to increase in 2010 to account for approximately 20 – 30% of its total revenue.

In 2010, SGOCO expects to introduce a “Buick”® line of products in China which will complement SGOCO brand. In 2009, SGOCO reached an agreement in principle to license the Buick brand for sales of LCD products in China from General Motors Corporation and expect to finalize the license agreement in the first quarter of 2010. General Motors, selling vehicles under the Buick, Chevrolet, Opel and Cadillac names, is the best-selling foreign automaker in China. The Buick brand is especially strong in China with a long history since 1930s. General Motors and its local partners sold a record 1,826,424 vehicles in China in 2009, pushing the automaker’s market share in the country to 13.4 percent. Since 1999, a Chinese version of the Buick Century/Regal has been produced and sold in China by Shanghai GM and has proven to be popular among upscale, professional families, establishing Buick as one of the most popular vehicle brands in China with 447,011 vehicles sold in 2009.

Distribution

While SGOCO initially utilized a network of distributors to reach end consumers, since 2009 it has been building a “Direct Store Delivery” (DSD) model, which SGOCO calls SGOCO Clubs, as it enters new markets. Under SGOCO Club model, SGOCO seeks to convert existing small specialty retailers (mom-and-pop stores) into exclusive retailers of SGOCO-owned brands. The conversion entails the re-decoration of the retail space or a portion within existing stores based upon SGOCO’s specifications. SGOCO provides direct store distribution to the retail stores of a selective line of products (of different screen size and features) under one or multiple brands owned by SGOCO. Through regular interaction with SGOCO Club operators, management is able to better understand the needs of end-consumers in the market place and is able to respond more quickly to market demands. SGOCO then endeavors to quickly design and add new features to its future product offerings. SGOCO Club model is designed to: (a) take advantage of existing sales networks that specialty retailers already have, (b) reduce intermediary cost in order to offer higher gross margins (at MSRP) to SGOCO Club operators, (c) ensure value and competitively priced products to-end consumers in the Tier 2, Tier 3 and Tier 4 cities in China, and (d) obtain end-consumer feedback on product features to ensure that SGOCO’s products meet the needs of this rapidly developing marketplace. Unlike current competitors with multi-layer distributors who do not have control over pricing, SGOCO products sold at MSRP prices provide larger margins over well-known international brands. As of December 31, 2009, SGOCO has approximately 70 retail stores in 11 provinces and municipalities in China. SGOCO plans to reach approximately 600 and 1,000 SGOCO Club locations in 2010 and 2011, respectively.

SGOCO Clubs are currently classified into three different types, depending upon the sales volume expected by each SGOCO Club member and SGOCO management:

•	Type A stores are exclusive flagship stores to promote branding, with larger retail space and location requirement of within the first to second floor of electronic malls.
•	Type B stores are non-exclusive dealerships for shops within first to third floor of technology malls with minimum 10 square meter retail space and no competitive products.
•	Type C stores are non-exclusive dealerships for shops within first to third floor of technology malls with minimum 5 square meter retail space and no competitive products.

Management believes that it will be able to expand quickly with SGOCO Club model. SGOCO Club model helps business owners with initial setup costs as SGOCO reimburses a portion of store set-up costs upon SGOCO Club operators meeting sales quotas. This ties personal success to that of a national brand portfolio to provide incentives for the business owners to promote brand in local regions. SGOCO Club also provides mutually beneficial economics to SGOCO and to operators by offering direct purchases from the manufacturer to eliminate national and regional distributor margins, more flexible order terms, just-in-time deliveries and performance-based incentives. SGOCO provides not only multiple branded product lines, but also sales, marketing and management assistance to help local operators succeed.

Business Strategies

The principal objective of the Target’s management is for SGOCO to be a leading developer and manufacturer of LCD products and to create a network of SGOCO Clubs in Tier 2, Tier 3 and Tier 4 cities in China to distribute its products. The strategy is to capitalize on SGOCO’s operating strengths, which include a product development program; in-house manufacturing capability; value priced, feature rich products marketed under brands the Target controls; an attractive compensation plan for SGOCO Club members; a scalable business model; and an experienced management team.

SGOCO’s vertically integrated business model enables SGOCO to capture advantages from the entire value chain in order to deliver competitively priced products at higher margins to its distribution partners to the emerging Chinese consumer. The key to SGOCO’s success is the interplay of the three main elements of its business model, namely (1) a proprietary Direct Store Delivery distribution channel in the form of a national network of independent retail outlets operating under the “SGOCO Club” name; (2) an actively-managed portfolio of brands, comprised of both in-house trademarks like “SGOCO” as well as trademarks like “Buick”, which SGOCO is in the process of licensing, that have strong local appeal; (3) a world-class manufacturing, design engineering, and product development capability to support its distribution channel and brand portfolio. By controlling the three main elements, management believes that SGOCO has an advantage over its competitors by being able to lower costs and provide quicker response time to market demand for new products and features:

•	Strengthen product development capabilities. SGOCO expects to further invest industrial production lines for LCD products and development of related technologies such as LED lighting equipment, digital audio/video recording devices, and advanced digital camcorders.
•	In-house Manufacturing. Management believes that SGOCO’s ability to manufacture its own products is a significant competitive advantage for the following reasons:
•	SGOCO has better control the quality of finished products;
•	SGOCO has better management of the underlying costs associated with manufacturing its products;
•	SGOCO has better control over production schedules to increase the likelihood of maintaining an uninterrupted supply of products for its customers; and
•	SGOCO is able to manufacturer most development phase prototypes in-house to expedite product commercialization period.

•	Continue to widen product penetration into regional markets and further expand SGOCO’s national sales distribution network and market share in the PRC. Management plans to continue the expansion of the retail distribution network primarily through SGOCO Club model and to leverage the local market expertise from its regional franchisees to penetrate smaller markets. SGOCO plans to reach approximately 600 and 1,000 SGOCO Club locations in 2010 and 2011, respectively. Leveraging local business partners’ knowledge of local markets, management believes it will continue to benefit from the flexibility and control over local market.
•	Continue marketing its products under the current multi-brand strategy to increase market share via multiple distributors. Currently, the Target’s products are primarily sold under SGOCO and Edge10 brands. “SGOCO” is a value oriented domestic China brand designed to tap into domestic growth. In the first quarter of 2010, management expects to enter into a license from General Motors to permit SGOCO to market a “Buick” brand of LCD products. In the future, SGOCO plans to continue leverage distribution channel by having more shelf-space and promoting different product lines under multiple brands.
•	SGOCO Technology Park, with a total area of over 242,811 square meters (approximately 60 acres), is strategically located in Jinjiang’s new city center, approximately 10 km away from Jinjiang airport, offers world-class facilities and design engineering capabilities to ensure low-cost and scaleable productions. The Park was built in 2009 and currently contains one manufacturing building and two dormitories. The manufacturing building occupies 17,290 square meters of land and has total usable floor area of 52,965 square meters. The current manufacturing building has two monitor production lines with maximum annual capacity of 3 million units, two television production lines with maximum annual capacity of 2 million units, and one SMT production line with maximum annual capacity of 22 million print points. Upon full utilization of the current manufacturing building, SGOCO expects to be able to double its current production capacity. With the additional manufacturing buildings and production lines in to be build, SGOCO expects to be able to rapidly expand production capacity to meet the increasing market demand. SGOCO Technology Park is subject to a option agreement between Honesty Group and Mr. Burnette Or, the President of SGOCO. Mr. Or has the right to purchase the land and structures of SGOCO Technology Park subject to entering into a long-term (at least 20 years) lease with rents at fair market value.
•	As an incentive to the development of SGOCO Technology Park, the Fujian provincial government had invested approximately US$5 million in 2009 to help SGOCO build the 110kW transformer substation on site to support electricity needs for the Technology Park.
•	Hosting key supply chain partners on site of SGOCO Technology Park. The Target is currently in negotiation with some of its key supply vendors to relocate and become tenants of SGOCO Technology Park. The Target could then benefit from the just-in-time delivery of supplies, lower inventory requirements, and faster product time-to-market with reduced logistics and transaction costs.
•	SGOCO Club Model: Management believes SGOCO Club model provides, among other advantages:
•	Efficient distribution and sales structure. Unlike some of the domestic brands which rely heavily on a company-employed sales force, SGOCO Club’s direct model incentivizes DSD partners to improve sale, saving SGOCO the cost of sales personnel.
•	Incentives for sales encourage product placement. Sales performance-based incentives to SGOCO Club members, as DSD partners, in the form of product discounts in future purchases from SGOCO, encourage sales of SGOCO products.
•	Minimizing sales overhead. SGOCO can readily expand into new markets with only moderate investment as it generally needs to maintain only one administrative and customer support office and one or two warehouses in each of these markets.

Growth Strategies

SGOCO seeks to grow its business by pursuing the following strategies:

•	Attract and Retain DSD partners. Management recognizes the need to continue to attract and retain DSD partners. SGOCO emphasizes the long-term partnership between its management and the retail entrepreneurs. SGOCO staffs its sales and marketing team locally in each region to work with DSD partners to provide support and training to new DSD partners and their staff. Upon engagement, SGOCO’s sales team will work closely with the DSD partners to support and improve their business operations.
•	Enter new markets. Management believes that significant growth opportunities continue to exist in markets where SGOCO currently conducts business and in new markets within China. New markets are selected following an assessment of several factors, including market size, anticipated demand for products, and receptiveness to SGOCO Clubs.
•	Introduce New Products. The research and development team is continually researching the latest market trends and looking at new technology. During 2009, SGOCO introduced 4 new products to the market under SGOCO brand. In 2010, SGOCO is expecting to add 6 – 7 new products to SGOCO Brand.
•	Introduce New Brands. During the first quarter of 2010, SGOCO expects to finalize a license of the Buick brand from General Motors and become exclusive manufacturer of consumer electronic goods under the “Buick” name. In 2010, management expects to introduce the new Buick line of televisions to consumers China’s Tier 2 and Tier 3 cities leveraging the brand’s awareness and marketing efforts. Management will continue its strategy to license other brands that could also be adapted to the Target’s existing product design and manufacturing capacity.
•	Selectively work with ODM customers to take advantage of temporary excess production capacity. Because of its recent move to new production facilities, the Target temporarily has excess capacity. While it expects demand for SGOCO products will eventually use up this capacity, the Target may engage potential ODM customers in the near term. Most ODM customers’ requirements use the Target’s basic models; the Target is not re-tooling lines to suit ODM customers. By using excess capacity, SGOCO benefits through manufacturing efficiency and greater buying strength from suppliers.
•	Pursue Strategic Acquisitions. SGOCO believes that attractive acquisitions or investment opportunities may arise in the future. It intends to pursue strategic acquisition opportunities that would grow the customer base, expand the product lines, enhance manufacturing and technical expertise, allow vertical integration or otherwise complement our business or further SGOCO’s strategy goals.
•	Capital Investment. During 2008 and 2009, SGOCO significantly added to its capital and human resources in order to support the growth of the business. In Jinjiang, the Target moved to new corporate headquarters and manufacturing facilities. SGOCO also added to its human resources during 2009, increasing staff in key functions at its corporate and regional offices. The Target also plans to add personnel, especially on sales and marketing departments, in addition to recruiting a chief financial officer with U.S. GAAP and public company experience.

Competition

SGOCO competes with manufacturers, distributors and retailers of electronic products for consumers. Some of its competitors are significantly larger and have greater financial resources and better name recognition than SGOCO does. It competes with these entities by emphasizing the value-branded products, the focused product line offerings, and the business model underlying SGOCO Clubs.

SGOCO’s business is driven primarily by its DSD partners, referred to as SGOCO Club members. SGOCO’s ability to compete with other manufacturers depends in significant part on its success in attracting and retaining SGOCO Club members. There can be no assurance that programs for attracting and retaining SGOCO Club members will be successful. The pool of individuals interested in being a DSD partner is limited in each market. Although management believes that SGOCO offers an attractive opportunity for SGOCO Club members there can be no assurance that other companies or distributors will not be able to recruit existing SGOCO Club members or deplete the pool of potential SGOCO Club members in a given market.

Competitive Strengths

SGOCO believes that it is able to take advantage of the consumer appeal of branded consumer electronics market in the PRC and abroad based on the following strengths:

1.	A unique business model, as described above
2.	Profitable and strong growth since founding in 2006. Strong revenue and profit growth continued in 2009 despite world economic downturn.

Focusing primarily on consumer markets in Tier 2, Tier 3 and Tier 4 cities in China, SGOCO has benefited from the strong economic growth and has been consistently profitable in operating results over the past three years, demonstrated by strong revenue, earnings, and cash flow performance. In 2009, SGOCO’s total sales value has reached $67.9 million, representing a 3-year compound annual growth rate, or CAGR, of 154.3%. SGOCO plans to continue focusing its market penetration in these areas using its brand value strategy offering quality consumer electronic products at affordable pricings with highest customer satisfaction standards.

3.	World-class production facilities and local market development capabilities ensure low-cost production.

SGOCO’s Technology Park, with a total area of over 242,811 square meters (approximately 60 acres), is strategically located in Jinjiang’s new city center, offers world-class facilities and design engineering capabilities to ensure low-cost and scalable productions. With the integrated production process and stringent quality control, the company is able to ensure highest production quality.

4.	Seasoned management with strong international credentials.

Burnette Or, co-founder, Chairman of the board of directors and President, has 10 years hands-on experience in developing consumer electronics businesses in China market. In less than 5 years, he has grown SGOCO from a start-up to a company with $67.9 million in revenues that is profitable and developing strong branded presence in the domestic Chinese market. Prior to founding SGOCO, Mr. Or was the Chief Representative of China region for Chuntex Electronics Co. (Taiwan), maker of the “CTX” brand of LCD monitors. Mr. Or was instrumental in establishing CTX as a significant player in China. Mr. Or started his career in manufacturing division of Hewlett-Packard. Mr. Or has received his BS and MS Electrical Engineering, Oregon State University, and authored four articles published by IEEE.

Co-founder Mr. Ding Guoxiong is the CEO of Qiaodan Sports Co., a leading maker of branded athletic shoes, apparel, and related goods. With more than 5,000 stores in China and growing, Qiaodan is among China’s Top 5 sportswear in 2007 and 2008 in terms of sales volume, along with Nike, Adidas, Li Ning and Kappa.

Robert Lu has been the Chief Executive Officer of SGOCO since October 19, 2009. Mr. Lu has over 20 years of experience in the display industry in China and North America. Previously, Mr. Lu served as vice general manager at TPV Technology Group (the world largest LCD monitor and LCD TV manufacturer) China operations, responsible for products sales for its AOC line of products, marketing, and OEM business development.

The Acquisition and the Share Exchange Agreement

Under the terms of the Share Exchange Agreement, the SPAC will acquire all of the issued and outstanding share capital and other equity interests of Honesty Group for consideration consisting of: (i) 8,500,000 newly issued SPAC Shares, subject to upward adjustment as described in the Share Exchange Agreement, delivered at closing, and (ii) 5,800,000 newly issued SPAC Shares, to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel, and delivered to the former shareholders of

Honesty Group if the Combined Company meets certain net income targets contained in the Share Exchange Agreement. The 5,800,000 escrowed SPAC Shares will be delivered to the former shareholders of Honesty Group in 2011 and 2012 as follows: 5,000,000 SPAC Shares will be released from escrow if the Combined Company reports income from existing operations of US $15 million for the fiscal year ended December 31, 2010, excluding costs associated with the transactions contemplated by the Share Exchange Agreement (“First Earn-Out Milestone”), and 800,000 SPAC Shares released from escrow if the Combined Company reports income from existing operations of US $20 million for the fiscal year ended December 31, 2011 (“Second Earn-Out Milestone”). In the event the First Earn-Out Milestone is not met but the Second Earn-Out Milestone is met, all 5,800,000 escrowed SPAC Shares will be released. If neither earn-out milestone is met, then the 5,800,000 escrowed SPAC Shares will be delivered to the Combined Company for cancellation and returned to the status of authorized but unissued SPAC Shares. The Sponsors have also agreed to escrow 311,696 of their shares to be released, if the Target meets the First or Second Earn-Out Milestones.

The Share Exchange Agreement is attached to this proxy statement as Annex A. We encourage you to read the Share Exchange Agreement in its entirety. The Share Exchange Agreement is described in more detail elsewhere in this proxy statement. See “The Share Exchange Agreement.” The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Share Exchange Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules, which are not included in Annex A.

The Share Exchange Agreement contains certain representations, warranties, and covenants of each of the parties thereto that we believe are customary for this type of transaction. The consummation of the transactions contemplated by the Share Exchange Agreement is subject to certain closing conditions including, among others, (a) the approval of the shareholders of SPAC of the Share Exchange Agreement; (b) fewer than 30% of the SPAC Shares issued in the IPO (1,271,790 SPAC Shares) voting against the Acquisition and electing to convert their shares into cash in accordance with the SPAC Charter; (c) not less than $17,100,000 being available in the Trust Account or otherwise for the general corporate purposes of the Combined Company after the closing; and (d) approval of the Warrant Amendment Proposal by holders of a majority of the outstanding Public Warrants and Sponsor Warrants.

Directors and Executive Officers of the Combined Company

If the Acquisition Proposal and the Warrant Amendment Proposal are approved and the Acquisition is consummated, Robert Eu, currently Chairman of our Board of Directors, and David, Hao Wu will remain as a directors of the Combined Company, and our other current directors, John Wang and Hong Xiang Liu, will resign as of closing. Also, effective as of the closing of the Acquisition, our board of directors will appoint the following five individuals at the request of Honesty Group: Burnette Or, Tin Man Or, Weiwei Shangguan, Frank Wu, and PikYue Teresa Hon to serve as our directors. Tin Man Or is Chairman Burnette Or’s father. Effective as of the Closing, the following individuals will serve as executive officers of the Combined Company: Chairman, Burnette Or; and Chief Executive Officer, Robert Lu. After the closing of the Acquisition, the Combined Company will recruit and hire a chief financial officer with knowledge and experience in U.S. GAAP and U.S. public company reporting requirements. Short biographies of the directors and executive officers are set forth below. See “Directors and Management”.

Extraordinary General Meeting of Our Shareholders

The extraordinary general meeting of our shareholders will be held at 4:00 p.m., New York local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York 10154, USA, to vote on each of the proposals.

Record Date for Shareholders

Shareholders will be entitled to vote or direct votes to be cast at the meeting if you own SPAC Shares as of the close of business on February 8, 2010, which is the record date for the shareholders’ meeting. When voting on the proposals, you will have one vote for each SPAC Share that you own at the close of business on the record date. Warrants must be voted separately from the SPAC Shares.

As of January 31, 2010, there were 5,299,125 SPAC Shares outstanding. This consist of 4,239,300 public shares included in the units sold in the initial public offering and underwriter’s over-allotment, and 1,059,825 restricted shares granted to the sponsors prior to the offering.

Shareholder Vote Required to Approve the Acquisition Proposal

The approval by ordinary resolution of the Acquisition Proposal will, under the SPAC Charter, require the affirmative vote of a majority of the outstanding SPAC Shares. Any SPAC Shares that are present in person or by proxy at the meeting but that are not voted in favor of the Acquisition Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as SPAC Shares that have been voted in favor of the Acquisition Proposal. Even if the Acquisition Proposal is approved, we will not be able to complete the Acquisition if the holders of 1,271,790 or more SPAC Shares issued in our IPO (30% of the IPO shares) vote against the Acquisition Proposal and exercise their redemption rights and the other conditions to closing in the Share Exchange Agreement are not met. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO Shares).

All of our initial shareholders, including all of our directors and executive officers, have agreed to vote the ordinary shares that they owned immediately before our IPO in the same manner as a majority of the ordinary shares voted by the public shareholders in connection with the Acquisition Proposal.

Approval of the Acquisition Proposal and consummation of the Acquisition are not conditioned upon the approval of the Name Change Proposal. Consummation of the Acquisition is conditioned, among other things, on the approval of the holders of a majority of the Public Warrants, of the Warrant Amendment Proposal.

Shareholder Vote Required to Approve the Name Change Proposal

Subject to the passing of the Acquisition Proposal, the approval by special resolution of the Name Change Proposal will require the affirmative vote of at least two-thirds of the SPAC Shares voted on the Name Change Proposal. Any SPAC Shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal. In connection with the vote required for the Name Change Proposal, our Sponsors, including our directors and executive officers, are not required to vote in the same manner as a majority of the SPAC Shares voted with respect to such proposal. We will not present the Name Change Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition and the filing of the appropriate documents with the Cayman Islands Registrar of Companies. However, if the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the Combined Company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

Redemption Rights

Under the SPAC Charter, a holder of SPAC Shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the time the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each SPAC Share as to which a demand has been made into cash if the Acquisition is consummated. If you exercise your redemption rights, then you will be exchanging the SPAC Shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of December 31, 2009, you will be entitled to redeem each SPAC Share that you hold into approximately US $7.98. You will only be entitled to receive cash for these SPAC Shares if you continue to hold these shares through the closing date of the Acquisition and then tender your share certificate and a properly completed transmittal letter to us within 20 business days after consummation of the Acquisition. If the Acquisition is not completed, then these shares will not be redeemed into cash until we liquidate.

The Acquisition will not be completed if the holders of 1,271,790 or more SPAC Shares issued in our IPO, an amount equal to 30% of the IPO-shares, vote against the Acquisition Proposal and exercise their redemption rights. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO Shares).

Appraisal or Dissenters Rights

Except for claims for breach of fiduciary duty, no appraisal or dissenters rights are available under the Companies Law of the Cayman Islands for our shareholders in connection with any of the proposals.

Special Meeting of Our Warrantholders

The special meeting of our warrantholders will be held simultaneously with the shareholders meeting at 4:00 p.m., New York local time on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York 10154, USA, to vote and act by written consent on the Warrant Amendment Proposal and the Warrant Adjournment Proposal.

Record Date for Warrantholders

Although there is no provision in the Warrant Agreement for a meeting of warrantholders or for a record date for taking action, but our Board of Directors has determined that the same procedures should be applied for the holders of the Public Warrants as for the shareholders. Accordingly, warrantholders will be entitled to vote and provide written consents, or direct such actions by proxy, if they hold Public Warrants as of the close of business on February 8, 2010, which has been set as the record date for the warrantholders’ meeting. When voting on the proposals, you have one vote for each Public Warrant to purchase a SPAC Share that you own at the close of business on the warrantholder record date.

Warrantholder Vote Required to Approve the Warrant Amendment Proposal

The approval of the amendments to the Warrant Agreement will require the affirmative vote and written consent of the holders of a majority of the outstanding Public Warrants and the 1,550,000 Sponsor Warrants, voting as a single class. The written consent of the Representative is also required and has been obtained by the Company.

Election to Continue to Hold Amended Public Warrants or Automatically Redeem Public Warrants for Cash

Under the terms of the Warrant Amendment Proposal, holders of Public Warrants may elect to continue to hold their Public Warrants under the amended terms with an exercise price of $8.00 per SPAC Share and expiring the earlier of March 7, 2014 or automatically have their Public Warrants redeemed for cash in the amount of $0.50 each as provided in the Warrant Agreement. The provisions of the Warrant Agreement provide that the Company may redeem the warrants at $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the sales prices of the SPAC Shares exceeds $11.50 per share for 20 trading days in a 30-trading day period. You will only be entitled to receive cash upon redemption of your Public Warrants for cash in connection with the Acquisition if you continue to hold the Public Warrants through the closing date of the Acquisition and then tender your warrant certificate and a properly completed transmittal letter to us within 20 business days after consummation of the Acquisition.

Proxies

Proxies for shareholders and proxies and written consents for warrantholders may be solicited by mail, telephone or in person. If you grant a proxy, you may still vote your shares in person at the meeting and you may also revoke your proxy before the meeting.

Proxy Solicitation

A proxy is being solicited from shareholders by our board of directors on each of the three proposals being presented to the shareholders at the shareholders meeting and a proxy and consent is being solicited from warrantholders by our board of directors on each of the two proposals being presented to the warrantholders at the warrantholders meeting. We have engaged Advantage Proxy, a proxy solicitation firm, to assist in the proxy soliciting process: Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, telephone number 206-870-8565, Attention: Karen Smith.

This solicitation is being made by mail but also may be made by telephone or in person. Our directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means, including e-mail and facsimile. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card.

Share Ownership

As of January 31, 2010, our Sponsors, consisting of our executive officers and directors and their affiliates, beneficially owned and were entitled to vote, in the aggregate, 1,059,825 SPAC Shares, representing approximately 20% of the current outstanding SPAC Shares. Those numbers do not include an aggregate of 1,550,000 SPAC Shares issuable upon exercise of warrants that our directors, executive officers, and affiliated entities hold. In addition, as of January 31, 2010, these SPAC Shares and warrants had a market value of approximately US $9,126,421 based on our share price of US $7.98 per share and our warrant price of US $0.50 per warrant on that date. As a condition to the IPO, the shares and warrants of the Sponsors were placed in escrow with the Company’s transfer agent until one year after consummation of a business transaction. That escrow agreement permits the Sponsors to vote their SPAC Shares, subject to the terms of the Sponsors’ letter agreements with the Company which require each of the Sponsors to vote his SPAC Shares in connection with a business combination in the same proportion as the public shareholders.

Based solely upon information contained in public filings with the SEC, as of December 31, 2009, there were seven shareholders other than our executive officers and directors that beneficially owned greater than five percent of our issued and outstanding shares. See “Beneficial Ownership of Securities” below.

Recommendation of Our Board of Directors

After careful consideration, our board of directors has determined unanimously that the Acquisition Proposal is fair to and in the best interests of the SPAC and our shareholders. Our board of directors has unanimously approved the Share Exchange Agreement and the transactions contemplated thereby, the change of our corporate name to “SGOCO Technology Ltd.,” and the adjournment, if necessary or desirable, of the meeting to solicit additional proxies in order to approval the proposals and unanimously recommends that shareholder vote or instruct your vote to be cast “FOR” each of Shareholder Proposals 1, 2, and 3. In addition, the board of directors has unanimously approved the amendments to the Warrant Agreement set forth on Annex B and recommended that the warrantholders vote “FOR” and consent to the Warrant Amendment Proposal.

Interests of Our Directors and Executive Officers in the Acquisition

When you consider the recommendation of our board of directors that you vote in favor of each of Proposals, you should consider that our directors and executive officers and their affiliates (whom we sometimes refer to collectively as our “Sponsors”) have interests in these proposals that may be different from, or in addition to, your interests as a shareholder or warrantholder. These interests include, among other things:

•	If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by March 12, 2010 and the date is not extended by a vote of shareholders, we will be required to liquidate the company. In this event, the shares and warrants our directors and executive officers purchased prior to our IPO will be worthless, because they are not entitled to receive any of the liquidation proceeds with respect to the ordinary shares held by them prior to our IPO. Our founders contributed $25,000 to cover the cost of our formation and were issued 1,150,000 ordinary shares. Our directors, executive officers and certain investors, contributed $1,550,000 to purchase 1,550,000 warrants to purchase the SPAC Shares, exercisable at US $5.00. If the Company is liquidated, any warrants they hold will expire and be worthless.
•	Marbella Capital and AEX Capital, entities controlled by John Wang, our CEO, and Robert Eu, our Chairman, have each provided a $50,000 loan to fund working capital. As of December 31, 2009, there were approximately $33,890 in additional advances payable to our directors, officers or entities affiliated with them. If the SPAC is liquidated, these shareholder loans will not likely be repaid.
•	In connection with our IPO, each of our directors and executive officers agreed to indemnify the SPAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. If the costs related to the Acquisition incurred by the SPAC exceed the available cash outside of the Trust Account, these costs would be subject to the directors’ and officers’ potential indemnification obligations to the Trust Account if the Acquisition is not consummated. Accordingly, the directors and executive officers have a personal interest in recommending the approval of the Proposals.
•	Following the consummation of the Acquisition, our directors, Mr. David, Hao Wu and Mr. Robert Eu will serve as members of the board of directors of the Combined Company. We anticipate that compensation will be paid to those directors for such services and such compensation will be determined by the compensation committee of the board of directors of the Combined Company in line with the compensation policies of the Combined Company. None of our directors or executive officers has been offered or is currently expected to hold any executive position in the Combined Company following the Acquisition.

Trust Account Proceeds

If the Acquisition is completed, the funds remaining in the Trust Account after (a) payments to public shareholders who exercise their redemption rights, (b) payment of the deferred underwriter’s discounts and commissions, and (c) payments to our legal, accounting, and other outside professional advisors and consultants for their fees and expenses incurred in connection with the Acquisition and this proxy statement is expected to be approximately $22.4 million. If the amount remaining in the Trust Account and other amounts in the Company do not total at least $17.1 million after such payments, a condition to the Closing of the Acquisition will not be met and the Acquisition will not close. These proceeds will be distributed to the Combined Company immediately after closing of the Acquisition.

If the Acquisition Is Not Approved

If we do not consummate a business combination by March 12, 2010, the SPAC Charter requires us to liquidate and dissolve. Consistent with this obligation to liquidate and dissolve, if a business combination is not completed by such date, we will liquidate the Trust Account and pay, or reserve for payment, liabilities and obligations, and distribute remaining amounts to the public shareholders. For a more complete discussion of the procedures that we intend to follow in the event of a liquidation and dissolution, including possible consequences to shareholders if our liabilities exceed our assets, see “Information About the SPAC —  Automatic Liquidation and Dissolution If No Business Combination.”

Quotation/Listing

The SPAC’s ordinary shares, warrants and units are quoted on the OTC Bulletin Board (“OTC”) under the symbol HMAQF.OB, HMAWF.OB, and HMAUF.OB, respectively. For the quarter ended December 31, 2009, the range of high and low bid prices for the SPAC ordinary shares, warrants, and units was US $7.56 to $7.82, US $0.15 to $0.65, and US $9.50 to $7.80, respectively. There is very little trading in the SPAC’s ordinary shares, warrants, and units so the last sale prices may not reflect actual trades. Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. After the consummation of the Acquisition, the Combined Company plans to apply to list these securities on the Nasdaq Stock Market, but there is no assurance that such listing application will be approved. If our securities are not approved for listing on the Nasdaq Stock Market, we anticipate that they will continue to be quoted on the OTC.

Regulatory Matters

The SPAC and Honesty Group do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. The SPAC intends to comply with all such requirements. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in any jurisdiction, including the Cayman Islands, Hong Kong and China, other than filings to reflect the change of our name in the Cayman Islands.

Enforceability of Civil Liabilities against Non-U.S. Persons

The SPAC is organized under the laws of the Cayman Islands and operates or will operate only outside the U.S., principally in the PRC after the Acquisition. The assets of the Combined Company will be located, and substantially all of its directors, officers and shareholders reside, outside the U.S. Although China and the U.S. are signatories to the 1965 Hague Convention on the Service Abroad of Judicial and Extra Judicial Documents in Civil and Commercial Matters, service under this treaty is cumbersome and time consuming and may result in inadequate notice, so that any judgment based on that service may be reopened, relitigated or overturned. It is therefore unlikely that service of process upon the SPAC or the combined company, or any of its respective directors, officers and shareholders will be obtainable within the U.S. and it may be difficult to enforce, outside of the U.S., a judgment obtained in the U.S. in an action against one or more of them.

These difficulties arise from the lack of official judicial arrangements between the U.S. and China, which means that judgments of U.S. courts will not be enforced in the PRC without review and relitigation of the merits of their claims.

There is doubt as to the enforceability in the PRC of actions to enforce judgments of U.S. courts arising out of or based on ownership of our securities, including judgments arising out of or based on civil liability provisions of U.S. federal or state securities laws. There is also doubt as to whether PRC courts would enforce, in original actions, judgments against the SPAC or the combined company, its shareholders or the persons mentioned above predicated solely on U.S. securities laws. Original actions may be brought in the PRC against these parties only if the actions are not required to be arbitrated by PRC laws and only if the facts alleged in the complaint give rise to a cause of action under PRC laws, in which event, a PRC court may award monetary damages.

Exchange Rates

The Combined Company’s business will be conducted in China and substantially all of its revenues and expenses will be denominated in Chinese Renminbi (“RMB”). The RMB is not a fully convertible currency. All foreign exchange transactions involving RMB in China must take place either through The People’s Bank of China, or PBOC, or other institutions authorized to buy and sell foreign exchange. The PBOC sets the exchange rate for foreign exchange transactions and publishes daily a base exchange rate. From 1994 to July 20, 2005, the official exchange rate for the conversion of RMB to US$ was generally stable. On July 21, 2005, the PBOC introduced a managed floating exchange rate system to allow the value of RMB to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of RMB appreciated by 2.0% against the US$. Since then, the PBOC has made, and may in the future make, further adjustments to the exchange rate system.

The conversion of RMB into US$ in this proxy statement is based on the methodology used for financial reporting purposes in the financial statement so Honesty Group included in this proxy statement. Results of operations and cashflows are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. We make no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between RMB and US$ for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this proxy or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Year	Average(1)	High	Low	Period-End
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9477	6.7800	7.2946	6.8225
2009	6.8310	6.8261	6.8399	6.8282
2010(2)	6.8273	6.8269	6.8281	6.8270

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month during the relevant year.
(2)	January 2010 only.

RISK FACTORS

We have indentified certain risks related to the Transactions including the Acquisition, and described them below. Other factors not described below may be material to the SPAC or the Combined Company or to you in making a decision as to whether to vote in favor of any of the Proposals. You should carefully consider the risks described below, as well as others, in conjunction with the other information and the financial statements and related notes of the SPAC and Honesty Group included elsewhere in this proxy statement before you decide how to vote on the proposals. The business, financial condition or results of operations of the SPAC, Honesty Group and the Combined Company could be materially and adversely affected by the risks described below. The trading price of the securities of the SPAC and the Combined Company could decline due to these risks, or others we have not identified, and you may lose all or part of your investment. This proxy statement also contains forward-looking statements relating to events subject to risks and uncertainties. The actual results of the SPAC, Honesty Group, and the Combined Company could differ materially and adversely from those anticipated in these forward-looking statements due to the risks described below.

Risks Related to Honesty Group’s Business and Its Industry

Honesty Group’s limited operating history in making, developing and selling LCD products may not provide an adequate basis to judge its future prospects and results of operations.

Honesty Group has a limited operating history. Honesty Group commenced its business in 2005 and has expanded its operations substantially in recent years principally through its Chinese operating subsidiary Guanke or SGOCO. In 2009, Guanke started distributing its LCD products principally through its “SGOCO Club” network of retail distributors. If this strategic move cannot be successfully implemented, Honesty Group’s future growth will be significantly affected. In addition, the historical results of Honesty Group may not provide a meaningful basis for you to evaluate Honesty Group’s business, financial performance, and prospects due, in part, to the strategic marketing and distribution change.

Competition in its industry is intense and, if Honesty Group is unable to compete effectively, Honesty Group may lose customers and its financial results will be negatively affected.

The LCD products industry in China is highly competitive, and Honesty Group expects competition to persist and intensify. Honesty Group faces competition from distributors and LCD manufacturers that use their extensive brand-name value and manufacturing and marketing size, and in-house sales forces and exclusive sales agents to distribute their products. Honesty Group’s subsidiary SGOCO competes for customers on the basis of, among other things, product offerings, customer services and reputation. Some of SGOCO’s competitors may have greater financial, research and development and design, marketing, distribution, management or other resources. SGOCO’s results of operations could be affected by a number of competitive factors, including entry by new competitors into its current markets, expansion by existing competitors, better marketing/advertising leading to stronger brand equity for the competitors, and competition with other companies for the production capacity of contract manufacturers. SGOCO’s results of operations and market position may be adversely impacted by these competitive pressures.

There can be no assurance that SGOCO’s strategies will remain competitive or that SGOCO will continue to be successful in the future. Increased competition could result in a loss of market share for SGOCO. In particular, if its competitors adopt aggressive pricing policies, SGOCO may be forced to adjust the pricing of their products to level their competitiveness. This could adversely affect SGOCO’s profitability and financial results.

If Honesty Group is unable to respond in a timely and cost-effective manner to rapid technological changes in the LCD products industry, its business and results of operations may be adversely affected.

The rate of technological change in the consumer electronics industry generally, and in the LCD products industry specifically, is rapid, with frequent new product and service introductions and evolving industry standards. For example, LED (light-emitting diode) displays were only recently commercially marketable but Samsung reported selling 2.6 million devices in 2009. LED back-lit devices purport to be thinner, more power-efficient and produce better images than LCD products. Honesty Group believes that its future success will depend on its ability to continue to anticipate technological changes and to offer additional product and service opportunities that meet evolving standards on a timely and cost-effective basis. There is a risk that Honesty Group may not successfully identify new product and service opportunities or develop and introduce these opportunities in a timely and cost-effective manner. In addition, product and service opportunities that Honesty Group’s competitors develop or introduce may render Honesty Group’s products and services noncompetitive. As a result, Honesty Group cannot assure you that technological changes that may affect its industry in the future will not have a material adverse effect on its business and results of operations.

Honesty Group has unfulfilled registered capital obligation for its two subsidiaries, Guanwei and Guancheng.

Two of Honesty Group’s subsidiaries, Guanwei and Guancheng, were formed on June 22, 2007, with registered capital of $11,880,000 and $7,800,000. However, only $3,130,000 and $2,259,970 had been invested by Honesty Group as of December 31, 2009. According to an agreement reached with the local government, the remaining registered capital of $8,750,000 and $5,540,000 must be contributed by the end of 2010. However, Honesty Group believes that as long as the Target does not begin construction on the land held by those two subsidiaries, Honesty Group should be able to reach agreement with the governmental authority to further defer completing its obligation to inject the remaining registered capital. If it fails to reach such an agreement, the Combined Company would have an obligation to fund these two subsidiaries, which would limit the resources available for other working capital purposes.

SGOCO sells most of its products through a few distributors and, accordingly, may have risks from its level of customer concentration.

SGOCO derives a significant portion of its sales from several large distributors. For 2007, 2008 and 2009, sales to its top four distributors accounted for approximately 46%, 69%, and 73%, respectively, of its total revenue. The main reason for the increase in revenue from these distributors in 2008 and 2009 is reduction in OEM revenue. As a part of SGOCO’s strategy, production capacity is primarily focused on SGOCO’s own brand products. Because demand for SGOCO’s own branded products, it could not take on any OEM contracts in 2009. While SGOCO expects current distributors to have similar or larger volume in 2010, SGOCO’s revenue mix will begin to change in 2010. As SGOCO completed a move to a new production facility in 2009 with increased production capacity, SGOCO expects that 2010 will have additional revenue from OED/ODM customers. SGOCO also expects revenue to grow from direct sales to SGOCO Club members. Nonetheless, any substantial reduction in purchases from SGOCO’s top distributors, or any failure to renew their agreements with SGOCO, may result in a significant loss of sales and SGOCO’s business, financial condition and results of operation may be materially adversely affected. None of these distributors has long-term contract with SGOCO and they each order as needed based on purchase orders.

SGOCO is exposed to the credit risks of its customers and experienced increasing account receivable periods.

SGOCO’s accounts receivable aging period typically range from 45 to 60 days. SGOCO’s financial position and profitability is dependent on the creditworthiness of its customers. Thus, Honesty Group, through SGOCO, is exposed to the credit risks of its customers, and this risk increases the larger the orders are. Although there has not been any material collection problem for trade receivables or bad debts in the last three fiscal years, there is no assurance that SGOCO will not encounter doubtful or bad debts in the future. If SGOCO were to experience any unexpected delay or difficulty in collections from its customers, its cash flows and financial results may be adversely affected.

SGOCO may experience pressure from panel manufacturers to make greater prepayments for its inventory.

SGOCO pays advances to certain vendors for inventory purchases which amounted to $11,950,074, $4,357,239 and $178,798 as of December 31, 2009, 2008 and 2007, respectively. The amount of the advance is negotiated between the vendor and SGOCO. These advance payments require a substantial commitment of SGOCO’s working capital. In the future, suppliers may demand higher levels of advances for future purchases as demand grows for the LCD panels.

SGOCO’s successful operation relies upon an adequate supply of LCD panels, at acceptable prices and quantity in a timely manner.

SGOCO has no production capability to manufacture LCD panels, and its operations are significantly dependent on the sufficient supply of LCD panels obtained at reasonable prices. SGOCO currently sources LCD panels from multiple distributors. SGOCO is exposed to the market risk of availability and price fluctuations for LCD panels. The price and availability of LCD panels may vary significantly from year to year due to factors such as global demand from end users, China’s import restrictions, producer capacity, market conditions and costs of raw materials. SGOCO does not have long-term contracts with its suppliers or guarantees of supply or price. If the prices of LCD panels rise too high or the supply of LCD panels becomes scarce, SGOCO’s profit margins may decline and it may be unable to fulfill order contracts placed prior to production. SGOCO is currently in negotiation directly with additional LCD panel suppliers as a strategy to diversify supply risks and reduce material costs.

SGOCO faces increasing labor costs and other costs of production in the PRC, which could reduce its profitability.

Labor costs in China have been increasing in recent years and labor costs in the PRC could continue to increase in the future. If labor costs in the PRC continue to increase, production costs will likely increase. This may in turn affect the selling prices of SGOCO’s products, which may then affect the demand of such products and thereby adversely affect sales, financial condition and results of operations. SGOCO is actively reviewing manufacturing processes to continue to simplify its production processes and to continue to control and build more of its components internally.

SGOCO may not be able to retain, recruit and train adequate management, sales and marketing personnel, and its inability to attract and retain qualified personnel may limit its developments.

SGOCO’s success is dependent to a large extent on its ability to retain the services of its executive management personnel, who have contributed to its growth and expansion and also recruit talented executives to lead new initiatives. The industry experience, entrepreneurial skills and contributions of its executive directors and other members of its senior management are essential to its continuing success. SGOCO’s future success will depend on the continued service of its senior management. In particular, Mr. Burnette Or, chairman of the board and President, has over 10 years’ experience in the consumer electronics industry and is responsible for the overall corporate strategies, planning and business development of Honesty Group. His experience and leadership is critical to SGOCO’s operations and financial performance. If SGOCO loses the services of Mr. Or or any of its key executive personnel and cannot replace them in a timely manner, such loss may reduce its competitiveness, and may adversely affect its financial condition, operating results and future prospects. If the Acquisition is consummated, SGOCO will require the services of a chief financial officer with substantial experience in U.S. GAAP and public company reporting requirements, the ability to speak Mandarin Chinese fluently and willingness to work in Jinjiang Province, China. The pool of candidates meeting these criteria is small and delay in obtaining the services of qualified chief financial officer may hinder Honesty Group’s ability to timely comply with its reporting requirements as a U.S. public company. In addition, the Target’s retail expansion plan and SGOCO Club DSD model are dependent upon its ability to identify and recruit adequate sales force in China. Given the current rate of economic growth in China, competition for qualified personnel will be substantial.

SGOCO may not be able to manage its growth effectively and its growth may slow down in the future.

SGOCO has been expanding its business rapidly and intends to continue to do so either through organic growth or through acquisitions and investments in related businesses as it deems appropriate. Such expansion may place a significant strain on Honesty Group’s managerial, operational and financial resources. SGOCO will need to manage its growth effectively, which may entail devising and implementing business plans, training and managing its growing workforce, managing its costs and implementing adequate control and reporting systems in a timely manner. There can be no assurance that SGOCO’s personnel, procedures and controls will be managed effectively to support its future growth adequately. Failure to manage its expansion effectively may affect its success in executing its business plan and adversely affect its business, financial condition and results of operation. In addition, SGOCO’s growth in percentage terms may slow in the future. Accordingly, you should not rely on its historic growth rate as an indicator for its future growth rate.

SGOCO may not be successful in its future expansion plans and may be unable to secure sufficient funding for such plans to further grow its business.

SGOCO’s business expansion plans will require it to increase investments in, and devote significant resources to, its brand promotion efforts, its internal production capacities, its research and design capabilities, the sales distribution network operated by its distributors, and the buildout of SGOCO Technology Park. If the Target fails to implement its future expansion plans, it may not achieve its growth target. Furthermore, the Target’s ability to obtain adequate funds to finance its expansion plans depends on its financial condition and results of operations, as well as other factors that may be outside its control, such as general market conditions, the performance of the PRC LCD industry, and political and economic conditions in China. If additional capital is unavailable, SGOCO may be forced to abandon some or all of its expansion plans.

SGOCO Technology Park is subject to a purchase option which may limit SGOCO’s ability to fully realize on its plans to develop SGOCO Technology Park for its benefit.

As a condition to the execution of the Share Exchange Agreement, Honesty Group has entered into a two-year purchase option in favor of SGOCO’s President, Mr. Burnette Or which allows Mr. Or, or a company designated by him, to purchase SGOCO Technology Park for cost at any time prior to March 18, 2011, and also allows the Target to put the property to Mr. Or thereafter if he fails to exercise his option. The option may be extended by one year at the request of Mr. Or. Mr. Or’s exercise of the purchase option is conditioned on Mr. Or, or the designated company, agreeing with Guanke for a long-term (not less than 20 years) lease of the property at the prevailing market price. The ability of SGOCO to fully develop SGOCO Technology Park and benefit from that development may be limited if the option is exercised by Mr. Or.

SGOCO currently enjoys certain preferential tax treatment in China; there is no assurance that this will continue.

Pursuant to the PRC Income Tax Laws, prior to January 1, 2008, the Chinese companies are subject to Enterprise Income Taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Beginning January 1, 2008, the new EIT law replaced the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% replaced the 33% rate currently applicable to both DES and FIEs, except for High Tech companies who pay a reduced rate of 15%. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

SGOCO currently received a 50% tax exemption (Tax Exemption Certificate) from the tax authorities in the PRC for corporate enterprise income tax for the years ended 2009 through 2011. The approved income tax rate for the company is 12.5%. The reduced income tax rate is applicable until December 31, 2011. SGOCO is currently applying for the High Technology company status. Upon qualification as a High Technology company, SGOCO will be entitled to preferential tax treatment and enjoys the benefit of a reduced income tax rate at 15% starting 2012.

SGOCO may face risks related to health epidemics and other outbreaks, which could adversely affect its operations.

SGOCO’s business could be materially and adversely affected by the outbreak of avian flu, severe acute respiratory syndrome or another epidemic. From time to time, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, severe acute respiratory syndrome or other adverse public health developments in China or elsewhere in Asia may have a material and adverse effect on Honesty Group’s business operations.

SGOCO’s operations may be disrupted and its business, financial condition and/or results of operations may be adversely affected by a failure in its facilities for reasons beyond its control.

SGOCO’s manufacturing operations, or that of its LCD panel suppliers, could be disrupted for reasons beyond its control. The causes of disruptions may include extreme weather conditions, landslides, earthquakes, fires, natural catastrophes, raw material supply disruptions, equipment and system failures, labor force shortages, energy shortages, workforce actions or environmental issues. Any significant disruption to SGOCO’s or its major suppliers’ operations could adversely affect its ability to make and sell products.

In addition, the occurrence of any of these events could have a material adverse effect on the productivity and profitability of any of SGOCO’s manufacturing facilities and on its business, financial condition or results of operations, and/or the operations of its distributors.

Changes in existing laws and regulations or additional or stricter laws and regulations on environmental protection in the PRC may cause SGOCO to incur additional capital expenditures.

SGOCO’s production facility is located in Jinjiang, Fujian province and is subject to PRC environmental protection laws and regulations. These laws and regulations require enterprises engaged in manufacturing that may generate industrial waste to adopt effective measures to control and properly dispose of such waste. The relevant administrative department for environmental protection can levy fines for any violations of such environmental laws or regulations. For material violations, the PRC government may suspend or close any or all of SGOCO’s operations. Upon completion of construction of SGOCO’s facilities, an environmental report was prepared and approved by the Jinjiang Municipal Environment Protection Bureau but there is no assurance that the local municipal or central PRC government will not change the existing laws or regulations or impose additional or stricter laws or regulation. Compliance with any of these additional or stricter laws or regulations may cause SGOCO to incur additional capital expenditures, which it may be unable to pass on to its customers through higher prices for its products.

SGOCO’s current insurance coverage may not be sufficient to cover the risks related to its operations.

SGOCO’s operations are subject to hazards and risks normally associated with manufacturing operations, which may cause damage to persons or property. Currently, SGOCO maintains insurance policies for damage to real property and for employer liability for personal injury of employees. The Target is not required under PRC law to maintain, and it does not maintain, any product liability insurance. If SGOCO was found liable for any product liability claim, it may be required to pay substantial damages. Even if Honesty Group were successful in defending such a claim, it may incur substantial financial and other resources in defending such a claim. Under such circumstances, its financial results will be adversely affected. Depending on the outcome of any such claim, the reputation of SGOCO brands may also be adversely affected. Further, the Target does not maintain business interruption insurance or third party liability insurance against claims for property damage, personal injury and environmental liabilities. The occurrence of any of these events may result in interruption of SGOCO’s operations and subject it to significant losses or liabilities. Any losses or liabilities that are not covered by SGOCO’s current insurance policies may have a material adverse effect on its business, financial condition and results of operations.

SGOCO’s risk management and internal control systems improvements may not be adequate or effective, which could adversely affect its business, financial condition and results of operations.

SGOCO has established risk management and internal control systems consisting of relevant organizational framework, policies, procedures and risk management methods that it believes are appropriate for its business operations, and it seeks to continue to improve such risk management and internal control systems from time to time. However, as a small company with a few non-production/sales employees and due to the inherent limitations in the design and implementation of risk management and internal control systems, there can be no assurance that SGOCO’s risk management and internal control systems will be sufficiently effective in identifying and preventing all such risks.

In addition, as some of its risk management and internal control policies and procedures are relatively new, SGOCO may need to establish and implement additional risk management and internal control policies and procedures to further improve its systems from time to time. SGOCO’s risk management and internal control systems also depend on their implementation by its employees, there can be no assurance that such implementation will not involve any human errors or mistakes. If SGOCO fails to timely adapt and implement its risk management and internal control policies and procedures, its business, results of operations and financial condition could be materially adversely affected.

SGOCO may not be able to predict or meet consumer preferences or demand accurately.

SGOCO derives a significant amount of revenue from the LCD products that are subject to rapidly changing consumer preferences. SGOCO’s sales and profits are sensitive to these changing preferences and its success depends on its ability to identify, originate and define product and fashion trends as well as to anticipate, gauge and react to changing consumer demands in a timely manner. All of SGOCO’s products are subject to changing consumer preferences that it cannot predict with certainty. If SGOCO fails to anticipate accurately and respond to trends and shifts in consumer preferences it could experience lower sales, excess inventories and lower profit margins, any of which could have an adverse effect on its results of operations and financial condition.

SGOCO, the principal operating company of Honesty Group, failed to pay social insurance premiums with respect to approximately two-thirds of its employees and it may be liable for past due social insurance premiums and penalties.

Honesty Group has been advised that under PRC law, SGOCO should have paid social insurance premiums for its employees covering endowment insurance, unemployment insurance, and medical insurance with respect to its employees. It appears that payments were made only with respect to 35 employees. SGOCO may be required to pay the administrative authority of labor and social security the unpaid premiums plus a surcharge of 2% of the overdue premiums. There may also be a fine levied against the employee of SGOCO who was responsible for the filings. SGOCO plans to make necessary payments and does not consider the liability material.

Risks Relating to the SPAC and the Combined Company

Our management made certain assumptions about the future operating results of Honesty Group that may differ significantly from its actual results, which may result in shareholder claims against the SPAC or its directors.

Our management made certain assumptions about the future operating results for the business of Honesty Group, including assumptions on the value of the brand, the strength of the management team, the validity of the audited financial statements, the interest from potential DSD partners in becoming SGOCO Club members, in determining that the Acquisition would have a fair market value of at least 80% of our net assets held in the Trust Account, other than amounts payable to the underwriters in our IPO as deferred commissions at the time of the Acquisition, as required by the SPAC Charter. To the extent that the actual revenue or net income is significantly lower than projected, there could be adverse consequences to the SPAC. These consequences could include potential claims by shareholders seeking to have their shares repurchased at the redemption amount if the stock of the SPAC trades below its expected level based on the theory that the Acquisition was not a qualifying transaction under the SPAC Charter or other claims against our directors for violating their fiduciary duties to SPAC in recommending a transaction that was not fair to shareholders. Although we would disagree that any such breach of the SPAC Charter or directors’ duties occurred, any such claims may not be resolved in our favor. Any such claims, even if ultimately unsuccessful, would divert financial resources and management’s time and attention from the operations of the Combined Company.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares and warrants.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this proxy captioned “Material United States Federal Income Tax Considerations — General”) of our ordinary shares or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we qualified as a PFIC with respect to our 2008 and 2009 taxable years. However, our actual PFIC status for our 2010 taxable year or any subsequent taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance as to our status as a PFIC for our 2010 taxable year or any future taxable year. U.S. Holders of our ordinary shares or warrants are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section entitled “Material United States Federal Income Tax Considerations — Tax Consequences to U.S. Holders of Ordinary Shares and Warrants — Passive Foreign Investment Company Rules.”

We have not had operations, and Honesty Group has not operated as a public company. Fulfilling our obligations incident to reporting as a “foreign private issuer” after completing the Acquisition will be expensive and time consuming.

Each of the SPAC, as a company without operations, and Honesty Group, as a private company, has maintained relatively small finance and accounting staffs. Currently, Honesty Group does not have a chief financial officer or accounting staff members familiar with U.S. GAAP or public company reporting requirements. None of the SPAC and Honesty Group currently has an internal audit group. Although we have maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to our very limited activities, we have not been required to establish and maintain the level of these disclosure controls and procedures and internal control that will be required with respect to businesses such as Honesty Group with substantial operations. Under the Sarbanes Oxley Act of 2002 and the related rules and regulations of the SEC, we will need to implement additional corporate governance practices and adhere to a variety of reporting requirements and complex accounting rules. Compliance with these obligations will require significant management time, place significant additional demands on our finance and accounting staff and on our financial, accounting and information systems, and increase our insurance, legal and financial compliance costs. We may also need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

As a foreign private issuer, we are exempt from SEC proxy rules, and the contents of this proxy statement have not been reviewed by the SEC.

As a foreign private issuer, we are exempt from the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, which prescribe the form and content of proxy statements. Because of this exemption, we are not required to file with the SEC preliminary proxy solicitation materials regarding the Acquisition. Although this proxy statement has been prepared in accordance with Cayman Islands’ law and has been filed with the SEC, it has not been reviewed by the SEC.

Following the Acquisition, the Combined Company may not be able to secure financing needed for future operating needs on favorable terms, or on any terms at all.

From time to time, following the Acquisition, the Combined Company may seek additional financing to provide the capital required to maintain its business if cash flow from operations is insufficient to do so. We and Honesty Group cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, the Combined Company may be unable to expand its business or to develop new business at the rate desired, and its results of operations may be adversely affected. If the Combined Company is able to incur debt, it may be subject to certain restrictions imposed by the terms of the debt and the repayment of such debt may limit its cash flow and its ability to grow. If the Combined Company is unable to incur debt, it may be forced to issue additional equity, which could have a dilutive effect on its then current shareholders.

Following the Acquisition, expansion of the business of the Combined Company may put added pressure on the management of the Combined Company, which may impede its ability to meet any increased demand for its products and adversely affect its results of operations.

Following the Acquisition, the business plan of the Combined Company is to significantly grow its operations. Growth in its business may place a significant strain on its personnel, management, financial systems and other resources. The evolution of its business also presents numerous risks and challenges, including:

•	the continued acceptance of its LCD and LED products by consumers;
•	the ability of the Combined Company to successfully and rapidly expand its “SGOCO Club” locations to reach potential customers in response to potentially increasing demand;
•	the costs associated with such growth, which are difficult to quantify, but could be significant;
•	the competition from larger, better capitalized and well-known competitors and effect of rapid technological change; and
•	the highly competitive nature of its industry.

If the Combined Company is successful in obtaining rapid market growth of its SGOCO Club participants, it may be required to provide a large amount of financial support to potential members and deliver LCD products to customers on a timely basis at a reasonable cost to those customers. Such demands would require more capital than Honesty Group and the SPAC currently have available and the Combined Company may be unable to meet the needs of its customers, which could adversely affect its relationships with its customers and results of operations.

Under the EIT Law, the SPAC and Honesty Group each may be classified as a “resident enterprise” of the PRC. Such classification could result in tax consequences to the SPAC, its non-PRC resident shareholders and Honesty Group.

Under the EIT (PRC Enterprise Income Tax) Law, enterprises are classified as resident enterprises and non-resident enterprises. An enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define “de facto management bodies” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise; however, it remains unclear whether the PRC tax authorities would deem our managing body as being located within China. Due to the short history of the EIT Law and lack of applicable legal precedents, the PRC tax authorities determine the PRC tax resident treatment of a foreign (non-PRC) company on a case-by-case basis.

If the PRC tax authorities determine that the SPAC and/or Honesty Group is a “resident enterprise” for PRC enterprise income tax purposes, a number of PRC tax consequences could follow. First, the SPAC and/or Honesty Group may be subject to enterprise income tax at a rate of 25% on the SPAC’s and/or Honesty Group’s worldwide taxable income, as well as PRC enterprise income tax reporting obligations. Second, under the EIT Law and its implementing rules, dividends paid between “qualified resident enterprises” are exempt from enterprise income tax. As a result, if both the SPAC and Honesty Group are treated as PRC “resident enterprises,” all dividends from the PRC operating subsidiaries to Honesty Group and from Honesty Group to the SPAC would be exempt from PRC tax.

If Honesty Group were treated as a PRC “non-resident enterprise” under the EIT Law, then dividends that Honesty Group receives from the PRC operating subsidiaries (assuming such dividends were considered sourced within the PRC) (i) may be subject to a 5% PRC withholding tax, if the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “PRC-Hong Kong Tax Treaty”) were applicable, or (ii) if such treaty does not apply (i.e., because the PRC tax authorities may deem Honesty Group to be a conduit not entitled to treaty benefits), may be subject to a 10% PRC withholding tax. Any such taxes on dividends could materially reduce the amount of dividends, if any, the SPAC could pay to its shareholders.

Finally, the new “resident enterprise” classification could result in a situation in which a 10% PRC tax is imposed on dividends the SPAC pays to its non-PRC shareholders that are not PRC tax “resident enterprises” and gains derived by them from transferring the SPAC’s ordinary shares or warrants, if such income is considered PRC-sourced income by the relevant PRC authorities. In such event, we may be required to withhold the 10% PRC tax on any dividends paid to our non-PRC resident shareholders. Our non-PRC resident shareholders also may be responsible for paying PRC tax at a rate of 10% on any gain realized from the sale or transfer of our ordinary shares or warrants in certain circumstances. We would not, however, have an obligation to withhold PRC tax with respect to such gain.

If any such PRC taxes apply, a non-PRC resident shareholder may be entitled to a reduced rate of PRC taxes under an applicable income tax treaty and/or a foreign tax credit against such shareholder’s domestic income tax liability (subject to applicable conditions and limitations). Prospective investors should consult with their own tax advisors regarding the applicability of any such taxes, the effects of any applicable income tax treaties, and any available foreign tax credits.

The property SGOCO has licensed from the government may be acquired by SGOCO’s President, which could limit SGOCO’s expansion plans.

SGOCO Technology Park is subject to a option agreement between Honesty Group and Mr. Burnette Or, the President of SGOCO. Mr. Or has the right to purchase the land and structures of SGOCO Technology Park subject to entering into a long-term (at least 20 years) lease with rents at fair market value. If Mr. Or exercises this option, SGOCO’s expansion plans may be limited.

Risks Related to Honesty Group’s Corporate Structure

Honesty Group may not have sufficient capital available to fund the operations and expansion strategy of the Target.

Honesty Group is an offshore holding company conducting its operations in China through its Chinese subsidiaries. The funds in the Trust Account or proceeds that the Combined Company may receive from future financing for use by Guanke or, if operations are undertaken by these development stage companies, Guanwei and Guancheng, as operating capital, or to complete the required contribution of the balance of $8,750,000 and $5,540,000 respectively, of registered capital by the end of 2010, may not be adequate. If the Combined Company cannot provide adequate funds through Honesty Group to the Target, its ability to fund operations and expansion will be limited.

Intercompany loans from Honesty Group to the Target must be made in compliance with PRC law.

Any loans Honesty Group makes to its Chinese subsidiaries, which are treated as foreign-invested enterprises under Chinese law, cannot exceed statutory limits and must be registered with the State

Administration of Foreign Exchange, or SAFE, or its local counterparts. Under applicable Chinese law, the Chinese regulators must approve the amount of a foreign-invested enterprise’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the foreign-invested enterprise’s total investment, which represents the total of the company’s registered capital plus permitted loans. The registered capital/total investment ratio cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under Chinese law. If Honesty Group were to advance some funds to its China subsidiaries in the form of loans and such funds exceed the maximum amount of borrowings of the subsidiary, Honesty Group would have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time consuming and their outcomes would be uncertain. Concurrently with the loans, Honesty Group might have to make capital contributions to the subsidiary in order to maintain the statutory minimum registered capital/total investment ratio, and such capital contributions involve uncertainties of their own, as discussed below. Furthermore, even if Honesty Group makes loans to its China subsidiaries that do not exceed their current maximum amount of borrowings, Honesty Group will have to register each loan with SAFE or its local counterpart within 15 days after the signing of the relevant loan agreement. Subject to the conditions stipulated by SAFE, SAFE or its local counterpart will issue a registration certificate of foreign debts within 20 days after reviewing and accepting its application. In practice, it may take longer to complete such SAFE registration process.

Honesty Group cannot assure you that Honesty Group will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by Honesty Group to its China subsidiary or affiliated entity or with respect to future capital contributions by Honesty Group to its China subsidiary. If Honesty Group fails to complete such registrations or obtain such approvals, its ability to use such future loans or capital contributions to capitalize or otherwise fund its China operations may be negatively affected, which could adversely and materially affect its liquidity and its ability to fund and expand its business.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for Honesty Group’s products and adversely affect its competitive position.

The Combined Company’s business operations will continue to be conducted in China, and almost all of its sales of products will continue to be made in China. Accordingly, the Combined Company’s business, financial condition, results of operations and prospects will be affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;
•	the level of development;
•	the growth rate;
•	the control of foreign exchange; and
•	the allocation of resources.

While the Chinese economy has experienced significant growth in the past 30 years, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a positive or negative effect on Honesty Group.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, the Chinese government still owns a substantial portion of the productive assets in China. The continued control of these assets and other aspects of the national economy by the Chinese government could adversely affect Honesty Group’s business. The Chinese government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any adverse change in the economic conditions or government policies in China could have a material adverse effect on overall economic growth in China, which in turn could lead to a reduction in demand for Honesty Group’s products.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based on U.S. judgments against us, the Combined Company, our subsidiaries and affiliates, officers, directors and shareholders, and others.

After consummation of the Acquisition, substantially all of the Combined Company’s assets will be located outside of the U.S. and most of its directors and executive officers reside outside of the U.S. As a result, it may not be possible for investors in the U.S. to effect service of process within the U.S. or elsewhere outside China on the Combined Company, its subsidiaries, officers, directors and shareholders, and others, including with respect to matters arising under U.S. federal or state securities laws. China does not have treaties providing for reciprocal recognition and enforcement of judgments of courts with the U.S. and many other countries. As a result, recognition and enforcement in China of these judgments in relation to any matter, including U.S. securities laws and the laws of the Cayman Islands, may be difficult or impossible. Furthermore, an original action may be brought in China against the combined company’s assets, its subsidiaries, officers, directors, shareholders and advisors only if the actions are not required to be arbitrated by Chinese law and the facts alleged in the complaint give rise to a cause of action under Chinese law and the actions satisfy certain prerequisite conditions prescribed by Chinese law. In connection with such an original action, a Chinese court may award civil liabilities, including monetary damages.

Future changes in laws, regulations or enforcement policies in China could adversely affect Honesty Group’s business.

Laws, regulations or enforcement policies in China are evolving and subject to future changes. Future changes in laws, regulations or administrative interpretations, or stricter enforcement policies by the Chinese government, could impose more stringent requirements on Honesty Group, including fines or other penalties. Changes in applicable laws and regulations may also affect Honesty Group’s operating costs. Compliance with these requirements could impose substantial additional costs or otherwise adversely affect Honesty Group’s future growth. These changes may relax some requirements, which could be beneficial to Honesty Group’s competitors or could lower market entry barriers and increase competition. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and result in substantial costs and diversion of resources and management attention.

Changes in Chinese Tax Laws could adversely affect the Combined Company’s results.

Honesty Group’s Chinese subsidiaries are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the Income Tax Laws). Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner. Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5% from January 1, 2009, through December 31, 2011. Guanwei and Guancheng are under development stage and had no taxable income for the years ended December 31, 2009, 2008, and 2007. Future changes in Chinese tax law could change existing or future tax benefits or rates. Such changes could adversely affect the results of the Combined Company.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on Honesty Group.

The Chinese legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential authority in China. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. Following the completion of the Acquisition, the Combined Company expects to conduct all of its business through the Honesty Group subsidiaries which are established in China. As a result, the Combined Company will be subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to Honesty Group. For example, the Combined Company may have to resort to administrative and court proceedings to enforce the legal protection that the Combined Company or its subsidiaries enjoys either by law or contract. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection the Combined Company would enjoy in more developed legal systems. These uncertainties may impede the Combined Company’s ability to enforce the contracts or other rights. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the U.S. or other countries. Accordingly, we cannot predict the effect of future developments in the Chinese legal system including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of these laws, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to the Combined Company and its shareholders. In addition, any litigation in China may be protracted and result in substantial costs and diversion of the Combined Company’s resources and management attention.

The Chinese government exerts substantial influence over the manner in which the Combined Company will conduct its business activities.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation, state ownership or otherwise. The Combined Company’s ability to operate in China may be harmed by changes in its laws, regulations and policies of the Chinese government. We believe that the continuing company’s operations in China will be in material compliance with all applicable legal and regulatory requirements. However, the central or local governments may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on Honesty Group’s part to ensure its compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support economic and other reforms or regional or local variations in the implementation of economic and other policies, could have a significant effect on economic and social conditions in China or particular regions thereof, and could have an adverse effect on the manner in which the Combined Company can do its business.

The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in smaller cities. The most recent plan is targeting rural area consumers through its rural subsidy scheme, which went into effect nationwide in February 2009. The Chinese government program to encourage consumer spending on technology in rural areas China reportedly provided joint (80/20) central and local government subsidies for 13% of the purchase price of designated home appliances (up to a capped price). According to the plan, the government will spend RMB 20 billion on rural home appliance subsidies in 2009, which translates to RMB 154 billion in sales value, or around 15% of China home appliance industry revenue in 2008. Changes in their policies to reduce subsidies or promote competing technologies could negatively impact the Combined Company’s operations.

If China imposes restrictions to reduce inflation, future economic growth in China could be curtailed which could adversely affect the business and results of operations of Honesty Group.

While the economy of China has experienced rapid growth, this growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the supply of money and rising inflation. In order to control inflation in the past, the Chinese government may impose controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. If similar restrictions are imposed, it may lead to a slowing of economic growth and decrease the interest in Honesty Group’s LCD products leading to a decline in its profitability.

We may have difficulty establishing and maintaining adequate management, legal, and financial controls in the PRC.

Honesty Group’s Chinese subsidiaries have been operated to date as privately-held companies. Upon completion of the Acquisition, they will be subject to international management and financial reporting concepts and practices. Although Honesty Group has recently engaged a U.S. trained Chinese national, Mr. Lu, as chief executive officer, if the Acquisition is consummated, SGOCO will require the services of a chief financial officer with substantial experience in U.S. GAAP and public company reporting requirements, the ability to speak Mandarin Chinese fluently and willingness to work in Jinjiang Province, China. The pool of candidates meeting these criteria is small and delay in obtaining the services of qualified chief financial officer may hinder Honesty Group’s ability to timely comply with its reporting requirements as a U.S. public company, may have difficulty in hiring and retaining a sufficient number of qualified employees with experience in these areas to work in China. As a result of these factors, we may experience difficulty in establishing and maintaining management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet the required U.S. regulatory and financial reporting standards.

Fluctuation in the value of the Renminbi (RMB) may reduce our profitability.

The change in value of the RMB against U.S. dollars, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its policy of pegging the RMB to U.S. dollars. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 21.2% appreciation of RMB against the U.S. dollar from 2005 to 2009. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the Chinese government to adopt an even more flexible currency policy, which could result in a further and more significant fluctuation of the RMB against U.S. dollars. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition. For example, after the Acquisition, to the extent that we need to convert U.S. dollars we receive into RMB for our operations, appreciation of the RMB against U.S. dollars would reduce the RMB amount we receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of U.S. dollars against the RMB would reduce the U.S. dollar amount available to us.

Exchange controls that exist in China may limit the Combined Company’s ability to use the Target’s cash flows effectively.

Most of the Target’s and, thus, the Combined Company’s revenues and expenses are denominated in Renminbi. We may need to convert a portion of SGOCO’s revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends, if any, in respect of our shares. Under China’s existing foreign exchange regulations, SGOCO is able to purchase foreign exchange for settlement of current account transactions, including payment of dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take further measures in the future to restrict access to foreign currencies for current account transactions. Any future restrictions on currency exchanges may limit our ability to use cash flows for the distribution of dividends to our shareholders or to fund operations we may have outside of China.

Foreign exchange transactions by Honesty Group under capital accounts continue to be subject to significant foreign exchange controls and require the approval of or registration with the Chinese governmental authorities, including SAFE. In particular, if Honesty Group borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance Honesty Group by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Honesty Group to obtain additional foreign exchange through debt or equity financing.

Changes in foreign exchange regulations in China may affect the Target’s ability to pay dividends in foreign currency or conduct other foreign exchange business.

RMB is not a freely convertible currency currently, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside China or to make dividends or other payments in U.S. dollars. In China, the State Administration for Foreign Exchange, or the SAFE, regulates the conversion of RMB into foreign currencies. Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts (e.g., remittance of foreign currencies for payment of dividends, etc.). But conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE. Under China’s existing foreign exchange regulations, Honesty Group’s Chinese operating subsidiary, Guanke, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the Chinese government will not take measures in the future to restrict access to foreign currencies for current account transactions.

Chinese government ownership of all real property may limit SGOCO’s ability to fully develop its licensed real estate.

Chinese laws prohibiting the private ownership of land and limiting “land use rights” may hamper our ability to maximize the property of the Target. All land in the PRC is owned by the Chinese government. Guanke, Guancheng, and Guanwei have “land use rights” to use the land for 50 years, beginning June 29, 2007. The Chinese government must not recall the land use right during the term of the land use agreement, unless that is for legitimate public interests with due process and compensation including but not limited to compensation for the facilities on the land and the foreseeable losses to the holder in the remaining years. Once the land use right fee has been fully paid up, the holder is entitled to dispose of the land use right to her or his discretion such as transferring, leasing, and mortgaging the land to others. One year before the expiration of the term, if the holder intends to extend the term, unless the land is required for then current public interests, the government is obliged to renew the land use right agreement upon re-negotiated terms and land use right fee.

Risks Relating to Our Securities

We do not expect the Combined Company to pay dividends, so our shareholders will only benefit from an investment in our shares if such shares appreciate in value.

We do not expect the Combined Company to pay dividends to our shareholders in the foreseeable future. The board of directors may determine to pay dividends in the future, depending upon results of operations, financial condition, contractual restrictions including restrictions in credit agreements, restrictions imposed by applicable law, including the laws of China governing dividend payments, currency conversion and loans, and other factors our board of directors deems relevant. Accordingly, realization of a gain on shareholders’ investments will depend on the appreciation of the price of our shares. There is no guarantee that our shares will appreciate in value or even maintain the price at which shareholders purchased their SPAC Shares.

Shares to be potentially issued may have an adverse effect on the market price of our shares.

As of January 31, 2010, there were 5,299,125 shares outstanding of which our public shareholders held 4,239,300 shares. In addition, in connection with our IPO, we issued warrants to purchase 4,239,300 shares. Our Sponsors hold 1,059,825 restricted SPAC Shares and also hold warrants to purchase 1,550,000 SPAC Shares. We also issued an option to purchase up to a total of 280,000 units at $10 per unit to the underwriters which, if exercised, will result in the issuance of an additional up to 280,000 warrants and an additional up to 280,000 shares. In addition, under the Share Exchange Agreement, assuming all the net income targets set forth therein are met, we will issue up to 14,300,000 ordinary shares to the shareholders of Honesty Group. As a condition to the closing of the Acquisition, the Share Exchange Agreement provides that the Sponsors must subject 311,696 of their SPAC Shares to an earn-out which, if the Combined Company does not achieve income from existing operations of at least $15 million in 2011 (or $20 million if the First Earn-Out Condition is not met) then those shares will be delivered to the Combined Company and cancelled. Assuming approval of the Warrant Amendment Proposal, any warrants outstanding after the closing of the Acquisition will have an exercise price of $8.00 per SPAC Share, and an exercise period extending until the earlier of March 7, 2014 or the redemption of the warrants in accordance with the terms of the Warrant Agreement.

As part of its engagement of RedBridge Group Ltd. for services in connection with the Acquisition, Honesty Group agreed to provide it with warrant to purchase shares equal to three percent (3%) of the shares of the Combined Company. The RedBridge warrants will have a “cash or cashless exercise” provision and will be transferable to RedBridge directors, officers, employees, agents and affiliates. The RedBridge Warrants will be issued upon consummation of the Acquisition and will be immediately exercisable with a term of seven years from the closing date of the Acquisition at the same per share price as the SPAC Shares issued in connection with the Acquisition.

In addition, following the consummation of the Acquisition, the board of directors of the Combined Company expects to adopt a stock incentive plan or similar compensation plan that provides for the issuance of stock options, restricted stock or other awards up to 7% of the fully diluted outstanding shares to the employees, directors and consultants of the Combined Company and its subsidiaries.

Also, the Combined Company has authorized capital stock under the SPAC Charter, consisting of 50,000,000 ordinary SPAC shares and 1,000,000 preferred shares. Subject to any restriction of a stock exchange on which the SPAC stock may be listed in the future, the shares may be issued without shareholder approval. The sale, or even the possibility of sale, of the shares could have an adverse effect on the market price for our securities or on our ability to obtain future public financing. Upon the issuance of the additional shares, you may experience dilution to your holdings.

Our securities are quoted on the OTC Bulletin Board, which limits the liquidity and price of our securities more than if our securities were listed on the Nasdaq Stock Market or the New York Stock Exchange. There may not be an active, liquid trading market for our securities, and the trading price for our securities may fluctuate significantly.

Our ordinary shares, warrants, and units are quoted on the OTC Bulletin Board. We believe that the quotation of our securities on the OTC limits the liquidity and price of our securities more than if our securities were listed on the Nasdaq Stock Market or the New York Stock Exchange. While we intend to file an application for listing on the Nasdaq Stock Market, we cannot assure you that we will satisfy the applicable listing requirements and our listing application may not be accepted. If we do not succeed in securing a listing on the Nasdaq Stock Market, the failure to move up to a regular securities exchange from the OTC market could limit the ability to trade our securities.

Compliance with all of the applicable provisions of the Sarbanes Oxley Act will likely be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the Nasdaq Stock Market we will always meet the Nasdaq Stock Market listing requirements, or that there will be an active, liquid trading market for our ordinary shares in the future. Failure to meet the Nasdaq Stock Market listing requirements could result in the delisting of our ordinary shares from the Nasdaq Stock Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them, or both.

Risks Relating to the Acquisition

If the amount of cash available for the general working capital needs of the Combined Company as of the closing of the Acquisition will not equal or exceed $17,100,000, or if less than a majority of the public shareholders approve the Acquisition Proposal by March 12, 2010, we will be forced to liquidate.

A condition to the closing of the Acquisition, among others, is that the Company have not less than $17,100,000 in funds available from the Trust Account and otherwise for general working capital purposes. As of December 31, 2009 there is $33,848,881 in the Trust Account but holders of up to 30% of the public SPAC shares are entitled to demand redemption of their shares at the time of closing. At the current redemption price of $7.98, if all 1,271,789 shares are redeemed the Trust Account would be reduced by $10,148,876 to approximately $23,700,005. In addition, as a condition to closing, the Warrant Amendment Proposal must be adopted which give the holders of the Public Warrants the right to redeem their Public Warrants at $0.50 each or approve increase strike price from $5.00 to $8.00. If all the redemption rights were exercised the Company would be required to pay $2,119,650 to the redeeming warrantholders. The redemptions of SPAC shares and Public Warrants will reduce the number of shares outstanding and market over-hang of the warrants but also the working capital available for operations now and at any time when the Public Warrants might be exercised.

If public shareholders holding 1,271,790 or more SPAC Shares (30% of the shares issued in our IPO) vote against the Acquisition Proposal and demand redemption of their shares or if holders of a majority of the outstanding warrants fail to approve the Warrant Amendment Proposal, we would likely be forced to liquidate.

Under the terms of the SPAC Charter, public shareholders have the right to vote against the Acquisition Proposal and to elect to redeem their shares into cash. If public shareholders holding 30% or more of the SPAC Shares issued in our IPO vote against the Acquisition Proposal and opt to redeem their shares into cash, we would not have sufficient time to arrange for an alternate business combination that would comply with the requirements set forth in the SPAC Charter, we would be forced to liquidate. Under the terms of the Share Exchange Agreement, approval of the Warrant Amendment Proposal is a condition to the closing of the Acquisition. If the warrantholders do not approve the Warrant Amendment Proposal, we would likely be forced to liquidate. In any liquidation, the net proceeds of our IPO held in the Trust Account, inclusive of all the accrued interest not previously released to us, plus any remaining net assets, will be distributed pro rata to the holders of our shares issued in our IPO, subject to potential claims of creditors. If we are forced to liquidate our assets, each share issued in our IPO would be entitled to receive approximately US $7.98, including all the accrued interest not previously released to us as of that date, assuming the entire amount of the Trust Account is available for distribution to our public shareholders.

Activities taken by the SPAC to utilize a portion of the funds in the Trust Account to purchase, directly or indirectly, Public Shares will increase the likelihood of approval of the Acquisition Proposal and other proposals, which could present a conflict of interest for our officers and directors in determining whether to authorize the use of the funds in the trust account in such manner.

At any time prior to the extraordinary general meeting or special meeting, as applicable, during a period when they are not then aware of any material nonpublic information regarding the SPAC or its securities, the SPAC, the Sponsors and their respective affiliates may purchase shares from institutional and other investors, or execute agreements to purchase such shares from them in the future, or they or the Company may enter into transactions with third parties to purchase shares from such persons. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the outstanding shares of the SPAC Stock entitled to vote on the Acquisition Proposal vote in its favor and that holders of fewer than 30% of the Public Shares vote against the Acquisition Proposal and demand conversion of their SPAC Shares into cash where it appears that such requirements would otherwise not be met. Because the SPAC Shares held by the Sponsors, and the Sponsors Warrants will not participate in liquidation distributions if the Acquisition is not consummated, such Sponsors may have a conflict of interest in determining to use the funds in the trust account for these purchases to increase the likelihood the Acquisition will be consummated. See the section entitled “The Share Exchange Agreement — Actions That May Be Taken to Secure Approval of the Acquisition Proposal.”

If the Acquisition’s benefits do not meet the expectations of financial or industry analysts, the market price of our securities may decline.

The market price of our securities may decline as a result of the Acquisition if, among others:

•	we do not achieve the perceived benefits of the Acquisition as rapidly as, or to the extent that, any financial or industry analysts may anticipate; or
•	the effect of the Acquisition on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the electronics market in China is perceived to be growing at a reduced rate; or
•	additional governmental regulation adverse to U.S. investors impairs the Combined Company’s ability to invest in China and have its business grow.

Our existing directors and executive officers and our initial shareholders have interests in the Acquisition that are different from yours.

In considering the recommendation of our existing directors to vote to approve the Acquisition Proposal, the Warrant Amendment Proposal and related matters, you should be aware that they and our other initial shareholders have agreements or arrangements that provide them with interests in the Acquisition that differ from, or are in addition to, those of our public shareholders and warrant holders generally. For example, our Sponsors, including our current directors and officers, are not entitled to participate in the distribution upon liquidation of the Trust Account. As a result, if the Acquisition Proposal is not approved, the shares and warrants that they hold will, in all probability, be worthless.

In connection with our IPO, each of our directors and executive officers agreed to indemnify the SPAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. Accordingly, the directors and executive officers have a personal interest in recommending the approval of the Proposals. In addition, Mr. Robert Eu, our Chairman and Secretary, and Mr. David, Hao Wu, our CFO and an Executive Vice President of Marbella Capital Partners, an entity controlled by our Chief Executive Officer and a Director, Mr. John Wang, are expected to serve as directors of the combined company. The personal and financial interests of our directors and current officers may have influenced their motivation in identifying and selecting a target business and completing a business combination.

FORWARD-LOOKING STATEMENTS

We believe that some of the information in this proxy statement constitutes forward-looking statements. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intend,” “plan” and “continue” or similar words. You should read forward-looking statements carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other “forward-looking” information.

Forward-looking statements include, but are not limited to statements relating Honesty Group’s and the Combined Company’s future business and financial performance and competitive position, the growth of the industry in China, the benefits of the Acquisition, and other material future developments that you may take into consideration in determining how to vote your shares.

We believe it is important to communicate our expectations to our shareholders. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors and cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations we described in our forward-looking statements, including among other things: the number and percentage of SPAC public shareholders voting against the acquisition; changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the LCD market in China; fluctuations in customer demand; management of rapid growth; changes in government policy; the fluctuations in sales of LCD products in China; China’s overall economic conditions and local market economic conditions; Honesty Group’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included in this proxy statement attributable to us or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent that applicable laws and regulations require, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

Before you grant your proxy or instruct how your vote should be cast or vote on the proposals described in this proxy statement, you should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement could have a material adverse effect on us.

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The SPAC is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by its board of directors for use at the extraordinary general meeting of shareholders in connection with the proposed Acquisition.

Date, Time and Place.  We will hold the shareholders’ meeting at 4:00 p.m., New York City local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York, 10154, USA to vote on the proposals.

Purpose.  At the shareholders’ meeting, holders of the SPAC Shares will be asked to approve the Acquisition Proposal, the Name Change Proposal, and, if necessary or desirable, the Adjournment Proposal as described elsewhere in this proxy statement. Under Cayman Islands law and the SPAC Charter, no other business may be transacted at the shareholders’ meeting other than procedural matters relating to the conduct of the meeting.

We will only proceed with the consummation of the Acquisition if our shareholders approve the Acquisition Proposal. The Name Change Proposal will not be presented to our shareholders for a vote at the shareholders’ meeting unless our shareholders approve the Acquisition Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition and the filing of the appropriate documents with the Cayman Islands Registrar of Companies. If the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the Combined Company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

Our board of directors has determined that each of the proposals is fair to and in the best interests of the SPAC and its shareholders, has approved and declared each of them advisable, and recommends that our shareholders vote “FOR” each of the proposals. Our board of directors also believes that the fair market value of Honesty Group will be at least 80% of our net assets held in the Trust Account (net of taxes), which is necessary to satisfy the provisions of the SPAC Charter enabling it to consummate the Acquisition.

Because of the business combination provisions of the SPAC Charter, if we do not consummate the Acquisition or another business combination by March 12, 2010, unless the time period is extended by a vote of holders of a majority of the outstanding SPAC Shares, we will liquidate and dissolve and, as part of this process, distribute the net assets of the Company to our public shareholders.

Record Date; Who Is Entitled to Vote.  The “record date” for the meeting is February 8, 2010. Record holders of SPAC Shares at the close of business on the record date are entitled to vote or have their votes cast at the shareholders’ meeting. As of January 31, 2010, there were 5,299,125 outstanding SPAC Shares of which our public shareholders acquired approximately 4,239,300 SPAC Shares at or after our IPO. Each SPAC Share is entitled to one vote per proposal at the meeting. The SPAC’s warrants do not have voting rights with respect to the shareholders’ meeting.

Vote Required.  The approval by ordinary resolution of the Acquisition Proposal requires the affirmative vote of a majority of our outstanding SPAC Shares. All of our Sponsors, who are all of our pre-IPO initial shareholders, including all of our current directors and executive officers, have agreed to vote the shares that they owned immediately before our IPO in the same manner as a majority of the SPAC Shares voted by our public shareholders with respect to the Acquisition Proposal. In addition, if our public shareholders holding 1,271,790 or more SPAC Shares (30% of the total shares issued in our IPO) vote against the Acquisition and demand that we redeem their shares into cash (as described below), the Acquisition will not be consummated.

Subject to the passing of the Acquisition Proposal, the approval by special resolution of the Name Change Proposal requires the affirmative vote of the holders of at least two-thirds of the SPAC Shares voted on such proposal. The approval of the Adjournment Proposal requires the affirmative vote of the holders of a majority of the SPAC Shares voted on such proposal. In connection with the vote required for the Name Change Proposal and the Adjournment Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner of the shares voted by our public shareholders on such proposals.

The effect of an abstention or failure to vote with respect to any of the proposals by a shareholder who is present in person or by proxy at the meeting will vary depending on the proposal: (i) with respect to the Acquisition Proposal, an abstention or failure to vote will count as a vote against the proposal because the approval of the Acquisition Proposal requires the affirmative vote of a majority of our outstanding SPAC Shares; and (ii) with respect to the Name Change Proposal and any Adjournment Proposal, an abstention or failure to vote will have no effect on the outcome of the vote because each proposal is required to be approved by two-thirds and a majority, respectively, of the SPAC Shares voted on those proposals.

Each SPAC Share that you own in your name entitles you to one vote per proposal. Your proxy card shows the number of SPAC Shares you own.

There are four ways to vote your shares at the meeting:

By Signing and Returning the Enclosed Proxy Card:  if you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your shares as you instruct on the card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board of directors “FOR” approval of each of the Proposals.

Vote by Phone:  If you hold your shares in street name, call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.

Vote by Internet:  If you hold your shares in street name, visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.

Vote in person:  you may attend the extraordinary general meeting of shareholders or the special meeting of warrantholders and vote in person. We will give you a ballot when you arrive. If your shares or warrants are held in the name of your broker, bank or other nominee, however, you must obtain a “legal proxy” from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Redemption Rights.  According to the SPAC Charter, a holder of SPAC Shares issued in our IPO may, if the shareholder votes against the Acquisition Proposal, demand that we redeem those shares into cash. This demand must be made on the proxy card at the same time that the shareholder votes against the Acquisition Proposal. If properly demanded, we will redeem each share as to which that demand has been made into cash, at the redemption price equal to the amount in the Trust Account, excluding US $1,187,004 being held in the Trust Account attributable to the underwriters’ discount, and any earned interest not distributed to us through the record date (calculated as of two business days prior to the consummation of the Acquisition), divided by the number of shares issued in our IPO. If you exercise your redemption rights, then you will be exchanging the SPAC Shares you hold for cash and will no longer own these shares. Based on the amount of cash held in the Trust Account as of December 31, 2009, including interest accrued as of that date ($33,848,881), you will be entitled to redeem each SPAC Share that you hold into approximately US$7.98. You will only be entitled to receive cash for these shares if you continue to hold these shares through the closing date of the Acquisition and tender your share certificate(s) and a properly completed letter of transmittal to us within 20 business days after the meeting. If you intend to redeem your SPAC Shares, you should contact your broker or custodian to request a share certificate as soon as possible. If the Acquisition is not completed, then these shares will not be redeemed into cash. Pursuant to the SPAC Charter, no shareholder or group of shareholders may redeem more than 423,930 shares (10% of the total number of IPO shares).

The Acquisition will not be completed if our public shareholders holding 1,271,790 or more SPAC Shares issued in our IPO, an amount equal to 30% of those shares, vote against the Acquisition Proposal and exercise their redemption rights. There are other significant conditions to closing the Acquisition. Do not send your share certificate(s) with your proxy. You will only be entitled to receive cash for your shares if you continue to hold your shares through the closing date of the Acquisition and tender your share certificate(s) and a properly completed letter of transmittal to us within 20 business days after the meeting. If you intend to redeem your shares, you should contact your broker or custodian to request a share certificate as soon as possible. If you vote against the Acquisition Proposal and elect to redeem your shares, we will provide you with a letter of transmittal promptly after the Acquisition is consummated.

Questions About Voting.  If you have any questions about the Acquisition or if you are a SPAC shareholder and need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Advantage Proxy, the proxy solicitation agent for the SPAC, toll free at (877) 870-8565 or collect at (206) 870-8565. If your SPAC Shares are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

Revoking Your Proxy and Changing Your Vote.  If you have submitted a proxy to vote your shares and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to the Company’s secretary prior to the date of the meeting or by voting in person at the meeting. Attendance at the meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes.  If your broker holds your shares in its name and you do not give the broker voting instructions, the rules of the Financial Industry Regulatory Authority (“FINRA”) prohibit your broker from voting your shares on the Acquisition Proposal and the other proposals. This is known as a “broker non-vote.” Abstentions or broker non-votes with respect to the Name Change Proposal and the Adjournment Proposal will not have the same effect as a vote “against” such proposal. With respect to the Acquisition Proposal, however, abstentions or broker non-votes will have the same effect as a vote “against” such proposal.

Solicitation Costs.  The SPAC is soliciting proxies on behalf of the SPAC board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. SPAC and its directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

The SPAC has hired Advantage Proxy as its proxy solicitation agent. The SPAC expects to pay customary fees of approximately $15,000 to Advantage Proxy as the proxy solicitation agent for the SPAC, and certain out-of-pocket expenses incurred by it in connection with the proxy solicitation.

The SPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. The SPAC will reimburse them for their reasonable expenses.

Stock Ownership.  Information concerning the holdings of certain SPAC shareholders is set forth below under “Beneficial Ownership of Securities.”

THE SPECIAL MEETING OF WARRANTHOLDERS

The SPAC is furnishing this proxy statement and solicitation of written consent to the holders of its Public Warrants as part of the solicitation of proxies and written consents by its board of directors for use at the special meeting in connection with the proposed amendments to the Warrant Agreement as a condition to the Acquisition.

Date, Time and Place.  We will hold the meeting at 4:00 p.m., New York City local time, on Monday, March 8, 2010, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York 10154, USA to vote on the Warrant Amendment Proposal and, if necessary or desirable, the Warrant Adjournment Proposal.

Purpose.  Holders of the Public Warrants are asked to approve the Warrant Amendment Proposal and, if necessary or desirable, the Warrant Adjournment Proposal as described elsewhere in this proxy statement. While the Warrant Agreement does not provide for meetings of warrantholders, the Board of Directors has determined to follow procedures similar to those for the conduct of a meeting of the Company’s shareholders. Under Cayman Islands law and the SPAC Charter, no other business may be transacted at the meeting other than procedural matters relating to the conduct of the meeting.

We will only implement the Warrant Proposal Amendment if we proceed with the consummation of the Acquisition after the shareholders approve the Acquisition Proposal. There are a number of other conditions to the consummation of the Acquisition described elsewhere in this proxy statement.

Our board of directors recommends that holders of our Public Warrants vote “FOR” and consent to the Warrant Amendment Proposal and the Warrant Adjournment Proposal.

Because of the business combination provisions of the SPAC Charter, if we do not consummate the Acquisition or another business combination by March 12, 2010, unless the time period is extended by a vote of holders of a majority of the outstanding SPAC Shares, we will liquidate and dissolve and, as part of this process, distribute the net assets of the company to our public shareholders. If that occurs, the warrantholders will receive nothing for the Public Warrants.

Record Date; Who Is Entitled to Vote.  The “record date” for the meeting is February 8, 2010. Record holders of the Public Warrants at the close of business on the record date are entitled to vote or have their votes cast at the meeting. As of January 31, 2010, there 4,239,300 Public Warrants outstanding. Each Public Warrant is entitled to one vote per proposal at the meeting.

Vote Required.  The approval of the Warrant Amendment Proposal requires the affirmative vote of a majority of the outstanding warrants.

Each Public Warrant that you own in your name entitles you to one vote per proposal.

There are four ways to vote your shares at the special meeting:

By Signing and Returning the Enclosed Proxy Card.  If you vote by proxy card, your “proxy,” whose names are listed on the proxy card, will vote your warrants as you instruct on the card. The proxy card also serves as a written consent approving the amendments to the Warrant Agreement set forth in Annex B. If you sign and return the proxy card, but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by our board of directors “FOR” approval of each of the Proposals.

Vote by Phone:  If you hold your warrants in street name, call toll-free (in the United States), on a touch-tone phone, the 800 number printed on the instructions accompanying your proxy card, which is available 24 hours a day. Have your proxy card in hand when you call, then follow the recorded instructions. Your vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.

Vote by Internet:  If you hold your warrants in street name, visit the Internet website printed on the instructions accompanying your proxy card. Have your proxy card in hand when you access the website and follow the instructions to create an electronic voting instruction form. Your vote must be received by 11:59 p.m., New York local time, on March 7, 2010, to be counted.

Vote in person:  you may attend the extraordinary general meeting of shareholders or the special meeting of warrantholders and vote in person. We will give you a ballot when you arrive. If your shares or warrants are held in the name of your broker, bank or other nominee, however, you must obtain a “legal proxy” from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Redemption Rights.  If the Warrant Amendment Proposal is adopted and the Acquisition is consummated, a holder of Public Warrants may redeem those Public Warrants for cash at $0.50 each. You may also elect to continue to hold the Public Warrants as amended to increase the exercise price to $8.00 per SPAC Share and to extend the exercise period to the earlier of March 7, 2014, or the redemption of the warrant as provided in the Warrant Agreement. This election to continue to hold Public Warrants must be made on the proxy card at the same time that the warrantholder votes with respect to the Warrant Amendment Proposal. If you exercise your redemption rights, then you will be exchanging the Public Warrants you hold for cash and will no longer own these Public Warrants. If you intend to redeem your Public Warrants, you should contact your broker or custodian to request a warrant certificate as soon as possible. If the Acquisition is not completed, then the Public Warrants will not be redeemed into cash. If you redeem your Public Warrants, we will provide you with a letter of transmittal promptly after the Acquisition is consummated.

The closing of the Acquisition is subject to a number of conditions and may not be completed even if the Warrant Amendment Proposal is adopted. Do not send your warrant certificate(s) with your proxy. You will only be entitled to receive cash for your Public Warrants if you continue to hold them through the closing date of the Acquisition and tender your warrant certificate(s) and a properly completed letter of transmittal to us within 20 business days after consummation of the Acquisition.

Questions About Voting.  If you have any questions about the Acquisition, or if you are a warrantholder and need assistance in submitting your proxy or voting your Public Warrants or need additional copies of this proxy statement or the enclosed proxy card, you should contact Advantage Proxy, the proxy solicitation agent for the SPAC, toll free at (877) 870-8565 or collect at (206) 870-8565. If your Public Warrants are held in a stock brokerage account or by a bank or other nominee, you should call your broker or other nominee for additional information.

Revoking Your Proxy and Changing Your Vote.  If you have submitted a proxy to vote your warrants and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to the Company’s secretary prior to the date of the special meeting or by voting in person at the special meeting. Attendance at the special meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198. Their toll free telephone number is (877) 870-8565.

If your shares are held in “street name,” consult your broker for instructions on how to revoke your proxy or change your vote.

Broker Non-Votes.  Your broker cannot vote your Public Warrants if you do not give the broker voting instructions, the broker is prohibited from voting your warrants. With respect to the Warrant Amendment Proposal, abstentions or broker non-votes will have the same effect as a vote “against” such proposal.

Solicitation Costs.  The SPAC is soliciting proxies on behalf of the SPAC board of directors. This solicitation is being made by mail but also may be made in person or by telephone or other electronic means. SPAC and its directors, officers, employees and consultants may also solicit proxies in person or by mail, telephone or other electronic means. These persons will not be paid for engaging in these activities.

The SPAC has hired Advantage Proxy as its proxy solicitation agent. The SPAC expects to pay customary fees of approximately $15,000 to Advantage Proxy as the proxy solicitation agent for the SPAC, and certain out-of-pocket expenses incurred by it in connection with the proxy solicitation.

The SPAC will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. The SPAC will reimburse them for their reasonable expenses.

Warrant Ownership.  Information concerning the holdings of certain SPAC warrantholders is set forth below under “Beneficial Ownership of Securities.”

PROPOSAL 1: ACQUISITION PROPOSAL

THE APPROVAL OF (I) THE SHARE EXCHANGE AGREEMENT, DATED AS OF
FEBRUARY 12, 2010, AND (II) THE TRANSACTIONS CONTEMPLATED THEREBY
(THE “ACQUISITION PROPOSAL”)

Background to the Acquisition

The terms of the Share Exchange Agreement are the result of arms’ length negotiations between our representatives and representatives of Honesty Group and its shareholders. The following is a brief discussion of the background of the SPAC’s efforts to identify potential candidates for a business combination, the selection of SGOCO, and the negotiations of the Acquisition and related transactions.

The Candidate Identification Process

The SPAC was incorporated on July 18, 2007, to serve as a vehicle to accomplish a business combination with an operating business that has its primary operating facilities located in China.

The SPAC completed its initial public offering of 4,000,000 units March 12, 2008. Subsequently on March 31, 2008, the underwriters of its initial public offering exercised their over-allotment option for a total of an additional 239,300 units (over and above the 4,000,000 units sold in the initial public offering) for an aggregate offering of 4,239,300 units (together the “IPO”). Each unit consists of one share of common stock and one redeemable common stock purchase warrant, resulting in a total of 4,239,300 shares and 4,239,300 warrants which are publicly held. The units were sold at an offering price of $8.00 per unit. In addition, 1,550,000 Sponsors Warrants were sold immediately prior to the IPO at an offering price of $1.00 per warrant. As of December 31, 2009, we had 5,299,126 SPAC Shares and 5,789,300 warrants outstanding. Together, the sale of the Units in the IPO and the sale of the Sponsor Warrants generated total gross proceeds of $35,464,400. Approximately $33,527,396 (or approximately $7.91 per IPO Share) of the proceeds from the IPO and the private placement was placed in a Trust Account, which includes $1,187,004 of the underwriter’s compensation which will be paid to them only in the event we consummate a business combination.

In accordance with the SPAC’s Charter, cash held in the Trust Account will be released either upon the consummation of a business combination or upon the liquidation of the SPAC. Because of the business combination provisions of the SPAC Charter, if we do not consummate the Acquisition or another business combination by March 12, 2010, unless the time period is extended by a vote of holders of a majority of the outstanding SPAC Shares, we will liquidate and dissolve and, as part of this process, distribute the net assets of the Company to our public shareholders. As of December 31, 2009, there was approximately $33,848,881 held in the trust account (or approximately $7.98 per SPAC Share held by our public shareholders).

In March 2008, promptly after our initial public offering, the officers and directors of the SPAC commenced the process of locating potential targets. The Board of the SPAC established a list of criteria and guidelines for screening potential targets, including but not limited to:

•	principal portion of operations located in mainland China;
•	growth potential and long-term attractiveness of target market and end consumer;
•	brand recognition, if any, and potential;
•	comfort in, experience and skill of management and availability of additional personnel;
•	internal financial controls and ownership structure
•	capital requirements;
•	competitive position;
•	barriers to entry by competitors such as uniqueness of the business model;
•	stage of development of the business and its products or services;
•	existing distribution arrangements and the potential for expansion;
•	degree of current or potential market acceptance of the products or services;

•	proprietary aspects of products and the extent of intellectual property or other protection for products or formulas;
•	impact of regulation on the business;
•	regulatory environment of the industry;
•	seasonal sales fluctuations and the ability to offset these fluctuations through other business combinations, introduction of new products, or product line extensions; and
•	costs associated with effecting the business combination.

The SPAC team began to reach out to its business networks including contacting entrepreneurs, operating companies, investment bankers, private equity firms and other business intermediaries in order to generate ideas about a suitable business combination. We also received unsolicited inquires from many private companies, several investment banking firms, private equity firms and other business intermediaries.

The SPAC received leads and preliminarily reviewed more than 100 potential business combination candidates. These candidates were engaged in a wide range of industry sectors including clean energy, retail, industrial, software and service companies. While most of these reviews were done on a preliminary basis, the SPAC did progress to substantive discussions of terms with four companies on a potential transaction. After in-depth discussions and due diligence on these candidates, and of the SPAC by the candidates, transactions did not move forward. Reasons for abandoning transactions with certain candidates included, but are not limited to, change in business environment in late 2008, the candidates not meeting SPAC’s requirements or lack of interest on the part of the candidate to pursue further discussions with the SPAC.

Honesty Group and The Target

The Target was first introduced to the SPAC on June 11, 2009 by Redbridge Capital Partners, a San Francisco-based advisory firm. The Target is engaged in the design, manufacturer and distribution of LCD consumer products. The Target was interested in discussing a potential business combination with a SPAC. On June 29, 2009, the first formal meeting to discuss a potential combination between the SPAC and the Target was held in Shanghai, China. After a series of high level discussions regarding the Target’s historical business and prospects, confirmation of its status as a wholly-owned foreign enterprise in China and its ability to meet the SPAC’s timetable to complete a transaction, the management of the SPAC decided that the Target fit the SPAC’s criteria.

For the next few weeks, the parties continued to communicate via telephone and e-mail. In the meantime, the SPAC continued to evaluate other potential candidates for a business combination.

On July 15, 2009, the management of the SPAC flew to Jinjiang, Fujian Province, China, where the Target’s headquarters and manufacturing plant is located, conducted preliminary due diligence on the Target with regard to its business model, operations and financial performance, and the competitive landscape of its underlying industry by meeting with a number of members of the Target’s management. The SPAC then undertook independent verification of certain information and made site visits and due diligence calls to distributors and potential SGOCO Club members.

After the visit, the parties also discussed a proposed letter of intent. On July 31, 2009, the parties met again in Shanghai and signed a letter of intent, which sets forth the preliminary terms and conditions under which the SPAC would combine with the Target:

•	the reorganization of the SPAC to reduce the fully diluted shares of the SPAC;
•	the consideration to be paid for the equity interest of Honesty Group, including certain earn-out payments depending on Honesty Group’s performance in 2010 and 2011; and
•	the composition of the board of directors of the Combined Company.

An organization call between representatives of the SPAC, the Target, Redbridge (the Target’s advisor), Nixon Peabody (the Target’s counsel), Loeb & Loeb (the SPAC’s counsel), Jun We Zen (PRC counsel) and Hengrun International (the Target’s accounting consultant) was held on August 5, 2009 to begin the process of conducting in-depth due diligence by each of the parties, and drafting and negotiating definitive transaction documents. During August, the SPAC conducted legal, operational and financial due diligence including two days in Jinjiang and spent time reviewing the due diligence material. More customer due diligence was conducted.

On September 4, 2009, the SPAC made a public announcement indicating that it had entered into a letter of intent by filing a report on Form 6-K with the SEC.

From July 14, 2009 onwards, the SPAC’s officers and the Target’s management met regularly in Jinjiang, China. During these meetings, the SPAC reviewed with the Target the obligations of being a reporting company, including compliance with the reporting requirements of the U.S. federal securities laws, accounting procedures and Sarbanes Oxley Act requirements, press release disclosure and timing, shareholder communications, website disclosure, financial public relations, Nasdaq compliance, and transfer agent requirements.

On February 12, 2010, after negotiations regarding the terms and conditions of the Acquisition, and exchanges of various drafts of the Share Exchange Agreement, management of the SPAC and Honesty Group executed a definitive Share Exchange Agreement, which is subject to various closing conditions. See the information under the headings “Risk Factors — Risks Relating to the Acquisition” and “Shareholder Proposal No. 1 — The Share Exchange Agreement.”

Board Consideration and Approval of the Acquisition

While no single factor determined the final agreed upon consideration for the Acquisition, the SPAC’s board of directors, among other things, reviewed various industry and financial data including certain valuation analyses and metrics compiled by the SPAC in order to determine that the consideration to be paid to Honesty Group’s shareholders was reasonable and that the Acquisition was in the best interests of the SPAC’s shareholders.

Interest of the SPAC’s Directors and Officers in the Acquisition

In considering the recommendation of the board of directors of the SPAC to vote for the Acquisition Proposal, the Warrant Amendment Proposal, and the other proposals, you should be aware that certain members of our board of directors and management have agreements or arrangements that provide them with interests in the Acquisition that are different from, or are in addition to, those of the SPAC shareholders generally. These interests include the following:

•	If the Acquisition Proposal is not approved or it is approved but we fail to consummate the Acquisition by March 12, 2010 and the date is not extended by a vote of shareholders, we will be required to liquidate. In this event, the shares and warrants our directors and executive officers purchased prior to our IPO will be worthless, because they are not entitled to receive any of the liquidation proceeds with respect to the ordinary shares held by them prior to our IPO. Our Sponsors contributed $25,000 to cover the cost of our formation and were issued 1,150,000 ordinary shares. Our directors and executive officers, in total, also hold warrants to purchase 1,550,000 SPAC Shares, exercisable at US $5.00. If the SPAC is liquidated, any warrants they hold will expire worthless.
•	On January 18, 2010, Marbella Capital and AEX Capital, entities controlled by John Wang, our CEO, and Robert Eu, our Chairman, have each provided a $50,000 loan to fund working capital. In addition, the SPAC has payables of $33,890 at December 31, 2009 to our directors, officers and entities affiliated with our directors. If the SPAC is liquidated, these shareholder loans and payable will not likely be repaid.
•	In connection with our IPO, each of our directors and executive officers agreed to indemnify the SPAC against any loss or damage whatsoever as a result of a claim by a vendor or target business to the extent such loss or damage reduces the amount held in the Trust Account. If the Acquisition is not consummated, such directors and officers could potentially be liable for any claims against the Trust Account. If the costs related to the Acquisition incurred by the SPAC exceed the available cash outside of the Trust Account, these costs would be subject to the directors’ and officers’ potential indemnification obligations to the Trust Account if the Acquisition is not consummated.

•	Following the consummation of the Acquisition, we anticipate that Mr. Eu, Chairman of our Board of Directors, and David, Hao Wu, a director and our CFO and a senior officer of a company controlled by John Wang, our Chief Executive Officer and a director, will serve as members of the board of directors of the Combined Company, and the other members of our board of directors and management may also in the future be appointed by the Combined Company to serve as its directors and/or officers and be compensated in such manner and amounts as its board of directors may determine to be appropriate.

The SPAC’s Reasons for the Acquisition and Recommendation of the SPAC Board

The SPAC’s board of directors concluded that the Acquisition is in the best interests of the SPAC’s shareholders. The SPAC’s board of directors considered a wide variety of factors in connection with its evaluation of the Acquisition. In light of the complexity of those factors, the SPAC board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the SPAC board may have given different weight to different factors.

In considering the Acquisition, the SPAC board of directors gave considerable weight to the factors discussed below.

Honesty Group’s Record of Growth and Expansion and High Potential for Future Growth

Important criteria to the SPAC board of directors in identifying a potential target are that the acquisition target has established business operations, that it is generating current revenues, and that it has what the SPAC believes to be a potential to experience growth in the future. The SPAC board of directors believes that Honesty Group has in place the strong market leadership, a large and growing customer base, a unique distribution network, and brand name recognition. The fiscal year 2009 revenues were approximately $67.9 million.

Although revenue projections are inherently uncertain, the SPAC board of directors believed, and continues to believe, the projections for Honesty Group’s business discussed by Honesty Group’s management and the officers of the SPAC are reasonable, based on the SPAC’s extensive due diligence. This record of significant growth helped to convince the SPAC board of directors that a business combination with Honesty Group would be in the best interests of the SPAC’s shareholders.

The Experience of Honesty Group’s Management

Founder and Chairman Burnette Or has been able to build on experiences from previous positions to build up the Target’s business very quickly. The SPAC believes he understands the dynamics of a quickly changing competitive environment in China and has been able to adapt the Target’s business strategy and practices successfully. Mr. Or has also show an ability to attract talented staff, and we believe that the Target has an entrepreneurial culture that will continue to attract talented personnel.

Satisfaction of 80% Test

It is a requirement of the SPAC’s charter that any business acquired by SPAC have a fair market value equal to at least 80% of the net assets held in the Trust Account at the time of acquisition. SPAC’s board of directors determined that Honesty Group with a minimum equity valuation of $89,000,000 based upon a comparative price analysis of the price to earnings ratio for companies similar to Honesty Group and the anticipated price to earnings ratio of Honesty Group. The SPAC’s net assets at December 31, 2009 were $33,095,855. The board of directors came to the determination that, since the fair market value of Honesty Group is at least equal to 80% of SPAC’s net assets before taking into account the earn-out payments, the earn-out thresholds, if achieved, would only represent an increase in the value of Honesty Group, which would therefore further exceed the 80% threshold.

SPAC’s board of directors did not obtain a fairness opinion because the board of directors believes, in light of the financial skills and business background of its directors, it was qualified to make this analysis itself and concluded that the Acquisition met the 80% test requirement without recourse to an independent source.

To determine the value of Honesty Group, the board compiled a list of 19 comparable companies with business characteristics similar to Honesty Group and a target market in China. In addition to price-to-earnings analysis, the board also compared valuation ratios such as enterprise value to revenue, and analyzed gross and net income margins and revenue growth rates. Although these comparable companies may have similar main product lines as Honesty Group, most of them are targeting different consumer segments and may have a different focus, range and volume of product offerings and a differing operating model. Out of the 19 companies evaluated, three of the companies are listed on the Hong Kong Stock Exchange, two on Shanghai Stock Exchange in China, two on the Shenzhen Stock Exchange in China, five on the Tokyo Exchange in Japan, two on the Korea Stock Exchange in Korea, two on the Taiwan Stock Exchange in Taiwan, and one on New York Stock Exchange in the United States.

The companies used for this analysis were as follows as of February 1, 2010:

(In US$ Millions except per share data)

Public Comparable Companies	Ticker	Share Price 2010-2-1	Market Cap	Enterprise Value	EV/R		PE		GP Margin CY2008A
					CY2009	CY2010	CY2009	CY2010
Chinese LCD TV/Display Manufacturer
Innolux Display Corp.	TSEC:3481	$1.60	$5,177.6	$5,220.5	1.0x	0.7x	NM	17.1x	7.4%
Skyworth Digital Holdings Ltd.	SEHK:751	0.99	2,498.2	2,701.8	1.0x	0.8x	14.7x	10.2x	3.0%*
TCL Corporation	SZSE:000100	0.79	2,317.9	2,857.7	0.5x	0.4x	48.1x	32.2x	15.3%
Hisense Electric Co., Ltd.	SHSE:600060	3.91	2,257.9	2,230.4	0.9x	0.7x	37.5x	29.5x	17.8%
Sichuan Changhong Electric Co. Ltd.	SHSE:600839	1.01	1,909.5	3,344.9	0.8x	0.7x	NM	NM	16.6%
China Greatwall Computer Shenzhen Co Ltd.	SZSE:000066	2.56	1,409.8	1,584.2	NA	NA	NA	NA	4.6%
TPV Technology Ltd.	SEHK:903	0.66	1,399.9	1,100.9	0.1x	0.1x	10.9x	10.3x	4.6%
Konka Group Co. Ltd.	SZSE:000016	1.05	1,021.7	1,316.2	NA	NA	NA	NA	18.4%
Qisda Corporation	TSEC:2352	0.52	993.3	2,082.6	0.5x	0.4x	NM	9.6x	7.6%
Global Consumer Electronics Manufacturer
Samsung Electronics Co. Ltd.	KOSE:A005930	$664.39	$85,165.9	$92,907.5	1.2x	1.1x	10.2x	7.4x	26.0%
Sony Corporation	TSE:6758	33.67	33,791.2	38,933.9	0.5x	0.5x	NM	29.6x	23.4%
Panasonic Corporation	TSE:6752	15.80	32,720.0	33,422.1	0.4x	0.4x	NM	NM	29.0%
Toshiba Corp.	TSE:6502	5.14	21,766.0	38,716.9	0.6x	0.5x	NM	31.3x	23.9%
LG Electronics Inc.	KOSE:A066570	94.91	13,656.4	25,105.4	1.0x	0.9x	7.6x	7.3x	24.6%
Sharp Corporation	TSE:6753	12.08	13,296.2	18,378.7	0.6x	0.6x	NM	26.2x	19.8%
SANYO Electric Co., Ltd.	TSE:6764	1.63	10,002.0	14,658.1	0.8x	0.7x	NM	33.3x	24.7%
Electronic Retailers
Best Buy Co. Inc.	NYSE:BBY	$36.76	$15,366.9	$17,185.9	0.4x	0.3x	12.3x	11.0x	24.1%
Suning Appliance Company Limited	SZSE:002024	2.63	12,286.1	11,755.4	1.4x	1.1x	30.2x	23.8x	17.1%
GOME Electrical Appliances Holding Ltd.	SEHK:493	0.34	5,156.0	5,325.2	0.8x	0.8x	25.4x	18.3x	9.8%

Source: CapitalIQ, Thomson and SEC filings

*GP Margin for Skyworth Digital is based on FY ending June 2008

The board of directors made several assumptions in estimating the market value of Honesty Group that were used solely for the purpose of management’s determining a value of Honesty Group. As a basis used in the valuation, Honesty Group’s net income was based on audited financial statements for the year ended December 31, 2009. The SPAC used a 50%-50% weight on equity value calculated based on 2009 average of Price/Earnings ratio and Enterprise Value/Revenue ratio of the comparable companies and the results of such calculations were discounted by 10% due to the illiquidity of Honesty Group’s securities at the time of business combination.

The SPAC used the median of the following ratios and applied the ratio to Honesty Group in order to determine its enterprise value: Enterprise Value/Revenue and Enterprise Value/Net Income. For Enterprise Value/Revenue, the median of the ratio was the same as the average of the ratio. For Enterprise Value/Net Income, the median of the ratio was less than the average and the results of such calculations were discounted by 10% due to the illiquidity of Honesty Group’s securities. The average and median of each of the ratios for the year 2009 (which were calculated using estimated financial results for the year 2009 based on Consensus Earnings Estimates from Thomson One Analytics on February 1, 2010 and the respective closing prices of their common equity as of February 1, 2010 are as follows:

2009
Ratio	Median	Average
Enterprise Value / Revenue	$0.8x	$0.7x
Price / Net Income	$14.7x	$21.9x

Honesty Group’s revenues for the year ended December 31, 2009 was $67,874,304, and its net income was $7,159,073. Therefore, based on the median ratios specified above, the average enterprise value was determined to be $89,068,876 as further detailed in the following table:

	Calculated Value	10% Discount	Equity Value
Weighted Equity Valuation	$98,965,418	$9,896,542	$89,068,876

SPAC’s board believes that the management is qualified to make this analysis and concluded that the business combination with Honesty Group met the 80% asset test requirement without recourse to a fairness opinion from an independent source, because of the financial skills and background of its management.

Conclusion of the Board of Directors

After careful consideration, the SPAC board of directors determined unanimously that the Acquisition is fair to and in the best interests of SPAC and its shareholders.

The SPAC’s Board considered a wide variety of factors in connection with its evaluation of the transaction, In light of the complexity of those factors, the SPAC’s Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the SPAC’s Board may have given different weight to different factors. The SPAC’s Board considered various industry and financial data, Guanke’s operation information and financial data supplied by Honesty Group’s management, certain forward looking assumptions and projections of the industry, market and Guanke’s business, the nature of the consideration paid, and certain valuation metrics were complied in order to determine that the consideration to be paid in the Business Combination with Honesty Group and the related transactions is fair, from a financial perspective, to the SPAC and in the best interests of the SPAC and its stockholders.

The SPAC board of directors has approved and declared advisable the Acquisition, and unanimously recommends that you vote or give instructions to vote “FOR” the proposal to adopt the Acquisition proposal and other proposals.

The foregoing discussion of the information and factors considered by the SPAC board of directors is not meant to be exhaustive, but includes the material information and factors considered by the SPAC board of directors.

Ownership of SPAC Following the Acquisition

As of January 31, 2010, we had 5,299,125 SPAC Shares outstanding, of which our public shareholders collectively own approximately 80%. Under the terms of the Share Exchange Agreement, we will acquire all of the issued and outstanding shares of, and any other equity interests in, Honesty Group for a consideration consisting of (i) 8,500,000 newly issued SPAC Shares delivered at closing, and (ii) 5,800,000 newly issued SPAC Shares to be held in an escrow account by an affiliate of Honesty Group’s Hong Kong counsel and delivered to the former shareholders of Honesty Group if the Combined Company meets certain net income targets contained in the Share Exchange Agreement. The 5,800,000 escrowed SPAC Shares will be released in 2011 and 2012 as follows: 5,000,000 SPAC Shares will be released from escrow if the Combined Company reports net income from existing operations, excluding costs associated with the transactions contemplated by the Share Exchange Agreement, of US $15 million for the fiscal year ended December 31, 2010, excluding costs associated with the transactions contemplated by the Share Exchange Agreement (“First Earn-Out Milestone”), and 800,000 SPAC Shares released from escrow if the Combined Company reports net income from existing operations, excluding costs associated with the transactions contemplated by the Share Exchange Agreement, of US $20 million for the fiscal year ended December 31, 2011 (“Second Earn-Out Milestone”). In the event the First Earn-Out Milestone is not met but the Second Earn-Out Milestone is met, all 5,800,000 escrowed SPAC Shares will be released. If neither earn-out milestone is met, then the 5,800,000 escrowed SPAC Shares will be delivered to the Combined Company for cancellation and returned to the status of authorized but unissued SPAC Shares.

Assuming the satisfaction of all of the performance criteria, there are an aggregate of up to 14,300,000 SPAC Shares that may be issued upon the consummation of the Acquisition and within two years thereafter to the Honesty Group shareholders.

Subsidiary Status of Honesty Group after the Acquisition

After completion of the Acquisition, Honesty Group will be our wholly owned direct subsidiary.

Foreign Exchange Considerations

Following the Acquisition, substantially all revenues and income will likely be received in Renminbi (RMB), the main currency used in the PRC. Thus, the dollar equivalent of our net assets and distributions, if any, would be adversely affected by reductions in the value of RMB. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of this currency against the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Renminbi into U.S. dollars for other business purposes and the U.S. dollar appreciates against this currency, the U.S. dollar equivalent of the Renminbi we convert would be reduced.

In the PRC, the State Administration for Foreign Exchange (“SAFE”) regulates the conversion of the Renminbi into foreign currencies and foreign currencies into Renminbi. The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations (1996), the Administration Regulations on the Settlement, Sale and Payment of Foreign Exchange (1996) and other various regulations and rules issued by SAFE. Under these rules and regulations, significant restrictions on foreign exchange still remain, including, among other things, the restriction that foreign invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents. In addition, income arising out of “current account transactions”, such as dividends distribution, interest payments, trade and service-related foreign exchange transactions, may be converted into foreign currencies at the authorized banks in China; while income arising out of “capital account transactions”, such as direct investment, foreign loans and repayment of the foreign loans, shall not be converted into foreign currencies unless the prior approval of SAFE is obtained. Any current and future restrictions on currency exchanges may limit our ability to use future cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC.

Dividends

Following the Acquisition, Honesty Group will be our wholly-owned subsidiary. We will rely on dividends and other distributions from Honesty Group, if any, to the Company to provide us with cash flow and to meet our other obligations. Current regulations in China would permit SGOCO or any other PRC operating subsidiaries to pay dividends only out of accumulated distributable profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, any PRC operating subsidiary will be required to set aside at least 10% (until the aggregate amount equal to half of its registered capital) of its accumulated profits each year. Such cash reserve may not be distributed as cash dividends. If any operating subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict their respective ability to pay dividends or make other payments.

Appraisal or Dissenters Rights

Other than the redemption rights outlined above, no appraisal or dissenters rights are available under the Cayman Islands law for our shareholders in connection with the Acquisition Proposal.

Anticipated Accounting Treatment

The Acquisition will result in the current shareholders of Honesty Group obtaining a majority of the voting interests in the SPAC. Generally accepted accounting principles require that Honesty Group, whose shareholders retain the majority voting interest in the combined business, be treated as the acquirer for accounting purposes. Since the SPAC does not have any assets with operating substance except cash and short-term investments, the transaction has been accounted for as reorganization and recapitalization of Honesty Group. The share purchase transaction utilizes the capital structure of the SPAC and the assets and liabilities of Honesty Group are recorded at historical cost. Although Honesty Group will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the SPAC as the surviving corporation will not change.

Regulatory Approvals

The SPAC and Honesty Group do not expect that the Acquisition will be subject to any state or federal regulatory requirements in the U.S. other than filings under applicable securities laws. We do not believe that, in connection with the completion of the Acquisition, any consent, approval, authorization or permit of, or filing with or notification to, any merger control authority or other government authority will be required in the PRC.

Consequences if Acquisition Proposal Is Not Approved

If the SPAC’s shareholders fail to approve the Acquisition Proposal, if the holders of the Public Warrants fails to approve the Warrant Amendment Proposal and if the other conditions to the closing of the Share Exchange Agreement, including, without limitation, the availability of at least $17.1 million from the Trust Account and other assets of the SPAC, the SPAC will not acquire Honesty Group. Under the SPAC Charter, we will be liquidated if we do not consummate a business combination by March 12, 2010.

Required Vote

The approval of the Acquisition Proposal requires the affirmative vote of a majority of our outstanding SPAC Shares acquired in our IPO or in the open market. Notwithstanding the foregoing, if the public shareholders holding 30% or more of the SPAC Shares vote against the Acquisition Proposal and demand that we redeem their shares into cash, the Acquisition will not be consummated.

As a condition to the Acquisition, among others contained in the Share Exchange Agreement, the Warrant Amendment Proposal must be approved by holders of a majority of outstanding warrants.

THE SHARE EXCHANGE AGREEMENT

The following summary of the material provisions of the Share Exchange Agreement, as amended, is qualified by reference to the complete text of the Share Exchange Agreement, a copy of which is attached as Annex A to this proxy statement. All shareholders are encouraged to read carefully this proxy statement, including the Share Exchange Agreement, in its entirety for a more complete understanding of the Acquisition.

The Share Exchange Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us, Honesty Group or the Target. You can find more information about us elsewhere in this proxy statement and in our other public filings with the SEC, which are available without charge at www.sec.gov.

The representations and warranties of the parties in the Share Exchange Agreement are subject to modification, qualification and limitation by the disclosure schedules to the Share Exchange Agreement. You should not rely on the representations and warranties as characterizations of the actual state of facts with respect to any mater since information set forth on the disclosure schedules, which are not included in Annex A or filed with the SEC, may contain material qualifications or exceptions thereto.

General

We entered into the Share Exchange Agreement with the holders of all outstanding shares of Honesty Group (the “Honesty Group Shareholders”) on February 12, 2010. Under the terms of the Share Exchange Agreement, we will acquire 100% of the outstanding shares and other equity interests of Honesty Group from the Honesty Group Shareholders, and Honesty Group will become our wholly owned direct subsidiary. The subsidiaries of Honesty Group, including Guanke, will become our wholly owned indirect subsidiaries. At the time of the Acquisition, we will change our name to SGOCO Technology Ltd. In various places in this section, we are referred to, following the consummation of the Acquisition, as the “Combined Company”.

Consummation of the Acquisition

The consummation of the Acquisition will take place when all conditions to the obligations of each party to the Share Exchange Agreement, more fully described below, have been satisfied or waived. We believe that all such conditions will have been satisfied or waived upon receiving shareholder approval of the Acquisition Proposal and the consents of warrant holders necessary to approve the Warrant Amendment, and therefore, we expect that the closing of the transactions contemplated by the Share Exchange Agreement will take place shortly thereafter.

Purchase Price

Under the terms of the Share Exchange Agreement, we will acquire all of the issued and outstanding share capital and other equity interests of Honesty Group for consideration consisting of (i) 8,500,000 of our ordinary shares to be issued to the Honesty Group Shareholders at the closing, and (ii) up to 5,800,000 of our ordinary shares to be issued in escrow at the closing. The Honesty Group Shareholders will be entitled to receive 5,000,000 of the shares issued in escrow if the net income from existing operations, excluding costs associated with the transactions contemplated by the Share Exchange Agreement, of the Combined Company is at least $15 million for the year ended December 31, 2010. The Honesty Group Shareholders will be entitled to receive the remaining 800,000 shares issued in escrow (and all 5,800,000 shares issued in escrow if the first 5,000,000 were not received) if the net income from existing operations of the Combined Company is at least $20 million for the year ended December 31, 2011.

Representations and Warranties

We and the Honesty Group Shareholders each made a number of representations and warranties in the Share Exchange Agreement regarding aspects of our and Honesty Group’s respective businesses, financial condition, structure and other facts pertinent to the Acquisition. The Honesty Group Shareholders also made certain representations regarding themselves and their shares in Honesty Group.

The representations and warranties contained in the Share Exchange Agreement by us and the Honesty Group Shareholders were made to and solely for the benefit of each other of such parties, and may not be relied upon by any other person. The assertions embodied in the representations and warranties contained in the Share Exchange Agreement are qualified by information in the disclosure schedules to the Share Exchange Agreement. The disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Share Exchange Agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject in important part to the underlying disclosure schedules. The disclosure schedules contain nonpublic information. Information concerning the subject matter of the representations and warranties may have changed since the date of the Share Exchange Agreement, and subsequent information may or may not be fully reflected in our public disclosures.

The Honesty Group Shareholders jointly and severally made representations and warranties, including representation and warranties relating to Honesty Group’s:

•	capital structure;
•	organization and qualification to conduct business;
•	no conflict; consents and approvals required to complete the Acquisition;
•	financial statements; undisclosed liabilities and books and records;
•	absence of certain changes since December 31, 2009;
•	business licenses, permits, and other authorizations to do business, to conduct business;
•	real property; certain personal property; intellectual property rights; title to and condition of assets;
•	contracts, obligations and commitments;
•	taxes, tax returns and audits;
•	benefit plans; labor matters;
•	no illegal or improper transactions; related party transactions;
•	compliance with law and litigation; Sarbanes-Oxley Act;
•	insurance;
•	environmental matters; and
•	brokers and finders in connection with the Acquisition.

In addition, the Honesty Group Shareholders severally made representations and warranties, including representation and warranties relating to each such Honesty Group Shareholder’s:

•	share ownership and absence of liens;
•	organization, standing and authority to undertake the transactions contemplated by the Acquisition;
•	no conflict; consents and approvals required to complete the Acquisition;
•	qualifications for acquisition of our shares; and
•	no illegal or improper transactions regarding Honesty Group.

The representations and warranties made by us in the Share Exchange Agreement include and relate to our:

•	capital structure and absence of subsidiaries; valid issuance of our shares in connection with the Acquisition;
•	organization and qualification to conduct business;
•	authority and corporate action; no conflict; consents and approvals required to complete the Acquisition;

•	SEC documents; financial statements; undisclosed liabilities; books and records and internal accounting controls;
•	quotation on the over-the-counter bulletin board;
•	Trust Account;
•	absence of certain changes since December 31, 2009;
•	contracts, obligations and commitments;
•	taxes, tax returns and audits;
•	no illegal or improper transactions; related party transactions; and money laundering law compliance;
•	compliance with law and litigation; Sarbanes-Oxley Act; and
•	brokers and finders in connection with the Acquisition.

Conduct of Business Prior to the Acquisition

We and the Honesty Group Shareholders agreed that unless otherwise set forth in the Share Exchange Agreement, until the closing of the Acquisition or unless we agree otherwise, the Honesty Group Shareholders will cause each of Honesty Group and each of its subsidiaries to:

•	conduct its business in the ordinary course;
•	preserve intact its present business organization;
•	keep available the services of its senior management;
•	preserve its relationships with persons with which it has significant business relationships;
•	provide us with access to its books and records for purposes of consummating the Acquisition and preparing the Proxy Statement, subject to confidentiality and legal limitations;
•	make SEC filings;
•	pay taxes; and
•	not take the following actions, subject to certain exceptions set forth in the Share Exchange Agreement:
•	amend its governing instruments;
•	change accounting methods or principles;
•	declare dividends, recapitalize or repurchase its stock;
•	enter into material contracts;
•	issue shares or other securities;
•	transfer or license intellectual property;
•	dispose of or encumber its assets;
•	borrow money, guarantee debt of others or issue debt securities, in each case in excess of$2,000,000; or
•	amend employee benefits or compensation arrangements.

The Honesty Group Shareholders also made agreements with respect to:

•	taking actions within their control to satisfy our closing conditions;
•	providing information for the Proxy Statement;
•	obtaining necessary consents and approvals; and

•	notifying us if there is a material adverse effect with respect to Honesty Group.

We and the Honesty Group Shareholders agreed that unless otherwise set forth in the Share Exchange Agreement, until the closing of the Acquisition or unless we agree otherwise, that we will:

•	conduct our business in the ordinary course;
•	preserve intact our present business organization;
•	keep available the services of our senior management and employees;
•	provide Honesty Group with access to our books and records for purposes of consummating the Acquisition and preparing the Proxy Statement, subject to confidentiality and legal limitations;
•	pay taxes; and
•	not take the following actions, subject to certain exceptions set forth in the Share Exchange Agreement:
•	amend our governing instruments;
•	declare dividends or recapitalize;
•	repurchase our shares to the extent that doing so would, if the maximum number of our shares were required to be redeemed pursuant to our governing instruments, reduce the amount in the Trust Account after the closing to less than US $17,100,000;
•	enter into material contracts;
•	issue shares or other securities;
•	dispose of or encumber our assets;
•	borrow money, guarantee debt of others or issue debt securities;
•	acquire another business; or
•	initiate, compromise or settle any litigation or arbitration proceedings.

We also made agreements with respect to:

•	taking actions within our control to satisfy the Honesty Group Shareholders’ closing conditions;
•	obtaining necessary consents and approvals; and
•	notifying the Honesty Group Shareholders if there is a material adverse effect with respect to us.

No Solicitation

The Honesty Group Shareholders agreed that, until the earlier of the closing of the Acquisition and the termination of the Share Exchange Agreement, they will not, and will not authorize or permit any of their advisors or representatives to:

•	take, directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any person other than us relating to the acquisition of any capital stock or other voting securities of Honesty Group or any of its subsidiaries or any assets of Honesty Group or any of its Subsidiaries other than sales of assets in the ordinary course of business whether such acquisition is structured as a merger, consolidation, share exchange or other business combination (an “Acquisition Proposal”);
•	reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Acquisition Proposal;
•	participate in discussions or negotiations with or to furnish or cause to be furnished any material non-public information with respect to the Honesty Group Shareholders, Honesty Group or its subsidiaries or afford access to the assets and properties or books and records of Honesty Group or its subsidiaries to any person, except as provided in the Share Exchange Agreement, who any of the Shareholders or any such Person acting for or on their behalf knows or has reason to believe is in the process of considering any Acquisition Proposal relating to Honesty Group or any of its Subsidiaries;
•	participate in any discussions or negotiations regarding, furnish any material non-public information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing, or
•	take any other action that is inconsistent with the Acquisition and that has the effect of avoiding the closing of the Acquisition.

We agreed that, until the earlier of closing of the Acquisition and the termination of the Share Exchange Agreement or unless otherwise agreed by the Honesty Group Shareholders, we will not, and will not authorize or permit any of our advisors or representatives to:

•	take, directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any person relating to the acquisition by us of that person (regardless of the structure of any such acquisition) or any affiliate of that person; or
•	take any other action that is inconsistent with the Acquisition and that has the effect of avoiding the closing of the Acquisition.

The Honesty Group Shareholders and we have each agreed to cease activities in connection with prohibited actions as described above and to notify the other party if an inquiry or proposal is received relating to any transaction described above (including the significant terms of any such proposal).

Meeting of Shareholders and Proxy Statement

We agreed to cause a meeting of our shareholders to be duly called and held for the purpose of voting on the approval of the Share Exchange Agreement, the Acquisition and related matters and to solicit the consent of the holders of our warrants to approve the Warrant Amendment. We agreed to cause our board of directors to recommend that our shareholders and warrant holders vote in favor of or consent to such matters. In connection with such meeting, we agreed to use commercially reasonable efforts to prepare and mail to our shareholders a proxy statement meeting the requirements of the Securities Exchange Act of 1934, as amended, and all other proxy materials for those meetings, and to use commercially reasonable efforts to obtain the necessary approvals by and consents of our shareholders and warrant holders.

As a condition to us filing and mailing the proxy statement, the Honesty Group Shareholders agreed to provide us the information reasonably required for the preparation of the proxy statement, which information will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such information not misleading. We made agreements that information that we provide for the proxy statement will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make such information not misleading. We agreed to provide to the Honesty Group Shareholders correspondence and information from the SEC with respect to the proxy statement.

Other Covenants

We agreed to use commercially reasonable efforts to obtain new investors prior to the closing of the Acquisition to (collectively, the “Recapitalization”):

•	cause sufficient of our outstanding shares to be held by investors who have agreed to vote such shares in favor of the proposals at the shareholders meeting;
•	cause sufficient of our outstanding shares to be held by investors to result in the amount in the Trust Account after the closing and any redemptions or repurchases of our shares being at least $17,100,000;
•	cause sufficient of our outstanding warrants to be held by investors who have agreed to consent to the Warrant Amendment to cause the Warrant Amendment to become effective.

We also agreed to use commercially reasonable efforts to cause the underwriters in our IPO to agree to reduce the $1,187,004 in deferred underwriting fees from our IPO to an amount between $100,000 and $595,000, depending on the amount in the Trust Account after the closing and any redemptions or repurchases of our shares.

The Honesty Group Shareholders agreed:

•	not to seek any recourse against the Trust Account; and
•	that our shares issued in the Acquisition will contain a restrictive legend and may be sold only in compliance with the legend and applicable securities laws.

The Honesty Group Shareholders acknowledged that the Acquisition must be consummated by March 12, 2010, unless such date is extended in accordance with our governing instruments. The Honesty Group Shareholders agreed not to dispose of the SPAC Shares received in the Acquisition for a period of six months after the closing of the Acquisition without obtaining the written consent of the board of directors of the Combined Company.

We and the Honesty Group Shareholders expressly agreed that the parties to the Share Exchange Agreement will be entitled to the remedy of specific performance.

Board of Directors of the Combined Company

We have agreed to increase the size of our board of directors to seven members at the time of the closing of the Acquisition. Two of the members of the board of directors of the Combined Company will be selected by our directors prior to the acquisition. The remaining members of the board of directors will be designated by Honesty Group; provided, a majority of the members must be independent and one of the members must have experience with United States generally accepted accounting principles.

Registration Rights Agreement

We agreed to enter into a registration rights agreement at the closing of the Acquisition pursuant to which we will agree to register for resale under applicable United States security laws our ordinary shares issued in the Acquisition in accordance with the terms of registration rights agreement.

Conditions to the Consummation of the Acquisition

The obligations of the Honesty Group Shareholders to consummate the transactions contemplated by the Share Exchange Agreement are subject to the satisfaction or waiver of the following conditions, among others:

•	our representations and warranties in the Share Exchange Agreement are then true and correct, except where the failure of such representations or warranties to be so true and correct has not had or is not reasonably expected to have a material adverse effect with respect to us;
•	we have performed and complied in all material respects with all covenants and agreements required by the Share Exchange Agreement to be performed or complied with by us on or prior to the closing of the Acquisition;
•	our obligations with respect to deferred underwriting fees owed to the underwriters in our initial public offering has been reduced to the amount required by the formula contained in the Share Exchange Agreement;
•	after giving effect to the redemptions permitted by our governing instruments resulting from the Acquisition and the actions taken at the shareholder meeting and any other repurchases of our shares, the amount of the Trust Account shall equal not less than US $17,100,000 plus the remaining amount of the deferred underwriting fees that we owe to our underwriters;
•	there is no litigation pending seeking to prevent the Acquisition, seeking damages as a result of the Acquisition or that may have a material adverse effect with respect to us as reasonably determined by Honesty Group;
•	no material adverse effect has occurred with respect to us since December 31, 2009;

•	the Warrant Amendment has been effected;
•	the Share Exchange Agreement, the Acquisition and the related transactions have been adopted and approved by holders of a majority of our outstanding shares, and the aggregate number of our outstanding shares held by our shareholders who have exercised or continue to have the right to exercise their redemption rights with respect to their shares of our stock in accordance with our governing instruments is less than thirty percent (30%) of our outstanding shares;
•	we have, prior to the Closing, delivered to the trustee of the Trust Account instructions to disburse the monies in the Trust Account on the closing of the Acquisition;
•	our directors and officers who are not continuing directors or officers of the Combined Company have resigned;
•	we have filed all reports and other documents required to be filed by us under the U.S. federal securities laws through the closing of the Acquisition;
•	we have maintained our status as a company whose ordinary shares and warrants are quoted on the over-the-counter bulletin board and no reason exists as to why such status will not continue immediately following the Acquisition;
•	all necessary governmental approvals have been obtained;
•	we have entered into the escrow agreement with respect to our shares to be delivered into escrow at the closing of the acquisition (see “Sponsor Agreement” below), entered into the registration rights agreement, adopted the equity compensation plan and entered into the sponsor agreement;
•	we have issued and delivered our ordinary shares issuable to the Honesty Group Shareholders and the escrow agent at the closing of the Acquisition;
•	we have complied with the terms of the Sponsor Agreement (see below);
•	no restriction on the Combined Company’s operation of its business after the closing of the Acquisition is in effect, and no governmental authority has initiated a proceeding seeking to impose such a restriction;
•	no formal or informal SEC investigation or proceeding has been initiated by the SEC against us or any of our officers or directors; and
•	we have delivered to the Honesty Group Shareholders customary closing certificates, good standing certificates and legal opinions of our counsel.

Our obligation to consummate the transactions contemplated by the Share Exchange Agreement is subject to the satisfaction or waiver of the following conditions, among others:

•	the Honesty Group Shareholders’ representations and warranties in the Share Exchange Agreement are then true and correct, except where the failure of such representations or warranties to be so true and correct has not had or is not reasonably expected to have a material adverse effect with respect to Honesty Group;
•	the Honesty Group Shareholders have performed and complied in all material respects with all covenants and agreements required by the Share Exchange Agreement to be performed or complied with by them on or prior to the closing of the Acquisition;
•	there is no litigation pending seeking to prevent the Acquisition, seeking damages as a result of the Acquisition or that may have a material adverse effect with respect to Honesty Group as reasonably determined by us;
•	no material adverse effect has occurred with respect to Honesty Group since December 31, 2009;
•	the Share Exchange Agreement, the Acquisition and the related transactions have been adopted and approved by holders of a majority of our outstanding shares, and the aggregate number of our outstanding shares held by our shareholders who have exercised or continue to have the right to exercise their redemption rights with respect to their shares of our stock in accordance with our governing instruments is less than thirty percent (30%) of our outstanding shares;
•	the Warrant Amendment has been approved by holders of at least a majority of the outstanding warrants and the consent of Broadband Capital Management, Inc. to the amendment is in full force and effect;
•	the option agreement granting Burnette Or the right to acquire the land use rights of Guanke, Guanwei and Guancheng at cost for two years shall be in full force and effect;
•	all necessary governmental approvals have been obtained;
•	the Honesty Group Shareholders have entered into the escrow agreement;
•	the Honesty Group Shareholders have taken all actions necessary to transfer to us their shares in Honesty Group;
•	no restriction on the Combined Company’s operation of its business after the closing of the Acquisition is in effect, and no governmental authority has initiated a proceeding seeking to impose such a restriction;
•	no formal or informal SEC investigation or proceeding has been initiated by the SEC against us or any of our officers or directors; and
•	the Honesty Group Shareholders have delivered to us customary closing certificates, good standing certificates and legal opinions of their counsel.

A “material adverse effect” with respect to us means an event, change or occurrence that, individually or in the aggregate with other events, changes or occurrences, has materially adversely affected, or would reasonably be expected to materially adversely affect: (a) our ability to consummate the Acquisition or related transactions, (b) the approval at the shareholders meeting of the Share Exchange Agreement, the Acquisition and the related transactions, (d) the effecting of the Warrant Amendment, or (d) the release, at the closing of the Acquisition, of the monies in the Trust Account. A “material adverse effect” with respect to Honesty Group means an event, change or occurrence that, individually or in the aggregate with other events, changes or occurrences, has or would reasonably be expected to have a near-term or long-term effect that could be materially adverse to the business, assets, liabilities, properties, prospects, customer or supplier relationships, condition (financial or otherwise), operations or results of operations of Honesty Group and its subsidiaries, taken as a whole, or would materially adversely effect the ability of the Honesty Group Shareholders or Honesty Group to consummate the Acquisition or any related transactions; provided, that the following events will not be considered in determining whether a material adverse effect has occurred with respect to Honesty Group:

•	general economic, political, financial market or exchange rate conditions or fluctuations;
•	changes in law or accounting requirements or principles;
•	general changes in the industry in which Honesty Group and its subsidiaries conduct business, except where the Honesty Group and its subsidiaries are adversely and disproportionately affected by such changes as compared to other participants in such industry;
•	the announcement of the Acquisition;
•	the consummation of the Acquisition or related transactions; and
•	natural disasters or acts of terrorism, sabotage, military action or war.

Termination of the Share Exchange Agreement

The Share Exchange Agreement may be terminated by giving written notice to the other parties at any time prior to the closing of the Acquisition as follows:

•	by mutual written consent of us and the majority shareholder of Honesty Group;
•	by either us or the majority shareholder of Honesty Group, if the closing of the Acquisition has not occurred by the later of: (i) March 12, 2010, (ii) such other date as our shareholders may agree to extend our corporate existence, or (iii) such other date that has been agreed by the parties;
•	by the majority shareholder of Honesty Group, if there has been a breach by us of any representation, warranty, covenant or agreement contained in the Share Exchange Agreement which has prevented the satisfaction of the conditions to the obligations of the Honesty Group Shareholders at the closing, subject to notice and an opportunity to cure;
•	by us, if there has been a breach by any Honesty Group Shareholder of any representation, warranty, covenant or agreement contained in the Share Exchange Agreement which has prevented the satisfaction of the conditions to our obligations at the closing, subject to notice and an opportunity to cure;
•	by the majority shareholder of Honesty Group, if our board of directors (or any committee thereof) fails to recommend or withdraws or modifies in a manner adverse to the Honesty Group Shareholders its approval or recommendation of the Share Exchange Agreement, the Acquisition and the related transactions; or
•	by either us or the majority shareholder of Honesty Group, if, at the shareholders meeting (including any adjournments thereof), the Share Exchange Agreement and the Acquisition is not approved by the affirmative vote of the holders of a majority of our outstanding shares in accordance with our governing instruments, or the holders of our outstanding shares exercise their redemption rights with respect to our outstanding shares in accordance with the our governing instruments with respect to thirty percent (30%) or more of our outstanding shares.

Upon the termination of the Share Exchange Agreement, no party will have any right against the other parties and each party will bear its own costs and expenses.

Amendment of the Share Exchange Agreement

The Share Exchange Agreement may not be amended or modified except by an instrument in writing signed by us and the majority shareholder of Honesty Group; provided, other Honesty Group Shareholders will not be bound by amendments that affect the shares they receive in the Acquisition or their interest in the Combined Company unless they have consented to such amendments.

Disclosure Schedule

The parties will each provide additional disclosures about their representations and warranties as well as modify, qualify and make exceptions to their representations in their disclosure in their disclosure schedules to the Share Exchange Agreement. A list of the disclosure schedules may be found in Annex A.

Other Agreements

In addition to the Sponsor Agreement described below, certain other agreements referred to in the Share Exchange Agreement are not filed with the SEC with the Form 6-K to which this proxy statement forms an exhibit. These include the forms of opinion of counsel, the escrow agreement for the SPAC Shares to be held in escrow pending the earn-out, and the registration rights agreement for the SPAC Shares delivered to the Honesty Group shareholders in connection with the Acquisition. These documents are not in definitive form as of the date of this proxy statement but they are expected to be consistent with the description of the transactions contained herein.

Sponsor Agreement

As a condition to the Share Exchange Agreement, the Sponsors have entered into an agreement (the “Sponsor Agreement”) pursuant to which the Sponsors have agreed to:

•	reduce their holdings of SPAC shares currently held by sponsors from 1,059,825 to 935,089 SPAC shares;
•	put 311,696 of their SPAC shares at risk subject to the earn-out under the Share Exchange Agreement on terms similar to those of the Honesty Group shareholders so that the Sponsors will surrender and forfeit the 353,280 SPAC shares unless the Combined Company has income from existing operations of at least US$15 million in 2011 (in which case the Sponsors will retain all of their SPAC Shares, or if that First Earn-Out Milestone is not met, the Combined Company has income from existing operations of at least $20 million in 2012; and
•	agree to vote their Sponsor Warrants in favor of the Warrant Amendment Proposal.

Capitalization of Combined Company

The following table summarizes ownership of the ordinary shares of the Combined Company upon consummation of the Acquisition under two scenarios, assuming: no (0%) redemption of the SPAC Shares held by public shareholders, and maximum (30%) redemption of the SPAC Shares permitted as a condition to the Consummation of the Acquisition.

0% Redemption of Public Shares

	Post-Acquisition
	Shares	%	Escrowed	Total	%
Honesty Group	8,500,000	63.6%	5,800,000	14,300,000	73.4%
SPAC Sponsors	623,393	4.7%	311,696	935,089	4.8%
Public Shareholders	4,239,300	31.7%	—	4,239,300	21.8%
Total	13,362,693		6,111,696	19,474,389

30% Redemption of Public SPAC Shares

	Post-Acquisition
	Shares	%	Escrowed	Total	%
Honesty Group	8,500,000	70.3%	5,800,000	14,300,000	78.6%
SPAC Sponsors	623,393	5.2%	311,696	935,089	5.1%
Public Shareholders	2,967,511	24.5%	—	2,967,511	16.3%
Total	12,090,904		6,111,696	18,202,600

SGOCO Technology Park Option Agreement

As a condition to the Share Exchange Agreement, Guanke, Guanwei and Guancheng have entered into an option agreement with Burnette Or pursuant to which Mr. Or, or an entity designated by him, has the option at any time prior to March 11, 2011, to purchase the land use rights and related buildings and improvements of the Target at cost. The option agreement may be extended for one year at the request of Mr. Or. The agreement also allows the Target to put the property to Mr. Or thereafter if he fails to exercise his option. Mr. Or’s exercise of the purchase option is conditioned on Mr. Or, or the designated company, agreeing with Guanke for a long-term (no less than 20 years) lease of the property at the prevailing market price. The purchase price includes both the costs and expenses incurred by the Target in acquiring the land use rights and the costs and expenses relating to the business of the structures affixed to the land.

Actions That May Be Taken to Secure Approval of the Acquisition Proposal

Based on their experience in the market and the course of recently completed business combinations by other similarly structured special acquisition companies, our officers and directors believe that there is a reasonable likelihood that the present holders of 30% or more of the public SPAC Shares may have the intention to vote against the Acquisition and seek conversion of their Public Shares into cash in accordance with the SPAC Charter. If such event were to occur, the Acquisition could not be completed.

To reduce the risk of the holders of too many SPAC Shares voting against the Acquisition Proposal and electing to have their SPAC Shares redeemed, the SPAC and the Sponsors or our directors and officers and their respective affiliates may negotiate arrangements to provide for the purchase of SPAC Shares from holders who indicate their intention to vote against the Acquisition and seek redemption. Entering into such arrangements (and agreeing to vote in favor of the Acquisition) provides the holder and the SPAC with greater certainty that the Acquisition will be consummated. A holder entering into this type of forward purchase agreement with the SPAC, the Sponsors or another purchaser identified by the SPAC will only receive his purchase price upon consummation of the Acquisition. If the Acquisition is not consummated, a holder would have to wait until the SPAC liquidates in connection with its dissolution to receive liquidation proceeds, which liquidation could take 60 days or more to complete.

The SPAC, the Sponsors or our directors and officers may approach a limited number of large institutional or sophisticated holders of SPAC Shares that have indicated an intention to vote against the Acquisition Proposal, and engage in direct negotiations for the purchase of such holders’ positions. Arrangements of such nature would only be entered into and effected in accordance with applicable law, including securities laws, at a time when the SPAC, the Sponsors or our directors and officers and/or their respective affiliates are not aware of any material nonpublic information regarding the SPAC, Honesty Group and their respective securities or pursuant to agreements between the buyer and seller of such shares in a form that would not violate insider trading rules.

Definitive arrangements have not yet been determined but may include: agreements between the SPAC, the Sponsors or our directors and officers and their respective affiliates on the one hand and the holders of Public Shares on the other hand pursuant to which the SPAC would agree to purchase Public Shares from such holders in connection with the closing of the Acquisition for the price specified in the arrangements. Under the terms of such an agreement, the holder would appoint an officer of the SPAC as his proxy with respect to the Acquisition and all other proposals in this proxy statement/prospectus. The SPAC, the Sponsors, our directors and officers and/or their respective affiliates have agreed to immediately notify Honesty Group of any such purchases so that the SPAC may file any required reports, including Current Report on Form 6-K, describing such purchase, including the price of such purchase and the fact that such shares will be voted in favor of the Acquisition.

As a result of the purchases that may be effected through such arrangements, it is likely that the number of shares of SPAC Stock in the Combined Company’s public float will be reduced and that the number of beneficial holders of the Combined Company’s securities also will be reduced. This may make it difficult to obtain the quotation, listing or trading of the Company’s securities on the Nasdaq Stock Exchange or any other national securities exchange after consummation of the Acquisition.

Purchases pursuant to such arrangements would be paid for with funds in our Trust Account and would diminish the funds available to the Combined Company to pay for the redemption of any Public Warrants and provide working capital for the operations of the Target. We must assure that there will be sufficient funds available to us from the Trust Account to pay the holders of all SPAC Shares that are properly redeemed.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ACQUISITION PROPOSAL.

SHAREHOLDER PROPOSAL 2: NAME CHANGE PROPOSAL

APPROVAL BY SPECIAL RESOLUTION TO CHANGE
THE CORPORATE NAME OF THE COMPANY
TO SGOCO TECHNOLOGY LTD
(THE “NAME CHANGE PROPOSAL”)

General

Our board of directors is requesting shareholder approval for the change of our corporate name to SGOCO Technology Ltd.

In the Share Exchange Agreement, we agreed to take all action necessary to cause a meeting of our shareholders to be held for the purpose of approving the Share Exchange Agreement and the transactions and other matters as contemplated or necessitated by the Share Exchange Agreement. The board of directors believes that the change of our corporate name to “SGOCO Technology Ltd.” upon the consummation of the Acquisition will better represent the operations of the Combined Company.

Vote Required to Approve the Name Change Proposal

Subject to the passing of the Acquisition Proposal, the approval by special resolution of the Name Change Proposal will require the affirmative vote of the holders of at least two-thirds of the SPAC Shares voted on the Name Change Proposal. Any SPAC Shares that are present in person or by proxy at the meeting but that are not voted in favor of the Name Change Proposal will be counted in determining whether or not a quorum is present at the meeting but will not be counted as shares that have been voted in favor of the Name Change Proposal.

In connection with the vote required for the Name Change Proposal, our initial shareholders, including our directors and executive officers, are not required to vote in the same manner as a majority of the SPAC Shares voted with respect to such proposal.

We will not present the Name Change Proposal unless our shareholders approve the Acquisition Proposal. If approved, the Name Change Proposal will be effectuated upon the consummation of the Acquisition and the filing of the appropriate documents with the Cayman Islands Registrar of Companies.

Approval of the Acquisition Proposal and consummation of the Acquisition are not conditioned upon the approval of the Name Change Proposal. However, if the Acquisition is consummated and our shareholders fail to approve the Name Change Proposal, the board of directors of the Combined Company may re-present such proposal to the shareholders for a vote at a future general meeting of shareholders following the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE NAME CHANGE PROPOSAL.

SHAREHOLDER PROPOSAL 3: ADJOURNMENT PROPOSAL

ADJOURNMENT OF THE MEETING, IF NECESSARY OR DESIRABLE, FOR THE PURPOSE OF SOLICITING ADDITIONAL PROXIES IN FAVOR OF THE FOREGOING PROPOSALS (THE “ADJOURNMENT PROPOSAL”)

Proposal

In the event there are not sufficient votes at the time of the meeting of shareholders to adopt the Acquisition Proposal or the Name Change Proposal, the board of directors may submit a proposal to adjourn the meeting to a later date, or dates, if necessary or desirable, to permit further solicitation of proxies.

Required Vote

The adoption of the Adjournment Proposal will require the affirmative vote of the holders of a majority of the SPAC Shares voted on this proposal at the meeting.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADJOURNMENT PROPOSAL.

WARRANTHOLDER PROPOSAL 1: THE WARRANT AMENDMENT PROPOSAL

Purpose of the Warrant Amendment Proposal

In connection with the proposed Share Exchange Agreement, the Company is proposing an amendment to the Warrant Agreement governing all of the outstanding warrants to purchase SPAC Shares, which we refer to as the Warrant Amendment Proposal, in order to amend the Warrant Agreement to provide that:

(i)	the exercise price per share of SPAC Shares which the warrant is exercisable is increased from $5.00 to $8.00,
(ii)	the term of each outstanding warrant is extended by one year to expire on the earlier of March 7, 2014 or the redemption of the warrant, and
(iii)	holders of the Public Warrants may redeem their Public Warrants for $0.50 at the time of the Acquisition.

If the Acquisition is consummated, any holder of public warrants who makes no election on the proxy card, or who fails to return a proxy card or otherwise vote at the special meeting, will receive cash in the amount of $0.50 upon surrender of the certificate for the public warrants and a properly completed transmittal letter within 20 business days after consummation of the Acquisition. The holders of the Sponsor Warrants are entitled to vote and consent with respect to the Warrant Amendment Proposal as a class with the holders of the Public Warrants. The holders of the Sponsor Warrants have agreed, in the Sponsors Agreement described above, to consent to and vote their warrants in favor of the Warrant Amendment Proposal. Broadband Capital Management, Inc., as holder of an option to acquire 280,000 units, each consisting of one SPAC Share and one warrant, is also required to consent to the Amendment to the Warrant Agreement in the form of Annex B to this proxy statement.

The terms of the Public Warrants, as amended, and the Sponsor Warrants, as amended, will be the same as the existing terms of the Public Warrants and Sponsor Warrants, except that the warrants:

•	will have an exercise price of $8.00;
•	will expire on March 7, 2014, unless earlier redeemed.

Pursuant to Section 9.8 of the Warrant Agreement, the SPAC and its warrant agent may amend any provision of the warrant agreement with the consent of the holders of a majority of the warrants then outstanding and the written consent of Broadband Capital Management, Inc. The approval of the Warrant Amendment Proposal is a condition to the consummation of the Acquisition. If the warrantholders approve the Warrant Amendment Proposal, and the Acquisition is consummated, then the Warrant Agreement will be amended and the holders of Public Warrants who so elect, or who either (i) fail to make any election as to whether to hold their warrants, as amended, or receive cash, or (ii) fail to take any action with respect to the special meeting, will receive cash in the amount of $0.50 upon surrender of the certificates representing their warrants and a properly completed transmittal letter within 20 business days after consummation of the Acquisition. Holders should not send in their certificates now.

We believe the amendment of our warrants as provided in the Warrant Amendment Proposal and the Amendment to Warrant Agreement set forth as Annex B to this proxy statement, and the ability of the holders of the Public Warrants to receive cash for their warrants upon consummation of the Acquisition, will provide benefits to us and our remaining warrantholders, including the following:

•	we believe that the increase in the per share exercise or strike price for the warrants is a reasonable condition to the consummation of the Acquisition because it will decrease the potential dilution of the warrants and increase attractiveness to future investors; and
•	we believe that the one year extension of the exercise period of the remaining warrants permits the holders a longer period of time to determine whether to exercise their warrants.

In the event the Warrant Amendment Proposal is not approved, the Acquisition will not be consummated. If the Acquisition is not consummated, we will be required to liquidate and dissolve the SPAC and all outstanding warrants will become worthless.

Source of Funds for Redemption of Warrants

If the Warrant Amendment Proposal is adopted and the Acquisition is consummated, holders of any and all of the Public Warrants could redeem their Public Warrants for $0.50 each. If all of the holders of the 4,239,300 Public Warrants redeem their warrants, the Combined Company would need $2,119,650 to pay for the redemption. Amounts disbursed from the Trust Account would be used to fund the redemption.

Warrant Consent and Election Procedures

If the Warrant Amendment Proposal is adopted and the Acquisition is consummated, a holder of Public Warrants may redeem those Public Warrants for cash at $0.50 each. You may also elect to continue to hold the Public Warrants as amended to increase the exercise price to $8.00 per SPAC Share and to extend the exercise period to the earlier of March 7, 2014, or the redemption of the warrant as provided in the Warrant Agreement. This election to continue to hold Public Warrants must be made on the proxy card at the same time that the warrantholder votes with respect to the Warrant Amendment Proposal. If you exercise your redemption rights, then you will be exchanging the Public Warrants you hold for cash and will no longer own these Public Warrants. If you intend to redeem your Public Warrants, you should contact your broker or custodian to request a warrant certificate as soon as possible.

If the Acquisition is consummated, any holder of public warrants who makes no election on the proxy card, or who fails to return a proxy card or otherwise vote at the special meeting, will receive cash in the amount of $0.50 upon surrender of the certificate for the public warrants and a properly completed transmittal letter within 20 business days after consummation of the Acquisition. If the Acquisition is not completed, then the Public Warrants will not be redeemed into cash.

The closing of the Acquisition is subject to a number of conditions and may not be completed even if the Warrant Amendment Proposal is adopted. Do not send your warrant certificate(s) with your proxy. You will only be entitled to receive cash for your Public Warrants if you continue to hold them through the closing date of the Acquisition and tender your warrant certificate(s) and a properly completed letter of transmittal to us within 20 business days after consummation of the Acquisition.

Recommendation and Required Vote

Approval of the Warrant Amendment Proposal requires the affirmative vote of a majority of the warrants voted in person or by proxy at the special meeting and entitled to vote thereon. Approval of the Warrant Amendment Proposal is a condition to the closing of the Acquisition.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT WARRANTHOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

WARRANTHOLDER PROPOSAL 2: THE WARRANTHOLDER ADJOURNMENT PROPOSAL

The Warrantholder Adjournment Proposal, if adopted, will allow our board of directors to adjourn the special meeting of warrantholders to a later date or dates to permit further solicitation of proxies and written consents in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Warrant Amendment Proposal. The Warrantholder Adjournment Proposal will only be presented at the special meeting in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the Warrant Amendment Proposal.

Consequences if the Warrantholder Adjournment Proposal is Not Approved

If the Warrantholder Adjournment Proposal is not approved by the warrantholders, our board of directors may not be able to adjourn the special meeting to a later date in the event there are not sufficient votes at the time of the special meeting to approve the Warrant Amendment Proposal. In such event, the Acquisition will not be consummated and we would be required to liquidate and dissolve and the warrants would expire worthless.

Required Vote

Adoption of the Warrantholder Adjournment Proposal requires the affirmative vote of a majority of the warrants voted in person or by proxy at the special meeting and entitled to vote thereon. Adoption of the Warrantholder Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT WARRANTHOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANTHOLDER ADJOURNMENT PROPOSAL.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of the material U.S. federal income tax consequences (i) of the Acquisition to the SPAC and the current holders of the SPAC’s ordinary shares and warrants, sometimes referred to collectively as “securities,” (ii) of the Warrant Amendment Proposal to the holders of the Public Warrants and (iii) of owning and disposing of the securities after the Acquisition. Because the components of a unit are separable at the option of the holder, the holder of a unit should be treated, for U.S. federal income tax purposes, as the owner of the underlying ordinary share and warrant components of the unit. As a result, the discussion below of the U.S. federal income tax consequences with respect to actual holders of ordinary shares and warrants should also apply to the holder of a unit (as the deemed owner of the underlying ordinary share and warrant components of the unit). For purposes of this discussion, references to “our,” “us” or “we” refer only to the SPAC.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our securities that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a beneficial owner of our securities is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The U.S. federal income tax consequences applicable specifically to Non-U.S. Holders is described below under the heading “Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants.”

This summary is based on the Internal Revenue Code of 1986, as amended, or the “Code,” its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to the SPAC or to any particular holder of our securities based on such holder’s individual circumstances. In particular, this discussion considers only holders that own our securities as capital assets within the meaning of Section 1221 of the Code. This discussion also does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;
•	broker-dealers;
•	taxpayers who have elected mark-to-market accounting;
•	tax-exempt entities;
•	governments or agencies or instrumentalities thereof;
•	insurance companies;
•	regulated investment companies;

•	real estate investment trusts;
•	certain expatriates or former long-term residents of the United States;
•	persons that actually or constructively own 5% or more of our voting shares;
•	persons that acquired our securities pursuant to the exercise of employee stock options, in connection with employee stock incentive plans or otherwise as compensation;
•	persons that hold our securities as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or
•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our securities, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our securities and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such securities will be in U.S. dollars.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO THE SPAC OR TO ANY PARTICULAR HOLDER OF OUR SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF OUR SECURITIES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, THE WARRANT AMENDMENT PROPOSAL, AND THE OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Tax Consequences of the Acquisition

Neither the SPAC nor any current holder of our securities (other than those holders who elect to have their securities redeemed) should recognize any gain or loss as a result of the Acquisition for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders of Ordinary Shares and Warrants

Taxation of Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company, or “PFIC,” rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such shares will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Such distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its ordinary shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such ordinary shares.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Ordinary Shares and Warrants” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, or the “U.S.-PRC Tax Treaty,” (2) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. It is not entirely clear, however, whether a U.S. Holder’s holding period for our ordinary shares would be suspended for purposes of clause (3) above for the period that such holder had a right to have such ordinary shares redeemed by us. Under published IRS authority, shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Stock Market but do not include the OTC Bulletin Board. Although we intend to file an application for listing on the Nasdaq Stock Market, prior to any such listing, or if we are unable to obtain such a listing, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board, in which case any dividends paid on our ordinary shares would not qualify for the lower rate unless we are deemed to be a Chinese “resident enterprise” under the EIT Law and are eligible for the benefits of the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our ordinary shares.

If PRC taxes apply to dividends paid to a U.S. Holder on our ordinary shares, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares and Warrants

Upon a sale or other taxable disposition of our ordinary shares or warrants (which, in general, would include a redemption of our ordinary shares pursuant to the exercise by a U.S. Holder of its redemption rights or a redemption of our warrants), and subject to the PFIC rules discussed below, a U.S. Holder should recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the ordinary shares acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2011 (and 20% thereafter). Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares or warrants exceeds one year. The deductibility of capital losses is subject to various limitations.

If PRC taxes apply to any gain from the disposition of our ordinary shares or warrants by a U.S. Holder, such taxes may be treated as foreign taxes eligible for credit against such holder’s U.S. federal income tax liability (subject to certain limitations), and a U.S. Holder may be entitled to certain benefits under the U.S. PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the creditability of any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant for cash. Ordinary shares acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such ordinary shares generally would begin on the day after the date of exercise of the warrant. The terms of a warrant provide for an adjustment to the number of shares of ordinary shares for which the warrant may be exercised or to the exercise price of the warrant, in certain events. Such adjustment may, under certain circumstances, result in a constructive distribution that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the ordinary shares. See “— Taxation of Distributions Paid on Ordinary Shares,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Taxation of the Warrant Amendment Proposal

Although the matter is not free from doubt, the changes to the terms of our outstanding warrants contemplated by the Warrant Amendment Proposal generally should be treated for U.S. federal income tax purposes as a nontaxable event to U.S. Holders of our Public Warrants who do not demand redemption of their Public Warrants. If the changes to the terms of our outstanding warrants contemplated by the Warrant Amendment Proposal were taxable, subject to the discussion of the PFIC rules below, a U.S. Holder of our Public Warrants generally should recognize capital gain or loss equal to the difference between the fair market value of its warrant as amended and its tax basis in the original warrant. See “— Taxation on the Disposition of Ordinary Shares and Warrants,” above. U.S. Holders of Public Warrants are urged to consult with their own tax advisors regarding the impact of the Warrant Amendment Proposal.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets

Based on the composition of our assets to date (which have largely consisted of cash and other investment assets), as well as the composition of our income to date (which has largely consisted of interest), it is likely that we qualified as a PFIC with respect to our 2008 and 2009 taxable years. Our actual PFIC status for our 2010 taxable year or any subsequent taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC and a U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) ordinary shares, or a mark-to-market election, as described below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares or warrants (including a redemption of its ordinary shares or warrants); and
•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares or warrants;
•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year of the U.S. Holder.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired ordinary shares (or has previously made a QEF election with respect to our ordinary shares), the QEF election will apply to the newly acquired ordinary shares, but the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired ordinary shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the ordinary shares acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a stockholder-by-stockholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to our ordinary shares, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, U.S. Holders of a QEF are currently taxed on their pro rata shares of its earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to those U.S. Holders who made a QEF election. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that our company is a PFIC will generally apply for subsequent years to a U.S. Holder who held ordinary shares or warrants while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for any taxable year of us that ends within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election, as described above, and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) shares in us and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on the Nasdaq Stock Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to file an application for listing on the Nasdaq Stock Market, prior to any such listing, or if we are unable to obtain such a listing, it is anticipated that our ordinary shares will be quoted and traded only on the OTC Bulletin Board. If our ordinary shares were to be quoted and traded only on the OTC Bulletin Board, such shares may not currently qualify as marketable stock for purposes of the election. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower- tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares during any year in a PFIC, such holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is made).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares and warrants should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares and warrants under their particular circumstances.

Tax Consequences to Non-U.S. Holders of Ordinary Shares and Warrants

Dividends paid to a Non-U.S. Holder in respect to its ordinary shares generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our ordinary shares or warrants (generally including a redemption of our ordinary shares or warrants) unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a warrant, or the lapse of a warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “Tax Consequences to U.S. Holders of Ordinary Shares and Warrants — Exercise or Lapse of a Warrant,” above. Similarly, the U.S. federal income tax treatment of the Warrant Amendment Proposal to Non-U.S. Holders of the Public Warrants generally should correspond to the treatment of U.S. Holders of the Public Warrants as described under “Taxation of the Warrant Amendment Proposal,” above.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes should apply to distributions made on our ordinary shares within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our ordinary shares or warrants by a non-corporate U.S. Holder to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our ordinary shares to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who (a) fails to provide an accurate taxpayer identification number; (b) is notified by the IRS that backup withholding is required; or (c) in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

INFORMATION ABOUT HONESTY GROUP

Honesty Group Holdings Limited (“Honesty Group”) is a limited liability company registered in Hong Kong on September 13, 2005. Honesty Group’s shareholders are Sun Zone Investments Limited, which holds 8,000 ordinary shares or 80% of the outstanding shares, and Mr. Sze Kit Ting who holds 2,000 ordinary shares or 20% of the outstanding shares. Sun Zone Investments Limited is a British Virgin Islands corporation formed by Mr. Tin Man Or, current director of Honesty Group and father of Burnette Or, the Chairman of SGOCO, for the purpose of holding his stock in Honesty Group.

Honesty Group owns 100% of Guanke, Guanwei and Guancheng (or together “SGOCO” or the “Target”). Guanke, Guanwei and Guancheng are limited liability companies established in Jingjiang City, Fujian Province under the corporate laws of the People’s Republic of China (“PRC” or “China”). Guanke was formed on January 16, 2006 with a registered capital of $11,880,000. Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $2,259,970, respectively, had been invested by Honesty Group as of December 31, 2009. The remaining registered capital of $8,750,000 and $5,540,030 has to be fulfilled by end of 2010. Guanwei and Guancheng are development stage companies and have no operations as of December 31, 2009.

SGOCO is engaged in the design, manufacture and distribution of LCD consumer products including LCD PC monitors, LCD TV and application-specific products focused on providing high quality, branded electronics at affordable prices to the emerging Chinese consumer. Management’s vision is to offer high quality LCD products under brands that it controls such as “SGOCO” and “Edge 10”, and the “Buick” brand which it expects to license in the first quarter of 2010, at reasonable prices to consumers residing in China’s Tier 2, Tier 3 and Tier 4 cities. Management of SGOCO believes that end-users in its target markets are less brand-conscious and more price sensitive than consumers typically found in China’s Tier 1 cities. SGOCO currently sells its products via multiple channels including computer stores, distributors and specialty retailers, but is focused on developing a more vertically integrated Direct Store Delivery system, via a strategy referred to as SGOCO Clubs.

The legal address and telephone number of Honesty Group is in care of its legal registered office: Company Kit Secretarial Services Limited, Unit A 14/F Shun On Commercial Building, 112-114 Des Voeux Road Central, Hong Kong, telephone number 852 + 2501 0128. The address of the Target is SGOCO Technology Park, Loushan District, Jinjiang City, Fujian, China 362200 and its telephone number is 86-595-8200-5598.

Industry Overview

China’s Economy

Large, Fast Growing Chinese Economy.  China is the world’s most populous country, with a population of 1.3 billion as of the end of 2008 according to the Census Bureau of China. China’s gross domestic product, or GDP, grew from $1.8 trillion in 2003 to $4.3 trillion in 2008, representing a compound annual growth rate, or CAGR, of 19.0%. Despite the recessionary environment in the global economy, the Chinese economy’s pace of expansion reached double-digits (10.7% year-in-year) in the last quarter of 2009. According to ZenithOptimedia, China’s GDP is expected to reach $5.3 trillion in 2011, representing a CAGR of 13.4% from 2007 to 2011.

Demographics Fueling Consumption Growth.  The median age in China today is 33 years. Young adult age brackets of 22-28 years and women under 35 are reported to be the most optimistic about the future when surveyed and are likely to spend the most. Honesty Group believes that young adults spend more generally and put a high priority on electronics purchases. A recent survey of consumer spending intentions shows that Chinese economic growth is increasingly being driven by the interior regions of the country, supplanting the traditional growth during the last 30 years that has been concentrated in the export manufacturing zones of the southeastern coast. This new growth trend is reflected in high spending intentions indicated by people living in inland Tier 2 and Tier 3 cities where robust spending plans by young adults are focused on several priority categories including IT spending.

The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in smaller cities. The most recent plan is targeting rural area consumers through its rural subsidy scheme, which went into effect nationwide in February 2009. The Chinese government program to encourage consumer spending on technology in rural areas China reportedly provided joint (80/20) central and local government subsidies for 13% of the purchase price of designated home appliances (up to a capped price). According to the plan, the government will spend RMB 20 billion on rural home appliance subsidies in 2009, which translates to RMB 154 billion in sales value, or around 15% of China home appliance industry revenue in 2008. New demand is booming in rural areas, particularly in this first year of the subsidy plan. Growth should slow to a modest level in 2010-2012, the remaining three years of the subsidy plan. According to a rural home appliance consumer survey published by Sunning Appliance, one of the largest home appliance retail stores in China, TV is still the most popular home appliance in rural China with 43.6% of surveyed households intending to make a purchase.

Urbanization Trend.  China has witnessed a growing trend toward urbanization in the past decade. According to the China Statistical Yearbook, the urban population represented approximately 45% of the overall population in China as of December 31, 2007 compared to approximately 29% as of December 31, 1995. Furthermore, according to an article by Xinhau News, the official press agency of China, the urban population will represent approximately 50% of China’s total population by the end of 2010 and reach 60% of China’s total population by the end of 2020.

Increasing Consumption.  China has recently overtaken Germany to become the world’s third largest economy behind the U.S. and Japan but is ranked the fifth in terms of consumer spending. Private consumption in China currently accounts for 36% of total GDP, the lowest percentage of any major economy of the world. According to a forecast by McKinsey Global Institute, China could pursue policies that would boost consumption by 8 trillion to 15 trillion RMB by 2025, which would increase the consumption share of China’s economy by 6% to 11%. Consumption is expected to grow over 8% annually over the next 15 years and is expected to become the world’s third-largest consumer market by 2020 according to an estimate by McKinsey Global Institution. According to a January 2010 report released by Credit Suisse, China’s consumer market is expected to rise from US$1.72 trillion in 2009 to US$15.94 trillion in 2020, and the share of global consumption to rise from 5.2% in 2009 to 23.1% in 2020, overtaking the US as the largest consumer market in the world. The report also noted that LCD television is one of the top products that consumers are interested in acquiring.

Rising Middle Class.  With the rising of household income, urban migrations, educational gains, and continued labor market development, it is projected that China will have a mass population moving from working poor to the solid middle class over the next 20 years. In 2008, China’s middle class was estimated at 300 million people with per capita GNP reached $6,000 based on purchasing power parity. According to McKinsey Global Institute, the middle class population is estimated to grow to 612 million by 2025, making China the world’s largest middle class population.

Rising farm income and income of poorer urban households.  With the conversion of governmental policies from agricultural tax to government subsidy, the profitability of farming has improved significantly. Furthermore, the Chinese government has also introduced measures in recent years to grant farmers more well-defined property rights to their farmland. Under the new property rights, farmers can legally own and sell their land to others, allowing them to use their farmland for mortgage borrowing purposes. The availability of credit to farmers could help to boost productivity and thus, increase their income further among those in the lowest income groups in urban areas.

Global LCD Industry

In 2008, the global LCD industry was negatively impacted by the global economic crisis. On a yearly basis, global LCD monitor shipments recorded a 2.8 percent increase in 2008 to 167.0 million units, with most of the growth achieved in the first half of the year. With the adverse affect of IT budget cuts and decreased consumer discretionary spending, the global PC monitor demand weakened substantially in the second half of 2009. The poor demand for LCD products in the latter half of 2008 had driven down prices of LCD panels to below cash costs, at which levels LCD panel makers were forced to shut down capacities in order to minimize losses. Since then, demand has improved as distributors and retailers began to replenish stocks in view of the low inventory level. As a result, prices of LCD panels increased gradually in the first quarter of 2009.

Global LCD television shipments, on the other hand, amounted to 105.0 million units as compared with 79.0 million units in the previous year, in spite of the recessionary economy. The average size of LCD TVs sold, contrary to the popular perception, grew only slightly, indicating that, while consumers were price sensitive in their purchases, purchasing an LCD television was a high priority. First-tier TV brands were increasing receptive to the idea of outsourcing, particularly commoditized product sizes, due to price pressure.

The TFT-LCD industry staged a strong recovery in the second quarter. Mainstream LCD panel prices were on average 21 percent higher in June compared to January 2009.

During the first six months of 2009, global PC monitor shipments declined 12.1 percent to 79.6 million units from 90.6 million units a year ago. However, there were some signs of recovery on a sequential quarterly basis as stock replenishment orders pushed shipment up by 5.5 percent to 40.9 million units in the second quarter.

As for the LCD TV segment, shipments surged by 26.7 percent to 56.7 million units in the first half of 2009 compared to the corresponding period a year ago. The second quarter shipment of 30 million units was 12.3 percent higher than that of the first quarter. DisplaySearch, an independent research house, recently revised up its global TV shipment forecast for 2009 to 127 million units from 120 million units in view of the strong showing in the first half.

China’s LCD Industry

Overall Chinese consumer spending remains strong despite the global recession as demonstrated in recent retail sales growth of 15% in the first quarter of 2009 and 14.8% in April 2009. The domestic Chinese PC market already ranks second globally with 15% of worldwide demand for PCs, at over 162 million units sold per year. In addition, the domestic LCD monitor market is projected to rank second globally in 2011. Demand for PCs and LCD monitors is accelerating due to increasing popularity of the Internet. China’s online penetration in only 22.4% of the population today as compared to over 70% in mature markets.

Digital conversion triggers replacement and upgrade cycle for LCD TV and monitors. According to Deutsche Bank China Consumer research report, technology upgrade for LCD TVs in China’s urban areas started in 2006 and is projected to last for seven years, until 2013. In rural areas conversion started in 2009 and is projected to last for 11 years until 2020.

Government Subsidy for Consumer Electronics in Rural Area

The Chinese central government has a policy of aggressively subsidizing both consumption of domestic manufactured electronics and infrastructure building in Tier 2 and Tier 3 cities. The most recent plan is targeting rural area consumers through its rural subsidy scheme, which went into effect nationwide in February 2009. The Chinese government program to encourage consumer spending on technology in rural areas China reportedly provided joint (80/20) central and local government subsidies for 13% of the purchase price of designated home appliances (up to a capped price). According to the plan, the government will spend RMB 20 billion on rural home appliance subsidies in 2009, which translates to RMB 154 billion in sales value, or around 15% of China home appliance industry revenue in 2008. New demand is booming in rural areas, particularly in this first year of the subsidy plan. Growth should slow to a modest level in 2010 – 2012, the remaining three years of the subsidy plan. According to a rural home appliance consumer survey published by Sunning Appliance, one of the largest home appliance retail stores in China, TV is still the most popular home appliance in rural China with 43.6% of surveyed households intending to make a purchase.

Development of SGOCO’s Business

SGOCO was founded in 2006 by Burnette Or and Guoxiong Ding, initially to develop and manufacture as an OEM (original equipment manufacturer) and ODM (original development manufacturer) for domestic and international brands for LCD TV and PC monitors. In cooperation with these customers, SGOCO qualified themselves as a high quality manufacturer with developments of efficient manufacturing processes and high quality control standards. SGOCO’s management soon identified the market demand in 2nd, 3rd and 4th tier cities for high quality, valued products under a locally recognized brand. This provided an opportunity for SGOCO to build its brands portfolios and sell products under its own brands, directly to end consumers through wholesale and retail distribution channels controlled by the company.

SGOCO’s management believes that the LCD products, in general, have very short shelf-lives. This is because new technologies and features are constantly introduced into the marketplace by international brands. However, these new technologies and features are typically marketed first to Tier 1 cities, where brand recognition is the key driver to sales. China classifies its cities based upon population size, income and GDP. China classifies its cities based upon population size, income and GDP. While Tier 1 cities include metropolitan cities like Beijing, Shanghai, Guangzhou and Shenzhen, which are currently major points of demand, SGOCO believes the market opportunities and sales growth potentials in these Tier 2, Tier 3, and Tier 4 cities are significant. In particular, the 3rd and 4th tier cities and their adjoining rural areas, which are largely ignored by the international brands due to the high overhead cost, are target opportunities. According to a research by Displaybank, there are over 260 Tier 2 cities, and over 2,000 Tier 3 and Tier 4 cities in China. Although Tier 1 cities currently record market share of 64% in LCD TV sales, the demand is decreasing over time. In contrast, Tier 3 and Tier 4 cities recorded increases in LCD demand from 3% in 2006 to 9% in 2008, and the growth is expected to continue for the coming years. SGOCO’s goal is to offer its branded products with similar features at affordable pricing points and establish a dominant market position to selected Tier 2, Tier 3 and Tier 4 cities before competitor brands reach these markets.

The principal objective of SGOCO’s management is for SGOCO to be a leading developer and manufacturer of LCD products and to create a network of SGOCO Clubs in Tier 2, Tier 3 and Tier 4 cities and their adjoining rural areas in China to distribute its products. The strategy is to capitalize on SGOCO’s operating strengths, which include a product development program; in-house manufacturing capability; value priced, feature rich products marketed under brands the Target controls; an attractive compensation plan for SGOCO Club members; a scalable business model; and an experienced management team. With this vision in mind, from 2007 to 2008, SGOCO focused on building world-class manufacturing facilities and enhance design engineering expertise to foster stronger product development, lower production costs for the ready expandable production capacity. SGOCO’s vertically integrated business model enables the company to capture advantages from the entire value chain and to manufacture with flexibility and cost efficiency for quicker response to market demand changes.

SGOCO differentiates itself by providing branded value products, where “value” equates to higher quality at affordable price points reasonably less than foreign labels, and “brand” equates to products with reputations for consistent and reliable qualities. Therefore, even as new features are introduced by competitors rapidly, SGOCO is still poised to build up market share by fulfilling demand of value preferred customers with consistent high quality.

In 2009, SGOCO initiated an effort to convert select specialty retailers and large end customers into Direct Store Delivery (DSD) partners via a strategy referred to as “SGOCO Clubs.” A network of SGOCO Clubs allow SGOCO to (a) rapidly build a brand presence in multiple markets; and (b) allow operators of SGOCO Clubs to offer differentiated branded products at reasonable prices where they can enjoy higher gross margins. Through its national chain of independent retail outlets licensed under the name “SGOCO Club”, Honesty Group is able to reach the end consumer and provide consumer satisfaction. As of December 31, 2009, Honesty Group has approximately 70 retail stores with network covering the following 11 municipalities and provinces in China: Hohhot (provincial capital of Inner Mongolia), Hangzhou, Jinan, Xuzhou, Nanchang, Zhengzhou, Changsha, Hefei, Harbin, Haikou, and Guangzhou, with retailing floor space ranging from 10 square meters to 30 square meters.

While SGOCO’s primary focus is to manufacture in support of its own brands, when manufacturing capacity allows, it will temporarily use spare capacity for OEM/ODM customers. For example, in 2007, approximately 50% of its revenue was derived from OEM customers such as Haier, G-tech, Benteq, Cruise, Hyundai MultiCAV and Brimax. In 2008 and 2009, OEM revenue decreased to less than 10% of total revenue because the production focus had switched to SGOCO’s own brands. In 2009, SGOCO moved all of the production to the newly built facility in SGOCO Technology Park. Due to this expansion in production capacity, SGOCO expects OEM/ODM revenue to increase in 2010 to account for approximately 20 – 30% of its total revenue.

In 2010, SGOCO plans to offer products with more enhanced features such as touch-screens and LED thin-screens along with its branded value strategy. Furthermore, Honesty Group is co-branding with brand names already recognized to enhance current brand portfolio. For example, SGOCO is currently in discussions with General Motors to be the exclusive licensee of the Buick label for all LCD-related products in China for the next twelve years. General Motors, selling vehicles under the Buick, Chevrolet, Opel and Cadillac names, is the best-selling foreign automaker in China. The Buick brand is especially strong in China. General Motors and its local partners sold a record 1,826,424 vehicles in China in 2009, pushing the automaker’s market share in the country to 13.4 percent. Since 1999, a Chinese version of the Buick Century/Regal has been produced and sold in China by Shanghai GM and has proven to be popular among upscale, professional families, establishing Buick as one of the most popular vehicle brands in China with 447,011 vehicles sold in 2009. SGOCO expects to introduce the new “Buick”® line of consumer LCD products in China which will complement SGOCO brand in 2010.

SGOCO Products

SGOCO offers a wide range of LCD products with designs and feature sets primarily targeted retail and commercial customers in the China market. Its current product line include: LCD monitors with a full range of screen sizes up to 32 inches; LCD TVs with screen sizes up to 60 inch; and LCD Monitor-DVD combination products in sizes ranging from mini 9” portable to 32” full-size multi media monitors. Additionally, SGOCO also provide custom manufacturing for application-specific LCD monitors, such as rotating screens (self-adjusting on a horizontal-vertical axis), CCTV monitors for security systems, billboard monitors for advertising and public notice systems and touch screens for non-keyed entries, ideal for retail applications.

SGOCO currently sells products from two primary branded product lines: SGOCO, which includes high-quality, feature rich LCD products, and Edge 10, a unique line of products currently aimed at the educational marketplace in the U.K. In 2009, sales of SGOCO product line represented 90% of total sales.

Through its research and development group, SGOCO engineers are developing new all-in-one (or “AIO”) e-reader notebook and mobile internet device (or “MID”) product lines and provide LCD systems solutions for industry clients such as medical centers, educational institutions, government complexes, public emergency response systems, corporate offices. Theses are customized hardware and software solutions for turnkey delivery to industry clients.

SGOCO’s products (including custom systems) are subject to statutory warranty obligations. Generally, these requirements obligate SGOCO to a one-year repair or replace obligation. Products returned within seven days of the invoice date must be refunded, repaired or replaced at the customer’s option. Products returned after the first week but within the 15-days following the invoice date must be repaired. If the product cannot be repaired after two attempts during the one-year warranty period, the manufacturer must offer the customer a replacement or refund. SGOCO does not provide additional contractual warranties for any of its products.

Properties and Manufacturing Facility

SGOCO’s principal manufacturing operations and headquarters are located at the recently constructed SGOCO Technology Park, Jinjiang City, Fujian Province, China. SGOCO Technology Park has a total area of over 242,811 square meters (approximately 60 acres), strategically located in Jinjiang’s new city center, 10 km away from the Jinjiang airport. SGOCO entered into a SGOCO Technology Park Investment Agreement with the Municipal Government of Jinjiang City on March 31, 2006, as amended on July 7, 2006. Pursuant to this investment agreement, the government was responsible for providing infrastructure such as water, power, and roads available for construction and development. SGOCO is committed to investing not less than US$50 million in development of the Technology Park and has to date invested approximately $17.5 million on building infrastructure and purchasing equipment.

To date, the property consists of three parcels, occupying 204,113 square meter in total. The industrial land use right of such property were purchased by Guanke, Guancheng, and Guanwei, respectively. Pursuant to PRC laws, the land use rights are renewable upon expiration at a renegotiated reasonable compensation. Guanke, Guanwei, and Guancheng intend to apply before the Municipal Government of Jinjiang City to renew the land use right one year prior to the expiration date. The Municipal Government of Jinjiang City is expected to agree to renew the land use rights unless there are legitimate public interest considerations that weigh against renewal at that time. Unlike the land use rights, Guanke, Guancheng, and Guanwei own the facilities constructed on the land and can dispose of them at their sole discretion. If Guanke, Guancheng, and Guanwei decide not to renew their land use rights, or their application is denied by the Municipal Government of Jinjiang City, they are entitled to a claim to the fair monetary value the facilities from the Municipal Government of Jinjiang City.

Guanke purchased a 50-year land use right of a 65,331 square meter parcel of land for RMB12,631,748.00 on June 30, 2007. Guanke fully paid in the consideration for this land use right on July 11, 2008. A land use right certificate for this land was issued by the Municipal Government of Jinjiang City on October 14, 2008.

Guancheng purchased a 50-year land use right for a 68,002 square meter parcel of land for RMB13,148,187.00 on June 30, 2007. Guancheng paid the purchase price for this land use right in full on April 20, 2009. A Land Use Right Certificate for this land was issued by the Municipal Government of Jinjiang City on April 24, 2009.

Guanwei purchased a 50-year land use right for a 70,780 square meter parcel of land for RMB13,685,313.00 on June 30, 2007. Guancheng paid the purchase price for this land use right in full on February 5, 2009. Guanwei’s Land Use Right Certificate was issued by the Municipal Government of Jinjiang City on February 16, 2009.

Guanwei purchased a 50-year land use right for a 28,688 square meter parcel of land for RMB5,546,825.00 on June 30, 2007. Guancheng paid the purchase price for this land use right in full on November 12, 2009. Guanwei’s Land Use Right Certificate was issued by the Municipal Government of Jinjiang City on January 20, 2009.

The land use rights have been mortgaged to various lenders as security for various loans. See Note 8 to the Honesty Group Consolidated Financial Statement included elsewhere in this proxy statement.

In addition to the above land use rights obtained from the Municipal Government of Jinjiang City, the Target also reached agreements regarding the development plan and land reservation matters with the government for its future expansion. The Target has entered into an agreement for reserving the land use right of a up to a 210,793.30 square meter parcel of land immediately on the west side of SGOCO Technology Park on May 24, 2006. The term and conditions of the future purchase of this reserve land are subject to the then-current negotiation between Jinjiang Land Reservation Center and Guanke. The land plan for construction on this parcel of land has been approved by the Planning, Construction, and Real Estate Management Bureau of Jinjiang City on May 19, 2006.

To date, the Target has invested US $17.5 million for infrastructure, and the construction of the first factory building and two employee dormitories. Its plans include developing the parcels with supply chain partners (such as LCD upstream suppliers of glass, backlights, polarizers, and lamps), at its own cost or share such costs with those partners, in order to provide just on time delivery of components to SGOCO’s manufacturing facilities, reducing the Target’s inventory and overhead costs. Once suppliers co-locate at SGOCO Technology Park, the Target expects to achieve significant synergies with reduced transportation costs and time and additional contract manufacturing capabilities to provide increased economies of scale. In the meantime, as owner, the Target may also collect rents for leasing such facilities to its partners. The Target is in the process of negotiating long term lease agreements with those partners. A total of 19 buildings are planned.

In May 2009, the Target moved its existing production lines to the new factory at SGOCO Technology Park. SGOCO Technology Park currently contains one manufacturing building and two dormitories occupying 19,948 square meters of land. The current manufacturing has 4 production lines with maximum capacity for 8 production lines. The current manufacturing building has two monitor production lines with maximum annual capacity of 3 million units, two television production lines with maximum annual capacity of 2 million units, and one SMT production line with maximum annual capacity of 22 million print points. Upon full utilization of the current manufacturing building, SGOCO expects to be able to double its current production capacity. The Target is currently in negotiation with some of its key supply vendors to relocate and become tenants of SGOCO Technology Park. The Target could then benefit from the just-in-time delivery of supplies, lower inventory requirements, and faster product time-to-market with reduced logistics and transaction costs.

SGOCO Technology Park is subject to an option to Mr. Burnette Or to purchase the land-use rights and the facilities at cost at any time prior to March 18, 2011, subject to entering into a long-term fair market value lease to Guanke. The option may be extended by one year at the request of Mr. Or. See “SGOCO Technology Park Option Agreement” under the heading “The Share Exchange Agreement” above.

As an incentive to the development of SGOCO Technology Park, the Fujian provincial government built up a 110kW transformer substation on site at a cost of US$5 million. Guanke, Guancheng, Guanwei and tenants located in SGOCO Technology Park have priority to obtain stable power supply for their manufacturing.

Research and Development

As a result of its internal product development and in-house manufacturing capabilities, SGOCO has developed a focused and compact line of high-quality LCD-based electronic products. SGOCO focuses its research and development in appearance design, utilities, and major components such as mother boards and high voltage switchboards. In order to have a more cost efficient R&D process, SGOCO currently outsources certain non-core R&D projects, such as plate driver and circuit board research, to local R&D design house. SGOCO will then purchase those parts developed by outsourced design houses upon qualifying the products to met SGOCO standards.

In order to strengthen product development capabilities. SGOCO expects to further invest industrial production lines for LED lighting equipment, digital audio/video recording devices, and advanced digital camcorders. All digital components and devices are utilizing rooted technologies that help progress into the production era of digitalized products.

Manufacturing

The new manufacturing facility at SGOCO Technology Park has been designed to meet world class standards and certified to meet ISO 9001-2000 standards. Its environmental management meets ISO 14001-2004 standards. Workflow, parts, inventory and costs are managed through an ERP system. Other than the LCD panels and flat panel glass, the major components such as electronic boards, main boards, monitor casings, LED backlights on certain LCD products, high voltage switchboards, power cords, and transformers are manufactured and assembled by SGOCO.

SGOCO procures LCD panels from reputable third parties supplier (independent distributors of LCD panels manufacturer) located in Fujian Province. The contract value ordered by SGOCO from its top ten LCD panels supplier ranges from RMB910,908 to RMB7,960,029.79 during 2008 and 2009.

SGOCO’s Printed Circuit Board Assembly (“PCBA”) factory has a Surface Mounting Technology (“SMT”) production line, which produces main board, display card, key-press board, set-top boxes, as well as cameras, cell phone boards, and other components. The SMT production system is equipped with high-speed SMT production lines, lead-free wave soldering, plug-in, repair welding, assembly lines, and other facilities. The SMT production line has a capacity of 22 million print points per year. SGOCO produces plastic and metal frames in its molding factory, where injection, stamping, plastic painting, and printing are processed. To make its products more cost efficient, SGOCO purchases some cables (signal cables, power cables, and audio and video cables) from local suppliers.

Management believes that SGOCO’s ability to manufacture its own products is a significant competitive advantage for the following reasons:

•	SGOCO has better control the quality of finished products;
•	SGOCO has better management of the underlying costs associated with manufacturing our products;
•	SGOCO has better control over production schedules to increase the likelihood of maintaining an uninterrupted supply of products for our customers; and
•	SGOCO is able to manufacture most development phase prototypes in-house to expedite product commercialization period.

Marketing and Distribution

While SGOCO initially utilized a network of distributors, since 2009 it has been building a “Direct Store Delivery” (DSD) model, which the Target calls SGOCO Clubs, as it enters new markets. Under SGOCO Club model the Target seeks to convert existing small specialty retailers (mom-and-pop stores) into exclusive retailers of SGOCO-owned brands. The conversion entails the re-decoration of the retail space or a portion within existing stores based upon SGOCO’s specification. SGOCO would provide direct store distribution to the retail stores a selective line of products (of different screen size and features) under one or multiple brands owned by SGOCO. Through regular interaction with SGOCO Club operators, management is able to better understand the needs of end-consumers in the market place and is able to respond quicker to market demands. SGOCO then endeavors to quickly design and add new features to its future product offerings. SGOCO Club model is designed to (a) take advantage of existing sales networks that specialty retailers already have; (b) reduce intermediary cost in order to offer higher gross margins (at MSRP) to SGOCO Club operators; (c) ensure value and competitively priced products to-end consumers in the Tier 2 and Tier 3 cities in China; and (d) obtain end-consumer feedback on product features to ensure that SGOCO’s products meet the needs of this rapidly developing marketplace. Unlike currently competitors with multi-layer distributors who does not have control over pricing, SGOCO products are sold at fixed MSRP price, which appears to be more competitive over well-known international brands. As of December 31, 2009, SGOCO has over 70 retail stores covering 11 provinces and municipalities in China. SGOCO plans to reach approximately 600 and 1,000 SGOCO Club locations in 2010 and 2011, respectively.

SGOCO Clubs are currently classified into 3 different types:

•	Type A stores are exclusive flagship stores to promote branding, with larger retail space and location requirement of within the first to second floor of electronic malls.

•	Type B stores are non-exclusive dealerships for shops within first to third floor of technology malls with minimum 10 square meter retail space and no competitive products.
•	Type C stores are non-exclusive dealerships for shops within first to third floor of technology malls with minimum 5 square meter retail space and no competitive products.

Management believes that it will be able to expand quickly with SGOCO Club model. SGOCO Club model helps business owners with initial setup costs as SGOCO reimburses a portion of store set-up costs upon SGOCO Club operators meeting sales quotas. This ties personal success to that of a national brand portfolio to provide incentives for the business owners to promote brand in local regions. SGOCO Club also provides mutually beneficial economics to SGOCO and to operators by offering direct purchases from the manufacturer to eliminate national and regional distributor margins, more flexible order terms, just-in-time deliveries and performance based incentives. SGOCO provides not only multiple branded product lines, but also sales, marketing and management assistance to help local operators succeed.

DSD partners are encouraged to build and manage their own business to sell products carrying SGOCO brands. DSD members benefit by purchasing products at wholesale prices from SGOCO, as manufacturer, and selling them at retail prices. Management believes a network of DSD partners is an effective way to distribute products especially in Tier 2 and Tier 3 cities because the DSD partners engage in localized person-to-person product education and after sales servicing, which is not readily available through traditional distribution channels. This personal touch may enhance end users’ awareness of the benefits and value of SGOCO products. Additionally, management believes that a DSD approach appeals to a cross-section of potential partners, such as entrepreneurial operators of specialty retailers (mom-and-pop retail stores) who may want a differentiated branded retail presence, or internet café operators who may already use a large number of LCD products in their business, and who may be seeking to supplement their income by selling products. Management considers SGOCO’s high-quality products, compact product lines, and higher potential gross margins (at MSRP) to be attractive components of SGOCO Club marketing system.

This direct sales model helps create brand identity and trust relationship that can be leveraged in future to sell other consumer electronics with the ability to provide better sales and service supports in an efficient and timely manner. It also provides valuable and timely intelligence on shifting consumer tastes and demands and allows the company to have a faster response to the market. Retail presence also becomes marketing vehicle to increase awareness of the brand in China’s emerging consumer market.

Competition

The LCD industry has evolved through rapid innovation and evolved over the last decade to enable the commercialization of LCD products. Because of increasingly affordable prices, the industry is at an inflection point at which the growth of consumer applications can take-off exponentially, especially in this emerging China market.

SGOCO is competing in this increasingly dynamic and demanding market along with international player and approximately 120 Chinese LCD products companies. Among those companies, many of them are panel makers, equipment vendors, application developers, and product distributors. Companies who directly compete with SGOCO should be system integrators that has its own distribution channel and focus on providing quality branded products. Most Chinese companies such as the largest LCD display manufacturer TPV technology are more focused on producing high volume OEM products, which has lower margin, higher fixed cost and are more vulnerable to fluctuations in key material cost changes.

Honesty Group’s current major competitors include:

•	KTC Computer Tech is a LCD monitor and LCD TV manufacturer. It is primarily a contract manufacturer for OEMs. It is starting to sell products in the domestic market but without a distinct brand strategy.
•	HKC Electronics manufactures PC components and accessories for low-end OEMs serving emerging markets worldwide. Sells some low-end LCD monitors domestically but has no stand-out products of high quality.

•	Huipu Science manufactures plasma display panels primarily under contract to Samsung for international markets. Domestic product is limited by size due to current manufacturing limitations and cost.

All of these companies have limited productions for their brand name.

Recently, large LCD panel makers from Japan and South Korea have announced plans to build manufacturing plants in China. Sharp Corporation announced a preliminary agreement with China Electronics Nanjing for an eighth generation fabrication plant, and LG Display signed a preliminary agreement with the Guangzhou government to build an LCD manufacturing plant. Samsung Electronics Co, the largest LCD maker by revenue has indicated an interest in building a manufacturing plant in China. Although previously prohibited by government regulation from technology investments in China, Taiwanese companies have recently reported possible easing of restrictions on bans on setting up manufacturing plants in China. AU Optronics Corporation, the world’s third-largest flat panel maker by revenue after Samsung and LG Display Co, announced that it would apply to set up a flat panel plant in China to be nearer to its assembly plants in China’s Suzhou, Xiamen, Shanghai and Sichuan Provinces as soon as the Taiwan government allowed such investments.

Regulatory

Chinese government subsidies

Guanke has been granted subsidies by the Municipal Government of Jinjiang City due to its operation in the high and new technology business sector. For the years ended December 31, 2008 and 2009, Guanke received grants of approximately $1,975,000 (RMB 13,700,000) and $3,372,000 (RMB 23,000,000), respectively. The Grant was based on a research and development agreement between the Science & Technology Bureau of Jinjiang City and Guanke. Pursuant to the agreement, Guanke must use the Grant to research and develop certain technologies applicable to LCD products. To date, the governmental agency has reviewed and accepted those technologies, and confirmed Guanke’s due performance of the agreement and proper use of the Grant. The work-out technologies will be deemed as state-owned assets; however, Guanke has the right to use and operate them.

Fujian Province, in which Guanke is located, has been supportive of LCD related industries by granting public financial grants to companies, universities, and academies. From 1991 to 2008, the Fujian provincial government approved twelve such grants to the LCD monitor related industry, and eight of those grants have gone to companies.

Guanke obtains benefits from the PRC government’s efforts to promote its relationship with Taiwan. On May 14, 2009, the PRC State Council promulgated several opinions to support Fujian Province’s endeavors to boost its economy as the region at the west side of the Taiwan Strait (Guo Fa [2009] No. 24). Those opinions have given the Fujian Province more authority and funding to support its development. On October 10, 2009, the Ministry of Industry and Information Technology implemented the opinions and recognized LCD related consumer electronics as one of Fujian’s pillar industries, and also delegated Fujian Province’s government more authority to develop such industries.

Environmental

Guanke is in the process of conducting environment impact evaluations for its facilities in SGOCO Technology Park. Before moving into its current facilities, Guanke engaged Quanzhou Ocean Environment Technology Development Co., Ltd. to conduct two construction project environmental impact evaluations for its old facilities in Shuanggou Xiaban, Jinjiang. The first environmental impact evaluation was approved by Jinjiang Environment Protection Bureau on January 9, 2006; and the second, which was for the enlarged production capacity, was approved on May 19, 2008. The approvals concluded that (i) Guanke’s project (with the enlarged capacity) is in accordance with the national industrial policies; and (ii) by proper operation, management, and supervision, the construction and normal operation of the project will not incur material negative impact on environment.

Guancheng and Guanwei engaged Xiamen New Green Environment Development Co., Ltd. to conduct construction project environmental impact evaluations on May 3, 2007, and May 5, 2007, respectively. The evaluation reports were approved by Jinjiang Environment Protection Bureau on June 20, 2007. The approval concluded that the construction and operations in SGOCO Technology Park were acceptable from an environmental protection perspective.

Intellectual Property

Honesty Group does not own any patents of invention. Mr. Or Wenpu (No relationship to Burnett or Tin Man Or), SGOCO’s vice president of business affairs, has five appearance design patent applications and four utilities patent applications before the State Intellectual Property Office. To date, all of the foregoing applications are pending. Or Wenpu has orally committed to transfer such patents to SGOCO once the applications are approved.

Honesty Group owns the trademarks “SGOCO” and “Guanke.” Pursuant to a license from BORO (Fujian) Electronic Co., Ltd., a PRC company and a sister company to Honesty Group owned by Sun Zone Investment Ltd., Guanke has non-exclusive rights to use the following trade marks from February 1, 2008, to January 31, 2017: (i) “EDGE10;” (ii) a mark comprised of two Chinese characters which together mean “warrior;” (iii) a figurative mark which is a shield with a British Union Jack in the middle; and (iv) a figurative mark which is a circle with a number “10” in the middle. Honesty Group does not pay any royalties to the owner. These trade mark licenses are in the process of being filing with the Trade Mark Office of State Administration of Industry and Commerce.

Honesty Group requires SGOCO Club store owners to comply with the Target’s standard version image. There are no legal disputes currently pending or threatened against the Target for any claimed intellectual property infringement.

Honesty Group has tentatively agreed on a term sheet for an exclusive license with the General Motors Corporation to license the brand name “Buick” for use on LCD related consumer electronic products in China. The Target expects to enter into the license in the first or second quarter of 2010.

Officers and Directors

Current Directors and Officers of Guanke

The current members of the board of directors of Guanke are: Tin Man Or, Burnette Or, and Shangguan Weiwei. Brief biographies follow. The following information regarding the officers and directors of Guanke is based on information provided by each of the respective individuals:

Burnette Or, Co-founder and Director. Mr. Or co-founded SGOCO in 2005. He is a seasoned IT entrepreneur with experience in sales, marketing, business development and investment and finance in China and the U.S. Mr. Or started his career in the manufacturing division of Hewlett Packard where he worked from 1989 to 1997. From 1997 to 2005, Mr. Or served as Chief Representative of China region for Chuntex Electronics Co. (Taiwan), maker of “CTX” brand of LCD monitors and is instrumental in establishing CTX as top market participant in China. He holds bachelors and masters of science degrees in electrical engineering from Oregon State University in the United States. Mr. Burnette Or is the son of Tin Man Or.

Tin Man Or, Director, has over 35 years of experience in manufacturing industry. He was a teacher of Jinjiang Yinling Elementary School from 1963 to 1973. From 1974 to 1980, he served as engineer in a textile company in Hong Kong. After that, he worked as general managers in Hong Kong Dong Sheng Trading Co., Ltd., Hong Kong Di Gao Trading Co., Ltd., and Hong Kong Run Feng Group Co., Ltd. Mr. Or has served as general manager of Honesty Group since 2005. Mr. Tin Man Or owns Sun Zone Investments Limited, which owns 80% of the outstanding stock of Honesty Group. Sun Zone Investments Limited is also the parent company of Mosview Technology Group Ltd., a PRC company that owns BORO (Fujian) Electronic Co., Ltd., a supplier to the Target. See “Certain Relationships and Related Transactions” below.

Shangguan Weiwei, Director. Ms. Shangguan worked with China Ping’An Insurance Co., Ltd. Yichuang Branch as claim management manager from 1995 to 2000. She worked as deputy general manager with New China Life Insurance Co., Ltd. Wuhan Branch from 2000 to 2002. After leaving the insurance industry, she served as assistant to chairman of the board of Beijing Kangdi Pharmacy Co., Ltd. for two years, and as deputy general manager and vice president of ADI Cheng Zhou Technology Co., Ltd., a leading monitor manufacturer. Ms. Shangguang holds a bachelor’s degree in accounting from Hu Bei University. Ms. Shangguang joined Honesty Group as director in 2005.

Robert Lu, Chief Executive Officer since October 19, 2009. Mr. Lu has over 20 years of experience in the display industry in China and North America. Previously, from 2004 until October 2009, Mr. Lu served as vice general manager at TPV Technology Group (the world’s largest LCD monitor and LCD TV manufacturer), China operations, and was responsible for AOC products sales, marketing, and OEM business development. Before 2004, Mr. Lu held various top management positions at TPV Technology Group’s North America operations in executive staff, product development, customer service, field marketing, OEM, e-commerce business development and corporate marketing. From 1992 to 1994, Mr. Lu also worked as the special assistant of VP at a TPV China manufacturing facility in charge of product development and quality assurance. Mr. Lu also held management positions at PCTEL, DSI and Nanjing Electronic Engineering Research Institute. Mr. Lu earned a bachelor’s degree in Space Physics from National Wuhan University and a master’s degree in Electrical Engineering from the City University of New York in the U.S.A.

Donglin Huang, Vice President of Administration and Assistant to the CEO, joined Honesty Group in May 20, 2009. His previous experience included management and entrepreneurial roles at Amoi Electronics (Xiamen) Co., Ltd., a major mobile phone manufacturer in China where Mr. Donglin helped bring Amoi’s 3G phone to the European market and as a regular vendor supply Amoi’s 3G phones to various operating companies in the Hutchinson Telecoms Group. Mr. Donglin began his career as a commercial banker and formerly served as CEO of two Hong Kong companies: LinkWorld and Risun Group. He holds a degree in international politics from Beijing University.

Wenpu Or, Vice President of Business Affairs since June 6, 2006. His previous experience includes over seven years with UnionCyber Technology Group and TCL Group. He has expertise to deal with China Customs clearance and related matters. He worked to make Guanke qualified as an A level enterprise before China Customs, by which Guanke is able to process clearance by itself through a simplified clearance procedure. Wenpu Or is not related to Burnette Or or Tin Man Or.

Zhifeng Wu, Vice President of Manufacturing since October 10, 2009. Mr. Wu has over 20 years of experience in the manufacturing and modeling industry in mainland China and Taiwan. Previously, Mr. Wu served as manager in charge of manufacturing and modeling with Jingcheng Technology Co., Ltd., Baocheng Industrial Co., Ltd., and Fengtai Industrial Co., Ltd. He worked to build up three factories for Jingcheng Technology Co., Ltd., and led the installment and production for TCL DVD Players and AOC monitors by production lines with capacity of 300,000 units per month. Mr. Wu earned a degree from National Open University of Taiwan.

David He, Vice President Sales & Marketing, China, joined Honesty Group in September 2007. He was formerly Vice General Manager for CTX brand domestic selling in China and was responsible for product strategy, market introduction of product and setting up distribution channels. He is a Beijing Technology and Business University graduate.

Audit Committee

Following the Acquisition, we intend for the Combined Company to apply for listing as a “controlled company” to the Nasdaq Stock Market and to comply with the applicable listing requirements we will establish an Audit Committee consisting of at least three independent directors within the meaning of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended.

In addition to the other duties that will be set forth in the Audit Committee charter, the Audit Committee will engage the Combined Company’s independent auditors, review and discuss with management the financial statements, meet with the Combined Company’s independent auditors in executive session and take such other actions as may be required under the applicable rules of the SEC and any stock exchange on which the Combined Company’s stock may be listed.

Compensation Committee

Following the Acquisition, we intend to establish a compensation committee that, among other duties set forth in its charter, will be to review and approve compensation paid to the Combined Company’s executive officers and directors and to administer the proposed stock incentive plan described below. The Compensation Committee will be composed of at least two members of the Board, a majority of whom will be “non-employee directors” within the meaning of Rule 16b-3(b)(3) of the Securities Exchange Act of 1934, as amended. Members of the Compensation Committee will serve at the pleasure of our Board.

We also expect the Compensation Committee will be charged with performing an annual review of the Company’s executive officers’ cash compensation, bonus and equity holdings to determine whether they provide adequate incentives and motivation to executive officers and whether they adequately compensate the executive officers relative to comparable officers in other companies.

In addition to the guidance that will be provided by the Compensation Committee, the Combined Company may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Executive and Director Compensation

Expected Compensation Policies

The SPAC and the Target have not yet developed a comprehensive executive officer and director compensation program and philosophy with respect to the executive officers who will manage the Combined Company after consummation of the Acquisition and its board of directors. The SPAC and the Target expect that such a program and philosophy will be developed after the completion of the Acquisition, but will be substantially as described below. We intend for the Board of Directors of the Combined Company to establish a Compensation Committee to develop the compensation policy and direct implementation of the compensation program. See above.

Executive Compensation

The Combined Company expects to seek to provide total compensation packages that are competitive, tailored to the unique characteristics and needs of the Combined Company in the very competitive electronics industry, and that will adequately reward its executives for their roles in creating value for the Combined Company’s stockholders. The compensation decisions regarding the Combined Company’s executives will be based on its need to attract individuals with the skills necessary to achieve its business plan, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above our expectations.

We anticipate that our executives’ compensation will consist of three primary components: salary, incentive bonus and stock-based awards issued under the Stock Incentive Plan which we expect to adopt in the future. We anticipate determining the appropriate level for each compensation component based in part, but not exclusively, on its view of internal equity and consistency, individual performance, the Company’s performance and other information deemed relevant and timely.

Compensation Arrangements for Directors

Upon consummation of the Acquisition, non-employee directors of the Company will receive varying levels of compensation for their services as directors based on their eligibility as members of the Company’s audit and compensation committees. We anticipate determining directors’ compensation in accordance with industry practice and standards.

Employment Agreements

As of February 1, 2010, both Mr. Burnette Or, the President of SGOCO who is expected to serve as President of the Combined Company after the Acquisition, and Mr. Robert Lu, the Chief Executive Officer of SGOCO who is expected to serve as Chief Executive Officer of the Combined Company after the Acquisition, have entered into employment letters with SGOCO. Each of the employment letters provides for an annual salary (US $350,000 for Mr. Or and $265,000 for Mr. Lu) and an annual incentive bonus expressed as a percentage of base salary (15% for Mr. Or and 10% for Mr. Lu) based on achievement of annual projected earnings and compliance with reporting and control requirements as defined by the SEC and the Combined Company’s Audit Committee. The employment letter also provides for stock options to be granted under a plan to be developed by the Combined Company. See the summary of the proposed stock incentive plan below. The Combined Company will provide housing and transportation allowances, vacation, sick and personal days, customary health related benefits and other benefits as the Board of Directors or the Compensation Committee may determine. The employment of both of these officers is at the will of the Board of Directors. Each of them will sign a standard employee non-disclosure and proprietary rights assignment agreement.

Proposed Stock Incentive Plan

Management of the Combined Company expect to propose a stock incentive plan for approval by the Compensation Committee and the shareholders of the Combined Company. The plan would reserve up to 7% of the ordinary shares of the Combined Company for award to the officers, directors and employees of the Combined Company as incentive compensation. Awards may take the form of restricted stock grants, stock options, stock appreciation rights or other equity-based awards.

Board of Directors After the Transaction

For a discussion of the composition of the board of directors of the Combined Company following the Acquisition, see “Directors and Management” below.

Code of Business Ethics

The SPAC has not yet adopted a formal code of business ethics or conduct because the board of directors evaluated the business of the company and the number of employees and determined that since the business is largely limited to maintaining its cash investments while it searched for a target company and consummated an acquisition and the only persons acting for the SPAC are the directors who are also the officers, general rules of fiduciary duty and federal and state securities laws were adequate ethical guidelines. We expect the Combined Company to adopt a code of business ethics consistent with the scope of its business and the best practices in its industry shortly after the consummation of the Acquisition.

SELECTED SUMMARY HISTORICAL FINANCIAL INFORMATION

You are being provided the following financial information to assist you in your analysis of the financial aspects of the Acquisition of Honesty Group.

Honesty Group is a limited liability company registered in Hong Kong on September 13, 2005, and owns 100% of Guanke, Guanwei, and Guancheng.

Guanke, Guanwei and Guancheng are limited liabilities companies established in Jingjiang City, Fujian Province under the corporate laws of the PRC. Guanke was formed on January 16, 2006 with a registered capital of $11,880,000. Guanke designs, manufactures, and sells LCD products including televisions, monitors, panels, and application-specific products. Products are sold primarily in China and also in international markets, such as Europe. Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $2,259,970, respectively, had been invested by Honesty Group as of September 30, 2009. The remaining registered capital of $8,750,000 and $5,540,030 has to be fulfilled by end of 2010. Guanwei and Guancheng are under development stage and have no operations as of December 31, 2009.

Honesty Group’s balance sheet data as of December 31, 2007, 2008 and 2009 and the statement of operations data for the years ended December 31, 2007, 2008, and 2009 are derived from Honesty Group’s audited financial statements which are included elsewhere in this proxy statement.

The SPAC’s balance sheet data as of December 31, 2008 and the statements of operations data for the year ended December 31, 2008 and the period from July 18, 2007 (inception) through December 31, 2007 are derived from the SPAC’s audited financial statements for the transition period from December 31, 2008 to June 30, 2009. The SPAC’s balance sheet as of December 31, 2009 and statements of operations for the six months ended December 31, 2009 is derived from the unaudited financial statements for the six-month period from December 31, 2008 and June 30, 2009.

The selected financial information of Honesty Group and SPAC is only a summary and should be read in conjunction with each company’s historical financial statements and related notes and “Honesty Group’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “SPAC Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The information presented may not be indicative of future performance of Honesty Group, SPAC or the Combined Company resulting from the Acquisition.

Honesty Group Selected Historical Financial Information

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Income statement data
Total Revenues	$67,874,304	$43,790,842	$10,482,997
Income from Operations	$9,103,570	$5,308,351	$614,515
Total Assets	$79,472,678	$40,461,169	$16,100,433
Total Liabilities	$47,470,026	$18,680,726	$2,630,205
Shareholders’ Equity	$32,002,652	$21,780,443	$13,470,228

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
Balance sheet data:
Total assets	$79,472,678	$40,461,169	$16,100,433
Total liabilities	$47,470,026	$18,680,726	$2,630,205
Total shareholders’ equity	$32,002,652	$21,780,443	$13,470,228

SPAC Historical Financial Information

	For the Six Months Ended December 31, 2009	For the Year Ended December 31, 2008	For the Period from July 18, 2007 (Inception) through December 31, 2007
	(unaudited)
Income statement data:
Income (loss) from operation	$(220,620)	$(267,387)	$(21,736)
Net income (loss)	$(189,707)	$236,505	$(21,736)

	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
	(unaudited)
Balance sheet data
Total assets	$33,926,758	$34,007,293	$284,925
Total liabilities	$1,059,532	$862,683	$281,661
Total ordinary shares subjection to redemption	$10,072,561	$10,072,561	—
Total shareholders’ equity	$22,817,165	$23,072,049	$3,264

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION OF
THE SPAC AND HONESTY GROUP

The Acquisition will result in shareholders in Honesty Group obtaining a majority of the voting interests in the SPAC. Generally accepted accounting principles require that since Honesty Group’s shareholders will retain the majority voting interest in the combined business, Honesty Group will be treated as the acquirer for accounting purposes. Since the SPAC does not have any assets with operating substance except cash, the transaction will be accounted for as a reorganization and recapitalization of Honesty Group. The Acquisition utilizes the capital structure of the SPAC with the assets and liabilities of Honesty Group being recorded at historical cost. Although Honesty Group will be deemed to be the acquiring company for accounting and financial reporting purposes, the legal status of the SPAC as the surviving corporation after the Acquisition will not change.

We have presented the selected unaudited pro forma combined financial information that reflects the result of the Acquisition and is intended to provide you with a better picture of what our businesses might have looked like had they actually been combined as of January 1, 2009. The combined financial information may have been different had the companies actually been combined. The selected unaudited pro forma combined financial information does not reflect the effect of any cost savings that may result from the Acquisition. You should not rely on the selected unaudited pro forma combined financial information as being indicative of the historical results that would have occurred had the companies been combined or the future results that may be achieved by the Combined Company after the Acquisition. The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement.

Unaudited Pro Forma Combined Balance Sheets
As of December 31, 2009 (unaudited)
Assuming No Redemption of Shares

	SGOGO	SPAC	Pro Forma Adjustments		Adjusted Pro Forma Amounts
ASSETS
CURRENT ASSETS
Cash	$4,420,629	$17,568	$32,661,877	(1)	$37,100,074
Restricted cash	6,984,083	33,848,881	(33,848,881	)(1)	6,984,083
Accounts receivables, trade	18,641,548	—	—		18,641,548
Accounts receivables – related parties	224,407	—	—		224,407
Other receivables	121,226	1,983	—		123,209
Other receivables – related parties		—	—		—
Inventories	4,011,505	—	—		4,011,505
Advances to suppliers	11,950,074	58,326	—		12,008,400
Advances to suppliers – related parties	8,954,051	—	—		8,954,051
Other current assets	23,439	—	—		23,439
Total current assets	55,330,962	33,926,759	(1,187,004)		88,070,717
PROPERTY AND EQUIPMENT, NET	15,729,350	—	—		15,729,350
OTHER ASSETS
Intangible assets, net	8,412,366	—	—		8,412,366
Total other assets	8,412,366	—	—		8,412,366
Total assets	$79,472,678	$33,926,759	$(1,187,004)		$112,212,432
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payables	$18,709,038	$—	$—		$18,709,038
Bank overdraft	717,562	—	—		717,562
Short term Loan	19,230,756	—	—		19,230,756
Accounts payables, trade	3,490,937	—	—		3,490,937
Accrued liabilities	74,147	228,629	—		302,776
Other payables	382,978	—	—		382,978
Other payables – related parties	198,875	—	—		198,875
Customer deposits	457,761	—	—		457,761
Customer deposits – related parties	335,056	—	—		335,056
Taxes payable	3,872,916	—	—		3,872,916
Total current liabilities	47,470,026	228,629	—		47,698,655
Deferred underwriting compensation in the event of maximum redemption	—	830,903	(830,903)		—
SHAREHOLDERS' EQUITY
Ordinary shares, subject to possible conversion at initial redemption value ($7.92 per share)	—	10,072,561	(10,072,561	)(2)	—
Common stock	1,286	5,299	8,500	(2)	15,085
			(1,286	)(2)	(1,286)
Paid-in capital	17,276,930	22,851,981	10,072,561	(2)	50,201,472
			(8,500	)(2)	(8,500)
			1,286	(2)	1,286
			(356,101	)(3)	(356,101)
Statutory reserves	1,286,942	—	—		1,286,942
Retained earnings	11,394,086	(62,615)	—		11,331,471
Accumulated other comprehensive income	2,043,408	—	—		2,043,408
Total shareholders’ equity	32,002,652	32,867,226	(356,101)		64,513,777
Total liabilities and equity	$79,472,678	$33,926,758	$(1,187,004)		$112,212,432

(1)	To convert cash held in Trust Account into unrestricted cash less payment for deferred underwriting compensation
(2)	To record stock issued and recapitalization of Combined Company as provided in the Securities Exchange Agreement.
(3)	Additional deferred underwriter compensation in the event of no redemption

Unaudited Pro Forma Combined Statements of Operations
As of December 31, 2009 (unaudited)
Assuming No Redemption of Shares

	SGOGO	SPAC	Pro Forma Adjustments		Adjusted Pro Forma Amounts
REVENUES	$52,087,313	—			52,087,313
REVENUES – RELATED PARTY	6,201,701	—			6,201,701
Other operating income	9,585,290	—			9,585,290
TOTAL REVENUES	67,874,304	—	—		67,874,304
COST OF GOODS SOLD	44,625,385	—			44,625,385
COST OF GOODS SOLD – RELATED PARTY	4,757,517	—			4,757,517
Other operating expenses	8,381,433	—			8,381,433
TOTAL COST OF GOODS SOLD	57,764,335	—	—		57,764,335
GROSS PROFIT	10,109,969	—	—		10,109,969
OPERATING EXPENSES:
Selling expenses	116,918	—			116,918
General and administrative expenses	889,481	405,490			1,294,971
Total operating expenses	1,006,399	405,490	—		1,411,889
INCOME FROM OPERATIONS	9,103,570	(405,490)	—		8,698,080
OTHER INCOME (EXPENSES):
Interest income	7,221	128,106			135,327
Interest expense	(841,613)	—			(841,613)
Other income	74,030	—			74,030
Other expenses	(149,923)	—	—		(149,923)
Total other income (expenses), net	$(910,285)	$128,106	—		$(782,179)
INCOME BEFORE PROVISION FOR INCOME TAXES	8,193,285	(277,384)	—		7,915,901
PROVISION FOR INCOME TAXES	1,034,212	—			1,034,212
NET INCOME	$7,159,073	$(277,384)	—		$6,881,689
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(16,864)	—			(16,864)
COMPREHENSIVE INCOME	$7,142,209	$(277,384)	—		$6,864,825
Pro forma weighted average number of ordinary shares outstanding – basic and diluted		5,299,125	8,500,000	(4)	13,799,125
Pro forma net income (loss) per share – basic and diluted		$(0.05)			$0.50

(4)	To issue ordinary shares to acquire Honesty Group as provided in the Share Exchange Agreement.

Unaudited Pro Forma Combined Balance Sheets — Assuming 30% Redemption of Shares
As of December 31, 2009 (unaudited)

	SGOGO	SPAC	Pro Forma Adjustments		Adjusted Pro Forma Amounts
ASSETS
CURRENT ASSETS
Cash	$4,420,629	$17,568	$22,863,322	(1)	$27,301,519
Restricted cash	6,984,083	33,848,881	(33,848,881	)(1)	6,984,083
Accounts receivables, trade	18,641,548	—	—		18,641,548
Accounts receivables – related parties	224,407	—	—		224,407
Other receivables	121,226	1,983	—		123,209
Other receivables – related parties		—	—		—
Inventories	4,011,505	—	—		4,011,505
Advances to suppliers	11,950,074	58,326	—		12,008,400
Advances to suppliers – related parties	8,954,051	—	—		8,954,051
Other current assets	23,439	—	—		23,439
Total current assets	55,330,962	33,926,758	(10,985,559)		78,272,161
PROPERTY AND EQUIPMENT, NET	15,729,350	—	—		15,729,350
OTHER ASSETS
Intangible assets, net	8,412,366	—	—		8,412,366
Total other assets	8,412,366	—	—		8,412,366
Total assets	$79,472,678	$33,926,758	$(10,985,559)		$102,413,877
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payables	$18,709,038	$—	$—		$18,709,038
Bank overdraft	717,562	—	—		717,562
Short term Loan	19,230,756	—	—		19,230,756
Accounts payables, trade	3,490,937	—	—		3,490,937
Accrued liabilities	74,147	228,629	—		302,776
Other payables	382,978	—	—		382,978
Other payables – related parties	198,875	—	—		198,875
Customer deposits	457,761	—	—		457,761
Customer deposits – related parties	335,056	—	—		335,056
Taxes payable	3,872,916	—	—		3,872,916
Total current liabilities	47,470,026	228,629	—		47,698,655
Deferred underwriting compensation in the event of maximum redemption	—	830,903	(830,903)		—
SHAREHOLDERS’ EQUITY
Ordinary shares, subject to possible conversion at initial redemption value ($7.92 per share)	—	10,072,561	(10,072,561	)(2)	—
Common stock	1,286	5,299	8,500	(2)	15,085
			(1,286	)(2)	(1,286)
Paid-in capital	17,276,930	22,851,981	(8,500	)(2)	40,120,411
			1,286	(2)	1,286
			(82,095	)(3)	(82,095)
Statutory reserves	1,286,942	—	—		1,286,942
Retained earnings	11,394,086	(62,615)	—		11,331,471
Accumulated other comprehensive income	2,043,408	—	—		2,043,408
Total shareholders' equity	32,002,652	32,867,226	(10,154,656)		54,715,222
Total liabilities and equity	$79,472,678	$33,926,758	$(10,985,559)		$102,413,877

(1)	To convert cash held in Trust Account into unrestricted cash less cash payment for shares redeemed less payment of deferred underwriting compensation
(2)	To record stock issued and recapitalization of Combined Company in accordance with the Share Exchange Agreement.
(3)	To book the payment for interest expense earned on trust fund for 30% less one of shares.

Unaudited Pro Forma Combined Statements of Operations
As of December 31, 2009
Assuming 30% Redemption of Shares

	SGOGO	SPAC	Pro Forma Adjustments		Adjusted Pro Forma Amounts
REVENUES	$52,087,313	—			52,087,313
REVENUES – RELATED PARTY	6,201,701	—			6,201,701
Other operating income	9,585,290	—			9,585,290
TOTAL REVENUES	67,874,304	—	—		67,874,304
COST OF GOODS SOLD	44,625,385	—			44,625,385
COST OF GOODS SOLD – RELATED PARTY	4,757,517	—			4,757,517
Other operating expenses	8,381,433	—			8,381,433
TOTAL COST OF GOODS SOLD	57,764,335	—	—		57,764,335
GROSS PROFIT	10,109,969	—	—		10,109,969
OPERATING EXPENSES:
Selling expenses	116,918	—			116,918
General and administrative expenses	889,481	405,490			1,294,971
Total operating expenses	1,006,399	405,490	—		1,411,889
INCOME FROM OPERATIONS	9,103,570	(405,490)	—		8,698,080
OTHER INCOME (EXPENSES):
Interest income	7,221	128,106			135,327
Interest expense	(841,613)	—	—		(841,613)
Other income	74,030	—			74,030
Other expenses	(149,923)	—			(149,923)
Total other income (expenses), net	$(910,285)	$128,106	—		$(782,179)
INCOME BEFORE PROVISION FOR INCOME TAXES	8,193,285	(277,384)	—		7,915,901
PROVISION FOR INCOME TAXES	1,034,212	—			1,034,212
NET INCOME	$7,159,073	$(277,384)	—		$6,881,689
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(16,864)	—			(16,864)
COMPREHENSIVE INCOME	$7,142,209	$(277,384)	—		$6,805,230
Pro forma weighted average number of ordinary shares outstanding – basic and diluted		4,027,336	8,500,000	(4)	12,527,336
Pro forma net income (loss) per share – basic and diluted		$(0.07)			$0.55

(4)	To issue ordinary shares to acquire Honesty Group as provided in the Share Exchange Agreement and to redeem 30% less one shares.

HAMBRECHT ASIA ACQUISITION CORP.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Basis for Pro Forma Presentation

The unaudited pro forma combined financial statements of the SPAC, and Honest Group have been prepared on the basis of assumptions relating to the transactions contemplated by the Share Exchange Agreement and management's best estimates.

On February 12, 2010, the SPAC and Honesty Group entered into the Share Exchange Agreement pursuant to which SPAC will acquire 100% of the company in a transaction valued at approximately $67,830,000. Under the terms of the Share Exchange Agreement, SPAC will deliver 8,500,000 SPAC Share to the shareholders of Honesty Group. The effect of the possible issuance of the additional 5,800,000 SPAC shares if certain earnout conditions are met for 2010 and 2011 is not reflected valued at $7.98 per share.

The unaudited pro forma combined financial information presents two possible scenarios for the approval of the acquisition by SPAC’s shareholders, as follows:

•	Assuming No Redemption of Shares: This presentation assumes that no shareholders exercised their redemption rights; and
•	Assuming Maximum Redemption of Shares: This presentation assumes that holders of 1,271,789 shares of the outstanding SPAC’s Shares (one share less than 30%) exercise their redemption rights.

In both scenarios, we assume no redemption from warrantholders as a result of the proposed amendment to the Warrant Agreement.

2. Pro Forma Adjustments

Certain adjustments have been made to the historical financial statements in order to prepare the pro forma financial information as if the transaction had occurred at the beginning of the fiscal period presented.

The adjustments are as follows:

Assuming no redemption of shares

(1)	To convert cash held in Trust Account into unrestricted cash less payment for deferred underwriting compensation.
(2)	To record stock issued and recapitalization of the SPAC as provided in the Share Exchange Agreement.
(3)	Additional deferred underwriter compensation in the event of no redemption.
(4)	To issue ordinary shares to acquire Honesty Group per Share Exchange Agreement.

Assuming redemption of 30% less one of shares (assuming maximum redemption of shares)

(1)	To convert cash held in Trust Account into unrestricted cash less cash payment for shares redeemed less payment of deferred underwriting compensation
(2)	To record stock issued and recapitalization of company per Share Exchange Agreement.
(3)	To book the payment for interest expense earned on Trust Account for 30% less one of shares.
(4)	To issue ordinary shares to acquire Honesty Group per Share Exchange Agreement and to redeem 30% less one SPAC Shares.
(5)	To book the payment for interest expense earned on Trust Account for 30% less one SPAC Shares.

HONESTY GROUP’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of Honesty Group’s financial condition and results of operations comparing the fiscal years ended December 31, 2007, 2008 and 2009. You should consider the foregoing when reviewing the consolidated financial statements and this discussion. You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above. This discussion includes forward-looking statements which, although based on assumptions that the management of Honesty Group considers reasonable, are subject to risks and uncertainties. The actual results and timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this proxy statement.

Company Overview

Honesty Group is a leading Chinese company that designs, manufactures and distributes LCD-related products including LCD monitors, LCD TVs, LED back-light modules and application-specific LCD systems. Honesty Group’s focus is on providing high-quality, branded LCD products at affordable prices to consumers in China’s emerging middle class. McKinsey estimates China’s middle class to number over 500 million today and projects this population segment to grow to above 800 million in the next 15 years. The Chinese middle-class is defined as households with income between $14,000 and $54,000 (adjusted for purchasing-power parity). Equally important, as living standards rise, consumption spending is expected to grow 8% annually through 2025, according to the World Bank. By 2020, China will be the third largest consumer market in the world based on these projections.

Consumer electronics goods command a significant slice of discretionary consumer spending. According to Displaybank, China’s LCD monitor market is already the world’s largest and IDC projects the Chinese market to continue its rapid growth as internet penetration, presently only 24%, increases to the 70% level typical in mature markets. As the Chinese central government continues to push its initiative to lay extensive fiber networks across China, including previously unserviced rural areas, the level of internet connectivity and, therefore, the usage of computers and monitors is expected to accelerate. The market for LCD TVs is similarly poised for rapid growth. Deutsche Bank research indicates that China’s urban areas are only mid-way through the digital conversion cycle as consumers replace older CRT TVs with LCD TVs. In more rural areas, the conversion cycle only started in 2009 and has even longer to run. Also driving the demand for LCD TVs are the rising level of home ownership and average home size (square footage) in China, both of which create demand for new home furnishings. Chinese consumers view the TV as an essential home appliance and typically acquire multiple TV sets for various rooms in the home. The Central Government embarked on a program in 2008 to subsidize the sale of various electrical appliances for homes by providing consumers with rebates, thus providing additional stimulus to the domestic LCD TV market.

Honesty Group’s strategy is to manufacture high quality, lower cost, branded products and sell them through wholesale and retail channels focused on 2nd, 3rd, 4th tier cities and their adjoining rural areas. Honesty Group’s management believes these smaller, less sophisticated, more price-sensitive markets are under-served by the large global consumer electronics brands. Its mission is to establish a dominant position in LCD electronics products within these markets based upon its cost-efficient, rapid response to changing demand, our intimate knowledge of the Chinese middle-class consumer’s price/performance requirements, and localized distribution channels that most effectively serve this consumer.

Honesty Group’s business model is marketing-driven with multiple channels and multiple brands. It has three principal elements: (1) a proprietary Direct Store Delivery distribution channel in the form of a national network of independent retail outlets operating under the “SGOCO Club” name; (2) an actively-managed portfolio of brands, comprised of both in-house trademarks like “SGOCO” as well as trademarks expected to be licensed like “Buick”, that have strong local appeal; (3) a world-class manufacturing, design engineering, and product development capability to support its distribution channel and brand portfolio. By integrating these three elements, SGOCO is able to leverage opportunities across the entire value chain and create a competitive advantage for itself. Most of SGOCO’s competitors who are also focused on emerging domestic markets are relatively unsophisticated and typically have one or two of these elements in their business model, based upon whether their core competency is distribution/logistics, sales and marketing, or manufacturing/

engineering. Management of Honesty Group believes that integration of these three elements requires a level of managerial capability that few of the companies in our market segment have and that our vertically integrated business model can be effectively used to address the requirements of early-stage consumers in other emerging markets outside China, thus creating a pathway for Honesty Group’s future international expansion.

Business Review

While the global IT sector and the LCD monitor market remained weak in 2009, the China market continued its steady growth and rose to become the world’s largest LCD monitor market by shipments. In contrast, the global market for LCD TVs was robust in 2009 despite the recessionary environment in developed economies. The Chinese LCD TV market, while not as mature as the monitor market, already accounts for close to 13% of the world market and in 2009, experienced accelerated growth which continued into 2010. The relative dynamics of these two markets will drive our 2010 strategy towards a greater focus on LCD TVs in our overall product mix, a shift enhanced by our stronger manufacturing and engineering capacity this year.

Honesty Group’s sales of LCD products in 2009 totaled $58.3 million, in the categories and with the average selling prices (ASP) indicated:

	% of Revenues	ASP
LCD Monitors	75.8%	$104.79
LCD Panels	18.5%	$118.03
LCD TVs	5.7%	$224.99

SGOCO do not manufacture LCD panels in our business. However, because of rapidly declining panel and monitor prices in 2009, management saw the opportunity to acquire panels at distressed prices from small LCD monitor companies experiencing financial difficulty and unable to liquidate their unneeded panel inventory. SGOCO tested the panels for quality, repaired and refurbished defective units, branded them with our “SGOCO” label, and re-sold them to other LCD companies in our industry.

The same industry conditions in 2009 gave us access to inventories of non-LCD consumer electronics. Because of SGOCO’s strong, liquid balance sheet and its well-established relationships with large electronics distributors, we were able to opportunistically acquire excess inventories of various electronics components, raw materials, and finished products at distressed prices and re-sell them to its wholesale distribution channels. This trading activity generated $9.6 million in non-recurring revenues recognized as Other Income in our 2009 Income Statement.

Gross profits and margins on LCD products and on non-LCD products were as follows:

	Gross Profit	Gross Margin
LCD Products	$8.9 million	15.3%
Non-LCD Products	$1.2 million	12.6%
COMBINED	$10.2 million*	14.9%

*	Combined does not equal total due to rounding.

Gross margin in 2009 reflected an improvement to our 2008 gross margin of 13.9%. Despite price weakness across the industry in 2009, SGOCO was able to strengthen margins through a combination of (a) increased sales focus on smaller cities where it has relative pricing power and (b) efficient sourcing of panels and key raw materials.

Sales & Distribution

Honesty Group is developing a chain of independent retail outlets licensed under the name of “SGOCO Club” and located in smaller urban and adjoining rural markets that are not well-served by more expensive global brands. Currently, there are around 70 such SGOCO Club stores. SGOCO Club stores are owned and operated by local entrepreneurs in their respective cities. The SGOCO Club partners put up the initial capital required to establish and license their stores and to purchase their product inventory directly from SGOCO’s factory. Each SGOCO Club store must conform to SGOCO’s corporate imaging, physical lay-out, and product placement specifications. SGOCO Club partners who are able to meet the sales volume targets agreed upon in their contracts are entitled to a partial rebate of their start-up costs. This unique retail model is designed to reduce intermediary costs typical in a multi-layered distribution system. It allows SGOCO to ensure best value, price, and delivery of quality, branded products to end-consumers in underserved neighborhoods within China’s smaller cities and rural suburbs. The direct link between the factory and its local SGOCO Club stores also enhances SGOCO’s ability to respond rapidly to shifts in local consumer demand and to provide a personalized level of service and support to complement its product offering.

Honesty Group anticipates growing its SGOCO Club network aggressively to reach over 600 stores by the end of 2010 and over 1000 stores by the end of 2011. We are budgeting to spend around $10 million through 2011 towards building out the SGOCO Club distribution channel.

Branding

Honesty Group established and owns the brand “SGOCO”, for which a trademark license is in the process of being obtained from the Trade Mark Office of the State Ministry of Industry and Commerce. It also have obtained the royalty-free license to the U.K. brand “EDGE10”, under which we sell LCD monitors and application-specific LCD-based systems (closed circuit TV for security, point-of-sale touch-screens for retail, digital billboards for advertising) to various institutional markets in Europe.

In 2009, SGOCO signed a Letter of Intent with General Motors Corporation to license the brand name “Buick” for its exclusive use in China within a broad range of LCD-based consumer electronics. The licensing agreement would have a term of six years, with the option to renew for another six years. Under the terms of the agreement, SGOCO would pay a royalty on the sales of our Buick-branded products, with a guaranteed minimum annual royalty payment amount. Management expects to consummate the licensing agreement in the second quarter of 2010. The “Buick” brand has developed strong goodwill and a prestigious image since its introduction in China in the 1930’s. SGOCO believes its use on several of our product lines will enhance its ability to attract customers and leverage on the advertising support provided by General Motors to the “Buick” brand in China.

SGOCO does not plan to spend significantly on media and advertising to promote its “SGOCO” house brand until it are able to reach a critical mass in terms of market share in China, which management believes to be around 5% of the market. This equates to about 1,500,000 units in sales a year. SGOCO is instead focused on driving volume through its proprietary retail channel, SGOCO Club, in order to reach critical mass as rapidly as possible. SGOCO sold approximately 500,000 units in 2009.

Manufacturing

In 2009, SGOCO moved into its new manufacturing facility in Jinjiang city, Fujian province. The facility sits within a large 60-acre area designated “SGOCO Technology Park” with convenient access to nearby airports, river and sea ports, and highways. In addition to housing the factory operation, the facility houses SGOCO’s corporate offices and a warehouse. SGOCO also operates an adjacent dormitory which provides living quarters and meal service to our factory workers and other employees. The factory currently has four monitor/TV production lines with capacity of 400,000 units per month. These are supported by two PCBA (Printed Circuit Board Assembly) production lines, four plastic injection molding lines and four power transformer production lines.

SGOCO designs and manufactures products from PCBA level through product chassis, utilizing world-class tools including SMT (surface mount technology) and plastic injection molding machines. SGOCO also produce several of the key product components including power transformers and its latest development, LED (Light Emitting Diode) backlight assemblies. Only the LCD panels themselves are sourced externally because the significant technology and capital risk associated with being a manufacturer of LCD panels is inappropriate to the SGOCO business model. SGOCO has built out additional space to accommodate an additional four monitor/TV production lines to allow future production capacity to expand to 800,000 units per month. In the future, SGOCO plans to add four SMT lines, four transformer production lines, and four LED backlight module production lines. Coupled with its continued investment in product design, engineering and testing, managment believes SGOCO’s scaleable manufacturing capacity provides it with the ability to keep up with rapidly growing consumer markets while maintaining high product quality.

Product Development

In 2009, SGOCO initiated several product development initiatives aimed at meeting evolving market demand and at cementing its position as a value-priced producer of branded LCD products:

(a)	Manufacturing plan for cost-efficient migration to larger screen sizes for LCD monitors and TVs up to a maximum of 52 inches. Management expects SGOCO’s market’s “sweet-spot” to move for monitors from 19” to 22” in 2009, to 22” to 29” in 2010, and for televisions from 22” to 26” in 2009, to 28” to 32” in 2010.
(b)	Design engineering and testing on several new products for future introduction based on market demand: All-In-One PC (PC integrated into LCD monitor); Internet TV (LCD TV with web browsing capability); Mobile Internet Devices such as Netbooks; Multi-Touch Screen Monitors; E-Readers; 3D LCD TVs; LED-backlit monitors; Large-scale, muti-screen Display Systems for advertising, public announcement, and other institutional uses
(c)	Prototyping its own LED backlight module to replace conventional CFL backlights in a new family of thin LCD monitors. SGOCO also began work on developing a module design suitable for mass production on its existing tools.

SGOCO has historically outsourced a significant portion of its product development to third-party design houses working on a project basis. This has allowed it to control engineering expenses while it increased revenues to a larger base. In 2010 and going forward, management anticipates bringing more of these critical engineering functions in-house. The scale of its future product development allows greater cost-efficiency in-house and also requires more control over its intellectual property.

Liquidity and Capital Resources

In 2009, SGOCO’s aggressive sales and distribution expansion activities, coupled with its investment in a new manufacturing facility within SGOCO Technology Park, resulted in a significant increase in expenses. It met this requirement through a combination of additional capital contributions, bank financing, and government subsidies.

The 55% increase in revenues in 2009 was accompanied by a material slowing of accounts receivable turnover to 5.1x (i.e., 71 days average collection period or “ACP”) from 10.4x (i.e., 35 days ACP) in 2008. This was the result of modifying the previous years’ policy of requiring payment from customers at the time SGOCO ships them products. In 2009, as a means of encouraging more sales, SGOCO began allowing certain customers to defer payment until its products are delivered to them. However, SGOCO maintaineds control over credit quality of its customers and, consequently, its was able to significantly increase sales without experiencing any losses on its accounts receivables.

Honesty Group’s 2009 inventory turnover rate improved significantly to 9.6x (i.e., 38 days on hand or “DOH”) from 6.4x (i.e., 57 DOH) in 2008. This was the result of better coordination between our sales and manufacturing departments and a revamping of its logistics system. The overall cash conversion cycle in 2009 was 109 days (ACP plus DOH). While this represents a reasonable cycle time, SGOCO plans to manage its accounts receivable and inventory within a tighter, 90 to100 days conversion cycle, in the future.

Accounts payable turnover in 2009 was relatively stable at about 20.7x (i.e., 18 days average payment period) compared to the previous year. The relative speed with which SGOCO pays our vendors is largely a function of our desire to maintain continued, timely access to quality supplies of LCD panels, the critical component in all our products. To further ensure LCD panel supply, SGOCO secures allocations of future production by paying advances to key LCD panel suppliers, directly as well as through related entities that serve as our purchasing agents.

Honesty Group’s working capital requirement in 2009 was approximately $10.9 million, broken out as follows:

Increase in accounts receivable (including with related parties)	$11.2 million
Advances to suppliers (including through related parties)	5.7 million
Less: Increase in accounts payable	(1.4 million)
Less: Increase in customer deposits (including through related parties)	(0.7 million)
Less: Increase in taxes payable	(3.9 million)
Less: Decrease in inventory	4.3 million)
Net working capital requirement in 2009	$6.6 million

Also in 2009, SGOCO undertook a significant scale-up of its manufacturing capacity in order to support rapid future growth. This required heavy investment in equipment, building, and the acquisition of land use rights for SGOCO Technology Park. The cash required by this investment program in 2009 was approximately $19.5 million broken out as follows:

Equipment purchases	$5.5 million
Building construction	$8.0 million
Land rights acquisition	$6.0 million
Total investment requirement in 2009	$19.5 million

Honesty Group had sufficient capital resources, both internal and external, to cover its working capital and investment requirements. In addition to our operating profits, it relied upon (a) additional equity contributions from shareholders, (b) a subsidy from the Jinjiang City Government to support technology development and manufacturing; and (c) various short-term lines of credit and trade finance facilities from several commercial banks.

Internal Capital
Net Income	$7.2 million
Depreciation and amortization	0.6 million
External Capital
Equity Contribution	3.1 million
Government Subsidy	3.4 million
Bank Financing (net of Repayments and Cash Collateral Requirements, and including bank financing through Related Parties)	$15.9 million
Total Capital Resources	$30.2 million
Less: Working Capital & Investment Requirement	($26.1) million
Increase in Company Cash	$4.1 million

At the end of 2009, Honesty Group had $1.5 million remaining under its $7.4 million multi-year technology and manufacturing grant from Jinjiang City. Honesty Group also had $36.2 million in approved credit lines with its various banks. Because of our record of growth, profitability, and technology-based manufacturing, management is confident that the Jinjiang City government and its banking group will continue to support us with needed capital resources in the future.

Workforce

Honesty Group had about 400 employees at the end of 2009. Planned manufacturing, engineering and marketing expansion is expected to increase its headcount to around 1,000 by the end of 2010.

Analysis of Operations Results

Comparison of Fiscal Years Ended December 31, 2009 and 2008

Revenue.  Sales increased by $24.08 million, or 55%, to $67.87 million in the year ended December 31, 2009, from $43.79 million in the year ended December 31, 2008. The significant increase in sales was primarily due to increased market share in LCD monitors through additional SGOCO Club retail locations.

Cost of goods sold.  Cost of goods sold increased by $20.05 million, or 53.2%, to $57.76 million in the year ended December 31, 2009 from $37.71 million in the year ended December 31, 2008. The cost of LCD sales is primarily composed of the cost of direct raw materials, direct labor and other overhead expenses. The increase in cost of goods sold was mainly due to the increase in sales volume and a corresponding increase in cost of raw materials to manufacture products.

Honesty Group’s main production materials are LCD panels, main boards, plastic parts, speakers, packing materials, metal parts and cables.

Gross margin.  As a percentage of total sales, the overall gross margin was 14.9% for the year ended December 31, 2009, compared to 13.9% for the same period the previous year. The one percentage point increase in gross margin was primarily due to more efficient cost control and greater pricing power in the distribution channel.

Selling expenses.  In the year ended December 31, 2009, selling expenses were approximately $0.12 million, a decrease of $0.09 million, or 44.6%, from $0.21 million the year before. The decrease was due to reduced export business expenses such as customs fees, docking fees and other export related expenses offset by increased sales and distribution expenses in expanding the network of SGOCO Club retail locations.

General and administrative expenses.  General and administrative expenses amounted to approximately $0.89 million for the year ended December 31, 2009, an increase of approximately $0.33 million, or 58.2% compared to approximately $0.56 million the previous year. The increase also reflected the increase in employee benefits to $0.25 million in fiscal 2009 from $0.20 million in fiscal 2008, a net increase of 25%.

Interest expense.  Net interest expense was approximately US$0.83 million, an increase of US$0.77 million, from US$0.06 million the year before. The increase was due to the increase in debt necessary to support sales growth and investment in new production capacity.

Income before income taxes.  As a result of the foregoing factors, income before tax increased by $2.97 million, or 56.8%, to $8.19 million in the year ended December 31, 2009, compared with $5.22 million for fiscal 2008.

Income taxes.  Income tax was $1.03 million in fiscal 2009 compared with none for fiscal 2008 due to an income tax holiday. Honesty Group had a statutory tax rate of 12.5% for 2009.

Net income.  Net income increased $1.93 million, or 37%, to $7.16 million in fiscal year 2009 from $5.22 million in fiscal year 2008, as a result of the various factors described above. The net income margins were 10.55% and 11.93% for the fiscal year ended December 31, 2009 and 2008, respectively. The lower margin in 2009 was attributable to income taxes from which the Company was exempt in 2008; without the income tax effect, the comparable margin (pre-tax income) in 2009 was 12.1%.

Analysis of Financial Condition

Comparison of Fiscal Years Ended December 31, 2009 and 2008

Honesty Group’s financial condition in 2009 remained relatively strong, due to a conservative capitalization and ample liquidity. Compared to 2008, Honesty Group experienced a slight weakening in capitalization and liquidity measures due to its rapid sales growth, newly developing retail distribution channels, and capital investment program. These business factors led Honesty Group to extend our receivables payment terms, make significant cash investments in long-term productive assets, and take on more debt.

	FY 2009	FY 2008
Cash (including restricted cash)	$11.4 million	$0.5 million
Current Ratio (Current assets/Current liabilities)	1.16	1.70
Operating Leverage (Fixed assets/Total assets)	0.30	0.21
Debt	$38.6 million	$8.7 million
Net Debt (Debt less cash)	$27.2 million	$8.2 million
Debt Leverage (Debt/Equity)	1.21	0.40
Equity Gearing (Equity/Total assets)	0.40	0.54

Honesty Group’s plan is to increase liquidity and equity capitalization during 2010 through continued profitability and through an increase capital, by issuing capital stock, an acquisition or other transaction.

Off-balance Sheet Arrangements

Honesty Group does not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financials partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

Quantitative and Qualitative Market Risks

Interest Rate Risk.  Honesty Group is exposed to interest rate risk due primarily to its short-term bank loans. Although the interest rates are fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal. It monitors interest rates in conjunction with its cash requirements to determine the appropriate level of debt balances relative to other sources of funds. Honesty Group has not entered into any hedging transactions in order to reduce exposure to interest rate risk.

Foreign Exchange Risk.  The value of the Chinese RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the RMB has no longer been pegged to the dollar. Although the People’s Bank of China, China’s central bank, regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the Dollar in the medium to long term. Moreover, it is possible that in the future, PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of Honesty Group’s earnings and cash assets are denominated in RMB, but its reporting currency is the U.S. Dollar, fluctuations in the exchange rate between the dollar and the RMB will affect its balance sheet and its earnings per share in Dollars. In addition, appreciation or depreciation in the value of the RMB relative to the Dollar would affect our financial results reported in Dollar terms without giving effect to any underlying change in our business or results of operations.

Very limited hedging transactions are available in China to reduce exposure to exchange rate fluctuations. To date, Honesty Group has not entered into any hedging transactions in order to reduce its exposure to foreign currency exchange risk. While Honesty Group may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and it may not be able to successfully hedge its exposure at all. In addition, foreign currency exchange losses may be magnified by PRC exchange control regulations that restrict Honesty Group’s ability to convert RMB into foreign currencies.

Inflation.  Inflationary factors, such as increases in the cost of raw materials and components and overhead costs, could impair Honesty Group’s operating results. Although Honesty Group does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on its ability to maintain current levels of gross margin and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.

INFORMATION ABOUT THE SPAC

Overview

We are a blank check company incorporated under the laws of the Cayman Islands on July 18, 2007. We were formed to acquire one or more operating businesses through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements having its primary operations in the People’s Republic of China, or PRC. SPAC has neither engaged in any operations nor generated any revenues from operations to date. To date, our efforts have been limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations, including the proposed acquisition of Honesty Group.

Automatic Liquidation and Dissolution If No Business Combination

We entered into a letter of intent with respect to the Acquisition on July 31, 2009, and signed the Share Exchange Agreement as of February 12, 2010. If the Acquisition Proposal and Warrant Amendment Proposal are not approved or are approved but we fail to consummate the Acquisition by March 12, 2010, and the date is not extended by a vote of shareholders, we are required by the SPAC Charter to liquidate and dissolve and to distribute to our public shareholders the amount in the Trust Account, including all the accrued interest not previously released to us, plus any remaining net assets, subject to possible claims. We estimate the costs to dissolve and liquidate to be between $75,000 and $125,000. The SPAC currently does not have this amount of cash and has relied on shareholder loans to fund working capital needs. If we were required to dissolve, we would need to seek funds from our Sponsors to pay the costs of dissolution, none of whom are obligated to provide us with such funds. Following dissolution, we would no longer exist as a corporation.

SPAC’s MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a blank check company incorporated under the laws of the Cayman Islands on July 18, 2007. We were formed to acquire one or more operating businesses through a merger, stock exchange, asset acquisition or similar business combination or control through contractual arrangements having its primary operations in the People’s Republic of China, or PRC. We will not seek to acquire a business with its primary operations outside of the PRC.

The SPAC has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China. Pursuant to the SPAC Charter, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010. However, if we anticipate that we will not be able to consummate a business combination by March 12, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until March 12, 2011. In order to extend the period of March 12, 2011, (i) public shareholders must approve the extension and (ii) public shareholders owning no more than one share less than 30% of the shares sold in this offering may have exercised their redemption rights.

Results of Operations for the Six Month Period ended December 31, 2009

We incurred a net loss of $189,707 for the six month period ended December 31, 2009 due to both a decrease in the interest earned on the Trust Account which did not exceed our expenses for the period, and an increase in expenses related to professional services.

Overall, for the six month period ended December 31, 2009, we incurred $25,002 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of $150,618.

For the six months ended December 31, 2009, our Trust Account earned interest of $30,913 and our funds outside of the trust account did not earn interest income.

Results of Operations for the Six Month Period ended December 31, 2008

We reported a net income of $225,055 for the six month period ended December 31, 2008.

Overall for six month period ended December 31, 2008, we incurred $25,002 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of $40,702.

For the six months ended December 31, 2008, our trust account earned interest of $335,759.

Results of Operations for the Six Month Period ended June 30, 2009

We incurred a net loss of $87,677 for the six month period ended June 30, 2009 due to both a decrease in the interest earned on the Trust Account which did not exceed our expenses for the period, and an increase in expenses related to professional services. Until we enter into a business combination, we will not have any operating revenues.

Overall, for the six month period ended June 30, 2009, we incurred $25,002 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of $114,868.

For the six months ended June 30, 2009, our trust account earned interest of $97,193 and our funds outside of the trust account did not earn interest income.

Results of Operations for the Six Month Period ended June 30, 2008

We had a net gain of $11,449 for the six months period ended June 30, 2008.

Overall for six month period ended June 30, 2008, we incurred $16,668 of insurance expense from the amortization of our pre-paid D&O insurance policy, $45,000 of rent expense and other operating costs of $94,193.

Results of Operations for the Year Ended December 31, 2008

We reported net income of $236,505 for the year ended December 31, 2008 due to interest earned on the trust account. Until we enter into a business combination, we will not have any operating revenues.

For the year ended December 31, 2008, we incurred $37,503 of insurance expense from the amortization of our pre-paid D&O insurance policy, $97,500 of rent, administrative services and secretary support expense and other operating costs of $132,384.

For the year ended December 31, 2008, our trust account earned gross interest of $510,361. $239,110 of this interest was withdrawn from the trust account to fund working capital and $271,251 remained in the trust account.

Results of Operations for the Year Ended December 31, 2007

We reported a net loss of $21,736 for the year ended December 31, 2007 due to start-up expenses. Until we enter into a business combination, we will not have any operating revenues.

For the year ended December 31, 2007, we incurred $15,000 of rent as well as formation and administrative costs of $6,736.

For the year ended December 31, 2007, we did not earn any interest from our trust account.

For the six months ended June 30, 2008, our trust account earned interest of $173,106.

Liquidity and Capital Resources

On March 7, 2008, we completed a private placement of 1,550,000 warrants to AEX Enterprises Limited, a company controlled by Elizabeth R. Hambrecht, wife of Robert Eu, one of our founders and our Chairman, Chief Financial Officer and Secretary, and William R. Hambrecht, Robert Eu’s father-in-law, W.R. Hambrecht + Co., LLC and the Hambrecht 1980 Revocable Trust, each an entity controlled by William Hambrecht, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr., and Marbella Capital Partners Ltd., a company owned by John Wang, our Chief Executive Officer, and received net proceeds of $1,550,000. On March 12, 2008, we consummated our initial public offering of 4,000,000 units. On March 31, 2008, the underwriters of our initial public offering exercised their over-allotment option, for a total of an additional 239,300 units (over and above the 4,000,000 units sold in the initial public offering) for an aggregate offering of 4,239,300 units. Each unit in the public offering consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $5.00. Our common stock and warrants started trading separately as of April 9, 2008.

The net proceeds from the sale of our warrants and units, after deducting certain offering expenses of approximately $2,784,873, including underwriting discounts of approximately $2,374,008, were approximately $32,679,527. Approximately $33,527,396 of the proceeds from the initial public offering and the private placement was placed in a trust account for our benefit. The trust account contains $1,187,004 of the underwriter’s compensation which will be paid to them only in the event of a business combination. The remaining $339,135 will not be held in the trust account. Except for up to $700,000 (plus up to and additional $350,000 if approved by our shareholders in connection with the extension of the period in which we must complete our initial business combination to March 12, 2011) in interest that is earned on the funds contained in the trust account that may be released to us to be used as working capital, we will not be able to access the amounts held in the trust until we consummate a business combination. The amounts held outside of the trust account are available to be used by us to provide for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. From July 18, 2007 (the date of our inception) through December 31, 2009, we had operating expenses of $672,112. From January 1, 2009 through December 31, 2009, we had operating expenses of $382,990. The net proceeds deposited into the trust account remain on deposit in the trust account earning interest. Other than $700,000 (or $1,050,000 if approved by our shareholders) in interest which we may use to fund working capital, the amounts held in the trust account may only be used by us upon the consummation of a business combination. As of December 31, 2008, we had $33,798,651 held in the trust account and as of December 31, 2009 there was $33,848,881 held in the trust account, which includes deferred underwriting fees of $1,187,004. Additionally, as of

December 31, 2009, we had $17,568 outside the trust account to fund our working capital requirements. Through December 31, 2009, approximately $317,000 of interest earned on the trust account balance has been released to us for working capital purposes.

We will use substantially all of the net proceeds of our initial public offering to acquire one or more target businesses, and will use a portion of the interest earned on the trust account together with the funds not held in trust to identify and evaluate prospective target businesses, to select one or more target businesses, and to structure, negotiate and consummate the business combination. We do not believe we will need to raise additional funds following our initial public offering in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds were required to consummate a business combination. Such debt securities may include a working capital revolving debt facility or a longer term debt facility. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of a business combination.

Commencing on November 15, 2007, we began incurring a fee of approximately $7,500 per month for office space.

Off-Balance Sheet Arrangements

We have never entered into any off-balance sheet financing arrangements and have never established any special purpose entities. We have not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

We do not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

BENEFICIAL OWNERSHIP OF SECURITIES

Ownership of SPAC Shares and Warrants Before the Proposed Acquisition

The following table sets forth information regarding the beneficial ownership of our ordinary shares and warrants as of February 8, 2010 by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares; (ii) each of our officers and directors; and (iii) all our officers and directors as a group. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Each shareholder’s beneficial ownership is based on 5,299,125 ordinary shares of the SPAC outstanding as of February 8, 2010. Each warrantholder’s beneficial ownership is based on 5,789,300 warrants outstanding as of February 8, 2010. Information about other holders of 5% or more of the outstanding Public Warrants is not publically available since the warrants are not currently exercisable and, thus, not reportable with the beneficial ownership of SPAC Shares.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of ordinary shares beneficially owned by them. The number of shares beneficially owned shown in the following table does not include the private warrants or the public warrants.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Approx. Percentage of Outstanding Ordinary Shares(2)	Number of Warrants Beneficially Owned	Approximate Percentage of Outstanding Warrants(2)
John Wang(3)	270,000	5.1%	200,000	3.5%
Robert Eu(4)	261,608	4.9%	441,667	7.6%
Stephen N. Cannon(5)	173,275	3.3%
David, Hao Wu	—	—
Hong Xiang Liu	—	—
William R. Hambrecht(6)	354,941	6.7%	908,334	15.7%
W.R. Hambrecht + Co., LLC(7)	178,275	3.4%	25,000	*
Shea Ventures LLC(8)	88,333	1.7%	441,667	7.6%
Marbella Capital Partners Ltd.(9)	40,000	*	200,000	3.5%
AEX Enterprises Limited(10)	88,333	1.7%	441,667	7.6%
Hambrecht 1980 Revocable Trust(11)	88,333	1.7%	441,667	7.6%
Integrated Core Strategies (US) LLC(12)	520,500	9.8%
Genesis Capital Advisors LLC(13)	367,500	6.9%
Bulldog Investors(14)	452,098	8.5%
Yakira Partners, L.P.(15)	284,225	5.4%
Loeb Partners Corporation(16)	456,323	8.6%
All directors and executive officer as a group (4 individuals)	531,608	10.0%

*	Less than 1%
(1)	Except as otherwise provided below, the address for each of our beneficial owners is 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong.
(2)	The beneficial ownership percentages are based on the 5,299,125 outstanding SPAC Shares and 5,789,300 outstanding warrants, as applicable, as of February 8, 2010.
(3)	Includes the ordinary shares and warrants held by Marbella Capital Partners Ltd., as applicable.
(4)	Includes ordinary shares and warrants held by AEX Enterprises Limited, as applicable.
(5)	The ordinary shares beneficially owned by Stephen N. Cannon are held by the Cannon Family Irrevocable Trust, of which Mr. Cannon is the sole trustee.
(6)	Consists of ordinary shares and warrants held by W.R. Hambrecht + Co., LLC, AEX Enterprises Limited and the Hambrecht 1980 Revocable Trust, as applicable.

(7)	William R. Hambrecht is the controlling person of W.R. Hambrecht + Co., LLC. Its address is Pier 1, Bay 3, San Francisco, CA 94111.
(8)	Edmund H. Shea Jr. is the controlling person of Shea Ventures LLC. Its address is P.O. Box 489, 655 Brea Canyon Rd, Walnut, CA 91788.
(9)	John Wang is the controlling person of Marbella Capital Partners Ltd.
(10)	Elizabeth B. Hambrecht, Robert Eu’s wife, and William R. Hambrecht control AEX Enterprises Limited. Its address is Suite 802, 8/F AIA Tower, 183 Electric Road, North Point, Hong Kong.
(11)	William R. Hambrecht is the trustee of the Hambrecht 1980 Revocable Trust. Its address is Pier 1, Bay 3, San Francisco, CA 94111.
(12)	Based on a Schedule 13G/A filed on January 29, 2009. The business address of Integrated Core Strategies (US) LLC is c/o Millennium Management, LLC 666 Fifth Avenue 8th Floor, New York, NY 10103. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies. Israel A. Englander is the managing member of Millennium Management. Consequently, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.
(13)	Based on a Schedule 13G/A filed on February 17, 2009. The business address of Genesis Capital Advisors LLC is 255 Huguenot Street, Suite 1103, New Rochelle, NY 10801. Jaime Hartman, Ethan Benovitz and Daniel Saks are the managing members of Genesis. As a result, Messrs. Hartman, Benovitz and Saks may be deemed to have shared voting control and investment discretion over securities deemed to be beneficially owned by Genesis.
(14)	Based on a Schedule 13G/A filed on February 8, 2010. The business address of Bulldog Investors is Park 80 West, Plaza Two, Saddle Brook, NJ 07663. Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.
(15)	Based on a Schedule 13G filed on October 21, 2009. The business address of Yakira Partners, L.P. is 991 Post Road, East Westport, CT 06880. Bruce M. Kallins is the managing member of Yakira Partners, L.P. and directs its operations. As a result, Mr. Kallins may be deemed to beneficially own the shares beneficially owned by Yakira Partners, L.P.
(16)	Based on a Schedule 13G filed on February 12, 2010. The business address of Loeb Capital Partners is 61 Broadway, 24th Floor, New York, NY 10006. Loeb Arbitrage Management, LLC (“LAM”), a Delaware limited liability company, beneficially owns 79,077 ordinary shares. LAM is a registered investment adviser. LAM may invest on behalf of itself and clients for which it has investment discretion. Loeb Arbitrage Fund (“LAF”), a New York limited partnership, beneficially owns 367,534 ordinary shares. LAF’s general partner is Loeb Arbitrage Management, LLC. Loeb Offshore Fund Ltd. (“LOF”), a Cayman Islands exempted company, beneficially owns 37,261 ordinary shares. LOF’s registered investment advisor is Loeb Offshore Management, LLC.

All 1,059,825 SPAC Shares owned by our founders have been placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement described below under “Certain Relationships and Related Transactions.”

Ownership of the Combined Company After the Proposed Acquisition

The following table sets forth information with respect to the benefit ownership of the Combined Company’s ordinary shares and warrants immediately after the consummation of the Acquisition by each person who is known by the SPAC to beneficially own more than 5% of the SPAC’s ordinary shares, each officer, each director and all officers and directors as a group, after giving effect to the Acquisition.

Each shareholder’s beneficial ownership is based on 12,799,125 ordinary shares of the SPAC outstanding as of February 8, 2010, and assuming none of the 5,800,000 shares of the SPAC which are issued contingent upon meeting the Earn-Out Milestones has been issued in the proposed Acquisition, and further assuming that none of the SPAC’s public shareholders owning shares issued by SPAC in its initial public offering vote against the acquisition and exercise their redemption rights. Each warrantholders beneficial ownership is based on 5,789,300 warrants outstanding as of February 8, 2010, and assumes no Public Warrants are redeemed. Information about other holders of 5% or more of the outstanding Public Warrants is not publically available, since the warrants are not currently exercisable.

Name and Address of Beneficial Owner(1)	Number of Ordinary Shares Beneficially Owned	Approx. Percentage of Outstanding Ordinary Shares(2)	Number of Warrants Beneficially Owned	Approximate Percentage of Outstanding Warrants
Sun Zone Investments Limited(2)	6,800,000	50.9%
Sze Kit Ting(2)	1,700,000	12.7%
John Wang(3)	158,815	1.2%	200,000	3.5%
Robert Eu(4)	102,919	*	441,667	7.6%
Stephen N. Cannon(5)	152,881	1.2%
David, Hao Wu	—	—
Hong Xiang Liu	—	—
William R. Hambrecht(6)	208,778	1.6%	908,334	15.7%
W.R. Hambrecht + Co., LLC(7)	104,862	*	25,000	*
Shea Ventures LLC(8)	51,958	*	441,667	7.6%
Marbella Capital Partners Ltd.(9)	23,252	*	200,000	3.5%
AEX Enterprises Limited(10)	51,958	*	441,667	7.6%
Hambrecht 1980 Revocable Trust(11)	51,958	*	441,667	7.6%

(1)	Except as otherwise provided below, the address for each of our beneficial owners is 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong.
(2)	Sun Zone Investments Limited is a British Virgin Islands corporation formed for the purpose of holding his stock in Honesty Group by Mr. Tin Man Or, current director of Honesty Group and father of Burnette Or, the Chairman, and Mr. Sze Kit Ting and the address for both is c/o Company Kit Secretarial Services Limited, Unit A 14/F Shun On Commercial Building, 112-114 Des Voeux Road Central, Hong Kong.
(3)	Includes the ordinary shares and warrants held by Marbella Capital Partners Ltd., as applicable.
(4)	Includes ordinary shares and warrants held by AEX Enterprises Limited, as applicable.
(5)	The ordinary shares beneficially owned by Stephen N. Cannon are held by the Cannon Family Irrevocable Trust, of which Mr. Cannon is the sole trustee.
(6)	Consists of ordinary shares and warrants held by W.R. Hambrecht + Co., LLC, AEX Enterprises Limited and the Hambrecht 1980 Revocable Trust, as applicable.
(7)	William R. Hambrecht is the controlling person of W.R. Hambrecht + Co., LLC. Its address is Pier 1, Bay 3, San Francisco, CA 94111.
(8)	Edmund H. Shea Jr. is the controlling person of Shea Ventures LLC. Its address is P.O. Box 489, 655 Brea Canyon Rd, Walnut, CA 91788.
(9)	John Wang is the controlling person of Marbella Capital Partners Ltd.
(10)	Elizabeth B. Hambrecht, Robert Eu’s wife, and William R. Hambrecht control AEX Enterprises Limited. Its address is Suite 802, 8/F AIA Tower, 183 Electric Road, North Point, Hong Kong.
(11)	William R. Hambrecht is the trustee of the Hambrecht 1980 Revocable Trust. Its address is Pier 1, Bay 3, San Francisco, CA 94111.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation of Directors and Officers

To date, none of the officers or directors of the SPAC have received compensation for their services as such. To date, none of Mr. Burnette Or or the directors of Honesty Group have received compensation for their services as such and none of the officers of Honesty Group or the Target have received compensation for their services in excess of $100,000 a year.

Services Agreement

Pursuant to a Services Agreement between the Company and Hambrecht Eu Capital Management LLC (“Hambrecht Eu Capital”), the Company has agreed to pay Hambrecht Eu Capital, a company owned and managed by Robert Eu, the Company’s Chairman of the Board, $7,500 per month for office space and general and administrative services including secretarial support. The Services Agreement commenced on November 15, 2007, and will continue until: (i) the consummation by the Company of a business combination; (ii) 18 months from the IPO if the Company does not effect a business combination; (iii) 24 months from the IPO if a letter of intent, agreement in principle or definitive agreement, has been executed within 18 months from the IPO and the Company has not effected a business combination; or (iv) 36 months from the IPO if an extension has been approved by the Company’s shareholders under certain circumstances. This Agreement will be terminated upon the closing of the Acquisition.

Revolving Credit Agreement and Promissory Note

Pursuant to a revolving credit line and accompanying promissory note, Robert Eu, the Company’s Chairman of the Board, provided to the Company advances totaling approximately $282,000 to pay a portion of the expenses of the IPO for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The note was payable on demand with interest at 4% per annum. The note, plus interest of approximately $5,000, was repaid out of the proceeds of the IPO on March 12, 2008.

On January 18, 2010, Marbella Capital and AEX Capital, entities controlled by John Wang, our CEO, and Robert Eu, our Chairman, have each provided a $50,000 loan to fund working capital. If company liquidated, these shareholder loans will not likely be repaid. In addition, officers and directors of the SPAC or their affiliates have made additional advances to fund the working capital to the SPAC in the amount of $33,890 at December 31, 2009.

Warrant Purchase Agreement

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, and the Hambrecht 1980 Revocable Trust, companies controlled by Elizabeth R. Hambrecht, wife of Robert Eu, one of the Company’s founders and the Company’s Chairman, and William R. Hambrecht, Robert Eu’s father-in-law, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr. and Marbella Capital Partners Ltd., a company controlled by John Wang, our Chief Executive Officer, purchased an aggregate of 1,550,000 warrants at a price of $1.00 per warrant pursuant to a Warranty Purchase Agreement in the Private Placement immediately prior to the IPO (“private placement warrants”). The proceeds from the sale of the private placement warrants were added to the proceeds from the IPO to be held in the Trust Account pending the Company’s consummation of a business combination. If the Company does not complete a business combination that meets the criteria described in the IPO, then the $1,550,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

Securities Escrow Agreement

On March 7, 2008, John Wang, Robert J. Eu, the Cannon Family Irrevocable Trust, AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC, and Marbella Capital Partners Ltd. placed the ordinary shares and warrants they owned before the IPO and the private placement warrants into an escrow account maintained by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions for transfers (e.g., to an affiliate or a member of the holder’s immediate family), and the possible forfeiture of shares for cancellation by us, these securities will not be transferable during the escrow period and will not be released from escrow until (i) with respect to the shares, one year after the consummation of a business combination, and (ii) with respect to the warrants, upon consummation of a business combination. The ordinary shares held in the escrow account will only be released prior to this date if following a business combination we engage in a subsequent transaction resulting in all shareholders having a right to exchange their shares for cash or other consideration.

Registration Rights Agreement

Pursuant to a Registration Rights Agreement between the Company and John Wang, Robert Eu, the Cannon Family Irrevocable Trust, AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC, and Marbella Capital Partners Ltd., pre-IPO shareholders, the holders of the private placement warrants, and their permitted transferees will be entitled to certain registration rights. Specifically, (i) the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights immediately after the consummation of a business combination; and (ii) the pre-initial public offering shareholders ordinary shares will be entitled to certain registration rights one year from the consummation of a business combination. We are only required to use our best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, only to use our best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of our ordinary shares or any voting rights until such holders exercise their respective warrants and receive ordinary shares. Certain persons and entities that receive any of the above described securities from our pre-initial public offering shareholders will, under certain circumstances, be entitled to the registration rights described herein. We will bear the expenses incurred in connection with the filing of any such registration statements. In the event that we breach our obligations under the registration rights agreement, we could be obligated to purchase the securities owned by our founders for the then fair market value of the securities

Right of First Refusal and Corporate Opportunities Agreement

Each of AEX Enterprises Limited and Marbella Capital Partners, which are both privately held companies owned and/or controlled by our officers and directors, entered into a Right of First Refusal and Corporate Opportunities Agreement with us that provides that, commencing on March 7, 2008, and extending until the earlier of the closing of our initial business combination, or our liquidation, we will have the first opportunity to consider any business opportunity operating with a target business having its primary operations in the PRC. Any decision we make to release either entity to pursue any corporate opportunity would require the vote of a majority of our disinterested directors. Neither of the agreements may be amended to accelerate its termination without the approval of holders of a majority of our outstanding ordinary shares.

Warrants to Purchase Shares in the Combined Company

On February 16, 2009, Honesty Group engaged RedBridge Group Ltd. (“RedBridge”) as its exclusive financial advisor in connection with various alternative transactions including the Acquisition. As part of that engagement and in consideration of RedBridge’s services, Honesty Group agreed to provide warrants (the “RedBridge Warrants”) to purchase shares equal to three percent (3%) of the shares of the Combined Company. The RedBridge warrants will have a “cash or cashless exercise” provision and will be transferable to RedBridge directors, officers, employees, agents and affiliates. The RedBridge Warrants will be issued upon consummation of the Acquisition and will be immediately exercisable with a term of seven years from the closing date of the Acquisition at the same per share price as the SPAC Shares issued in connection with the Acquisition.

Honesty Group Transactions with Affiliates and Employees

Mr. Tin Man Or owns Sun Zone Investments Limited, a British Virgin Islands corporation, that owns 80% of the outstanding stock of Honesty Group. Sun Zone Investments Limited is also the parent company of Mosview Technology Group Ltd. (“Mosview”) and BORO (Fujian) Electronic Co., Ltd. (“BORO”). Honesty Group has conducted business with Mosview and BORO in the ordinary course of business. See Note 13 to the Notes to Consolidated Financial Statements of Honesty Group.

Mr. Tin Man Or and Mr. Burnette Or have guaranteed certain indebtedness of Guanke to various banks under lines of credit. In addition, Guanke borrowed $190,411 for working capital needs from Mr. Burnette Or, which is payable on demand and without interest.

Mr. Wen Pu Or, Guanke’s Vice President of Business Affairs, has granted Guanke an oral license to use certain patent pending technology and agreed to transfer the patents to Guanke without charge after the patent registration is complete.

Mr. Burnette Or and Mr. Robert Lu have letter agreements with Guanke with respect to their employment. See information under the heading “Information about Honesty Group — Employment Agreements”.

DIRECTORS AND MANAGEMENT OF COMBINED COMPANY

If the Acquisition Proposal and the Acquisition is consummated, Robert Eu, who is currently the Chairman of our Board of Directors, will remain as a director of the Combined Company. John Wang, our CEO, and Hong Xiang Liu, will resign as of closing. David, Hao Wu, currently our Chief Financial Officer and Executive Vice President of Marbella Capital Partners, an entity controlled by our director John Wang, will be elected as a director of the Combined Company effective as of the closing of the Acquisition. Also, effective as of the closing of the Acquisition, our board of directors will appoint the following individuals at the request of Honesty Group: Burnette Or, Tin Man Or, Weiwei Shangguan, Frank Wu, and PikYue Teresa Hon to serve as our directors. Effective as of the closing, the following individuals will serve as executive officers of the Combined Company: President — Burnette Or, and Chief Executive Officer — Robert Lu. After the closing of the Acquisition, the Combined Company will recruit and hire a chief financial officer with knowledge and experience in U.S. GAAP and U.S. public company reporting requirements.

The following is the age, position, and biographical information of our anticipated board of directors and executive officers following the consummation of the Acquisition. Each of these individuals, if appointed, will serve in their respective positions until their successors are duly elected or appointed and qualified.

Name	Age	Position
Robert Lu	47	Chief Executive Officer
Burnette Or	43	President and Director
Tin Man Or	67	Director
Weiwei Shangguan	37	Director
Frank Wu	38	Director
PikYue Teresa Hon	37	Director
David, Hao Wu	35	Director
Robert Eu	47	Director

Robert Lu, Chief Executive Officer. Mr. Lu has been the Chief Executive Officer of Guanke since October 19, 2009. Mr. Lu has over 20 years experience in the display industry in China and North America. Prior to joining SGOCO in 2009, Mr. Lu served as vice general manager at TPV technology group (the world’s largest LCD monitor and LCD TV manufacturer) China operations, responsible for AOC products sales, marketing, and OEM business development. Before 2004, Mr. Lu held various top management positions at TPV technology group North America operations in executive staff, product development, customer service, field marketing, OEM, e-commerce business development and corporate marketing. From 1992 to 1994, Mr. Lu worked as the special assistant of VP at TPV China manufacturing facility in charge of product development and quality assurance. Mr. Lu also held management positions at PCTEL, DSI and Janjing Electronic Engineering Research Institute. Mr. Lu earned a bachelor’s degree in Space Physics from National Wuhan University and a masters’ degree in Electrical Engineering from the City University of New York in the United States.

Burnette Or, President and Director. Mr. Or is a seasoned IT entrepreneur with experience in sales, marketing, business development and investment and finance in China and the U.S. Mr. Or started his career in the manufacturing division of Hewlett Packard where he worked from 1989 to 1997. From 1997 to 2005, Mr. Or served as Chief Representative of China region for Chuntex Electronics Co. (Taiwan), maker of “CTX” brand of LCD monitors and is instrumental in establishing CTX as top market participant in China.

He holds bachelors and masters of science degrees in electrical engineering from Oregon State University in the United States. Mr. Burnette Or is the son of Tin Man Or.

Tin Man Or, Director, has over 35 years of experience in manufacturing industry. He was a teacher of Jinjiang Yinling Elementary School from 1963 to 1973. From 1974 to 1980, he served as engineer in a textile company in Hong Kong. After that, he worked as general managers in Hong Kong Dong Sheng Trading Co., Ltd., Hong Kong Di Gao Trading Co., Ltd., and Hong Kong Run Feng Group Co., Ltd. Mr. Or has served as general manager of Honesty Group since 2005. Mr. Tin Man Or owns Sun Zone Investments Limited, which owns 80% of the outstanding stock of Honesty Group. Sun Zone Investments Limited is also the parent company of Mosview Technology Group Ltd., a PRC company that owns BORO (Fujian) Electronic Co., Ltd., a supplier to the Target. See “Certain Relationships and Related Transactions” below.

Weiwei Shangguan, Director. Ms. Shangguan worked with China Ping’ Au Insurance Co., Ltd., Yichuang Branch as claim management manager from 1995 to 2000. She worked as deputy general manager with New China Life Insurance Co., Ltd. Wuhan Branch from 2000 to 2002. After leaving the insurance industry, she served as assistant to chairman of the board of Beijing Kangdi Pharmacy Eo., Ltd. for two years and, from 2004 to 2006, as deputy general manager and vice president of ADI Cheng Zhou Technology Co., Ltd., a leading monitor manufacturer. Ms. Shangguang holds a bachelors degree in accounting from Hu Bei University. Ms. Shangguang joined Honesty Group as director in 2006.

Frank Wu, Director. Mr. Wu is currently the director of the sales department for Massachusetts Mutual Life Insurance Co. where he is responsible for Massachusetts Mutual Life Insurance Co.’s sale model design. Prior to his current position, Mr. Wu served as the director of the accounting department for the Beijing Branch of Anbang Insurance Co. from 2005-2007. While with Anbang Insurance Co. Mr. Wu was responsible for managing Anbang’s financial affairs in the Beijing area. Mr. Wu holds a Bachelor of Arts degree in business management from Bei Fang Technology University.

PikYue Teresa Hon, Director. Ms. Hon has been the IC Design Manager for Integrated Device Technology, Inc. since March 2008. From May 1998 until her elevation to IC Design Manager, Ms. Hon served as a Senior IC Designer for Integrated Device Technology, Inc. During her time with Integrated Device Technology, Inc. Ms. Hon has developed and designed chips and other components in the PC clock industry. Ms. Hon holds a Bachelor of Science degree in electrical engineering from University of California, Davis, and a Master of Science in electrical engineering from Santa Clara University.

David, Hao Wu, Director. Mr. Wu will be elected to the Board of Directors as a designee of the Sponsors. He has been the Executive Vice President of Marbella Capital Partners, a boutique California/Shanghai based investment and advisory company that focuses on investing on Chinese deals in the growth and late stage, since January 2008. Prior to that, he was the finance director in B&Q Holding Co. Ltd., a leading home improvement retail company in China, from July 2006 until December 2007. Prior to B&Q, Mr. Wu worked for Fortune Tech Group Co., Ltd. as the finance director from March 2004 until June 2006. He started his career in Unilever China as a management trainee. David holds a Bachelor of Science degree from the management school of Shanghai Jiao Tong University. John Wang, our Chief Executive Officer and a director of HMAUF, controls Marbella Capital Partners.

Robert Eu, Director. Mr. Eu has been our Chairman of the Board and a director since our inception. He was our Secretary and Chief Financial Officer until September 4, 2009. Since 1998, Mr. Eu has served as a Managing Director for W.R. Hambrecht + Co., LLC (“WR Hambrecht + Co”) a San Francisco-based investment bank. Mr. Eu founded WR Hambrecht + Co’s investment banking practice in Asia in 2003. Prior to WR Hambrecht + Co, Mr. Eu was a Managing Director of H&Q Asia Pacific from 1992 until 1998, an affiliate of Hambrecht & Quist, where he co-founded its Hong Kong office and China investment practice. In 1996, Mr. Eu led the buy-out and de-listing of Eu Yang Sang (Hong Kong) Limited, a manufacturer and retailer of traditional Chinese medicine, from the Hong Kong stock exchange and the company is now listed on the Singapore Stock Exchange (SGX:EYSI). Mr. Eu has been a director of Eu Yang Sang since 1997 and became non-executive chairman of the Board on January 1, 2010. Mr. Eu has been a director and the Chairman of AEX Enterprises Limited (“AEX Enterprises”) since 2003. AEX Enterprises’ primary operating subsidiary is Boom Securities (H.K.) Limited (“Boom Securities”). Boom Securities is a licensed broker/dealer regulated by the Securities and Futures Commission (SFC) of Hong Kong and headquartered in Hong Kong. Mr. Eu worked for Citibank from 1987 until 1992 in the Private Banking Group in Hong Kong. Mr. Eu is a graduate of Northwestern University with a B.A. in History.

DESCRIPTION OF SHARE CAPITAL

General

Our authorized capital consists of 50,000,000 ordinary shares, $0.001 par value, and 1,000,000 shares of undesignated preferred shares, $0.001 par value. We had 5,299,125 ordinary shares issued and outstanding as of January 31, 2010, which includes up to 1,271,789 IPO shares subject to possible redemption. No preferred shares are issued and outstanding. The following description summarizes the material terms of our capital securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to the SPAC Charter, which is filed as an exhibit to the Company’s registration statement, and to the applicable provisions of Cayman Islands Law.

Units

Public Shareholders’ Units

Each unit consists of one ordinary share and one warrant. Each warrant entitles the holder to purchase one ordinary share. The ordinary share and warrant comprising the units began separate trading on April 9, 2008. We announced that the ordinary shares and warrants underlying the units began trading separately in a press release dated April 8, 2008. We also filed a Current Report on Form 8-K announcing separate trading and attaching the press release on April 9, 2008.

Underwriter’s Option to Purchase Units

In connection with its IPO, we issued the representative of our underwriters the option to acquire 280,000 Units, each consisting of on ordinary share and one warrant. The ordinary shares and warrants which would be issued upon exercise of the option for the Units have the same terms and conditions as the public shareholder’s ordinary shares and Public Warrants. The option is exercisable at $10.00 per Unit.

Ordinary Shares

As of January 31, 2010, there were 5,299,125 ordinary shares outstanding. Except for such voting rights that may be given to one or more series of preferred shares issued by the board of directors pursuant to the blank check power granted by our articles of association or required by law, holders of ordinary shares will have exclusive voting rights for the election of our directors and all other matters requiring shareholder action. Holders of ordinary shares are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. After a business combination is concluded, if ever, and upon our subsequent dissolution, our shareholders will be entitled to receive, pro rata, all assets remaining available for distribution after payment of all liabilities and provision for the liquidation of any shares of preferred shares at the time outstanding. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

In connection with the vote required for the extended period or our initial business combination, our pre-IPO shareholders and directors have agreed to vote the ordinary shares owned by them immediately before the IPO in accordance with the majority of the ordinary shares voted by the public shareholders. Furthermore, our pre-IPO shareholders and directors have agreed that they will vote any ordinary shares acquired by them in or after IPO in favor of the extended period or a proposed business combination. As a result, if any of such parties acquire shares in or after the IPO, they must vote in favor of the extended period or proposed business combination with respect to those shares, and will therefore waive the right to exercise the redemption rights granted to public shareholders. A quorum for the transaction of business at the extraordinary general meeting is the presence in person or by proxy or by corporate representative of two (2) members representing not less than one-third in nominal value of all issued and outstanding shares. Our pre-IPO shareholders and directors have agreed to act together for the purpose of voting our shares. If any matters are voted on by our shareholders at an annual or special meeting, our pre-IPO shareholders and directors may vote all their shares, whenever acquired, as they see fit.

On consummation of an initial business combination, the underwriters will receive the deferred underwriting discounts and commissions held in the Trust Account less the portion of such deferred underwriting discounts and commissions paid to redeeming shareholders. If we do not complete an initial business combination and the trustee must therefore distribute the balance in the Trust Account on our liquidation, the underwriters have agreed (i) to forfeit any rights or claims to the deferred underwriting discounts and commissions, together with any accrued interest thereon, in the Trust Account and (ii) that the trustee is authorized to distribute the deferred underwriting discounts and commissions, together with any accrued interest thereon, net of income and franchise taxes payable on such interest, to the public shareholders on a pro rata basis.

We will proceed with the business combination only if a majority of the ordinary shares voted are voted in favor of the business combination and public shareholders owning less than 30% of the shares sold in the IPO exercise their redemption rights on a cumulative basis, taking into consideration shareholders redeeming their shares in connection with the proposal that may be presented to our shareholders in connection with the extended period. Voting against the business combination alone will not result in redemption of a shareholder’s shares for a pro rata share of the Trust Account. A shareholder must have also exercised the redemption rights for a redemption to be effective.

If we liquidate prior to a business combination, we have agreed in the trust agreement governing the Trust Account that our public shareholders are entitled to share ratably in the Trust Account, inclusive of any interest not previously released to us to fund working capital requirements, and net of any income and franchise taxes due on such interest, which income or franchise taxes, if any, shall be paid from the Trust Account, and any assets remaining available for distribution to them after payment of liabilities. Liquidation expenses will only be paid from funds held outside of the Trust Account. If we do not complete an initial business combination and the trustee must distribute the balance of the Trust Account pursuant to the trust agreement, the underwriters have agreed that: (i) they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the Trust Account and (ii) the deferred underwriters’ discounts and commission will be distributed on a pro rata basis among the public shareholders, together with any accrued interest thereon and net of income and franchise taxes payable on such interest. Each of our pre-IPO shareholders has agreed to waive his respective rights to participate in any liquidating distribution occurring upon our failure to consummate a business combination with respect to all ordinary shares owned by it before this offering.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares, except that public shareholders have the right to have their ordinary shares redeemed for cash equal to their pro rata share of the Trust Account, plus any interest, if they vote (i) against the extended period, and it is approved, or (ii) against the business combination and the business combination is approved and completed. Public shareholders who cause us to redeem their ordinary shares for their pro rata share of the Trust Account will retain the right to exercise any warrants they own if they previously purchased units or warrants.

The payment of dividends, if ever, on the ordinary shares will be subject to the prior payment of dividends on any outstanding preferred shares, of which there is currently none.

Preferred Shares

Our articles of association provide that preferred shares may be issued from time to time. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preferred shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preferred shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred shares outstanding at the date hereof. Although we do not currently intend to issue any preferred shares, we cannot assure you that we will not do so in the future. No preferred shares were issued or registered in the IPO.

Warrants

Public Shareholders’ Warrants

Each warrant entitles the registered holder to purchase one ordinary share at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the later of (i) the consummation of a business combination; or (ii) March 7, 2009, provided in each case that there is an effective registration statement covering the ordinary shares underlying the warrants in effect. The warrants will expire on March 7, 2013, at 5:00 p.m., New York time, unless earlier redeemed. If the Warrant Amendment Proposal is approved and the Acquisition is consummated, the exercise price per ordinary share will be increased to $8.00 per share and the expiration date will be extended to March 7, 2014, at 5:00 p.m., New York time, unless earlier redeemed.

Once the warrants become exercisable, we may redeem the outstanding warrants (without the consent of the representative of the underwriters), including the warrants underlying the unit purchase option if the unit purchase option has been exercised and the warrants are outstanding (not including the warrants issued in the private placement if such warrants are held by the original holder, the pre-IPO shareholders and directors, or their permitted transferees):

•	in whole but not in part,
•	at a price of $0.01 per warrant,
•	upon not less than 30 days’ prior written notice of redemption to each warrant holder, and
•	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

We have established these redemption criteria to provide warrant holders with a significant premium to the initial warrant exercise price as well as a sufficient degree of liquidity to cushion the market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we issue notice of redemption of the warrants, each warrant holder shall be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, there can be no assurance that the price of the ordinary shares will exceed the redemption trigger price or the warrant exercise price after the redemption notice is issued.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, and the proposed amendment to the Warrant Agreement included as Annex B to this proxy statement, for a complete description of the terms and conditions of the warrants.

The exercise price and number of ordinary shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or our recapitalization, merger or consolidation. However, the exercise price and number of ordinary shares issuable on exercise of the warrants will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to us, for the number of warrants being exercised. Warrant holders do not have the rights or privileges of holders of ordinary shares, including voting rights, until they exercise their warrants and receive ordinary shares. After the issuance of ordinary shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No warrants will be exercisable unless at the time of exercise we have a registration statement under the Securities Act of 1933 in effect covering the ordinary shares issuable upon the exercise of the warrants and a current prospectus relating to those ordinary shares. Under the warrant agreement, we have agreed that prior to the commencement of the exercise period, we will file a registration statement with the SEC for the registration of the ordinary shares issuable upon exercise of the warrants, use our best efforts to cause the registration statement to become effective on or prior to the commencement of the exercise period, and to maintain a current prospectus relating to the ordinary shares issuable upon the exercise of the warrants until the warrants expire or are redeemed. However, we cannot assure you that we will be able to be able to keep the prospectus included in such registration statement current. In addition, we are not required to net-cash settle the warrants in the event that our shareholders are unable to exercise them. The warrants may be deprived of any value and the market for the warrants may be limited if there is no registration statement in effect covering the ordinary shares issuable upon the exercise of the warrants or if the prospectus relating to the ordinary shares issuable on the exercise of the warrants is not current.

No fractional shares will be issued upon exercise of the warrants. If a holder exercises warrants and would be entitled to receive a fractional interest of a share, we will round up the number of ordinary shares to be issued to the warrant holder to the nearest whole number of shares.

Private Placement Warrants

The private placement warrants have terms and provisions that are substantially similar to the warrants included in the units sold in the IPO, except that the warrants (i) are not transferable or salable by the original purchasers of the warrants or their permitted transferees until we consummate a business combination, (ii) are non-redeemable so long as the original purchasers of the warrants or their permitted transferees hold such warrants, and (iii) may be exercised on a cashless basis if held by the original holder, the pre-IPO shareholders and directors or their permitted transferees. However, prior to the consummation of a business combination, the original holders of the warrants will be permitted to transfer its private placement warrants by gift to an affiliate or a member of the immediate family of our officers or directors or to a trust or other entity, the beneficiary of which is one of our officers or directors or a member of the immediate family of our officers or directors; provided, however, that such permissive transfers may be implemented only upon the respective transferee’s written agreement to be bound by the terms and conditions of the escrow agreement. The proceeds from the sale of the private placement warrants will be part of the funds distributed to our public shareholders in the event we are unable to complete a business combination. Pursuant to the registration rights agreement, after the consummation of a business combination, we have agreed to file a registration statement with the SEC for the registration of the ordinary shares issuable upon exercise of the private placement warrants, use our best efforts to cause the registration statement to become effective on or prior to the commencement of the exercise period and to maintain a current prospectus relating to the ordinary shares issuable upon the exercise of the private placement warrants until these warrants expire.

Advisor Warrants

As part of that engagement and in consideration of RedBridge’s services as advisor in connection with various transactions including the Acquisition, Honesty Group agreed to provide warrants (the “RedBridge Warrants”) to purchase shares equal to three percent (3%) of the shares of the Combined Company. The RedBridge Warrants are entitled to the same rights, dividends, preferences and privileges as the SPAC Shares issued in connection with the Acquisition. The RedBridge warrants will have a “cash or cashless exercise” provision and will be transferable to RedBridge directors, officers, employees, agents and affiliates. The RedBridge Warrants will be issued upon consummation of the Acquisition and will be immediately exercisable with a term of seven years from the closing date of the Acquisition at the same per share price as the SPAC Shares issued in connection with the Acquisition.

Dividends

We have not paid any dividends on our ordinary shares to date and we do not intend to pay cash dividends prior to the consummation of a business combination. After we complete a business combination, the payment of dividends will depend on our revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends after a business combination will be within the discretion of our then-board of directors. Our board of directors currently intends to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our warrants is Continental Stock Transfer & Trust Company.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Cayman Islands law contains statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;
•	the shareholders have been fairly represented at the meeting in question;
•	the arrangement is such that a businessman would reasonably approve; and
•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission as required by the Exchange Act. We file these documents electronically with the SEC. You may access information about us at the SEC web site, which contains reports, proxy statements and other information at http://www.sec.gov.

You may obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

This proxy described the material elements of all relevant contracts, exhibits and other information described in this proxy. Information and statements contained in this Proxy are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this document.

All information contained or incorporated by reference in this proxy statement relating to SPAC has been supplied by us, and all information contained in this proxy statement relating to Honesty Group has been supplied by Honesty Group. Information provided by either SPAC or Honesty Group does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this proxy statement, copies of any documents incorporated herein by reference, or have questions about the Acquisition, you should contact:

Karen Smith
Advantage Proxy
24925 13th Place South
Des Moines, Washington 98198
206-870-8565

FINANCIAL STATEMENTS OF THE SPAC

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Balance Sheets (unaudited)

	December 31, 2009	June 30, 2009
ASSETS
Current assets
Cash	$17,568	$30,271
Other accounts receivable	1,983
Prepaid expenses	58,326	95,686
Total current assets	77,877	125,957
Other asset
Investments held in the trust account	33,848,881	33,838,155
Total assets	$33,926,758	$33,964,112
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$228,629	$76,275
Total current liabilities	228,629	76,275
Long-term liabilities
Deferred underwriting fees, net of $356,101 subject to forfeiture in the event of possible redemption	830,903	830,903
Total Long-term Liabilities	830,903	830,903
Ordinary shares, subject to possible redemption, (1,271,788 shares at redemption value of $7.92 per share)	10,072,561	10,072,561
Shareholders’ equity
Ordinary shares, $.001 par value, 50,000,000 shares authorized; 5,299,125shares issued and outstanding as of December 31, 2009 and June 30, 2009, respectively (which includes 1,271,788 shares, respectively, subject to possible redemption)	5,299	5,299
Additional paid-in capital	22,851,981	22,851,981
Earnings (deficit) accumulated during the development stage	(62,615)	127,093
Total shareholders’ equity	22,794,665	22,984,373
Total liabilities and shareholders’ equity	$33,926,758	$33,964,112

See accompanying notes to condensed interim financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Statements of Operations (unaudited)

	For the Six Months Ended December 31, 2009	For the Six Months Ended December 31, 2008	For the Three Months Ended December 31, 2009	For the Three Months Ended December 31, 2008	For the period From July 18, 2007 (inception) to December 31, 2009
Revenues	$—	$—	$—	$—	$—
Formation and administrative costs	220,620	110,704	116,802	19,351	694,612
Loss from operations	(220,620)	(110,704)	(116,802)	(19,351)	(694,612)
Interest income, net	30,913	335,759	8,490	157,298	631,997
Net income (loss)	(189,707)	225,055	(108,312)	137,947	(62,615)
Weighted average number of ordinary shares subject to possible redemption, basic and diluted	1,271,788	1,271,788	1,271,788	1,271,788	939,884
Income (loss) per ordinary share subject to possible redemption, basic and diluted	$(0.15)	$0.18	$(0.08)	$0.11	$(0.07)
Weighted average number of ordinary shares outstanding (not subject to possible redemption), basic	4,027,337	4,027,337	4,027,337	4,027,337	3,278,700
Income (loss) per ordinary share not subject to possible redemption, basic	$(0.05)	$0.06	$(0.02)	$0.03	$(0.02)
Weighted average number of ordinary shares outstanding (not subject to possible redemption), diluted	4,027,337	5,791,382	4,027,337	5,678,369	3,278,700
Income (loss) per ordinary share not subject to possible redemption, diluted	$(0.05)	$0.04	$(0.02)	$0.02	$(0.02)

See accompanying notes to condensed interim financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Statements of Shareholders’ Equity
For the Period July 18, 2007(date of inception) to December 31, 2009

	Ordinary Shares		Additional Paid-in Capital	Earnings (Deficit) Accumulated During the Development Stage	Total Shareholders’ Equity
	Shares	Amount
Balances at July 18, 2007	—	$—	$—	$—	$—
Sale of shares issued to founders on July 18, 2007 at approximately $0.02 per share	1,150,000	1,150	23,850		25,000
Net loss				(21,736)	(21,736)
Balances at December 31, 2007	$1,150,000	$1,150	$23,850	$(21,736)	$3,264
Proceeds from sale of warrants in a private placement to initial shareholders			1,550,000		1,550,000
Sale of 4,000,000 units at $8.00 per share in the public offering, net of underwriters’ discount and offering expenses (1,199,999 shares subject to possible redemption)	4,000,000	4,000	29,550,348		29,554,348
Sale of 239,300 units at $8.00 per share in the public offering from partial exercise of underwriters’ overallotment option, net of underwriters’ discount and offering expenses (71,789 shares subject to possible redemption)	239,300	239	1,800,344		1,800,583
Forfeiture of founders shares from partial exercise of underwriters’ overallotment option	(90,175)	(90)			(90)
Proceeds subject to possible redemption of 1,271,788 shares at a redemption value of $7.92 per share			(10,072,561)		(10,072,561)
Net income				236,505	236,505
Balances at December 31, 2008	$5,299,125	$5,299	$22,851,981	$214,769	$23,072,049
Net loss				$(87,677)	$(87,677)
Balances at June 30, 2009	5,299,125	$5,299	$22,851,981	127,092	22,984,372
Net loss (unaudited)				(189,707)	(189,707)
Balances at December 31, 2009 (unaudited)	$5,299,125	$5,299	$22,851,981	$(62,615)	$22,794,665

See accompanying notes to condensed interim financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Condensed Statements of Cash Flows (unaudited)

	For the Six Months Ended December 31, 2009	For the Six Months Ended December 31, 2008	For the period From July 18, 2007 (inception) to December 31, 2009
Cash flows from operating activities:
Net income (loss)	$(189,707)	$225,055	$(62,615)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Accrued expenses	152,355	(62,282)	228,630
Prepaid expenses and other current asset	35,376	25,002	(60,309)
Net cash provided by (used in) operating activities	(1,976)	187,775	105,706
Cash used in investing activities:
Changes in cash equivalents held in Trust Account	(10,727)	(163,858)	(33,848,882)
Cash flows from financing activities:
Proceeds from sale of ordinary shares to founders	—	—	25,000
Proceeds from shareholder’s note payable	—	—	281,661
Proceeds from warrants purchased in private placement	—	—	1,550,000
Proceeds from initial public offering	—	—	32,000,000
Proceeds from exercise of underwriters overallotment option	—	—	1,914,400
Repayment of shareholder’s note payable	—	—	(281,661)
Payment of offering costs of initial public offering	—	—	(1,728,656)
Net cash provided by financing activities	—	—	33,760,744
Net increase (decrease) in cash	(12,703)	23,917	17,568
Cash at beginning of the period	30,271	76,395	—
Cash at end of the period	$17,568	$100,312	$17,568
Supplemental schedule of non-cash financing activities:
Deferred underwriting fees, net	$—	$—	$830,903
Ordinary shares subject to possible redemption	$—	$—	$10,072,561

See accompanying notes to condensed interim financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial statements and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”). Certain financial information and footnote disclosures normally included in the financial statements prepared in accordance U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) have been made that are considered necessary for a fair presentation of the financial position, results of operations, and cash flows of the Company for all periods presented.

The results of operations for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year. These condensed interim financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2009 as reported on the Company’s Transition Report on Form 10-K filed with the SEC. The accompanying condensed balance sheet as of June 30, 2009 was derived from the Company’s audited financial statements but does not include all disclosures required by U.S. GAAP.

Hambrecht Asia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 18, 2007 with an authorized share capital of 50,000,000 ordinary shares (par value $0.001 per share). The Company’s founders contributed $25,000 to the formation of the Company and were issued 1,150,000 ordinary shares. The Company was formed to acquire, through a stock exchange, asset acquisition or other similar business combination, one or more operating businesses having its primary operations located in the People’s Republic of China (“Business Combination”). The Company is considered to be in the development stage as defined in “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas. The Company selected December 31 as its fiscal year end.

On December 9, 2009 the Board of Directors of Hambrecht Asia Acquisition Corp. (the “Company”) authorized a change in the Company’s fiscal year end to June 30 from December 31. The Company reports its financial results for the six month transition period of December 31, 2008 through June 30, 2009 on a Transition Report on Form 10-K. After filing the Transition Report, the Company’s next fiscal year end will be June 30, 2010.

As of December 31, 2009, the Company had not commenced any operations or generated any revenues. All activity from the period July 18, 2007 (date of inception) through December 31, 2009 relates to the Company’s formation, its initial public offering (as described below) and search for a target business to acquire. The Company will not generate any operating revenue until after the completion of the Business combination, at the earliest. The Company currently generates non-operating income from interest income earned on the investments held in a trust account (the “Trust Account”), from the proceeds derived from the public offering.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on March 7, 2008. The Company consummated the Offering on March 12, 2008 and immediately prior to such Offering, sold an aggregate of 1,550,000 warrants at $1.00 per warrant to certain officers and affiliates of the Company in a private placement (the “Private Placement”) described in Note 4. On March 31, 2008, the underwriters of the Offering exercised their over-allotment option for a total of an additional 239,300 units. The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating businesses having their primary operations in the People’s Republic of China (“Business Combination”). Net proceeds of $33,527,396 from the Offering, including the exercise of the underwriters’ over-allotment option, and the

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS  – (continued)

Private Placement were placed in a Trust Account and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy stockholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $1,187,004 which will be paid to the underwriters upon consummation of a business combination, as described in Note 6. Additionally, up to an aggregate of $700,000, plus up to an additional $350,000 during the Extended Period (as described below) if approved by shareholders, of interest earned on the Trust Account balance (net of any taxes paid or payable) may be released to the Company to fund operating activities. Through December 31, 2009, approximately $317,000 of interest earned on the trust account balance has been released to the Company.

On September 4, 2009, the Company issued a press release announcing that it has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China. The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

In the event that the Company does not complete a business combination by March 12, 2010, or March 12, 2011 if an extension is approved by the shareholders, the Company will be dissolved and the proceeds held in the Trust Account, plus certain interest, less certain costs, will be distributed to the Company’s public shareholders. If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for the Extended Period, the Company will then have an additional 12 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial business combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account (including interest therein), calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of common shares sold in the Offering and partial exercise of the over-allotment option.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS  – (continued)

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote their shares against the Extended Period and exercise their conversion rights, will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

These condensed interim financial statements were approved by management and were issued on February 11, 2010. Subsequent events have been evaluated through this date.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents held in the Trust Account:

The amounts held in the Trust Account as of December 31, 2009, represent substantially all of the proceeds of the private placement, the Offering and exercise of the underwriters’ over-allotment option, and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in U.S. government debt securities.

Fair value of financial instruments:

The Company does not enter into financial instruments for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and current liabilities as disclosed in the accompanying condensed balance sheets, approximate their fair value due to their short maturities.

Use of estimates:

The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying condensed statement of operations.

The Company complies with the provisions of “Accounting for Uncertainty in Income Taxes”. There were no unrecognized tax benefits as of December 31, 2009. The Provision prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2009. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Ordinary shares subject to possible redemption:

As discussed in Note 1, the Company will only proceed with a Business Combination if: (1) it is approved by a majority of the votes cast by the Company’s public shareholders; and (2) public shareholders holding less than 30% (1,271,788) of the ordinary shares sold in the Offering and exercise of the over-allotment option choose to exercise their redemption rights thereby receiving a pro rata portion of the

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

amount held in the Trust Account. In accordance with “Classification and Measurement of Redeemable Securities”, the Company has classified 1,271,788 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to redemption,” at an initial redemption price of $7.92. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Income (loss) per ordinary share:

Basic income per common share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted income per ordinary share reflects the potential dilution that could occur if warrants were to be exercised or converted or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the three and six months ended December 31, 2009, and for the period from July 18, 2007 (inception) to December 31, 2009, the Company had potentially dilutive securities in the form of 6,069,300 warrants, including 4,239,300 warrants issued as part of the Units (as defined below) in the Offering. Due to 2009 net losses, these potentially dilutive securities were excluded from the calculation of loss per ordinary share for the foregoing periods since their exercises would be anti-dilutive for such periods. Hence, diluted loss per ordinary share does not differ from basic loss per ordinary share for these periods.

For the three and six months ended December 31, 2008, the Company had potentially dilutive securities in the form of 6,069,300 warrants, including 4,239,300 warrants issued as part of the Units (as defined below) in the Offering. Of the total warrants outstanding for the periods then ended, 1,764,045 and 1,651,032, respectively, represent incremental shares of ordinary share, based on their assumed redemption, to be included in the weighted average number of shares of ordinary share outstanding (not subject to possible redemption) for the calculation of diluted income per ordinary share.

The Company’s condensed statements of operations include a presentation of income per ordinary share subject to possible redemption in a manner similar to the two-class method of income per share. Basic and diluted income amount for the maximum number of shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of shares subject to possible redemption. Basic and diluted net income per share amount for the shares outstanding not subject to possible redemption is calculated by dividing the net income exclusive of the net interest income attributable to ordinary share subject to redemption by the weighted average number of shares not subject to possible redemption.

Recently Adopted Accounting Pronouncements:

In December 2007, the FASB issued “Business Combinations”, which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors, and other users, all of the information they need to evaluate and understand the nature and financial effect of the business combination. “Business Combinations” will be effective for acquisitions with a date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s interim financial statements and related footnotes

In December 2007, the FASB issued “Noncontrolling Interests in Consolidated Financial Statements”, which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity; the inclusion of the amount of net income attributable to the noncontrolling interest in consolidated income on the face of the income statement; and a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This guidance will be

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

effective for the fiscal years beginning on or after December 15, 2008. The adoption of this guidance did not have a significant impact on the Company’s interim financial statements and related footnotes.

In March 2008, the FASB issued “Disclosures about Derivative Instruments and Hedging Activities”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement did not have a material effect on the Company’s results of operations or financial position; however, it could impact future transactions entered into by the Company.

On April 9, 2009, the FASB issued the guidance of “Interim Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also amends Accounting Principles Board Opinion-Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The guidance shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this if certain requirements are met. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued the guidance of “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, to affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction; clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active; eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. The guidance instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. In addition, this guidance requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of it and to quantify its effects, if practicable. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 if certain requirements are met. It must be applied prospectively and retrospective application is not permitted. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued “Recognition and Presentation of Other-Than-Temporary Impairments”, which is intended to bring consistency to the timing of impairment recognition, and provide improved disclosures about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The guidance also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. If an entity elects to adopt early either “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or “Interim Disclosures about Fair Value of Financial Instruments”, the entity also is required to adopt early this guidance. Additionally, if an entity elects to adopt early, it is required to adopt “Determining Fair Value When the Volume and Level of Activity for the

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption of this guidance did not have a significant impact on the Company’s financial statement or footnotes.

On May 28, 2009, the FASB issued the guidance regarding subsequent events, which we adopted on a prospective basis beginning April 1, 2009. The guidance is intended to establish general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date. The application of the pronouncement did not have an impact on our financial position, results of operations or cash flows.

In June 2009, the Financial Accounting Standards Board issued the statement of “Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles This statement confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The Company has adopted this standard and did not have any substantive impact on our financial statements or related footnotes.

Management does not believe that any other recently issued, but no yet effective accounting standards, if currently adopted, would have a material effect on the accompanying condensed financial statements.

NOTE 3 — PUBLIC OFFERING

On March 7, 2008, the Company sold 4,000,000 units, in the Offering at a price of $8.00 per unit. On March 31, 2008, the Company consummated the closing of an additional 239,300 units which were subject to the over-allotment option. Each unit consists of one of the Company’s ordinary shares, $0.001 par value, and one warrant. Each warrant will entitle the holder to purchase from the Company one of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on the later of: (i) The consummation of the business combination, or (ii) March 7, 2009. The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the ordinary shares issueable upon exercise of the warrants. In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on March 7, 2013, unless earlier redeemed. The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $11.50 per share for any 20 trading days within a 30-trading day period.

The purchased warrants are recognized in additional paid-in-capital within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company has agreed to pay Hambrecht-Eu Capital, a company owned and managed by the Company’s Chairman of the Board, Chief Financial Officer and Secretary, $7,500 per month for office space and general and administrative services including secretarial support commencing on November 15, 2007 and continuing (i) until the consummation by the Company of a business combination (as described in Note 1), (ii) 18 months from commencement of the Offering if the Company does not effect a Business Combination, (iii) 24 months from the consummation of the Offering if a letter of intent, agreement in principle or definitive agreement, has been executed within 18 months of commencement of the Offering and the Company has not effected a business combination, or (iv) 36 months from the consummation of the Offering if an extension has been approved by the Company’s shareholders under certain circumstances.

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC and the Hambrecht 1980 Revocable Trust, companies controlled by Elizabeth R. Hambrecht, wife of Robert Eu, one of the Company’s founders and the Company’s Chairman, Chief Financial Officer and Secretary and William R. Hambrecht, Robert Eu’s father-in-law, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr. and Marbella Capital Partners Ltd., a company controlled by John Wang, our Chief Executive Officer, purchased an aggregate of 1,550,000 warrants at a price of $1.00 per warrant ($1,550,000 in the aggregate) in a private placement immediately prior to the initial public offering (“private placement warrants”). Elizabeth R. Hambrecht owns approximately 25% and William R. Hambrecht controls (through a trust of which he is trustee) approximately 38% of the voting shares of AEX Enterprises Limited. William Hambrecht is a controlling person of W.R. Hambrecht + Co., LLC and is the trustee of the Hambrecht 1980 Revocable Trust. The proceeds from the sale of the private placement warrants were added to the proceeds from this Offering to be held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,550,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants will be non-redeemable so long as they are held by the original holders of the warrants, the pre-initial public offering shareholder and director or their permitted transferees. In addition, pursuant to the registration rights agreement, the holders of the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights immediately after the consummation of the initial business combination and the warrants may be exercised on a cashless basis if held by the original holder, the pre-initial public offering shareholder and director or their permitted transferees. With those exceptions, the private placement warrants have terms and provisions that are otherwise identical to those of the warrants being sold as part of the units in this Offering.

The sale of private placement warrants did not result in the recognition of stock-based compensation expense because the private placement warrants were sold at or above fair market value.

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC and Marbella Capital Partners Ltd. have agreed, subject to certain exceptions, not to transfer, assign or sell any of its private placement warrants until after the Company consummates a Business Combination. However, prior to the consummation of a business combination, the original holders of the warrants will be permitted to transfer their private placement warrants in certain limited circumstances, such as to the Company’s officers and directors, and other persons or entities associated with such persons, but the transferees receiving such private placement warrants will be subject to the same sale restrictions imposed on such entity.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS  – (continued)

Robert Eu, one of the Company’s founders, had provided to the Company advances totaling approximately $282,000 to pay a portion of the expenses of the Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The note was payable on demand with interest at 4% per annum. The note, plus interest of approximately $5,000, was repaid out of the proceeds of the Offering on March 12, 2008.

NOTE 5 — FAIR VALUE MEASUREMENTS

The Company complies with the guidance of fair value measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2009 and June 30, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of December 31, 2009 (unaudited)

Description	December 31, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$17,568	$17,568	$—	$—
Cash equivalents held in Trust Account	33,848,881	33,848,881	—	—
Total	$33,866,449	$33,866,449	$—	$—

Fair Value of Financial Assets as of June 30, 2009

Description	June 30, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$30,271	$30,271	$—	$—
Cash equivalents held in Trust Account	33,838,155	33,838,155	—	—
Total	$33,868,426	$33,868,426	$—	$—

The fair values of the Company’s cash equivalents and cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

NOTE 6 — COMMITMENTS AND UNDERWRITERS’ COMPENSATION

The Company consummated its Offering on March 12, 2008 and paid to the underwriters a $1,120,000 underwriting fee, representing 3.5% of the gross proceeds, and is committed to pay up to an additional $1,120,000, currently held in the Trust Account, representing an additional deferred underwriting fee of 3.5%, payable upon the Company’s consummation of a Business Combination.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 6 — COMMITMENTS AND UNDERWRITERS’ COMPENSATION  – (continued)

On March 31, 2008, the underwriters exercised their over-allotment option and purchased from the Company an additional 239,300 units. The Company paid to the underwriters a $67,004 underwriting discount, representing 3.5% of the over-allotment gross proceeds, and is committed to pay up to an additional $67,004, currently held in the Trust Account, representing an additional deferred underwriting discount of 3.5%, payable upon the Company’s consummation of a Business Combination.

The Company also issued and sold to the underwriters, as additional compensation, on the closing date an option, to purchase up to an aggregate of 280,000 units for an aggregate purchase price of $100. The Option shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or six months from March 7, 2008 and expiring on March 7, 2013 at an initial exercise price of $10.00 per Unit.

The Company has determined based upon a Black-Scholes-Merton option pricing model, that the estimated fair value of the option on the date of sale would be approximately $3.36 per unit or an aggregate of approximately $941,000, assuming an expected term of five years, volatility of 51.51% and a risk-free interest rate of 3.38%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

The volatility calculation of 51.51% is based on the five year average (prior to the Offering), volatility of 62 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations between $70 million and $150 million. Because the Company did not have a trading history, the Company estimated the potential volatility of its ordinary share price, which will depend on a number of factors which could not be ascertained at the time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s ordinary share post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g)(1) of FINRA Conduct Rule, the option to purchase 280,000 units is deemed to be underwriting compensation and therefore upon exercise, the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Proposed Offering.

NOTE 7 — GOING CONCERN

On September 4, 2009, the Company issued a press release announcing that it entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010.

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated. However, if we anticipate that we will not be able to consummate a business combination by March 12, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until March 12, 2011. If we are unable to complete the business combination by March 12, 2010, or March 12, 2011 if the extension period is approved, our purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in our articles of association is the requirement that our board of directors, to the fullest extent permitted by law, consider a resolution to dissolve our company at that time. Consistent with such obligations, our board of directors will seek

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Condensed Interim Financial Statements

NOTE 7 — GOING CONCERN  – (continued)

shareholder approval for any such plan of distribution, and our pre-initial public offering shareholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, its initial business combination by such date. The accompanying financial statements do not include any adjustments that might be necessary if the Company it unable to continue as a going concern

NOTE 8 — SUBSEQUENT EVENTS

In January 2010 the Company entered into promissory note agreements with two of its shareholders. Each loan was for a sum of $50,000, has a maturity date of July 1, 2010 and bears interest at a rate of 5.25% per annum.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Hambrecht Asia Acquisition Corporation

We have audited the accompanying balance sheets of Hambrecht Asia Acquisition Corporation (a corporation in the development stage) (the “Company”) as of June 30, 2009 and December 31, 2008 and 2007, and the related statements of operations and cash flows for the six months ended June 30, 2009, the year ended December 31, 2008, the period from July 18, 2007 (date of inception) to December 31, 2007 and the periods from July 18, 2007 (date of inception) to June 30, 2009, and shareholders’ equity for the period from July 18, 2007 (date of inception) to June 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2009 and December 31, 2008, and the results of its operations and its cash flows for the six months ended June 30, 2009, the year ended December 31, 2008, the period from July 18, 2007 (date of inception) to December 31, 2007 and the periods from July 18, 2007 (date of inception) to June 30, 2009, and shareholders’ equity for the period from July 18, 2007 (date of inception) to June 30, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Hambrecht Asia Acquisition Corporation will continue as a going concern. As discussed in Note 7 to the financial statements, Hambrecht Asia Acquisition Corporation will face a mandatory liquidation if a business combination is not consummated by March 12, 2010, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Roseland, New Jersey
January 22, 2010

/s/ Rothstein Kass & Company, P.C.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Balance Sheets

	June 30, 2009	December 31, 2008	December 31, 2007
ASSETS
Current assets
Cash	$30,271	$100,312	$101,671
Prepaid expenses	95,686	108,330	183,254
Total current assets	125,957	208,642	284,925
Other asset		—
Investments held in the trust account	33,838,155	33,798,651
Total assets	$33,964,112	$34,007,293	$284,925
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$76,275	$31,780	$—
Note payable, shareholder			281,661
		—
Total current liabilities	76,275	31,780	281,661
Long-term liabilities
Deferred underwriting fees, net of $356,101 subject to forfeiture in the event of possible redemption	830,903	830,903	—
Ordinary shares, subject to possible redemption, (1,271,788 shares at redemption value of $7.92 per share)	10,072,561	10,072,561	—
Shareholders’ equity
Ordinary shares, $.001 par value, 50,000,000 shares authorized; 5,299,125, 5,299,125 and 1,150,000 shares issued and outstanding as of June 30, 2009, December 31, 2008 and December 31, 2007 (which includes 1,271,788, 1,271,788 shares and 0 shares respectively subject to possible redemption)	5,299	5,299	1,150
Additional paid-in capital	22,851,981	22,851,981	23,850
Earnings (deficit) accumulated during the development stage	127,093	214,769	(21,736)
Total shareholders’ equity	22,984,373	23,072,049	3,264
Total liabilities and shareholders’ equity	$33,964,112	$34,007,293	$284,925

See accompanying notes to financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Statements of Operations

	For the Period Ended June 30, 2009 (six months)	For the Period Ended June 30, 2008 (six months)	Period from July 18, 2007 (inception) to June 30, 2009	For the Year ended December 31, 2008	Period from July 18, 2007 to December 31, 2007
		(unaudited)
Revenues	$—	$—	$—	$—	$—
Formation and administrative costs	184,870	156,683	473,993	267,387	21,736
Loss from operations	(184,870)	(156,683)	(473,993)	(267,387)	(21,736)
Interest income, net	97,193	168,133	601,085	503,892	—
Net income (loss)	(87,677)	11,449	127,093	236,505	(21,736)
Weighted average number of ordinary shares subject to possible redemption, basic and diluted	1,271,788	808,223	793,378	1,037,742	—
Income (loss) per ordinary share subject to possible redemption, basic and diluted	$(0.07)	$0.01	$0.16	$—	$—
Weighted average number of ordinary shares outstanding (not subject to possible redemption), basic	4,027,337	2,973,709	3,085,775	3,503,402	1,150,000
Income (loss) per ordinary share not subject to possible redemption, basic	$(0.02)	$0.00	$0.04	$0.07	$(0.02)
Weighted average number of ordinary shares outstanding (not subject to possible redemption), diluted	4,027,337	3,354,914	4,346,802	4,968,108	1,150,000
Income (loss) per ordinary share not subject to possible redemption, diluted	$(0.02)	$0.00	$0.03	$0.05	$(0.02)

See accompanying notes to financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Statements of Shareholders’ Equity
For the Period July 18, 2007 (date of inception) to June 30, 2009

	Ordinary Shares		Additional Paid-in Capital	Earnings (Deficit) Accumulated During the Development Stage	Total Shareholders’ Equity
	Shares	Amount
Balances at July 18, 2007	—	$—	$—	$—	$—
Sale of units issued to founders on July 18, 2007 at approximately $0.02 per share	1,150,000	1,150	23,850		25,000
Net loss				(21,736)	(21,736)
Balances at December 31, 2007	1,150,000	$1,150	$23,850	$(21,736)	$3,264
Proceeds from sale of warrants in a private placement to initial shareholders			1,550,000		1,550,000
Sale of 4,000,000 units at $8.00 per unit in the public offering, net of underwriters’ discount and offering expenses (1,199,999 shares subject to possible redemption)	4,000,000	4,000	29,550,348		29,554,348
Sale of 239,300 units at $8.00 per unit in the public offering from partial exercise of underwriters’ overallotment option, net of underwriters’ discount and offering expenses (71,789 shares subject to possible redemption)	239,300	239	1,800,344		1,800,583
Forfeiture of founders shares from partial exercise of underwriters’ overallotment option	(90,175)	(90)			(90)
Proceeds subject to possible redemption of 1,271,788 shares at a redemption value of $7.92 per share			(10,072,561)		(10,072,561)
Net income				236,505	236,505
Balances at December 31, 2008	5,299,125	$5,299	$22,851,981	$214,769	$23,072,049
Net loss				(87,677)	(87,677)
Balances at June 30, 2009	5,299,125	$5,299	$22,851,981	$127,093	$22,984,373

See accompanying notes to financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Statements of Cash Flows

	For the Period Ended June 30, 2009 (six months)	For the Period Ended June 30, 2008 (six months)	Period from July 18, 2007 (inception) to June 30, 2009	For the Year ended December 31, 2008	Period from July 18, 2007 to December 31, 2007
		(unaudited)
Cash flows from operating activities:
Net income (loss)	$(87,677)	$11,449	$127,093	$236,505	$(21,736)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in operating assets and liabilities:
Accrued expenses	44,494	94,063	76,275	31,780
Prepaid expenses and other current asset	12,644	49,922	(95,686)	(108,330)
Net cash provided by (used in) operating activities	(30,538)	155,434	107,682	159,955	(21,736)
Cash used in investing activities:
Proceeds from the public offering deposited in trust account	—	(33,527,400)	(33,527,400)	(33,527,400)	—
Interest income re-invested in trust account	(85,836)	(173,102)	(510,361)	(510,361)	—
Redemption from the trust account	46,332	65,709	285,442	239,110	—
Net cash used in investing activities	(39,504)	(33,634,793)	(33,838,155)	(33,798,651)	—
Cash flows from financing activities:
Proceeds from sale of ordinary shares to founders	—	—	25,000	—	25,000
Proceeds from shareholder’s note payable	$—	$—	$281,661	$—	$281,661
Proceeds from warrants purchased in private placement	—	1,550,000	1,550,000	1,550,000	—
Proceeds from initial public offering	$—	$32,000,000	$32,000,000	$32,000,000	$—
Proceeds from exercise of underwriters overallotment option	—	1,914,400	1,914,400	1,914,400	—
Repayment of shareholder’s note payable	—	—	(281,661)	(281,661)	—
Payment of underwriters’ fee and offering cost of initial public offering	—	(1,728,656)	(1,728,656)	(1,545,402)	(183,254)
Net cash provided by financing activities	—	33,454,083	33,760,744	33,637,337	123,407
Net increase (decrease) in cash	(70,042)	(25,276)	30,271	(1,359)	101,671
Cash at beginning of the period	100,312	101,671	—	101,671	—
Cash at end of the period	$30,271	$76,395	$30,271	$100,312	$101,671
Supplemental schedule of non-cash financing activities:
Deferred underwriting fees, net	$—	$830,903	$830,903	$830,903	$—
Ordinary shares subject to possible redemption	$—	$10,072,561	$10,072,561	$10,072,561	$—

See accompanying notes to financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

Hambrecht Asia Acquisition Corp. (a corporation in the development stage) (the “Company”) was incorporated in the Cayman Islands on July 18, 2007 with an authorized share capital of 50,000,000 ordinary shares (par value $0.001 per share). The Company’s founders contributed $25,000 to the formation of the Company and were issued 1,150,000 ordinary shares. The Company was formed to acquire, through a stock exchange, asset acquisition or other similar business combination, one or more operating businesses having its primary operations located in the People’s Republic of China (“Business Combination”). The Company is considered to be in the development stage as defined in “Accounting and Reporting By Development Stage Enterprises”, and is subject to the risks associated with activities of development stage companies. The Company’s operations, if a Business Combination is consummated outside the United States, will be subject to local government regulations and to the uncertainties of the economic and political conditions of those areas.

On December 9, 2009 the Board of Directors of Hambrecht Asia Acquisition Corp. (the “Company”) authorized a change in the Company’s fiscal year end to June 30 from December 31. The Company reports its financial results for the six month transition period of December 31, 2008 through June 30, 2009 on a Transition Report on Form 10-K. After filing the Transition Report, the Company’s next fiscal year end will be June 30, 2010.

As of June 30, 2009, the Company had not commenced any operations or generated any revenues. All activity from the period July 18, 2007 (date of inception) through March 31, 2008 relates to the Company’s formation and its initial public offering as described below. Subsequent to that date to the present the Company has sought a target business to acquire. The Company will not generate any operating revenue until after the completion of the Business combination, at the earliest. The Company currently generates non-operating income from interest income earned on the investments held in a trust account (the “Trust Account”), from the proceeds derived from the public offering.

The registration statement for the Company’s initial public offering (the “Offering”) described in Note 3 was declared effective on March 7, 2008. The Company consummated the Offering on March 12, 2008 and immediately prior to such Offering, sold an aggregate of 1,550,000 warrants at $1.00 per warrant to certain officers and affiliates of the Company in a private placement (the “Private Placement”) described in Note 4. On March 31 2008, the underwriters of the Offering exercised their over-allotment option for a total of an additional 239,300 units. The net proceeds of the Offering and the Private Placement are intended to be generally applied toward consummating a business combination with one or more operating businesses having their primary operations in the People’s Republic of China (“Business Combination”). Net proceeds of $33,537,396 from the Offering, including the exercise of the underwriters’ over-allotment option, and the Private Placement are held in a Trust Account and will only be released to the Company upon the earlier of: (i) the consummation of a business combination; or (ii) the Company’s liquidation, except to satisfy shareholder conversion rights. The Trust Account includes the deferred underwriting discount from the Offering of up to $1,187,004 which will be paid to the underwriters upon consummation of a business combination, as described in Note 6. Additionally, up to an aggregate of $700,000, plus up to an additional $350,000 during the Extended Period (as described below) if approved by shareholders, of interest earned on the Trust Account balance (net of any taxes paid or payable) may be released to the Company to fund operating activities. Through June 30, 2009, approximately $286,000 of interest earned on the Trust Account balance has been released to the Company.

On September 4, 2009, the Company issued a press release announcing that it has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China. The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Offering vote against the business combination and exercise their conversion rights described below, the business combination will not be consummated. All of the Company’s shareholders prior to the Offering, have agreed to vote their pre-initial

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS  – (continued)

public offering ordinary shares in accordance with the vote of the majority of the shares voted by all shareholders of the Company who purchased their shares in the Offering or the aftermarket (“Public Shareholders”) with respect to any business combination. After consummation of a business combination, these voting safeguards will no longer be applicable.

In the event that the Company does not complete a business combination by March 12, 2010, or March 12, 2011 if extension is approved by the shareholders, the Company will be dissolved and the proceeds held in the Trust Account, plus certain interest, less certain costs, will be distributed to the Company’s public shareholders. If the Company receives Public Shareholder approval for the Extended Period and holders of 30% or more of the shares held by Public Shareholders do not vote against the Extended Period and elect to convert their ordinary shares in connection with the vote for the Extended Period, the Company will then have an additional 12 months in which to complete the initial business combination. If the Extended Period is approved, the Company will still be required to seek Public Shareholder approval before completing a business combination. In the event there is no business combination within the 24-month deadline (assuming the Extended Period is not approved) described above, the Company will dissolve and distribute to its Public Shareholders, in proportion to their respective equity interests, the amount held in the Trust Account, and any remaining net assets, after the distribution of the Trust Account. The Company’s corporate existence will automatically cease at the end of the 36-month period if the Company has not received shareholder approval for an initial business combination. In the event of liquidation, the per share value of the residual assets remaining available for distribution (including Trust Account assets) may be less than the initial public offering price per share in the Offering.

With respect to a business combination which is approved and consummated or a vote on the Extended Period which is approved, any Public Shareholders who voted against the business combination or Extended Period may contemporaneously with or prior to such vote exercise their conversion right and their ordinary shares would be cancelled and returned to the status of authorized but unissued shares. The per share conversion price will equal the amount in the Trust Account (including interest therein), calculated as of two business days prior to the consummation of the proposed business combination or vote on Extended Period, divided by the number of common shares sold in the Offering and partial exercise of the over-allotment option.

A Public Shareholder’s election to convert ordinary shares in connection with the vote on the Extended Period will only be honored if the Extended Period is approved. Public Shareholders who vote their shares against the Extended Period and exercise their conversion rights, will not be able to vote these shares with respect to the initial business combination. All other Public Shareholders will be able to vote on the initial business combination.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”). In the opinion of management, the accompanying financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the Company’s financial statements.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Investments held in the Trust Account:

The amounts held in the Trust Account as of June 30, 2009 represent substantially all of the proceeds of the Offering plus partial exercise of the underwriters’ over-allotment option, the private placement and interest earned on the trust to date, and are classified as restricted assets since such amounts can only be used by the Company in connection with the consummation of a Business Combination. The funds held in the Trust Account are invested in a money market fund that invests in US and state government and government agency debt securities.

Fair value of financial instruments:

The Company does not enter into financial instruments for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and current liabilities as disclosed in the accompanying balance sheets, approximate their fair value due to their short maturities.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:

Under current Cayman Islands laws, the Company is not subject to income taxes or capital gains, and there is no Cayman Islands withholding tax imposed upon payments of dividends by the Company to its shareholders. In the future, the Company’s tax rate will be impacted by acquisitions of non-Cayman subsidiaries governed by the respective local income tax laws. Accordingly, no provision for income taxes has been made in the accompanying statements of operations.

Effective January 1, 2007, the Company adopted the provisions of “Accounting for Uncertainty in Income Taxes”. There were no unrecognized tax benefits as of June 30, 2009. The provision prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at June 30, 2009. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviation from its position.

Ordinary shares subject to possible redemption:

As discussed in Note 1, the Company will only proceed with a Business Combination if: (1) it is approved by a majority of the votes cast by the Company’s public shareholders; and (2) public shareholders holding less than 30% (1,271,788) of the ordinary shares sold in the Offering and partial exercise of the over-allotment option, choose to exercise their redemption rights thereby receiving their per share interest in the Trust Account. In accordance with FASB’s Emerging Issues Task Force (EITF) Topic No. D-98, “Classification and Measurement of Redeemable Securities”, the Company has classified 1,271,788 shares of its ordinary shares outside of permanent equity as “Ordinary shares subject to redemption,” at a redemption price of $7.92 per share as of June 30, 2009. The Company will recognize changes in the conversion value as they occur and will adjust the carrying value of the ordinary shares subject to conversion to be equal to its conversion value at the end of each reporting period.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

Income (loss) per ordinary share:

Basic income per common share is computed by dividing net income by the weighted average common shares outstanding for the period. Diluted income per common share reflects the potential dilution that could occur if warrants were to be exercised or converted or otherwise resulted in the issuance of ordinary shares that then shared in the earnings of the entity.

For the period ended (six months) June 30, 2009, and for the period from July 18, 2007 (inception) to June 30, 2009, the Company had potentially dilutive securities in the form of 6,069,300 warrants, and 4,239,300 warrants issued as part of the Units (as defined below) in the Offering. Of the total warrants outstanding for the periods then ended, approximately 1,995,357 and 1,261,028, respectively, represent incremental shares of ordinary share, based on their assumed redemption, to be included in the weighted average number of shares of ordinary share outstanding (not subject to possible redemption) for the calculation of diluted income per ordinary share. The Company uses the “treasury stock method” to calculate potential dilutive shares, as if they were redeemed for ordinary share at the beginning of the period.

The Company’s statements of operations includes a presentation of income per ordinary share subject to possible redemption in a manner similar to the two-class method of income per share. Basic and diluted income amount for the maximum number of shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of shares subject to possible redemption. Basic and diluted net income (loss) per share amount for the shares outstanding not subject to possible redemption is calculated by dividing the net income (loss) exclusive of the net interest income attributable to ordinary share subject to redemption by the weighted average number of shares not subject to possible redemption.

Newly Adopted Accounting Pronouncements:

In December 2007, the FASB issued “Business Combinations”, which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors, and other users, all of the information they need to evaluate and understand the nature and financial effect of the business combination. “Business Combinations” will be effective for acquisitions with a date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We will apply “Business Combinations” for any of our applicable acquisitions beginning January 1, 2009.

In December 2007, the FASB issued “Noncontrolling Interests in Consolidated Financial Statements”, which requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity; the inclusion of the amount of net income attributable to the noncontrolling interest in consolidated income on the face of the income statement; and a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. This guidance will be effective for the fiscal years beginning on or after December 15, 2008. We will apply to any applicable transactions beginning January 1, 2009.

In March 2008, the FASB issued “Disclosures about Derivative Instruments and Hedging Activities”, which is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

adoption of this statement is not expected to have a material effect on the Company’s results of operations or financial position; however, it could impact future transactions entered into by the Company.

On April 9, 2009, the FASB issued the guidance of “Interim Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The guidance also amends Accounting Principles Board Opinion-Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The guidance shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this if certain requirements are met. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued the guidance of “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, to affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction; clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active; eliminates the proposed presumption that all transactions are distressed (not orderly) unless proven otherwise. The guidance instead requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence. In addition, this guidance requires an entity to disclose a change in valuation technique (and the related inputs) resulting from the application of it and to quantify its effects, if practicable. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009 if certain requirements are met. It must be applied prospectively and retrospective application is not permitted. The adoption of this guidance did not have a significant impact on the Company’s financial statements or related footnotes.

On April 9, 2009, the FASB issued “Recognition and Presentation of Other-Than-Temporary Impairments”, to be intended to bring consistency to the timing of impairment recognition, and provide improved disclosures about the credit and noncredit components of impaired debt securities that are not expected to be sold. The measure of impairment in comprehensive income remains fair value. The guidance also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This guidance shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Earlier adoption for periods ending before March 15, 2009, is not permitted. If an entity elects to adopt early either “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, or “Interim Disclosures about Fair Value of Financial Instruments”, the entity also is required to adopt early this guidance. Additionally, if an entity elects to adopt early, it is required to adopt “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. The adoption did not have a significant impact on the Company’s financial statement or footnotes.

On May 28, 2009, the FASB issued the guidance regarding subsequent events, which we adopted on a prospective basis beginning April 1, 2009. The guidance is intended to establish general standards of accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date. The application of the pronouncement did

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  – (continued)

not have an impact on our financial position, results of operations or cash flows. These financial statements were approved by management and were issued on January 22, 2010. Subsequent events have been evaluated through this date.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board issued the statement of “Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles This statement confirmed that the FASB Accounting Standards Codification (the “Codification”) will become the single official source of authoritative U.S. GAAP (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (“EITF”), and related literature. After that date, only one level of authoritative U.S. GAAP will exist. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new structure that is organized in an easily accessible, user-friendly online research system. The Codification, which changes the referencing of financial standards, becomes effective for interim and annual periods ending on or after September 15, 2009. The Company has adopted this standard and did not have any substantive impact on our financial statements or related footnotes.

Management does not believe that any other recently issued, but no yet effective accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

NOTE 3 — PUBLIC OFFERING

On March 7, 2008, the Company sold 4,000,000 units in the Offering at a price of $8.00 per unit. On March 31, 2008, the Company consummated the closing of an additional 239,300 units which were subject to the over-allotment option. Each unit consists of one share of the Company’s ordinary shares, $0.001 par value, and one warrant. Each warrant will entitle the holder to purchase from the Company one of the Company’s ordinary shares at an exercise price of $5.00 per share commencing on the later of: (i) The consummation of the Business Combination, or (ii) March 7, 2009. The warrants will be exercisable only if the Company continues to provide for an effective registration statement covering the ordinary shares issueable upon exercise of the warrants. In no event will the holder of a warrant be entitled to receive a net cash settlement or other consideration in lieu of physical settlement in shares of the Company’s ordinary shares.

The warrants expire on March 7, 2013, unless earlier redeemed. The warrants included in the units sold in the Offering are redeemable, at the Company’s option, in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the ordinary shares exceeds $11.50 per share for any 20 trading days within a 30-trading day period.

The purchased warrants are recognized in additional paid-in-capital within shareholders’ equity since, under the terms of the warrants, the Company cannot be required to settle or redeem them for cash.

NOTE 4 — RELATED PARTY TRANSACTIONS

The Company has agreed to pay Hambrecht-Eu Capital, a company owned and managed by the Company’s Chairman of the Board, Chief Financial Officer and Secretary, $7,500 per month for office space and general and administrative services including secretarial support commencing on November 15, 2007 and continuing (i) until the consummation by the Company of a business combination (as described in Note 1), (ii) 18 months from commencement of the Offering if the Company does not effect a Business Combination, (iii) 24 months from the consummation of the Offering if a letter of intent, agreement in principle or definitive agreement, has been executed within 18 months of commencement of the Offering and the Company has not effected a business combination, or (iv) 36 months from the consummation of the Offering if an extension has been approved by the Company’s shareholders under certain circumstances.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 4 — RELATED PARTY TRANSACTIONS  – (continued)

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC and the Hambrecht 1980 Revocable Trust, companies controlled by Elizabeth B. Hambrecht, wife of Robert Eu, one of the Company’s founders and the Company’s Chairman, Chief Financial Officer and Secretary and William R. Hambrecht, Robert Eu’s father-in-law, Shea Ventures LLC, a company controlled by Edmund H. Shea Jr. and Marbella Capital Partners Ltd., a company controlled by John Wang, our Chief Executive Officer, purchased an aggregate of 1,550,000 warrants at a price of $1.00 per warrant ($1,550,000 in the aggregate) in a private placement immediately prior to the initial public offering (“private placement warrants”). Elizabeth B. Hambrecht owns approximately 25% and William R. Hambrecht controls (through a trust of which he is trustee) approximately 38% of the voting shares of AEX Enterprises Limited. William Hambrecht is a controlling person of W.R. Hambrecht + Co., LLC and is the trustee of the Hambrecht 1980 Revocable Trust. The proceeds from the sale of the private placement warrants were added to the proceeds from the Offering and are held in the Trust Account pending the Company’s consummation of a Business Combination. If the Company does not complete a Business Combination that meets the criteria described in the Offering, then the $1,550,000 purchase price of the private placement warrants will become part of any liquidating distribution to the Company’s public shareholders following the Company’s liquidation and dissolution and the private placement warrants will expire worthless.

The private placement warrants will be non-redeemable so long as they are held by the original holders of the warrants, the pre-initial public offering shareholders and directors or their permitted transferees. In addition, pursuant to the registration rights agreement, the holders of the private placement warrants and the underlying ordinary shares will be entitled to certain registration rights immediately after the consummation of the initial business combination and the warrants may be exercised on a cashless basis if held by the original holder, the pre-initial public offering shareholder and director or their permitted transferees. With those exceptions, the private placement warrants have terms and provisions that are otherwise identical to those of the warrants sold as part of the units in the Offering.

The sale of private placement warrants did not result in the recognition of stock-based compensation expense because the private placement warrants were sold at or above fair market value.

AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC and Marbella Capital Partners Ltd. have agreed, subject to certain exceptions, not to transfer, assign or sell any of its private placement warrants until after the Company consummates a Business Combination. However, prior to the consummation of a business combination, the original holders of the warrants will be permitted to transfer their private placement warrants in certain limited circumstances, such as to the Company’s officers and directors, and other persons or entities associated with such persons, but the transferees receiving such private placement warrants will be subject to the same sale restrictions imposed on such entity.

Robert Eu, one of the Company’s founders, had provided to the Company advances totaling approximately $282,000 to pay a portion of the expenses of the Offering for the SEC registration fee, FINRA registration fee, and accounting and legal fees and expenses. The note was payable on demand with interest at 4% per annum. The note, plus interest of approximately $5,000, was repaid out of the proceeds of the Offering on March 12, 2008.

NOTE 5 — FAIR VALUE MEASUREMENTS

The Company complies with Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 5 — FAIR VALUE MEASUREMENTS  – (continued)

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of June 30, 2009 and December 31, 2008, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of June 30, 2009

Description	June 30, 2009	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$30,271	$30,271	$—	$—
Cash equivalents held in Trust Account	33,838,155	33,838,155	—	—
Total	$33,868,426	$33,868,426	$—	$—

Fair Value of Financial Assets as of December 31, 2008

Description	December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents	$100,312	$100,312	$—	$—
Cash equivalents held in Trust Account	33,798,651	33,798,651	—	—
Total	$33,898,963	$33,898,963	$—	$—

The fair values of the Company’s cash equivalents and cash and cash equivalents held on the Trust Account are determined through market, observable and corroborated sources.

NOTE 6 — COMMITMENTS AND UNDERWRITERS’ COMPENSATION

The Company consummated the Offering on March 12, 2008 and paid to the underwriters a $1,120,000 underwriting fee, representing 3.5% of the gross proceeds, and is committed to pay up to an additional $1,120,000, currently held in the Trust Account, representing an additional deferred underwriting fee of 3.5%, payable upon the Company’s consummation of a Business Combination.

On March 31, 2008, the underwriters exercised their over-allotment option and purchased from the Company an additional 239,300 units. The Company paid to the underwriters a $67,004 underwriting discount, representing 3.5% of the over-allotment gross proceeds, and is committed to pay up to an additional $67,004, currently held in the Trust Account, representing an additional deferred underwriting discount of 3.5%, payable upon the Company’s consummation of a Business Combination.

The Company also issued and sold to the underwriters on the closing date an option, as an additional compensation to purchase up to an aggregate of 280,000 units for an aggregate purchase price of $100. The Option shall be exercisable, in whole or in part, commencing on the later of the consummation of a Business Combination or six months from March 7, 2008 and expiring on March 7, 2013 at an initial exercise price of $10.00 per Unit.

Hambrecht Asia Acquisition Corp.
(a corporation in the development stage)

Notes to Financial Statements

NOTE 6 — COMMITMENTS AND UNDERWRITERS’ COMPENSATION  – (continued)

The Company has determined based upon a Black-Scholes- Merton option pricing model, that the estimated fair value of the option on the date of sale would be approximately $3.36 per unit or an aggregate of approximately $941,000, assuming an expected term of five years, estimated volatility of 51.51% and a risk-free interest rate of 3.38%. Given the parameters used in the computation of the value of the option change over time, the actual fair value of the option on the date of sale is expected to be different from the estimated fair value computed above.

The volatility calculation of 51.51% is based on the latest five year average prior to the Offering, volatility of 62 companies drawn from the Shanghai Stock Exchange Composite Index that had market capitalizations between $70 million and $150 million. Because the Company does not have a trading history, the Company estimated the potential volatility of its ordinary share price, which will depend on a number of factors which cannot be ascertained at this time. The Company used the annualized volatility of the historical volatilities for a period of time equal in length to the term of the option because the Company believes that the volatility of these companies is a reasonable benchmark to use in estimating the expected volatility for the Company’s ordinary share post-Business Combination. Although an expected life of five years was taken into account for purposes of assigning value to this option, if the Company does not consummate a Business Combination within the prescribed time period and liquidates, this option would become worthless.

Pursuant to Rule 2710(g)(1) of FINRA Conduct Rule, the option to purchase 280,000 units is deemed to be underwriting compensation and therefore upon exercise, the underlying ordinary shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Offering.

NOTE 7 — GOING CONCERN

On September 4, 2009, the Company has issued a press release announcing that it has entered into a letter of intent with a company for a business combination. The target is a company with its principal business operations in the People’s Republic of China. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the letter of intent affords the Company a six-month extension for completion of a business combination, until March 12, 2010.

The consummation of the business combination is subject to, among other things, execution of a definitive agreement and required stockholder approval. There can be no assurance that a business combination will be consummated. However, if we anticipate that we will not be able to consummate a business combination by March 12, 2010, we may seek shareholder approval to extend the period of time to consummate a business combination until March 12, 2011. If we are unable to complete the business combination by March 12, 2010, or March 12, 2011 if extension period approved, our purposes and powers will be limited to dissolving, liquidating and winding up. Also contained in our articles of association is the requirement that our board of directors, to the fullest extent permitted by law, consider a resolution to dissolve our company at that time. Consistent with such obligations, our board of directors will seek shareholder approval for any such plan of distribution, and our pre-initial public offering shareholders and directors have agreed to vote in favor of such dissolution and liquidation. This provision will be amended only in connection with, and upon consummation of, its initial business combination by such date. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern and is required to liquidate.

FINANCIAL STATEMENTS OF HONESTY GROUP

Honesty Group Holdings Ltd.

Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Honesty Group Holdings Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Honesty Group Holdings Limited and Subsidiaries (the “Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2009. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, 2008, and 2007, and the results of its operations and its cash flows for each of the years in the three years period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Frazer Frost LLP

Brea, California
February 12, 2010

HONESTY GROUP HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2009	December 31, 2008	December 31, 2007
ASSETS
CURRENT ASSETS
Cash	$4,420,629	$352,569	$45,045
Restricted cash	6,984,083	178,029	116,855
Accounts receivables, trade	18,641,548	3,864,498	433,256
Accounts receivables – related parties	224,407	3,789,374	365,409
Other receivables	121,226	128,197	92,926
Other receivables – related parties	—	—	6,253,947
Inventories	4,011,505	8,241,885	3,540,959
Advances to suppliers	11,950,074	4,357,239	178,798
Advances to suppliers – related parties	8,954,051	10,809,141	117,040
Other current assets	23,439	143,380	112,304
Total current assets	55,330,962	31,864,312	11,256,539
PLANT AND EQUIPMENT, NET	15,729,350	6,147,537	4,795,202
OTHER ASSETS
Intangible assets, net	8,412,366	2,449,320	48,692
Total other assets	8,412,366	2,449,320	48,692
Total assets	$79,472,678	$40,461,169	$16,100,433
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payables	$18,709,038	$5,004,655	$909,176
Bank overdraft	717,562	—	—
Short term loan	19,230,756	3,667,500	—
Accounts payables, trade	3,490,937	2,082,724	1,508,360
Accrued liabilities	74,147	47,892	30,432
Other payables	382,978	345,069	142,803
Other payables – related parties	198,875	7,499,902	38,388
Customer deposits	457,761	—	—
Customer deposits – related parties	335,056	29,702	—
Taxes payable	3,872,916	3,282	1,046
Total current liabilities	47,470,026	18,680,726	2,630,205
COMMITMENT AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Common stock, $0.1286 par value; 10,000 shares authorized, issued and outstanding at December 31, 2009	1,286	1,286	1,286
Paid-in capital	17,276,930	14,196,930	12,396,960
Statutory reserves	1,286,942	571,035	48,590
Retained earnings	11,394,086	4,950,920	248,920
Accumulated other comprehensive income	2,043,408	2,060,272	774,472
Total shareholders' equity	32,002,652	21,780,443	13,470,228
Total liabilities and equity	$79,472,678	$40,461,169	$16,100,433

See accompanying notes to the Consolidated Financial Statements.

HONESTY GROUP HOLDINGS LTD AND

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
REVENUES
Revenues	$52,087,313	$30,656,801	$8,434,314
Revenues – Related Party	6,201,701	9,704,467	1,924,836
Other operating income	9,585,290	3,429,574	123,847
TOTAL REVENUES	67,874,304	43,790,842	10,482,997
COST OF GOODS
Costs of goods	44,625,385	27,796,056	7,655,578
Cost of goods sold – Related Party	4,757,517	6,426,462	1,711,766
Other operating expenses	8,381,433	3,486,510	140,634
TOTAL COST OF GOODS SOLD	57,764,335	37,709,028	9,507,978
GROSS PROFIT	10,109,969	6,081,814	975,019
OPERATING EXPENSES:
Selling expenses	116,918	211,198	34,230
General and administrative expenses	889,481	562,265	326,274
Total operating expenses	1,006,399	773,463	360,504
INCOME FROM OPERATIONS	9,103,570	5,308,351	614,515
OTHER INCOME (EXPENSES):
Interest income	7,221	4,640	2,658
Interest expense	(841,613)	(70,108)	(62,367)
Other income	74,030	26,403	1,771
Other expenses	(149,923)	(44,841)	(70,682)
Total other income (expenses), net	(910,285)	(83,906)	(128,620)
INCOME BEFORE PROVISION FOR INCOME TAXES	8,193,285	5,224,445	485,895
PROVISION FOR INCOME TAXES	1,034,212	—	—
NET INCOME	7,159,073	5,224,445	485,895
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(16,864)	1,285,800	641,620
COMPREHENSIVE INCOME	7,142,209	$6,510,245	$1,127,515

See accompanying notes to the Consolidated Financial Statements.

HONESTY GROUP HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common stock			Retained Earnings		Accumulated other comprehensive income
	Shares	Par Value	Paid-in capital	Statutory reserves	Unrestricted		Totals
BALANCE, December 31, 2006	10,000	$1,286	$6,041,874	$—	$(188,385)	$132,852	$5,987,627
Shareholders' contribution			6,355,086				6,355,086
Net income (loss)					485,895		485,895
Adjustment of statutory reserve				48,590	(48,590)		—
Foreign currency translation adjustments						641,620	641,620
BALANCE, December 31, 2007	10,000	1,286	$12,396,960	$48,590	$248,920	$774,472	$13,470,228
Shareholders' contribution			1,799,970				1,799,970
Net income (loss)					5,224,445		5,224,445
Adjustment of statutory reserve				522,445	(522,445)		—
Foreign currency translation adjustments						1,285,800	1,285,800
BALANCE, December 31, 2008	10,000	1,286	14,196,930	571,035	4,950,920	2,060,272	21,780,443
Shareholders' contribution			3,080,000				3,080,000
Net income (loss)					7,159,073		7,159,073
Adjustment of statutory reserve				715,907	(715,907)		—
Foreign currency translation adjustments						(16,864)	(16,864)
BALANCE, December 31, 2009	10,000	1,286	$17,276,930	$1,286,942	$11,394,086	$2,043,408	$32,002,652

See accompanying notes to the Consolidated Financial Statements.

HONESTY GROUP HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,159,073	$5,224,445	$485,895
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	618,237	507,358	201,722
Change in operating assets and liabilities
Accounts receivables, trade	(14,767,985)	(3,341,788)	319,397
Accounts receivables – related parties	3,562,779	(3,339,306)	(350,937)
Subsidy receivable	—	—	33,049
Other receivables	6,967	(28,264)	1,622,464
Other receivables – related parties	—	5,565,913	(6,006,253)
Inventories	4,227,785	(4,375,579)	(853,874)
Advances to suppliers	(7,588,177)	(4,093,507)	(171,716)
Advances to suppliers – related party	1,853,952	(10,498,192)	(112,405)
Other current assets	29,895	(17,365)	(32,025)
Change in operating liabilities
Notes payables	13,695,975	3,961,734	873,167
Accounts payables, trade	1,407,351	460,595	516,156
Other payables	37,885	(56,130)	(6,862)
Other payables – related parties	(7,299,039)	9,109,628	36,868
Accrued liabilities	26,239	15,063	906
Customer deposits	457,480	—	—
Customer deposits – related parties	305,167	29,186	—
Taxes payable	3,957,232	(3,319)	178,159
Net cash provided by (used in) operating activities	7,690,816	(879,528)	(3,266,289)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	(5,551,830)	(154,590)	(3,416,626)
Payment to construction-in-progress	(8,001,657)	(3,080,821)	—
Purchase of intangible assets	(5,972,103)	(2,356,269)	(44,131)
Net cash used in investing activities	(19,525,590)	(5,591,680)	(3,460,757)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in restricted cash	(6,801,878)	(52,071)	(112,227)
Bank overdraft	717,122	—	—
Proceeds from government	3,372,030	1,974,855	—
Proceeds from short-term loan	50,174,196	22,138,064	4,074,474
Payments on short-term loan	(34,620,488)	(18,534,314)	(4,553,094)
Shareholder contribution	3,080,000	1,799,970	6,355,086
Net cash provided by financing activities	15,920,982	7,326,504	5,764,239
EFFECT OF EXCHANGE RATE ON CASH	(18,148)	(547,772)	32,761
INCREASE/(DECREASE) IN CASH	4,068,060	307,524	(930,046)
CASH, beginning of year	352,569	45,045	975,091
CASH, end of year	$4,420,629	$352,569	$45,045
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest expenses paid (net of amount capitalized)	$841,613	$70,108	$62,367
Income taxes paid	$106,977	$—	$—

See accompanying notes to the Consolidated Financial Statements.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and description of business

Honesty Group Holdings Limited (“Honesty”, “We” or “the Company”)) is a limited liability company registered in Hong Kong on September 13, 2005. The Company through its 100% directly owned subsidiaries, Guanke Electron Technological Industry Co., Ltd., (“Guanke”), Guanwei Electron Technological Co., Ltd., (“Guanwei”), and Guancheng Electron Technological Industry Co., Ltd., (“Guancheng”), designs, manufactures, and distributes liquid crystal display or “LCD” related products and technologies including televisions, monitors, panels, and application-specific products. Products are sold primarily in China and also in international markets, primarily in Europe.

Guanke, Guanwei and Guancheng are limited liability companies established in Jinjiang City, Fujian Province under the corporate laws of the People’s Republic of China (“PRC” or “China”). Guanke was formed on January 16, 2006 with a registered capital of $11,880,000. Currently, Guanke is the Company’s main operating entity. Guanwei and Guancheng were formed on June 22, 2007 with registered capital of $11,880,000 and $7,800,000, respectively, of which $3,130,000 and $2,259,970, respectively, had been invested by Honesty as of December 31, 2009. The remaining registered capital of $8,750,000 and $5,540,000 has to be fulfilled by the end of 2010. Guanwei and Guancheng are under the development stage and have no operations as of December 31, 2009.

Note 2 — Accounting policies

Principle of consolidation and basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), and include the financial statements of the Company and all its majority-owned subsidiaries that require consolidation. All material intercompany transactions and balances have been eliminated in the consolidation. Following are the entities which were consolidated:

	Place incorporated	Ownership percentage
Honesty	Hong Kong	Parent Company
Guanke	Jinjiang, China	100.00%
Guanwei	Jinjiang, China	100.00%
Guancheng	Jinjiang, China	100.00%

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management’s estimates.

Concentration of risks

The Company maintains balances at financial institutions which, from time to time, may exceed Hong Kong Deposit Protection Board insured limits for the banks located in Hong Kong. Balances at financial institutions or state owned banks within the PRC are not insured. As of December 31, 2009, 2008, and 2007, the Company had deposits, including restricted cash balances, in excess of federally insured limits totaling $11,331,560, $420,107, and $122,255, respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Sales revenue from four major customers was approximately 73% of the Company’s total sales for the year ended December 31, 2009, with each customer individually accounting for 27%, 21%, 16%, and 10% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $14 million as of December 31, 2009.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

Sales revenue from four major customers was approximately 69% of the Company’s total sales for the year ended December 31, 2008, with each customer individually accounting for 27%, 17%, 13%, and 11% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $3.4 million as of December 31, 2008.

Sales revenue from two major customers was approximately 46% of the Company’s total sales for the year ended December 31, 2007, with each customer individually accounting for 28% and 18% of revenue, respectively. The Company’s accounts receivable from these customers was approximately $688,000 as of December 31, 2007.

One major vendor provided approximately 21% of raw materials purchased by the Company during the year ended December 31, 2009 and the Company had no accounts payable due to those vendors as of December 31, 2008.

One major vendor provided approximately 11% of raw materials purchased by the Company during the year ended December 31, 2008, and the Company had no accounts payable due to this vendor as of December 31, 2008.

Three major vendors provided approximately 31% of raw materials purchased by the Company during the year ended December 31, 2007, with each vendor individually accounting for 17% and 14%, respectively. The Company’s accounts payable to these vendors was approximately $625,000 as of December 31, 2007.

The Company’s operations are carried out in the PRC and its operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash includes cash on hand and demand deposits in accounts maintained with financial institutions or state owned banks within the PRC and Hong Kong.

Restricted cash

The Company has notes payable outstanding and line of credit arrangements with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions.

Restricted cash represents amounts set aside by the Company in accordance with the Company’s debt agreements with certain financial institutions. These cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions, and these amounts are held at the same financial institutions with which the Company has debt agreements in the PRC. Due to the short term nature of the Company’s debt obligations to these banks, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

Accounts receivable, trade

Receivables include trade accounts due from customers and other receivables from cash advances to employees, related parties or third parties. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentration, customer credit worthiness, current economic trends and changes in customer payment patterns to determine if the allowance for doubtful accounts is adequate. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable, known bad debts are written off against allowance for doubtful accounts when identified.

Inventories

Inventory is composed of raw materials, mainly parts for assembly of LCD products, and finished goods. Inventory is valued at the lower of cost or market value using the weighted average method. Management reviews inventories for obsolescence and compares the cost of inventory with the market value at least annually. An allowance is made for writing down the inventory to its market value, if lower than cost.

Plant and equipment

Equipment is stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred. Major additions are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation of plant and equipment is provided using the straight-line method for substantially all assets with estimated lives as follows:

Estimated Useful Life
Buildings and improvements	20 years
Machinery equipment	10 years
Vehicles and office equipment	5 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and placed into service.

Government grants

The Company is entitled to receive grants from the PRC municipal government due to its operation in the high and new technology business sector. For the years ended December 31, 2009 and 2008, the Company received grants of approximately $3,372,000 (RMB 23,000,000) and $1,975,000 (RMB 13,700,000), respectively, from the PRC municipal government. Grants of $613,000 (RMB 5,000,000) were received in 2006. Grants received from the PRC municipal government can be used for enterprise development and technology innovation purposes. The government grants received during the 2009, 2008, and 2007 periods were recognized in the accompanying consolidated balance sheets as a reduction of cost of the assets acquired and buildings constructed.

Intangible assets

Intangible assets mainly include land use rights. All land in the PRC is government owned. However, the government grants “land use rights”. The Company acquired land use rights in 2007 and has the right to use the land for 50 years. The rights are amortized on a straight line basis over 50 years. As the land was under construction, no amortization was provided for the years ended 2008 and 2007. Guanke began amortizing costs during the 4th quarter of 2009 as the land has been placed into service. Land for Guanwei and Guancheng remains unamortized as both entities are under the development stage and have no operations as of December 31, 2009.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

Impairment of long-lived assets

The Company evaluates long lived assets, including equipment and intangible assets, for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability of intangible assets, other long-lived assets, and goodwill is measured by comparing their net book value to the related projected undiscounted cash flows from these assets, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the net book value of the asset exceeds the related undiscounted cash flows, the asset is considered impaired, and a second test is performed to measure the amount of impairment loss. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2009, management believes there was no impairment of long-lived assets.

Fair value of financial instruments

The accounting standards regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires fair value disclosures of those financial instruments. The fair value measurement accounting standard defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities qualifying as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
•

Level 2

inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 2009 and 2008, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value in accordance with the Financial Accounting Standard Board (the “FASB”)’s accounting standard.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company is required to record assets and liabilities at fair value on a non-recurring basis. Generally, assets are recorded at fair value on a non-recurring basis as a result of impairment charges. For the years ended December 31, 2009, 2008, and 2007, there were no impairment charges. Refer to the discussion elsewhere in the notes for impairment valuation.

Revenue recognition

The Company’s revenue recognition policies are in accordance with the accounting standards. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. For products that are required to be examined by customers, sales revenue is recognized after the customer examination is passed. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. The Company offer limited extended warranty and service contracts to customers. Most of these services are provided by the distributors. Management did not estimate future warranty liabilities as historical warranty expenses were minimum.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

Income taxes

The Company accounts for income taxes in accordance with the FASB’s accounting standard for income taxes. Under the asset and liability method as required by this accounting standard, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The charge for taxation is based on the results for the reporting period as adjusted for item, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if it is more likely than not that some portion, or all of, a deferred tax asset will not be realized. There was no deferred tax amount as of December 31, 2009, 2008 and 2007.

Under the accounting standard regarding accounting for uncertainty in income taxes, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Advertising costs

The Company expenses the cost of advertising as incurred in selling, general and administrative costs. The Company incurred $0, $0 and $3,687 for the years ended December 31, 2009, 2008 and 2007, respectively.

Shipping and handling

Shipping and handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred to ship finished products to customers are included in selling expenses. Shipping and handling expenses for the years ended December 31, 2009, 2008, and 2007 amounted to $58,288, $40,792, and $10,610, respectively.

Research and development costs

Research and development costs are expensed as incurred. The costs of material and equipment that are acquired or constructed for research and development activities and have alternative future uses are classified as plant and equipment and depreciated over their estimated useful lives.

Foreign currency translation

The reporting currency of the Company is the US dollar. The functional currency of PRC subsidiaries is the Chinese Renminbi (“RMB”). Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Capital accounts are translated at their historical exchange rates when the capital transaction occurred. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation gain resulting from this process amounted to $(16,864), $1,285,800, and $641,620 for the years ended December 31, 2009, 2008 and 2007, respectively. The balance sheet amounts with the exception of equity were translated 6.82 RMB, 6.82 RMB and 7.29 RMB to $1.00 at December 31, 2009, 2008 and 2007, respectively. The equity accounts were stated at their historical exchange rates. The average translation rates applied to the income and cash flow statement amounts for the years ended December 31, 2009, 2008 and 2007 were 6.82 RMB, 6.94 RMB and 7.59 RMB to $1.00, respectively.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

In accordance with accounting standards regarding the statement of cash flows, cash flows from the Company’s operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Recent accounting pronouncements

In April 2009, the FASB issued three related FASB Staff Positions: (i) Recognition of Presentation of Other-Than-Temporary Impairments, (ii) Interim Disclosures about Fair Value of Financial Instruments, and (iii) Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which are effective for interim and annual reporting periods ending after June 15, 2009. The first Staff Position modifies the requirement for recognizing other-than-temporary impairments, changes the existing impairment model, and modifies the presentation and frequency of related disclosures. The second Staff Position requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. The third Staff Position requires new disclosures regarding the categories of fair value instruments, as well as the inputs and valuation techniques utilized to determine fair value and any changes to the inputs and valuation techniques during the period. The adoption of these FASB Staff Positions did not have a material impact the Company’s consolidated financial statements.

In May 2009, the FASB issued an accounting standard which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard also requires entities to disclose the date through which subsequent events were evaluated as well as the rationale for why that date was selected. The standard is effective for interim and annual periods ending after June 15, 2009, and accordingly, the Company adopted this Standard during the second quarter of 2009. The standard requires that public entities evaluate subsequent events through the date that the financial statements are issued.

In June 2009, the FASB issued an accounting standard which establishes the FASB Accounting Standards Codification (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification is effective for the Company in the third quarter of 2009, and accordingly, all current and subsequent public filings will reference the Codification as the sole source of authoritative literature.

In August 2009, the FASB issued an Accounting Standards Update (“ASU”) regarding measuring liabilities at fair value. This ASU provides additional guidance clarifying the measurement of liabilities at fair value in circumstances in which a quoted price in an active market for the identical liability is not available; under those circumstances, a reporting entity is required to measure fair value using one or more valuation techniques, as defined. This ASU is effective for the first reporting period, including interim periods, beginning after the issuance of this ASU. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-02 regarding accounting and reporting for decreases in ownership of a subsidiary. Under this guidance, an entity is required to deconsolidate a subsidiary when the entity ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation of a subsidiary, an entity recognizes a gain or loss on the transaction and measures any retained investment in the subsidiary at fair value. In contrast, an entity is required to account for a decrease in its ownership interest of a subsidiary that does not result in a change of control of the subsidiary as an equity transaction. This ASU clarifies the scope of the decrease in ownership provisions, and expands the disclosures about the deconsolidation of a

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — Accounting policies  – (continued)

subsidiary or de-recognition of a group of assets. This ASU is effective beginning in the first interim or annual reporting period ending on or after December 31, 2009. The Company is currently evaluating the impact of this ASU; however, the Company does not expect the adoption of this ASU to have a material impact on its consolidated financial statements.

Note 3 — Accounts receivable

Accounts receivable as of December 31, 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
Accounts receivable	$18,641,548	$3,864,498	$433,256
Accounts receivables – related parties	224,407	3,789,374	365,409
Allowance for bad debts	—	—	—
Trade accounts receivable, net	$18,865,955	$7,653,872	$798,665

Note 4 — Inventories

Inventories consist of the following at December 31 of 2009, 2008 and 2007 as follows:

	2009	2008	2007
Raw material	$2,999,847	$8,042,468	$3,540,959
Finished goods	1,011,658	199,417	—
Total inventories	$4,011,505	$8,241,885	$3,540,959

Note 5 — Advances to suppliers

The Company makes advances to certain vendors for inventory purchases and construction projects. The advances on inventory purchases were $11,950,074, $4,357,239 and $178,798 as of December 31, 2009, 2008 and 2007, respectively. See Note 14 for disclosure related to advances to related parties.

Note 6 — Plant and equipment, net

Plant and equipment consists of the following at December 31:

	2009	2008	2007
Buildings and improvements	$5,336,213	$—	$—
Machinery and equipment	5,307,691	5,249,195	4,832,814
Vehicles and office equipment	265,116	104,587	61,482
Construction in progress	6,212,647	1,580,178	154,007
Total	17,121,667	6,933,960	5,048,303
Less: accumulated depreciation	(1,392,317)	(786,423)	(253,101)
Plant and equipment, net	$15,729,350	$6,147,717	$4,795,202

Construction in progress represents labor costs, materials, capitalized interest incurred in connection with the construction of the new plant facility and the construction and installation of manufacturing equipment in manufacturing plant.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Plant and equipment, net  – (continued)

Construction in progress at December 31, 2009 consisted of the following:

Project Description	December 31, 2009	Commencement date	Expected completion date	Estimated additional cost
Facilities	$4,067,521	October 15, 2007	June 30, 2010	$4,492,000
Equipment	2,145,126	March 29, 2009	June 30, 2010	79,000
	$6,212,647			$4,571,000

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 amounted to $605,522 $506,638, and $201,064, respectively.

For the year ended December 31, 2009, interest expense of approximately $176,000 was capitalized into construction in progress; no interest was capitalized for the two years ended December 2008 and 2007.

Note 7 — Intangible assets

Net intangible assets consist of the following at December 31:

	2009	2008	2007
Land use rights	$8,422,556	$2,447,119	$45,950
Software	3,668	3,668	3,428
Total	8,426,556	2,450,787	49,378
Less: accumulated amortization	(14,190)	(1,467)	(686)
Intangible assets, net	$8,412,366	$2,449,320	$48,692

Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to $12,715, $721, and $658, respectively. Guanke began amortizing costs during the 4th quarter of 2009 as the land was placed into service. Land for Guanwei and Guanchung remains unamortized as both entities are under the development stage and have no operations as of December 31, 2009.

The estimated aggregate amortization expense for each of the five fiscal years will be approximately $50,000 assuming Guanwei and Guanchung remain under the development stage.

Note 8 — Debt

Notes payable

Notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor funded with draws on the lines of credit. This short term note payable is guaranteed by the bank for its complete face value through a letter of credit and usually matures within three to six months of issuance. The banks either charge interest or require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash. In addition, the banks charge processing fees based on the face value of the note.

As of December 31, 2009, 2008, 2007, $5,596,699, $178,029, and $116,855 of restricted cash was collateral for the $18,709,038, 5,004,655, and $909,176 notes payable, which was approximately 30%, 4%, and 13%, respectively, of the notes payable the Company issued. Notes payable is secured by a pledge of the Company’s operating equipment.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt  – (continued)

	December 31, 2009	December 31, 2008	December 31, 2007
Letters of credit from Agricultural Bank of China with interest rates ranging from 3.04% to 5.05%	$1,451,232	$2,137,104	$909,176
Letters of credit from Commercial Bank of China with interest rates ranging from 4.03% to 4.47%		2,867,551	—
Letters of credit from Bank of Communication with an interest rate of 4.5%	4,339,457	—	—
Letters of credit from Industrial Bank of China with an interest rate of 3.38%	4,871,642	—	—
Notes payable from Bank of Communication, non-interest bearing	8,046,707	—	—
Total	$18,709,038	$5,004,655	$909,176

Bank overdraft

In connection with the notes payable, the Company entered into an overdraft line of credit agreement with a local bank in 2009. The maximum overdraft limit is approximately $1.5 million (RMB10 million) and will expire on August 17, 2010. Each bank overdraft has a term of 90 days at an interest rate of 5.3%. The Bank overdraft line is secured by the Company’s land use rights. As of December 31, 2009, bank overdrafts amounted to $717,562.

Short term loans

Short term loans represent amounts due to various banks and other companies and are normally due within one year. The loan principal is due at maturity. The loans can be renewed with the banks. The Company has the following short term loans from banks at:

	December 31, 2009	December 31, 2008	December 31 2007
Two loans with Xinye Bank, Due 12/2009 with an interest rate of 5.58%, guaranteed by the Company’s board members and secured by the Company’s land use right	$—	$3,667,500	$—
Four loans with Xinye Bank, Due 11/2010 with an interest rate of 5.31%, guaranteed by the Company’s board members and secured by the Company’s land use right	4,987,800	—	—
Two loans with Agricultural Bank of China, Due 3/2010 with an interest rate of 5.58%, guaranteed by the Company’s board members and secured by the Company’s land use right	5,868,000	—	—
Bank of Communications, Due 3/2010 with an interest rate of 5.84%, secured by the Company’s land use right	5,134,500	—	—
Industrial and Commercial Bank, Due 6/2010 with an interest rate of 3.21%, secured by one accounts receivable balance*	1,467,000	—	—
Total – bank loans	$17,457,300	$3,667,500	$—

*	Cash collected is designated for the purpose of paying down the principal amounts owed to the financial institutions and is included in restricted cash. As of December 31, 2009, cash collected net of interest charges and service fees approximated $1,387,000.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Debt  – (continued)

The Company had one loan from an unrelated company. The loan bears no-interest, is due on demand, and is unsecured. The balance amounted to $1,773,456 as of December 31, 2009.

Total interest incurred amounted to $1,017,545, $70,108 and $62,367 for the years ended December 31, 2009, 2008 and 2007, respectively. For the year ended December 31, 2009, interest expense of approximately $176,000 was capitalized into construction in progress; no interest was capitalized for the year ended December 2008 and 2007.

Note 9 — Employee pension

Regulations in the PRC require the Company to contribute to a defined contribution retirement plan for all permanent employees. The PRC government is responsible for the pension liability to these retired employees. The Company is required to make monthly contributions to the state retirement plan at 20% of the base requirement for all permanent employees. Different geographic locations have different base requirements. Total pension expense incurred by the Company was immaterial for the years ended December 31, 2009, 2008, and 2007.

Note 10 — Shareholders’ equity

Statutory reserves

The laws and regulations of the PRC require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations in proportions determined at the discretion of the board of directors, after the statutory reserves.

Surplus reserve fund

As stipulated by the Company Law of the PRC as applicable to Chinese companies with foreign ownership, net income after taxation can only be distributed as dividends after appropriation has been made for the following:

i.	Making up cumulative prior years’ losses, if any;
ii.	Allocations to the “Statutory surplus reserve” of at least 10% of income after tax, as determined under PRC accounting rules and regulations, until the fund amounts to 50% of the Company’s registered capital;
iii.	Allocations to the discretionary surplus reserve, if approved in the shareholders’ general meeting.

The Company is required to transfer 10% of its net income to the statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital. The Company has total registered capital of $31,670,000.

The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

For the fiscal year ended December 31, 2009, 2008, and 2007, Guanke has appropriated $715,907, $522,445, and $48,590, respectively, as allocations to the statutory surplus reserve. Guanke is required to contribute an additional $4,653,000 to fulfill the 50% of registered capital requirement. As of December 31, 2009, Guanwei and Guanchung are still in the development stage and have not undertaken significant operating activities. Guanwei and Guanchung are required to contribute an additional $5,995,000 and $3,900,000 from future earnings to fulfill the 50% of registered capital requirement.

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Income Taxes

The Company conducts all its operating business through its three subsidiaries in China. The three subsidiaries are governed by the income tax laws of the PRC and do not have any deferred tax assets or deferred tax liabilities under the income tax laws of the PRC because there are no temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Company’s subsidiaries are governed by the Income Tax Law of the PRC concerning foreign invested enterprises and foreign enterprises and various local income tax laws (the Income Tax Laws). Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the previous laws for Domestic Enterprises (“DEs”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% has replaced the 33% rate previously applicable to both DEs and FIEs. Companies established before March 16, 2007 will continue to enjoy tax holiday treatment approved by local government for a grace period of the next 5 years or until the tax holiday term is completed, whichever is sooner.

Guanke was established before March 16, 2007 and therefore is qualified to continue enjoying the reduced tax rate as described above. Guanke was granted income tax exemption for two years commencing from January 1, 2007, and is subject to 50% of the 25% EIT tax rate, or 12.5%, from January 1, 2009 through December 31, 2011.

Guanwei and Guancheng are under development stage and had no taxable income for the years ended December 31, 2009, 2008 and 2007.

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
U.S. Statutory rates	34%	34%	34%
Foreign income not recognized in USA	(34)	(34)	(34)
China income taxes	25	25	33
Tax exemption	(12.5)	(25)	(33)
Other(a)	0.1	—	—
Effective income taxes	12.6%	—%	—%

(a)	The other represents losses incurred by Guanwei and Guancheng that are not subjected to PRC income taxes.

The estimated tax savings for the years ended December 31, 2009, 2008 and 2007 amounted to approximately $1,024,000, $1,306,000, and $160,000, respectively.

Value added tax

Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing its finished products. The Company recorded VAT Payable and VAT receivable net of payments in the financial statements. The VAT tax return is filed offsetting the payables against the receivables.

VAT on sales and VAT on purchases amounted to approximately $11,124,000 and $7,427,000 for the year ended December 31, 2009, $5,795,000 and $5,782,000 for the year ended December 31, 2008, and $1,038,000 and $1,012,000 for the year ended December 31, 2007, respectively. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday. As of December 31, 2008 and 2007, the Company’s accumulated VAT on purchases

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Income Taxes  – (continued)

was higher than its accumulated VAT on sales resulting in prepaid expenses that can be used to offset future VAT on sales. As of December 31, 2008 and 2007, the Company had VAT tax credits of $90,027 and $78,958.

Taxes payable consisted of the following:

	December 31, 2009	December 31, 2008	December 31, 2007
VAT tax payable	$2,938,864	$—	$—
Corporation income tax payable	927,804	—	—
Others misc. tax payable	6,248	3,282	1,046
Total	$3,872,916	$3,282	$1,046

Note 12 — Enterprise-wide geographic reporting

The Company manufactures and sells LCD products. The production process, selling practice and distribution process are the same for all products. Based on qualitative and quantitative criteria established by the FASB accounting standard regarding disclosures about segments of an enterprise and related information, the Company considers itself to be operating within one reportable segment.

The Company does not have long-lived assets located in foreign countries. Geographic area data is based on product shipment destination. In accordance with the enterprise-wide disclosure requirements of the accounting standard, the Company’s net revenue from external customers by geographic areas is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
China	$65,434,963	$34,086,375	$4,375,610
International	2,439,341	9,704,467	6,107,387
Total	$67,874,304	$43,790,842	$10,482,997

In 2008 and 2007, approximately 11% and 18% of sales, respectively, were in Hong Kong and Nederland.

Note 13 — Related party transactions

In the ordinary course of business the Company has conducted business with the related parties, Mosview Technology Group Ltd. (“Mosview”) and BORO (Fujian) Electronic Co., Ltd. (“BORO”). The Company’s 80% shareholder also owns Mosview, which owns BORO. The Company borrowed money from the Company’s CEO and those borrowings are short term in nature and non-interest bearing. All transactions with related parties are short term in nature. Settlements for the balances are usually in cash. The Company had the following significant related party transactions as of December 31, 2009, 2008, and 2007, respectively:

Accounts receivables — related parties

Name of related parties	December 31, 2009	December 31, 2008	December 31, 2007
BORO	$224,407	$—	$—
Mosview	—	3,789,374	365,409
	$224,407	$3,789,374	$365,409

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — Related party transactions  – (continued)

Other receivables — related parties

Name of related parties	December 31, 2009	December 31, 2008	December 31, 2007
Officer	$—	$—	$6,253,947
	$—	$—	$6,253,947

Advances to suppliers — related parties

Name of related parties	December 31, 2009	December 31, 2008	December 31, 2007
Mosview	$8,954,051	$10,809,141	$117,040
	$8,954,051	$10,809,141	$117,040

Other payables — related parties

Name of related parties	December 31, 2009	December 31, 2008	December 31, 2007
BORO	$8,463	$2,848,608	$38,388
Officer	190,411	590,495	—
	$198,874	$3,439,103	$38,388

Customer deposits — related parties

Name of related parties	December 31, 2009	December 31, 2008	December 31, 2007
Mosview	335,056	29,702	—
	$335,056	$29,702	$—

Note 15 — Commitments and contingencies

From time to time, the Company is involved in legal matters arising in the ordinary course of business. Management currently is not aware of any legal matters or pending litigation, which would have a significant effect on the Company’s consolidated financial statements as of December 31, 2009.

Note 16 — Subsequent event

The Company has performed an evaluation of subsequent events through February 12, 2010, which is the date the financial statements were issued.

Repayment of short term loan

On January 8, 2010, the Company repaid one of the loans of $2,934,000, with Agricultural Bank of China and renewed the other loan of $2,934,000 with the same interest rate of 5.58%. The term of the loan is one year.

Share Exchange Agreement

On February 12, 2010, Hambrecht Asia Acquisition Corporation (the “SPAC”) and the Company entered into a Share Exchange Agreement (the “Agreement”) pursuant to which SPAC will acquire 100% of the Company for consideration consisting of (i) 8,500,000 of SPAC ordinary shares, valued at $7.98 per share, to be issued to the Company’s shareholders at the closing, and (ii) up to 5,800,000 of additional SPAC ordinary shares to be issued in escrow at the closing. The Company’s shareholders will be entitled to receive 5,000,000 of the shares issued in escrow if the net income from existing operations of the company surviving the acquisition is at least $15 million for the year ended December 31, 2010. The Company’s shareholders will be

HONESTY GROUP HOLDINGS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Subsequent event  – (continued)

entitled to receive the remaining 800,000 shares issued in escrow (and all 5,800,000 shares issued in escrow if the first 5,000,000 were not received) if the net income from existing operations of the company surviving the acquisition is at least $20 million for the year ended December 31, 2011.

Real Estate Option agreement

As a condition to the Agreement, the Company has entered into a real estate option agreement with the shareholder of the Company, Mr. Burnette Or pursuant to which Mr. Or, or an entity led by him, has the option, for a period of two years following the closing of the Acquisition, to purchase the land use rights at cost. Mr. Or has agreed that if the option is exercised, he will negotiate in good faith with Guanke for a long-term lease at fair market value of the manufacturing facility and dormitories at the current location.

ANNEX A

SHARE EXCHANGE AGREEMENT
BETWEEN
HAMBRECHT ASIA ACQUISITION CORP.,
THE SHAREHOLDERS OF
HONESTY GROUP HOLDINGS LIMITED,
AND
HONESTY GROUP HOLDINGS LIMITED

As of February 12, 2010

INDEX TO DISCLOSURE SCHEDULES OF HONESTY GROUP

Schedule 4.1	Honesty Group Capital Structure
Schedule 4.2	Organization and Standing
Schedule 4.3	Subsidiaries
Schedule 4.4	No Conflicts
Schedule 4.5	Consents and Approvals
Schedule 4.6	Financial Statements
Schedule 4.7	Absence of Certain Changes or Events
Schedule 4.8	Material Permits
Schedule 4.9	Real Property
Schedule 4.10	Tangible Personal Property
Schedule 4.11	Intellectual Property
Schedule 4.12	Material Contracts
Schedule 4.13	Taxes
Schedule 4.14	Employment Matters
Schedule 4.15	Litigation
Schedule 4.16	Transactions with Affiliates and Employees
Schedule 4.17	Insurance
Schedule 4.18	Compliance with Applicable Laws
Schedule 4.19	Brokers
Schedule 4.20	Environmental Matters
Schedule 4.21	No Additional Agreements
Schedule 4.22	Foreign Corrupt Practices
Schedule 4.23	Sarbanes Oxley Act of 2002
Schedule 4.24	Additional PRC Representations and Warranties
Schedule 4.25	No Other Representations

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement (this “Agreement”) is dated as of February 12, 2010 and is between Hambrecht Asia Acquisition Corp., a Cayman Islands company (“HMAUF”), Sun Zone Investments Limited, a company organized under the laws of the British Virgin Islands (the “Majority Shareholder”), and Sze Kit Ting, an individual residing at Room 2101, 21/F., Block B, Healthy Gardens, No. 560 King’s Road, North Point, Hong Kong (together with the Majority Shareholder, the “Shareholders”), and Honesty Group Holdings Limited, a private company organized under the laws of Hong Kong (“Honesty Group”).

WHEREAS, HMAUF was formed for the purpose of acquiring one or more businesses having primary operations in the People’s Republic of China (“PRC”); and

WHEREAS, Honesty Group is the sole shareholder of: (i) Guanke (Fujian) Electron Technological Industry Co., Ltd. (“Guanke”), a corporation formed under the laws of the PRC and engaged in the business of manufacturing and distributing LCD products and related technologies, principally in markets in the PRC; (ii) Guanwei (Fujian) Electron Technological Company Limited (“Guanwei”), a corporation formed under the laws of the PRC (a development stage company), and (iii) Guancheng (Fujian) Electron Technological Company Limited (“Guancheng”), a corporation formed under the laws of the PRC (a development stage company).

WHEREAS, the Board of Directors of HMAUF has determined that it is in the best interests of HMAUF, and consistent with its Amended and Restated Articles of Association, dated January 29, 2008 (the “HMAUF Charter”), and its Memorandum of Association, dated July 18, 2007, and subject to the terms and conditions of this agreement, to exchange up to 14,300,000 ordinary shares, par value $.001 per share, of HMAUF (“HMAUF Shares”) for the outstanding shares, par value HK$1.00, of Honesty Group (“Honesty Group Shares”) from the Shareholders, and the Shareholders have agreed to such a share exchange upon the terms and conditions of this Agreement (the “Share Exchange”); and

WHEREAS, the parties intend that, immediately after the exchange of the HMAUF Shares for Honesty Group Shares, HMAUF will change its name to “SGOCO Technology Ltd.”;

NOW, THEREFORE, the parties, in consideration of the foregoing and the representations, warranties covenants and agreements set forth in this Agreement, and intending to be legally bound agree as follows (capitalized terms not defined above are used with the meanings ascribed thereto in Article I — Definitions and Rules of Construction):

ARTICLE I
DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1 Definitions.  Capitalized terms used in this Agreement are used with the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 6.2(a).

“Announcement Filing” has the meaning set forth in Section 5.6.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Business” means the business of designing, making and distributing LCD related products and technologies and manufacturing operations of Honesty Group and its Subsidiaries taken as a whole.

“Closing” has the meaning set forth in Section 11.1.

“Combined Company” means HMAUF (renamed “SGOCO Technology, Ltd.”, assuming the name change is approved) after the Closing.

“Consent” has the meaning set forth in Section 4.5.

“Constituent Documents” means, as applicable, the articles or certificate of incorporation or formation and any memorandum of association, by-laws, operating agreement or comparable documents of any entity, each as amended to the date hereof.

“Contract” means any contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument.

“Disclosure Schedules” means the schedules of exceptions, qualifications and limitations of the representations and warranties of Honesty Group or HMAUF delivered with this Agreement, as amended from time to time.

“Earn-Out Milestone” means either the First Earn-Out Milestone or the Second Earn-Out Milestone, and “Earn-Out Milestones” means both collectively.

“Earn-Out Milestone Date” means, with respect to the First Earn-Out Milestone, the date on which HMAUF files its Form 20-F with the SEC for the year ended December 31, 2010; and with respect to the Second Earn-Out Milestone, the date on which HMAUF files its Form 20-F for the year ended December 31, 2011.

“Escrow Agent” means the Grand Pacific Investment Limited, in its capacity as escrow agent under the Escrow Agreement.

“Escrow Agreement” means the agreement among HMAUF, the Shareholders and the Escrow Agent, pursuant to which the HMAUF Shares deliverable on achievement of the Earn-Out Milestones will be held pending the Earn-Out Milestone Dates, in such form as shall be agreed to by HMAUF, the Shareholders and the Escrow Agent.

“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended.

“Exchange Act Report” means a report on any applicable form filed with the SEC under the Exchange Act.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the regulations issued pursuant thereto.

“FINRA” means Financial Industry Regulatory Authority, Inc.

“First Earn-Out Milestone” means the filing with the SEC of an Exchange Act Report where the Income from Existing Operations for the year ended December 31, 2010 from which such Exchange Act Report is derived is in excess of $15,000,000.

“Forward Purchase Contracts” means contracts between HMAUF and holders of IPO Shares pursuant to which HMAUF has agreed to repurchase IPO Shares at or following the Closing.

“Governmental Entity” means any national, federal, provincial, state or other government subdivision or jurisdiction, including each of their respective authorities, branches, departments, agencies, courts or other tribunals, instrumentalities or other subdivisions and any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“Guancheng” has the meaning set forth in the recitals to this Agreement.

“Guanke” has the meaning set forth in the recitals to this Agreement.

“Guanwei” has the meaning set forth in the recitals to this Agreement.

“HMAUF” has the meaning set forth in the preamble to this Agreement.

“HMAUF Charter” has the meaning set forth in the preamble to this Agreement.

“HMAUF Financial Statements” has the meaning set forth in Section 5.7.

“HMAUF IPO” means the March 2008 initial public offering by HMUAF of an aggregate of 4,230,300 IPO Units.

“HMAUF Material Adverse Effect” means an event, change or occurrence that, individually or in the aggregate with other events, changes or occurrences, has materially adversely affected, or would reasonably be expected to materially adversely affect: (a) the ability of HMAUF to consummate the

Transactions, (b) the approval at the HMAUF Holders Meeting of this Agreement, the Share Exchange and the Transactions, (c) the effecting of the Warrant Amendment, or (d) the release, at the Closing, of the monies in the Trust Fund.

“HMAUF Material Contract” has the meaning set forth in Section 5.20.

“HMAUF SEC Documents” has the meaning set forth in Section 5.7.

“HMAUF Shares” has the meaning set forth in the recitals to this Agreement.

“HMAUF Recapitalization Events” has the meaning set forth in Section 8.1.

“HMAUF Holders Meeting” has the meaning set forth in Section 8.3(a).

“Honesty Group” has the meaning set forth in the recitals to this Agreement.

“Honesty Group Benefit Plans” has the meaning set forth in Section 4.14(a).

“Honesty Group Financial Statements” has the meaning set forth in Section 4.6(a).

“Honesty Group Material Adverse Effect” means an event, change or occurrence that, individually or in the aggregate with other events, changes or occurrences, has or would reasonably be expected to have a near-term or long-term effect that could be materially adverse to the Business, assets, liabilities, properties, prospects, customer or supplier relationships, condition (financial or otherwise), operations or results of operations of the Honesty Group and its Subsidiaries, taken as a whole, or would materially adversely effect the ability of the Shareholders or Honesty Group to consummate the Transactions, provided, however, that none of the following shall, in each case, be considered in determining whether an “Honesty Group Material Adverse Effect” has occurred: (a) changes in general economic or political conditions or the financing, currency or capital markets in general or changes in exchange rates or currency fluctuations, (b) changes in Laws by any Governmental Entity or changes in accounting requirements or principles, (c) changes, events or developments affecting generally the industries or markets in which Honesty Group or its Subsidiaries conduct business, including changes or developments in the use, adoption or non-adoption of technologies or industry standards, except to the extent that such changes, events or developments adversely affect Honesty Group or its Subsidiaries more than other participants in such industries or markets generally, (d) the announcement or pendency of the transactions contemplated by this Agreement or the Transaction Documents, (e) the consummation of the transactions contemplated hereby or by the Transaction Documents or any actions by Honesty Group or its Subsidiaries or the Shareholders taken pursuant to or permitted by this Agreement or the Transaction Documents or in connection with the transactions contemplated hereby or thereby, or (f) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof unless it results in material physical damage to the property, plant or assets of the Business. For purposes of this definition, “changes in Laws” shall mean the adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law, order, protocol, practice or measure or any other requirement of Law of or by any Governmental Entity which occurs after the date of this Agreement.

“Honesty Group Shares” has the meaning set forth in the recitals to this Agreement.

“Income from Existing Operations” means the income from operations for Guanke derived from the financial information used to prepare the financial statements for the Combined Company, provided, however, costs incurred by Guanke in connection with the Transactions or the formation, capitalization or recapitalization of HMAUF (including the HMAUF Recapitalization Events) shall not be treated an expense for any period in determining whether an Earn-Out Milestone has been met.

“Intellectual Property Rights” has the meaning set forth in Section 4.11.

“IPO Share Repurchases” means (a) any redemptions with respect to the IPO Shares in connection with the HMAUF Holders Meeting or the Transactions, and (b) any purchase of IPO Shares pursuant to Forward Purchase Contracts.

“IPO Shares” means ordinary shares, par value $.001 per share, of HMAUF issued in the HMAUF IPO or upon exercise of the IPO Warrants.

“IPO Units” means units consisting of one IPO Share and one IPO Warrant issued in the HMAUF IPO.

“IPO Warrants” means the warrants exercisable for 4,239,300 ordinary shares, par value $.001 per share, of HMAUF included as part of the units issued in the HMAUF IPO.

“Knowledge” means (a) with respect to Honesty Group or the Shareholders, the actual knowledge of Burnette Or, Tin Man Or, Robert Lu, David He or Shongsheng Lu (as to the latter two, solely as to matters within their responsibility), and (b) with respect to HMAUF, the actual knowledge of Robert J. Eu, John Wang and Stephen N. Cannon.

“Land Contracts” has the meaning set forth in Section 4.9.

“Law” means any applicable law, including common law, statute, ordinance, rule, regulation, code, order, judgment, injunction, decree or judicial or administrative ruling or interpretation that is promulgated or issued by any Governmental Entity.

“Lien” means any mortgage, lien, claim, charge, restriction, right, option, adverse interest or other encumbrance of any kind.

“Litigation” means any action, suit, inquiry, notice of violation, claim, arbitration, audit, proceeding or investigation by any Person or Governmental Entity.

“Majority Shareholder” has the meaning set forth in the preamble to this Agreement.

“Material Contract” has the meaning set forth in Section 4.12(a).

“Material Permits” has the meaning set forth in Section 4.8.

“Money Laundering Laws” means the money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity.

“Net Trust Proceeds” means the proceeds released from the Trust Fund at the Closing less the amount of such proceeds used or required to be used after the Closing to effect Share Repurchases (but before deducting any amounts necessary to pay the consideration for IPO Warrants surrendered for cancellation).

“OTCBB” means the electronic Over-the-Counter Bulletin Board maintained by the FINRA.

“PRC” has the meaning set forth in the recitals to this Agreement.

“Permitted Liens” means (i) such Liens as are set forth in Schedule 4.10 of the Honesty Group Disclosure Schedule, (ii) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (iii) Liens arising under original purchase price conditional sales Contracts and equipment leases with third parties entered into in the ordinary course of business, (iv) Liens for Taxes and other governmental charges that are not due and payable or are being contested in good faith, (v) Liens disclosed in the Honesty Group Financial Statements or the notes thereto, (vi) recorded or unrecorded easements, covenants, restrictions, rights-of-way, zoning, building restrictions and other similar matters, (vii) landlord’s or lessor’s Liens under leases to which Honesty Group or its Subsidiaries is a party, and (viii) other imperfections of title, licenses or Liens, if any, which do not materially impair the continued use and operation of the assets to which they relate in the conduct of the Business as currently conducted.

“Permits” means all franchises, licenses, permits, authorizations and approvals of any Governmental Entity necessary for a Person to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

“Person” means an individual, partnership, corporation, limited liability company, other unincorporated association or legal entity, or Governmental Entity.

“Proxy Statement” means a Proxy Statement for an Extraordinary General Meeting of the Shareholders and Proxy Statement and Solicitation of Written Consent for Special Meeting of the Warrantholders of HMAUF.

“Real Property” has the meaning set forth in Section 4.9.

“RedBridge” has the meaning set forth in Section 10.1(u).

“Restriction Period” has the meaning set forth in Section 7.7.

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.13.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Earn-Out Milestone” means the filing with the SEC of an Exchange Act Report where the Income from Existing Operations for the year ended December 31, 2011 from which such Exchange Act Report is derived is in excess of $20,000,000.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the regulations of the SEC issued pursuant thereto.

“Share Exchange” has the meaning set forth in the recitals to this Agreement.

“Shareholders” has the meaning set forth in the preamble to this Agreement.

“Shareholders’ Required Approvals” has the meaning set forth in Section 3.5.

“Sponsor Agreement” means the agreement between the Sponsors and the Shareholders of even date herewith.

“Sponsor Warrants” means warrants to purchase 1,550,000 HMAUF Shares held by the Sponsors as of the date of this Agreement.

“Sponsors” means the persons who had legal or beneficial ownership of shares or warrants to purchase shares in HMAUF prior to the HMAUF IPO, and any transferee of such shares or warrants, including AEX Enterprises Limited, W.R. Hambrecht + Co., LLC, the Hambrecht 1980 Revocable Trust, Shea Ventures LLC, Marbella Capital Partners Ltd., Robert Eu, John Wang and Steve Cannon.

“Subsidiary” and “Subsidiaries” have the meaning set forth in Section 4.3.

“Taxes” means all taxes levied or imposed by any Governmental Entity, including income, gross receipts, windfall profits, value added, severance, production, sales, use, license, excise, franchise, employment, environmental, real property, personal property, transfer, alternative minimum, estimated, withholding or other taxes, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, whether or not disputed or contested.

“Tax Returns” means all reports and returns required to be filed with respect to Taxes in any jurisdiction, including all attachments thereto.

“Tangible Personal Property” has the meaning set forth in Section 4.10.

“Transaction Documents” means the Escrow Agreement, the Registration Rights Agreement, the Sponsor Agreement, the Warrant Amendment and any other documents or instruments required to be delivered pursuant to this Agreement.

“Transactions” means the Share Exchange and the other transactions contemplated by this Agreement and the Transaction Documents, including the disbursement of the monies held in the Trust Fund.

“Trust Fund” means the “Trust Fund” as defined HMAUF’s Constituent Documents and established in connection with the HMAUF IPO for the benefit of the holders of the IPO Shares.

“Underwriter Fee Cap” has the meaning set forth in Section 8.2.

“Underwriters” has the meaning set forth in Section 8.2.

“Underwriting Agreement” has the meaning set forth in Section 8.2.

“U.S. GAAP” means generally accepted accounting principals in the United States of America as applied by the SEC to “smaller reporting companies” for periods prior to December 31, 2009 and to “foreign private issuers” for periods after December 31, 2009.

“Voting HMAUF Debt” has the meaning set forth in Section 5.1(b).

“Warrant Agreement” means the Warrant Agreement between HMAUF and Continental Stock Transfer & Trust Company dated March 7, 2008.

“Warrant Amendment” means an amendment to the terms of the Warrant Agreement, the IPO Warrants and the Sponsors Warrants that (a) entitles each holder of IPO Warrants to elect, as part of the Shareholders Meeting, to retain such holder’s IPO Warrants or to surrender such IPO Warrants for cancellation; (b) provides that any holder who has not elected to retain such holder’s IPO Warrants prior to or as part of the Shareholders Meeting shall be deemed to have surrendered such IPO Warrants for cancellation; (c) entitles the holder of each IPO Warrant surrendered for cancellation to consideration of $0.50, subject to delivery of the certificate(s) representing the IPO Warrants surrendered for cancellation and such other documentation as the Combined Company reasonably requests, (d) increases the exercise price of each Sponsor Warrant and each IPO Warrant not surrendered for cancellation from $5.00 per share to $8.00 per share, and (e) extends the expiration date of each Sponsor Warrant and each IPO Warrant not surrendered for cancellation from March 7, 2013 to March 7, 2014.

Section 1.2 Rules of Construction.

In this Agreement, unless the express context otherwise requires:

(a) the words “herein,” “hereof” and “hereunder” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) references to “Article” or “Section” are to the respective Articles and Sections of this Agreement, and references to “Exhibit” or “Schedule” are to the respective Exhibits annexed hereto and the Disclosure Schedules provided by the respective parties;

(c) references to a “party” means a party to this Agreement and include references to such party’s successors and permitted assigns;

(d) references to a “third party” or “third Person” means a person not party to this Agreement;

(e) the word “or” is not exclusive;

(f) the terms “dollars” and “$” means United States dollars;

(g) terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(h) the masculine pronoun includes the feminine and the neuter, and vice versa, as appropriate in the context;

(i) wherever the word “include,” “includes” or “including” is used in this Agreement, it will be deemed to be followed by the words “without limitation” and any reference to a series of items shall be deemed to include the first and last item in the series;

(j) references to any Law means such Law as amended from time to time and includes any successor Law thereto and any regulations promulgated thereunder, including any amendments to such regulations or successor regulations;

(k) references to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement;

(l) any exception to a representation or warranty of this Agreement set forth in the Disclosure Schedules shall relate to any other representation or warranty to the extent such relationship is obvious from the information set forth on the face of the Schedule and shall be updated as of the Closing Date to the extent set forth in Section 9.1; and

(m) whenever this Agreement provides that Honesty Group or its Subsidiaries is required to take any actions, the Majority Stockholder shall cause Honesty Group or its Subsidiaries to take such actions; and

(n) the phrases “have heretofore been provided” or “has provided” or similar words mean that Honesty Group or the Majority Shareholder has delivered copies of such information to HMAUF; the phrase “has made available” or similar words mean that on or before the date of this Agreement, Honesty Group or the Majority Shareholder has placed copies of documents containing such information in the “data room” maintained by Guanke at its headquarters and the phrase “has provided access” or similar words means that Honesty Group or the Majority Shareholder has allowed HMAUF to review such information at Guanke’s headquarters or other facilities to the extent requested by HMAUF.

ARTICLE II
SHARE EXCHANGE

Section 2.1 Exchange of Honesty Group Shares.  Subject to the terms and conditions of this Agreement, on the Closing Date the issued and outstanding Honesty Group Shares, all of which are held by the Shareholders as set forth on Annex I hereto, shall be exchanged by HMAUF for HMAUF Shares as follows:

(a) at the Closing, 8,500,000 HMAUF Shares shall be delivered to the Shareholders, pro rata based upon their holdings of Honesty Group Shares as set forth on Annex I hereto; and

(b) at the Closing, 5,800,000 HMAUF Shares shall be issued to the Shareholders and delivered to the Escrow Agent to be held in escrow pursuant to the Escrow Agreement and delivered to the Shareholders within 10 Business Days after the respective Earn-Out Milestone Date if the applicable Earn-Out Milestone is met, as follows:

(i) in the event the First Earn-Out Milestone is met, 5,000,000 HMAUF Shares shall be released from escrow and delivered to the Shareholders pro rata based upon their holdings of Honesty Group Shares as set forth on Annex I hereto;

(ii) in the event the First Earn-Out Milestone is met and the Second Earn-Out Milestone is met, 800,000 HMAUF Shares shall be released from escrow and delivered to the Shareholders pro rata based upon their holdings of Honesty Group Shares as set forth on Annex I hereto;

(iii) in the event the First Earn-Out Milestone in not met but the Second Earn-Out Milestone is met, 5,800,000 HMAUF Shares shall be released from escrow and delivered to the Shareholders pro rata based upon their holdings of Honesty Group Shares as set forth on Annex I hereto.

(iv) if the Second Earn-Out Milestone is not met but the First Earn-Out was met, 800,000 HMAUF Shares shall be delivered to the Combined Company and returned to the status of authorized but unissued shares as of the Second Earn-Out Milestone Date; and

(v) if neither Earn-Out Milestone is met, 5,800,000 HMAUF Shares shall be delivered to the Combined Company and returned to the status of authorized but unissued shares as of the Second Earn-Out Milestone Date.

The number of HMAUF Shares payable upon meeting any Earn-Out Milestone shall be proportionately increased or decreased, or subject to such other adjustment, in the event of any stock dividend, stock split, or other recapitalization of HMAUF as may be necessary or appropriate so that the capital stock of HMAUF or other consideration delivered to the Shareholders with respect to any Earn-Out Milestone provides the Shareholders with the same economic and other benefits of ownership as the Shareholders would have received if the number of HMAUF Shares paid with respect to such Earn-Out Milestone had been delivered to the Shareholders at Closing. Without limiting the generality of the foregoing, any capital stock of HMAUF or other consideration payable with respect to the HMAUF Shares held by the Escrow Agent in connection with any stock dividend, stock split, or other recapitalization of HMAUF shall be issued or paid by HMAUF to the Escrow Agent at the same time that capital stock of HMAUF or other consideration is issued or paid to other shareholders of HMAUF in connection with such stock dividend, stock split, or other recapitalization of HMAUF.

Section 2.2 Registration Rights.  HMAUF shall provide registration rights to the Shareholders and their successors and permitted assigns in respect of the HMAUF Shares to be received by them pursuant to Section 2.1. The terms and conditions of such registration rights shall be substantially similar to the registration rights granted by HMAUF to the Sponsors and shall be set forth in an agreement to be executed and delivered by HMAUF and the Shareholders at the Closing (the “Registration Rights Agreement”).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

Each Shareholder, severally and not jointly, represents and warrants to HMAUF as of the date hereof and as of the Closing as follows:

Section 3.1 Good Title.  Such Shareholder is the registered and beneficial owner of Honesty Group Shares appearing opposite its name on Annex I and has good and valid title to such Honesty Group Shares, with the right and authority to sell and deliver such Honesty Group Shares. Upon delivery of any certificate or certificates representing Honesty Group Shares, duly assigned, upon the terms and conditions of this Agreement, and/or upon registering of HMAUF as the new owner of such Honesty Group Shares in the share register of Honesty Group, HMAUF will receive good title to such Honesty Group Shares, free and clear of all Liens.

Section 3.2 Organization and Standing.  If such Shareholder is not an individual, such Shareholder is an organization duly organized, validly existing and, to the extent relevant, in good standing, under the laws of the jurisdiction of its organization.

Section 3.3 Authority; Execution and Delivery; Enforceability.  Such Shareholder has all requisite corporate or other power and authority to execute and deliver this Agreement and the Transaction Documents to which such Shareholder is a party and to consummate the Transactions. The execution and delivery of this Agreement by such Shareholder and the consummation by such Shareholder of the Transactions have been duly authorized and no other corporate or other proceedings on the part of such Shareholder are necessary to authorize this Agreement and the Transactions. This Agreement is, and upon the satisfaction or waiver of the conditions set forth in Section 10.2, the Transaction Documents to which such Shareholder is a party will be, duly executed and delivered by such Shareholder and constitute or will constitute the valid, binding, and enforceable obligation of such Shareholder, enforceable against such Shareholder in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

Section 3.4 No Conflicts.  The execution and delivery by such Shareholder of this Agreement or any of the Transaction Documents and the consummation of the Transactions and compliance with the terms hereof and thereof by such Shareholder will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the assets and properties of Honesty Group or any of its Subsidiaries under, any provision of such Shareholder’s Constituent Documents or any Contract to which such Shareholder is a party.

Section 3.5 Consents and Approvals.  No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any third party or any Governmental Entity (“Shareholders’ Required Approvals”) is required to be obtained or made by or with respect to such Shareholder in connection with the execution and delivery by such Shareholder of this Agreement or any of the Transaction Documents or the consummation of the Transactions or compliance with the terms hereof and thereof by such Shareholder, except for: (a) such Shareholders’ Required Approvals as may be required under applicable federal or state securities laws and the securities laws of any foreign country, (b) in the case of the Majority Shareholder, approval by owners of the Majority Shareholder, which approval has been obtained, and (c) such other Shareholders’ Required Approvals which, if not obtained or made, would not, individually or in the aggregate, have an Honesty Group Material Adverse Effect.

Section 3.6 Intent; Accredited Investor; Non-U.S. Persons.

(a) Such Shareholder has been advised that the offer and sale of HMAUF Shares have not been registered under the Securities Act or any other securities laws and, therefore, the HMAUF Shares issued pursuant to this Agreement may not be resold unless the HMAUF Shares are registered under the Securities Act and applicable securities laws or unless an exemption from such registration requirements is available. If such Shareholder is not an individual, such Shareholder was not formed solely for the purpose of investing in the Honesty Group Shares or effecting the Transactions. Such Shareholder is acquiring the HMAUF Shares to be acquired by such Shareholder hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof. Such Shareholder represents that it is an “accredited investor” as such term is defined in Rule 501 of Regulation D, promulgated under the Securities Act.

(b) Such Shareholder understands that the HMAUF Shares are being offered and will be sold in reliance on an exemption from the registration requirements of federal and state securities laws, and that HMAUF is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of such Shareholder set forth in this Section 3.6 in order to determine the applicability of such exemption and the suitability of such Shareholder to purchase the HMAUF Shares. The representations, warranties and agreements contained in this Section 3.6 are true and correct as of the date hereof and may be relied upon by HMAUF, and such Shareholder will notify HMAUF immediately of any change in any such representations and warranties which may occur prior to the Closing.

Section 3.7 Foreign Corrupt Practices.  Neither such Shareholder or any of its affiliates, nor, to such Shareholder’s Knowledge, any officer, director, employee or representative of such Shareholder or its affiliates has, in the course of its actions for, or on behalf of, Honesty Group or the Business: (a) used any funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the FCPA; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have an Honesty Group Material Adverse Effect.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF HONESTY GROUP

Subject to the exceptions set forth in the Disclosure Schedule of Honesty Group, Honesty Group and the Shareholders make the following representations as of the date hereof and as of the Closing (references to Schedules in this Article IV are to the Disclosure Schedules of Honesty Group):

Section 4.1 Honesty Group Capital Structure.  The registered capital of Honesty Group and the total number of shares and type of all authorized, issued and outstanding capital stock of Honesty Group are set forth on Schedule 4.1. Except as set forth on Schedule 4.1: (i) no shares of capital stock or other voting securities of Honesty Group are issued, reserved for issuance or outstanding; (ii) all outstanding shares of the capital stock of Honesty Group are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Honesty Group Constituent Documents or any Contract to which Honesty Group, any Subsidiary or any of the Shareholders is a party or otherwise bound; (iii) there are no bonds, debentures, notes or other indebtedness of Honesty Group convertible into capital stock of Honesty Group or otherwise having any right to vote, or convertible into, or exchangeable for, securities having the right to vote, on any matters on which holders of the shares of capital stock of Honesty

Group may vote; (iv) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Honesty Group is a party or is bound (A) obligating Honesty Group to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity or voting interest in, Honesty Group, (B) obligating Honesty Group to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (C) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of Honesty Group; and (v) as of the date of this Agreement, there are no outstanding contractual obligations of Honesty Group to repurchase, redeem or otherwise acquire any shares of Honesty Group capital stock.

Section 4.2 Organization and Standing.  Each of Honesty Group and its Subsidiaries is duly organized, validly existing and in good standing (or any analogous concept applicable in the relevant jurisdiction) under the laws of its jurisdiction of organization. Each of Honesty Group and its Subsidiaries is duly qualified to do business in each of the jurisdictions in which property owned, leased or operated by it or the nature of the business which it conducts requires qualification, except where the failure to so qualify would not reasonably be expected, individually or in the aggregate, to result in an Honesty Group Material Adverse Effect. Each of Honesty Group and its Subsidiaries has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and, subject to necessary approvals of the relevant Governmental Entities, as presently contemplated to be conducted. Honesty Group has delivered to HMAUF true and complete copies of the Constituent Documents of Honesty Group and the Subsidiaries, as amended through the date of this Agreement.

Section 4.3 Subsidiaries.  Guanke, Guancheng and Guanwei are the only subsidiaries of Honesty Group (each a “Subsidiary” and collectively the “Subsidiaries”) and each is incorporated under the Laws of the PRC. Except as set forth on Schedule 4.3, Honesty Group does not directly or indirectly own any other equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. Except as set forth on Schedule 4.3, Honesty Group is the direct or indirect owner of all outstanding shares of capital stock of each of the Subsidiaries, and all such shares are duly authorized, validly issued, fully paid and nonassessable and are owned by Honesty Group free and clear of all Liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiaries of Honesty Group or otherwise obligating any Subsidiaries of Honesty Group to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

Section 4.4 No Conflicts.  The execution and delivery of this Agreement or any of the Transaction Documents by the Shareholders and the consummation by the Shareholders of the Transactions and compliance with the terms hereof and thereof will not: (a) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the assets and properties of Honesty Group and its Subsidiaries under, any provision of: (i) any Honesty Group Constituent Document; or (ii) any Material Contract to which Honesty Group or any of its Subsidiaries is a party or to or by which it or any of its assets and properties is subject or bound; (b) upon satisfaction of the matters referred to on Schedule 4.4, conflict with any material judgment or Law applicable to Honesty Group and its Subsidiaries, or their respective properties or assets, (c) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Material Permit applicable to Honesty Group or its Subsidiaries; (d) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Material Contract or Material Permit to which Honesty Group or any of its Subsidiaries is a party; (e) cause Honesty Group or any of its Subsidiaries to become subject to, or to become liable for the payment of, any Tax; or (f) cause any of the assets owned by Honesty Group or any of its Subsidiaries to be reassessed or revalued by any Governmental Entity, except, in the case of clauses (a)(ii), (b), (c), (d) and (e)

above, any such items that, individually or in the aggregate, have not had and are not reasonably expected to have an Honesty Group Material Adverse Effect.

Section 4.5 Consents and Approvals.  Except as set forth on Schedule 4.5, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with (each, a “Consent”), or permit from any third party or any Governmental Entity is required to be obtained or made by or with respect to Honesty Group or any Subsidiary, in connection with the execution, delivery and performance of this Agreement or the Transaction Documents or the consummation of the Transactions, except for (a) such Consents as may have already been obtained, (b) the Consents listed on Schedule 4.5, and (c) such other Consents which, if not obtained or made, would not have an Honesty Group Material Adverse Effect.

Section 4.6 Financial Statements.

(a) The consolidated audited financial statements for the fiscal years ended December 31, 2007, 2008 and 2009 of Honesty Group and its Subsidiaries (collectively, the “Honesty Group Financial Statements”) have been prepared in accordance with U.S. GAAP, applied on a consistent basis throughout the periods indicated. Honesty Group Financial Statements fairly present in all material respects the financial condition and operating results, change in stockholders’ equity and cash flows of Honesty Group and its Subsidiaries, as of the dates, and for the periods indicated therein, and are accompanied by an unqualified opinion of an internationally recognized and U.S. registered independent public accounting firm qualified to practice before the Public Company Accounting Oversight Board. Honesty Group does not have any material liabilities or obligations, contingent or otherwise, other than (i) liabilities reflected on the Honesty Group Financial Statements or incurred in the ordinary course of business subsequent to December 31, 2009, and (ii) obligations under contracts and commitments incurred in the ordinary course of business and not required under Chinese Accounting Principles to be reflected in Honesty Group Financial Statements, which, in both cases, individually or in the aggregate, would not be reasonably expected to result in an Honesty Group Material Adverse Effect.

(b) To the extent that the balance sheet as at December 31, 2009 included in Honesty Group Financial Statements (the “Honesty Group Balance Sheet”) reflects any outstanding loans to or from any Shareholders, all such loans have been repaid or forgiven, as applicable, and are no longer outstanding as of the date hereof.

(c) The books of account, minute books and shareholder records of Honesty Group and its Subsidiaries made available to HMAUF are complete and accurate in all material respects, and there have been no material transactions involving Honesty Group or any of its Subsidiaries which are required to be set forth therein and which have not been so set forth.

Section 4.7 Absence of Certain Changes or Events.  Except as disclosed in the Honesty Group Financial Statements or Schedule 4.7, from December 31, 2009 to the date of this Agreement, Honesty Group and its Subsidiaries have conducted their respective businesses only in the ordinary course, and during such period there has not been:

(a) any change in the assets, liabilities, financial condition or operating results of Honesty Group and its Subsidiaries except changes in the ordinary course of business and changes that have not caused, in the aggregate, an Honesty Group Material Adverse Effect;

(b) any damage, destruction or loss to, or any material interruption in the use of, any of the assets of Honesty Group or any of its Subsidiaries (whether or not covered by insurance) that has had or is reasonably expected to have an Honesty Group Material Adverse Effect;

(c) any Lien created or suffered to exist by Honesty Group or any of its Subsidiaries on any material properties or assets, except Liens for taxes not yet due or payable and Liens that arise in the ordinary course of business and do not materially impair the ownership or use of such property or assets;

(d) any loans or guarantees made by Honesty Group or any of its Subsidiaries to or for the benefit of its employees, officers or directors, or any members of their immediate families, other than travel advances and other advances made in the ordinary course of its business;

(e) any alteration of the method of accounting, accounting practice or the identity of auditors of Honesty Group or any of its Subsidiaries;

(f) any declaration, accrual, set aside or payment of any dividend or any other distribution of cash or other property in respect of any shares of capital stock of Honesty Group or any of its Subsidiaries or any purchase, redemption or agreements to purchase or redeem by Honesty Group or any of its Subsidiaries of any shares of capital stock or other securities;

(g) any sale, issuance or grant, or authorization of the issuance of equity securities of Honesty Group or any of its Subsidiaries, except pursuant to existing stock option plans of Honesty Group or any of its Subsidiaries;

(h) any amendment to any Constituent Document of Honesty Group or any Subsidiary, or any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction involving Honesty Group or any of its Subsidiaries;

(i) any creation of any subsidiary of Honesty Group or any of its Subsidiaries or acquisition by Honesty Group or any of its Subsidiaries of any equity interest or other interest in any other Person;

(j) any obligation or commitment by Honesty Group or any of its Subsidiaries to do any of the things described in clauses (a) to (i) of this Section 4.7.

Section 4.8 Material Permits.  Honesty Group and its Subsidiaries possess, or will possess prior to the Closing, all Permits other than those Permits the failure of which to have would not have an Honesty Group Material Adverse Effect (“Material Permits”). The Material Permits are listed and described on Schedule 4.8. All such Material Permits are in full force and effect and Honesty Group or the Subsidiary to which such Material Permits are issued or whose business, operations or assets are subject to the Material Permits have complied with all terms of such Material Permits, except where instances of such noncompliance, individually or in the aggregate, have not had and are not reasonably expected to have, an Honesty Group Material Adverse Effect. Neither Honesty Group nor any of its Subsidiaries has received written notice that it is in default under or violation of any of such Material Permits. Neither the execution and delivery of this Agreement or the Transaction Documents nor the consummation of the Transactions or compliance by the Shareholders with any of the provisions hereof or thereof will, under the terms of any Material Permit or the Law under which such Material Permit was granted result in any suspension, revocation, impairment, forfeiture or nonrenewal of such Material Permit.

Section 4.9 Real Property.  Schedule 4.9 contains a complete list of all Land Use Right Granting Contracts (the “Land Contracts”) under which any real property is possessed by Honesty Group or any of its Subsidiaries (the “Real Property”). None of Honesty Group or any of its Subsidiaries has granted any lease, sublease, tenancy or license of any portion of the Real Property. The use of the Real Property complies with all applicable Laws except where the failure to so comply would not have an Honesty Group Material Adverse Effect.

Section 4.10 Tangible Personal Property.   Honesty Group and its Subsidiaries are in possession of and have good title to, or have valid leasehold interests in or valid contractual rights to use, all tangible personal property material to the conduct of the Business (the “Tangible Personal Property”). All Tangible Personal Property is free and clear of all Liens, other than Permitted Liens, and is in good order and condition, ordinary wear and tear excepted, and its use complies with all applicable Laws except where the failure to so comply would not have an Honesty Group Material Adverse Effect.

Section 4.11 Intellectual Property.  Honesty Group and its Subsidiaries own or otherwise have the right to use any patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefor, trade secrets, computer software programs, and tangible or intangible proprietary information or material which are material to the conduct of the Business (the “Intellectual Property Rights”). No Litigation is pending or, to the Knowledge of the Shareholders, threatened that asserts that Honesty Group or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any intellectual property right of another Person. To the Knowledge of the Shareholders, no Person is infringing the rights of Honesty Group or any of its Subsidiaries with respect to any Intellectual Property Right material to the conduct of the Business.

Section 4.12 Material Contracts.

(a) Schedule 4.12 lists all Contracts of Honesty Group and its Subsidiaries in existence or by which Honesty Group or its Subsidiaries or their assets are bound as of the date of this Agreement with respect to the following (collectively, “Material Contracts”):

(i) any Contract or other obligation for borrowed money or other indebtedness of Honesty Group or its Subsidiaries in excess of USD $1,000,000 and any Contract pursuant to which Honesty Group or its Subsidiaries has guaranteed or assumed the obligations of any other Person;

(ii) any Contract prohibiting or materially restricting the ability of Honesty Group or any of its Subsidiaries to conduct the Business, to engage in any business or operate in any geographic area or to compete with any Person;

(iii) any Real Estate Leases;

(iv) any licenses of Intellectual Property Rights material to the Business;

(v) any employment contract, collective bargaining agreement, or similar employment obligation, other than those imposed by Law;

(vi) all Honesty Group Benefit Plans; and

(vii) any other material contract that would be required to be filed pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC.

(b) None of Honesty Group nor any of its Subsidiaries is in violation of or in default under any Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations, breaches and defaults that, individually or in the aggregate, have not had and is not reasonably expected to have an Honesty Group Material Adverse Effect. None of Honesty Group nor any of its Subsidiaries has received written notice of, or has Knowledge of, any violation or breach of, default under, or acceleration of any Material Contract or any proposed cancellation, revocation or termination of any Material Contract to which it is a party, except in each such case for violations, breaches, defaults, acceleration rights, cancellation, revocation or termination rights and other rights that have not had and are not reasonably expected to have an Honesty Group Material Adverse Effect.

Section 4.13 Taxes.

(a) Honesty Group and its Subsidiaries have timely filed, or have caused to be timely filed on their behalf, all Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of group of corporations, pursuant to applicable Laws. All Tax Returns filed by or that include on a consolidated basis Honesty Group and its Subsidiaries were, in all material respects, true, complete and accurate. Neither Honesty Group nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed. Neither Honesty Group nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns. No power of attorney currently in force has been granted by Honesty Group or any of its Subsidiaries concerning any Taxes or Tax Return. There are no material unpaid Taxes claimed in writing to be due by any Governmental Entity in charge of taxation of any jurisdiction.

(b) Neither Honesty Group nor any of its Subsidiaries has received any notice that any Governmental Entity will audit or examine (except for any general audits or examinations routinely performed by such Governmental Entities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period since January 1, 2007.

(c) Honesty Group Financial Statements reflect an adequate reserve for all Taxes that to the Knowledge of Honesty Group are payable by Honesty Group and its Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements. None of Honesty Group or its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or similar agreement and Honesty Group and its Subsidiaries currently have no material liability and will not have any material liabilities for any Taxes of any other Person under any agreement or by the operation of any Law.

(d) Neither Honesty Group nor any of its Subsidiaries (i) is currently engaged in the conduct of a trade or business within the United States; (ii) is a corporation or other entity organized or incorporated in the United States; and (iii) owns or has ever owned any United States real property interests as described in Section 897 of the Code.

(e) No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of HMAUF to any Governmental Entity in Cayman Islands, Hong Kong, the PRC or any other applicable jurisdiction or any political subdivision or taxing authority thereof or therein (other than on the net income of HMAUF where the net income of HMAUF is otherwise subject to taxation by the applicable jurisdiction) in connection with the Transactions except as set forth on Schedule 4.13.

(f) This Section 4.13 contains the sole and exclusive representations and warranties of Honesty Group, its Subsidiaries and the Shareholders with respect to any matter relating to Taxes or Tax returns.

Section 4.14 Employment Matters.

(a) Except for the benefit plans set forth in Schedule 4.14 (collectively, the “Honesty Group Benefit Plans”) and plans required by applicable Law, none of Honesty Group nor any of its Subsidiaries maintains any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of Honesty Group or any such Subsidiary. Neither the execution and delivery of this Agreement nor the consummation of the Transactions will result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of Honesty Group or any such Subsidiary. The consummation of the Transactions will not trigger any severance or termination agreements or arrangements between Honesty Group or any of its Subsidiaries and any of their respective current or former employees, officers or directors, nor does Honesty Group have any general severance plan or policy.

(b) Except for disputes, agreements and other matters that, individually or in the aggregate, would not have an Honesty Group Material Adverse Effect: (i) there are no collective bargaining or other labor union agreements to which Honesty Group or any of its Subsidiaries is a party or by which it is bound; (ii) no labor dispute exists or, to the Knowledge of the Shareholders, is imminent with respect to the employees of Honesty Group or any of its Subsidiaries; (iii) there is no strike, work stoppage or other labor dispute involving Honesty Group or any of its Subsidiaries pending or, to the Knowledge of the Shareholders, threatened; (iv) no complaint, charge, action or other proceeding by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or, to the Knowledge of the Shareholders, threatened against Honesty Group or any of its Subsidiaries; (v) no grievance is pending or, to the Knowledge of the Shareholders, threatened against Honesty Group or any of its Subsidiaries; and (vi) neither Honesty Group nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entities relating to employees or employment practices.

Section 4.15 Litigation.  To the Knowledge of the Shareholders, there is no Litigation pending or threatened in writing against or affecting Honesty Group, its Subsidiaries, any of their respective officers or directors in their capacities as such, or any of their properties, which would, if there were an unfavorable decision have an Honesty Group Material Adverse Effect. To the Knowledge of the Shareholders, there is no judgment imposed upon Honesty Group, any of its Subsidiaries, any of their respective officers or directors in their capacities as such, or any of their respective properties, that is reasonably expected to have an Honesty Group Material Adverse Effect. To the Knowledge of the Shareholders, neither Honesty Group, any of its Subsidiaries nor any director or officer thereof (in his or her capacity as such), is or has been the subject of any action or other proceeding involving a claim of violation of or liability under the securities laws of any Governmental Entity or a claim of breach of fiduciary duty.

Section 4.16 Transactions with Affiliates and Employees.  Except as disclosed in the Honesty Group Financial Statements or in Schedule 4.16, none of the officers, directors or employees of Honesty Group or any of its Subsidiaries is presently a party, directly or indirectly, to any transaction with Honesty Group or any of its Subsidiaries (other than for services as employees, officers and directors), including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the Knowledge of the Shareholders, any entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

Section 4.17 Insurance.  Honesty Group has made available to HMAUF, prior to the date of this Agreement, true and correct copies of all contracts of insurance or indemnification, as amended and supplemented to which Honesty Group or any of its Subsidiaries is a party. Honesty Group and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the Business and in the geographic areas where any of them engages in the Business. To the Knowledge of the Shareholders, there are no matters which cause them to believe that Honesty Group and its Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business on terms consistent with the market for Honesty Group’s or any of its Subsidiaries’ Business.

Section 4.18 Compliance with Applicable Laws.  Honesty Group and its Subsidiaries are in compliance with all applicable Laws, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have an Honesty Group Material Adverse Effect. Neither Honesty Group nor any of its Subsidiaries has received any written notice during the past two years from a Governmental Entity alleging that Honesty Group or any such Subsidiary is not in compliance in any material respect with any applicable Law.

Section 4.19 Brokers.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement or the Transactions based upon arrangements made by or on behalf of Honesty Group or any of its Subsidiaries other than RedBridge.

Section 4.20 Environmental Matters.  To the Knowledge of the Shareholders, each of Honesty Group and its Subsidiaries is in substantial compliance with, and has not been and is not in material violation of or subject to any material liability under, any Environmental Law, and Honesty Group does not have any basis to expect, nor has Honesty Group and its Subsidiaries, nor any other Person for whose conduct they are or may be held to be responsible, received any written order or notice from: (a) any Governmental Entity or private citizen acting in the public interest, or (b) the current or prior owner or operator of any Owned Real Property or real property subject to any Real Property Lease, of any actual or potential material violation by Honesty Group or any of its Subsidiaries, or failure by Honesty Group or any of its Subsidiaries to comply with, any environmental Law, or of any actual or threatened material obligation by Honesty Group or any of its Subsidiaries to undertake or bear the cost of any liabilities under the environmental Laws with respect to any property or facility at or to which hazardous materials were generated, manufactured, refined, transferred, imported, used, or processed by Honesty Group, its Subsidiaries or any other Person for whose conduct Honesty Group is or may be held legally responsible, or from any such Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received. This Section 4.20 contains the sole and exclusive representations and warranties of the Shareholders with respect to any matter relating to environmental or hazardous substances matters.

Section 4.21 No Additional Agreements.  None of Honesty Group or its Subsidiaries nor the Shareholders has any agreement or understanding with HMAUF or its affiliates with respect to the Transactions contemplated by this Agreement other than as specified in this Agreement and the letter of intent, dated July 31, 2009, from HMAUF to Honesty Group.

Section 4.22 Foreign Corrupt Practices.  Neither Honesty Group or any of its Subsidiaries, nor, to the Shareholders’ Knowledge, any officer, director, employee or representative of Honesty Group or any of its Subsidiaries has, in the course of its actions for, or on behalf of, Honesty Group or any of its Subsidiaries: (a) used any funds of Honesty Group or any of its Subsidiaries or due to Honesty Group or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the FCPA; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have an Honesty Group Material Adverse Effect.

Section 4.23 Sarbanes-Oxley Act of 2002.  Upon consummation of the Share Exchange, Honesty Group and its Subsidiaries shall be in material compliance with all provisions of the Sarbanes-Oxley Act applicable to it as of the Closing, except for instances of noncompliance that, individually and in the aggregate, would not reasonably be expected to cause the Combined Company, Honesty Group or its Subsidiaries to be in material non-compliance with the Sarbanes-Oxley Act immediately after the Closing, assuming the accuracy of the representations of HMAUF in Sections 5.7 and 5.13 hereof, the compliance by HMAUF with its obligations under this Agreement, and that the Combined Company qualifies as a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. There has been no change in the accounting policies of Honesty Group or its Subsidiaries since inception except as described in the notes to the Honesty Group Financial Statements. Neither Honesty Group, its Subsidiaries, nor, to the Knowledge of the Shareholders, any representative of Honesty Group or its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Honesty Group or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Honesty Group or its Subsidiaries have engaged in questionable accounting or auditing practices, except for (a) any complaint, allegation, assertion or claim as has been resolved without any resulting change to the accounting or auditing practices of Honesty Group and its Subsidiaries, procedures methodologies or methods of Honesty Group and its Subsidiaries or their respective internal accounting controls, and (b) questions regarding such matters raised and resolved in the ordinary course of business in connection with the preparation and review of the financial statements and periodic reports of Honesty Group and its Subsidiaries. To the Knowledge of the Shareholders, no attorney representing Honesty Group or its Subsidiaries, whether or not employed by Honesty Group or its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Honesty Group or its Subsidiaries or any of their respective officers, directors, employees or agents to the Honesty Group Board or any committee thereof or to any director or officer of Honesty Group. To the Knowledge of the Shareholders, no employee of Honesty Group or its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law.

Section 4.24 Additional PRC Representations and Warranties.

(a) All material consents, approvals, authorizations or licenses requisite under PRC Law for the due and proper establishment and operation of the Subsidiaries have been duly obtained from the relevant PRC Governmental Entity and are in full force and effect.

(b) All filings and registrations with applicable PRC Governmental Entities required in respect of the Company and its Subsidiaries and their respective operations including, without limitation, the registration with and/or approval by the Ministry of Commerce, the State Administration of Industry and Commerce, the State Administration for Foreign Exchange, tax bureau and customs offices and other

PRC Governmental Entities that administer foreign investment enterprises have been duly completed in accordance with the relevant PRC Laws.

(c) Except as set forth on Schedule 4.24, the Company and its Subsidiaries have complied with all relevant PRC laws and regulations regarding the contribution and payment of the Subsidiaries’ registered share capital.

(d) Neither the Company nor any of its Subsidiaries is in receipt of any letter or notice from any relevant PRC Governmental Entity notifying it of the revocation, or otherwise questioning the validity, of any licenses or qualifications issued to it or any subsidy granted to it by any PRC Governmental Entity for non-compliance with the terms thereof or with applicable PRC Laws, or the need for compliance or remedial actions in respect of the activities carried out by the Company or any of its Subsidiaries.

(e) The Subsidiaries have conducted their respective business activities within the permitted scope of business or have otherwise operated their respective businesses in compliance, in all material respects, with all relevant legal requirements and with all requisite licenses and approvals granted by competent PRC Governmental Entities. As to licenses, approvals and government grants and concessions requisite or material for the conduct of any part of the Subsidiaries’ business which is subject to periodic renewal, to the Knowledge of Honesty Group there are no grounds on which such requisite renewals will not be granted by the relevant PRC Governmental Entities.

(f) With regard to employment and staff or labor, except as set forth on Schedule 4.24, the Subsidiaries have complied, in all material respects, with all applicable PRC Laws, including without limitation, Laws pertaining to welfare funds, social benefits, medical benefits, insurance, retirement benefits, pensions or the like.

Section 4.25 No Other Representations.  Except for the representations and warranties set forth in this Article IV, and with respect to each Shareholder severally and not jointly, in Article III, none of the Shareholders nor Honesty Group or its Subsidiaries, nor any other Person on its or their behalf, makes any express or implied representation or warranty with respect to the Shareholders, Honesty Group, its Subsidiaries, the Business or the Transactions. Notwithstanding any representation made in this Agreement, none of the Shareholders, Honesty Group or its Subsidiaries nor any other Person on its or their behalf makes any representation, warranty or covenant of any kind in respect of the future revenues, expenses, expenditures, results of operations or prospects, or any other projections or other forward-looking information.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF HMAUF

Except as set forth in the Disclosure Schedule of HMAUF delivered simultaneously with this Agreement (the “HMAUF Disclosure Schedule”), HMAUF represents and warrants to the Shareholders as of the date of this Agreement and the Closing Date as follows (references to Schedules in this Article V are to the HMAUF Disclosure Schedule):

Section 5.1 Capital Structure.

(a) Schedule 5.1(a) sets forth, as of the date hereof, a true and complete summary of the share capitalization of HMAUF and all the outstanding options, warrants or other rights to acquire any share capital of HMAUF. Other than as set forth on Schedule 5.1(a): (i) there are no options, warrants or other rights outstanding which give any Person the right to acquire any share capital of HMAUF or to subscribe to any increase of any share capital of HMAUF; and (ii) there are no claims, disputes, arbitrations or Litigation involving HMAUF with respect to the share capital of HMAUF. Except as set forth on Schedule 5.1(a): all outstanding shares of the capital stock of HMAUF are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the HMAUF Constituent Documents or any Contract to which HMAUF is a party or otherwise bound; and (iii) there are no outstanding contractual obligations of HMAUF to repurchase, redeem or otherwise acquire any shares of capital stock of HMAUF except as described in the HMAUF Constituent Documents or the final Prospectus for the HMAUF IPO as filed with the SEC.

(b) Except as set forth in Schedule 5.1(b): (i) there are no bonds, debentures, notes or other indebtedness of HMAUF having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote (“Voting HMAUF Debt”); and (ii) there are no options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which HMAUF is a party or by which it is bound (A) obligating HMAUF to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, HMAUF or any Voting HMAUF Debt, or (B) obligating HMAUF to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

(c) Except as set forth in Schedule 5.1(c), HMAUF is not a party to any agreement granting any security holder of HMAUF the right to require HMAUF to register shares of the capital stock or other securities of HMAUF held by such security holder under the Securities Act or to include any securities of such security holder in any other registration statement filed by HMAUF. The shareholder list provided to Honesty Group is a current shareholder list generated by HMAUF’s stock transfer agent, and such list accurately reflects all of the issued and outstanding shares of HMAUF’s capital stock as of its date.

Section 5.2 Organization and Standing.  HMAUF is duly organized, validly existing and in good standing under the laws of the Cayman Islands. HMAUF is a shell company as defined in Rule 12b-2 promulgated under the Exchange Act and has no operations, tangible assets, property owned or leased or other activities other than as described in the HMAUF SEC Documents and activities related to the Transactions. HMAUF is not required to qualify to do business any jurisdiction other than the Cayman Islands.

Section 5.3 Authority; Execution and Delivery; Enforceability.  HMAUF has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the Transactions, and upon consummation of the Transactions, to own and operate Honesty Group and its Subsidiaries and the Business. The execution and delivery by HMAUF of this Agreement and the Transaction Documents to which it is a party, and the consummation by HMAUF of the Transactions, have been duly authorized and approved by the HMAUF Board of Directors and no other corporate proceedings on the part of HMAUF are necessary to authorize this Agreement and the Transactions other than the Holder Approval. Except for the Holder Approval, all action, corporate and otherwise, necessary to be taken by HMAUF to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and all other agreements and instruments delivered by HMAUF in connection with the Transactions has been duly and validly taken. Each of this Agreement and the Transaction Documents to which HMAUF is a Party has been duly executed and delivered by HMAUF and constitutes the valid, binding, and enforceable obligation of HMAUF, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity.

Section 5.4 No Subsidiaries or Equity Interests.  HMAUF does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person.

Section 5.5 No Conflicts.  Except as set forth in Schedule 5.5, the execution and delivery of this Agreement or any of the Transaction Documents by HMAUF and the consummation of the Transactions and compliance with the terms hereof and thereof will not: (a) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the assets and properties of HMAUF under, any provision of: (i) any HMAUF Constituent Document; (ii) any HMAUF Material Contract to which HMAUF is a party or to or by which it (or any of its assets and properties) is subject or bound; or (iii) any HMAUF Material Permit; (b) subject to the filings and other matters referred to in Section 5.6, conflict with any material Law applicable to HMAUF or its properties or assets; (c) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to HMAUF; or (d) cause any of the assets of HMAUF, including the Trust Fund, to be reassessed or revalued.

Section 5.6 Consents and Approvals.  Except as set forth in Schedule 5.6, no Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to HMAUF in connection with the execution, delivery and performance of this Agreement, the Transaction Documents to which it is a Party or the consummation of the Transactions, other than: (i) the filing with the SEC of a Form 6-K after the execution of this Agreement disclosing the terms of this Agreement and the Transactions, among other things (the “Announcement Filing”); (ii) the filing with the SEC of Form 6-K containing as an exhibit a proxy statement in compliance with applicable law and all other proxy materials for the HMAUF Holders Meeting and the approval, among others, of this Agreement, the Transactions and the Warrant Amendment in such HMAUF Holders Meeting (the “Holder Approval”); (iii) the filing of a Form 20-F with the SEC after the Closing Date; (v) any filings as required under applicable securities laws of the United States and the securities laws of any foreign country; (v) any filing required by the OTCBB; (vi) the procurement of such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on HMAUF and would not prevent, or materially alter or delay, consummation of any of the Transactions.

Section 5.7 SEC Documents; Financial Statements.  HMAUF has filed all reports, schedules, forms, statements and other documents required to be filed by HMAUF with the SEC since September 18, 2007, pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act and, as of the Closing Date, will have filed all such reports, schedules, forms, statements and other documents required to be filed by HMAUF with the SEC in connection with this Agreement and the Transactions (collectively, the “HMAUF SEC Documents”). As of its respective filing date, each HMAUF SEC Document complied, or will comply, in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such HMAUF SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any HMAUF SEC Document has been revised or superseded by a later filed HMAUF SEC Document, none of the HMAUF SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of HMAUF included in the HMAUF SEC Documents (the “HMAUF Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position of HMAUF as of the dates thereof and the consolidated results of HMAUF’s operations and cash flows as at the respective dates of and for the periods referred to in such financial statements (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and the omission of notes to the extent permitted by Regulation S-X promulgated by the SEC). As of December 31, 2009, HMAUF qualified as a “foreign private issuer” and a “smaller reporting company” as such terms are defined in Rules 3b-4 and 12b-2, respectively, promulgated under the Exchange Act and has made all filings with the SEC and the OTCBB required by such status.

Section 5.8 Internal Accounting Controls.  HMAUF maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (c) access to assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. HMAUF’s officers have established disclosure controls and procedures for HMAUF and designed such disclosure controls and procedures to ensure that material information relating to HMAUF is made known to the officers by others within those entities. HMAUF’s officers have evaluated the effectiveness of HMAUF’s controls and procedures and there is no material weakness, significant deficiency or control deficiency, in each case as such term is defined in Public Company Accounting Oversight Board Auditing Standard No. 2. Since December 31, 2009, there have been no significant changes in HMAUF’s internal controls or, to HMAUF’s Knowledge, in other factors that could significantly affect HMAUF’s internal controls.

Section 5.9 Absence of Certain Changes or Events.  Except as disclosed in Schedule 5.9, from the date of the most recent audited financial statements included in the filed HMAUF SEC Documents to the date of this Agreement, there has not been:

(a) any event, situation or effect (whether or not covered by insurance) that has resulted in is reasonably expected to result in, an HMAUF Material Adverse Effect;

(b) any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

(c) any resignation or termination of employment of the Chief Executive Officer, Chief Financial Officer, President or the Secretary of HMAUF;

(d) any Lien created or suffered to exist by HMAUF, with respect to any of its material properties or assets, including the Trust Fund;

(e) any loans or guarantees made by HMAUF to or for the benefit of its officers, directors or employees, or any members of their immediate families, in each case, other than travel advances and other advances made in the ordinary course of its business;

(f) any declaration, setting aside or payment or other distribution in respect of any of HMAUF’s capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by HMAUF;

(g) any alteration of HMAUF’s method of accounting or the identity of its auditors;

(h) any issuance of equity securities to any officer, director, employee or affiliate; or

(i) any negotiations, arrangement or commitment by HMAUF to take any of the actions described in this Section 5.9.

Section 5.10 Undisclosed Liabilities.  Except as set forth in Schedule 5.10 or on the face of the HMAUF Financial Statements, HMAUF has no liabilities or obligations of any nature whether accrued, absolute, contingent or otherwise due after the date hereof.

Section 5.11 Litigation.  There is no Litigation pending or threatened against HMAUF or its officers or directors in such capacity.

Section 5.12 Compliance with Applicable Laws.  HMAUF is in compliance in all material respects with all applicable Laws. HMAUF has not received any written communication since September 19, 2007 from a Governmental Entity alleging that HMAUF is not in compliance in any material respect with any applicable Law.

Section 5.13 Sarbanes-Oxley Act of 2002.  HMAUF is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) applicable to it as of the date hereof and as of the Closing. There has been no change in HMAUF’s accounting policies since inception except as described in the notes to the HMAUF Financial Statements. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since inception, was accompanied by the certifications required to be filed or submitted by HMAUF’s chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and materially complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Neither HMAUF, nor, to the Knowledge of HMAUF, any representative of HMAUF, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of HMAUF or its internal accounting controls, including any complaint, allegation, assertion or claim that HMAUF has engaged in questionable accounting or auditing practices, except for (a) any complaint, allegation, assertion or claim as has been resolved without any resulting change to HMAUF’s accounting or auditing practices, procedures methodologies or methods of HMAUF or its internal accounting controls, and (b) questions regarding such matters raised and resolved in the ordinary course of business in connection with the preparation and review of HMAUF’s financial statements and periodic reports. To the Knowledge of HMAUF, no attorney representing HMAUF, whether or not employed by HMAUF, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by HMAUF or any of its officers, directors, employees or agents to the HMAUF Board or any committee thereof or to any director or officer of HMAUF. To the Knowledge of HMAUF, no employee of HMAUF has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law.

Section 5.14 Broker’s and Finders’ Fees.  Except as specified in Schedule 5.14 of the HMAUF Disclosure Schedule, HMAUF has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the Transactions.

Section 5.15 Minute Books.  The minute books of HMAUF made available to Honesty Group contain in all material respects a complete and accurate summary of all meetings of directors and stockholders or actions by written consent of HMAUF since inception and through the date of this Agreement, and reflect all transactions referred to in such minutes accurately in all material respects.

Section 5.16 Board and Holder Approval.  The HMAUF Board of Directors has, on or prior to the date of this Agreement: (i) adopted resolutions approving the Share Exchange as a “Business Combination” (as such terms is defined in the HMAUF Constituent Documents) and setting forth the terms and conditions thereof, and declared the advisability of and approved this Agreement and the Transactions; (ii) determined that the Transactions are in the best interests of the stockholders of HMAUF, called an extraordinary general meeting of the shareholders of HMAUF, and recommended that the shareholders of HMAUF adopt and approve the Share Exchange, this Agreement and the Transactions, among other things; and (iii) determined that the fair market value of Honesty Group is equal to at least 80% of the Trust Fund, excluding deferred underwriting discounts and commissions, as provided in the HMAUF Constituent Documents.

Section 5.17 Over-the-Counter Bulletin Board Quotation.  The IPO Shares, the IPO Warrants and the IPO Units are quoted on the OTCBB. There is no Action pending or threatened against HMAUF by FINRA with respect to any intention by FINRA to prohibit or terminate the quotation of such securities on the OTCBB. The IPO Shares and IPO Warrants are registered pursuant to Section 12(g) of the Exchange Act and HMAUF has taken no action designed to, or which is likely to have the effect of, terminating the registration of such securities under the Exchange Act nor has HMAUF received any notification that the SEC is contemplating terminating such registration.

Section 5.18 Trust Fund.  Schedule 5.18 sets forth as of December 31, 2009 the U.S. dollar amount (including an accrual for the earned but uncollected interest thereon) held in the Trust Fund for use by HMAUF in connection with a “Business Combination” as set forth in the HMAUF Constituent Documents. Schedule 5.18 sets forth as of the date of this Agreement the dollar amount of the Trust Fund that represents deferred underwriting commissions which will be payable to the underwriters of the HMAUF IPO at the Closing. As of the Closing Date, the Net Trust Proceeds will equal at least $17,100,000 plus the amount of the Underwriter Fee Cap. The only conditions to the disbursement of the monies held in the Trust Fund on the Closing Date are the delivery of instructions to the trustee of the Trust Fund as contemplated by Section 10.1(g) and the consummation of the Transactions (other than the disbursement of such monies).

Section 5.19 Transactions with Affiliates and Employees.  Except as listed on Schedule 5.19, none of the officers or directors of HMAUF or any affiliate of HMAUF or such officers and directors or any employee of HMAUF is presently a party to any transaction with HMAUF that is required to be disclosed under Item 402 or Item 404(a) of Regulation S-K promulgated by the SEC other than for services as employees, officers and directors, including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

Section 5.20 Material Contracts.  HMAUF has made available to Honesty Group, prior to the date of this Agreement, true, correct and complete copies of: (a) each material contract which would be considered a material contract pursuant to Item 601(b)(10) of Regulation S-K, (b) each agreement or instrument listed on Schedule 5.20, or (c) each agreement or instrument for borrowed money or pursuant to which HMAUF receives or pays amounts in excess of US $10,000 and all amendments, modifications or supplements thereto (each a “HMAUF Material Contract”). A list of the HMAUF Material Contracts is set forth on Schedule 5.20. HMAUF is not in violation of or in default under, nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under, any HMAUF Material Contract. To the Knowledge of HMAUF, no other Person has violated or breached, or committed any default in any material respect under any HMAUF Material Contract.

Section 5.21 Taxes.

(a) HMAUF has timely filed, or has caused to be timely filed on its behalf, all Tax Returns that are or were required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects. There are no unpaid Taxes claimed to be due by any Governmental Entity in charge of taxation of any jurisdiction, nor any claim for additional Taxes for any period prior to the Closing Date.

(b) HMAUF has not received any notice that any Governmental Entity will audit or examine (except for any general audits or examinations routinely performed by such Governmental Entities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period. HMAUF has made available to Honesty Group copies of all Tax Returns, examination reports, and statements of deficiencies filed by, assessed against or agreed to by HMAUF for and during fiscal years 2007 (since inception), 2008 and 2009.

(c) The HMAUF Financial Statements reflect an adequate reserve for all Taxes payable by HMAUF (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements. HMAUF is neither a party to nor is it bound by any tax indemnity, tax sharing or similar agreement and HMAUF currently has no material liability and will not at Closing have any material liabilities for any Taxes of any other Person under any agreement or by the operation of any Law. No deficiency with respect to any Taxes has been proposed, asserted or assessed against HMAUF, and no requests for waivers of the time to assess any such Taxes are pending, except to the extent any such deficiency or request for waiver, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on HMAUF.

Section 5.22 Foreign Corrupt Practices.  Neither HMAUF, nor, to HMAUF’s Knowledge, any officer, director, employee or representative of HMAUF has, in the course of its actions for, or on behalf of, HMAUF: (a) used any funds of HMAUF or due to HMAUF for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the FCPA; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on HMAUF.

Section 5.23 Money Laundering Laws.  The operations of HMAUF are and have been conducted at all times in compliance with Money Laundering Laws and no proceeding involving HMAUF with respect to the Money Laundering Laws is pending or, to the Knowledge of the officers of HMAUF, is threatened.

ARTICLE VI
PRE-CLOSING COVENANTS

Section 6.1 Conduct of the Business.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 12.1 or the Closing Date, the Shareholders agree to cause Honesty Group and its Subsidiaries to use commercially reasonable efforts to (except to the extent expressly contemplated by this Agreement or as consented to in writing by HMAUF): (i) carry on the Business in the ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations; (ii) use their commercially reasonable efforts consistent with past practice to keep available the services of their present executive officers and directors; and (iii) use their commercially reasonable efforts consistent with past practice to preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them.

(b) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which any of Honesty Group or its Subsidiaries is subject, between the date of this Agreement and the Closing Date, subject to HMAUF’s undertaking to use its commercially reasonable efforts to keep confidential and protect the trade secrets of Honesty Group and its Subsidiaries against any disclosure, the Shareholders shall cause Honesty Group and its Subsidiaries to permit, upon reasonable request, HMAUF and its representatives access at dates and times agreed upon by the applicable entity and HMAUF, to all of the books and records of Honesty Group and its Subsidiaries which HMAUF determines are necessary for the preparation and amendment of the Proxy Statement and such other filings or submissions in accordance with SEC rules and regulations, are necessary to consummate the Transactions, or are necessary to respond to requests of the SEC staff, HMAUF’s accountants and relevant Governmental Entities; provided, however, that HMAUF may make a disclosure otherwise prohibited by this Section 6.1 if required by applicable Law having jurisdiction over HMAUF subject to HMAUF’s compliance with Sections 9.2 and 9.3.

(c) The Shareholders agree to promptly notify HMAUF of any material event or occurrence not in the ordinary course of business that would have or is reasonably expected to have an Honesty Group Material Adverse Effect.

(d) Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as expressly permitted by or provided for in this Agreement, none of the Shareholders shall do, allow, cause or permit any of the following actions to occur with respect to Honesty Group or any of its Subsidiaries without the prior written consent of HMAUF, which consent shall not be unreasonably delayed or withheld:

(i) Cause or permit any amendments to the Constituent Documents of Honesty Group or any of its Subsidiaries, except for such amendments made pursuant to applicable Law or as contemplated by this Agreement;

(ii) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) Enter into any new Material Contract other than in the ordinary course of business consistent with past practice, or violate, amend or otherwise modify or waive any of the terms of any existing Material Contract, other than in the ordinary course of business consistent with past practice;

(iv) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(v) Transfer or license to any Person or entity any Intellectual Property owned by Honesty Group or its Subsidiaries other than the license of non-exclusive rights to Intellectual Property Rights in the ordinary course of business consistent with past practice;

(vi) Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to the Business, taken as a whole, except in the ordinary course of business consistent with past practice;

(vii) Except in its ordinary course of business (including draws under existing lines of credit) or for the refinancing of indebtedness outstanding as of the date of this Agreement, incur any indebtedness for borrowed money, issue or sell any debt securities, or guarantee any debt securities of others, in excess of US$2,000,000 in the aggregate;

(viii) Except as required under applicable Law or agreements or pursuant to plans or arrangements existing on the date hereof: (v) take any action with respect to, adopt, enter into, terminate or amend any employment, severance, retirement, retention, incentive or similar agreement, arrangement or benefit plan for the benefit or welfare of any current or former director, executive officer or any collective bargaining agreement, (w) increase in any material respect the compensation or fringe benefits of, or pay any bonus to, any director, or executive officer, (x) materially amend or accelerate the payment, right to payment or vesting of any compensation or benefits, (y) pay any material benefit not provided for as of the date of this Agreement under any Honesty Group Benefit Plan, or (z) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or benefit plan, including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder;

(ix) Agree in writing or otherwise to take any of the actions described in Sections 6.1(i) through (viii) above.

Section 6.2 Acquisition Proposals.

(a) None of the Shareholders shall take, or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of the Shareholders to take, directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any Person other than HMAUF: (i) relating to the acquisition of any capital stock or other voting securities of Honesty Group or any of its Subsidiaries or any assets of Honesty Group or any of its Subsidiaries other than sales of assets in the ordinary course of business whether such acquisition is structured as a merger, consolidation, share exchange or other business combination (an “Acquisition Proposal”); (ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Acquisition Proposal; (iii) to participate in discussions or negotiations with or to furnish or cause to be furnished any material non-public information with respect to the Shareholders, Honesty Group or its Subsidiaries or afford access to the assets and properties or books and records of Honesty Group or its Subsidiaries to any Person, except as provided in Section 6.1, who any of the Shareholders or any such Person acting for or on their behalf knows or has reason to believe is in the process of considering any Acquisition Proposal relating to Honesty Group or any of its Subsidiaries; (iv) to participate in any discussions or negotiations regarding, furnish any material non-public information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing, or (v) to take any other action that is inconsistent with the Transactions and that has the effect of avoiding the Closing contemplated hereby.

(b) The Shareholders will, and will cause Honesty Group and its Subsidiaries to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the actions set forth in Section 6.2(a) above, if any. The Shareholders will promptly: (i) notify HMAUF if any of the Shareholders receives any proposal or inquiry or request for information in connection with an Acquisition Proposal, and (ii) notify HMAUF of the significant terms and conditions of any such Acquisition Proposal including the identity of the party making an Acquisition Proposal.

Section 6.3 Covenants of HMAUF.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 12.1 or the Closing Date, HMAUF agrees that HMAUF shall use commercially reasonable efforts contemplated by this Agreement or as consented to in writing by Honesty Group to: (i) carry on its business in the ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organizations; and (ii) use its commercially reasonable efforts consistent with past practice to keep available the services of its present officers, directors and employees.

(b) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which HMAUF is subject, between the date of this Agreement and the Closing Date, subject to the Shareholders’ or Honesty Group’s undertaking to use its commercially reasonable efforts to keep confidential and protect the trade secrets of HMAUF against any disclosure, HMAUF shall permit, upon reasonable request, Honesty Group and its representatives access at dates and times agreed upon by HMAUF, to all of the books and records of which Honesty Group determines are necessary for the preparation and amendment of the Proxy Statement and such other filings or submissions in accordance with SEC rules and regulations as are necessary to consummate the Transactions and as are necessary to respond to requests of the SEC staff, Honesty Group’s accountants and relevant Governmental Entities; provided, however, that the Shareholders or Honesty Group may make a disclosure otherwise prohibited by this Section 6.1 if required by applicable Law having jurisdiction over the Shareholders or Honesty Group subject their compliance with Sections 9.2 and 9.3.

(c) HMAUF agrees to promptly notify Honesty Group of any material event or occurrence not in the ordinary course of its business and of any event that would have an HMAUF Material Adverse Effect.

(d) Without limiting the generality of the forgoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as expressly permitted by or provided for in this Agreement, HMAUF shall not do, allow, cause or permit any of the following actions to occur without the prior written consent of Honesty Group:

(i) Any amendments in its Constituent Documents except for such amendments required by applicable Law or the rules and regulations of the SEC or OTCBB or as are contemplated by this Agreement;

(ii) Change any method of accounting or accounting principles or practices by HMAUF, except for any such change made pursuant to applicable Law or by a change in U.S. GAAP;

(iii) Fail to timely file or furnish to or with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished;

(iv) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock, or enter into any agreement or commitment with respect to the foregoing other than (x) redemptions required under HMAUF’s Constituent Documents as a result of exercise of redemption rights in connection with the HMAUF Holders Meeting or the Transactions, (y) the entry into Forward Purchase Contracts with a purchase price equal to or less than $8.00 per IPO Share, and (z) the purchase of IPO Shares pursuant to a Forward Purchase Contract;

(v) Except in connection with Forward Purchase Contracts, sell, lease or otherwise dispose of or encumber any of its properties or assets or incur expenses in connection with this Agreement and the Transactions in excess of US $1,000,000;

(vi) Enter into any new HMAUF Material Contract, or violate, amend or otherwise modify or waive any of the terms of any existing HMAUF Material Contract;

(vii) Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities other than the issuance of HMAUF Shares to holders of currently outstanding and exercisable convertible or exercisable derivative securities convertible or exercised in accordance with their existing terms;

(viii) Incur any obligation for borrowed money or issue or sell any debt securities or guarantee any debt securities of others;

(ix) Acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire any assets which are material, individually or in the aggregate, or acquire any equity securities of any corporation, partnership, association or business organization;

(x) Initiate, compromise or settle any Litigation or arbitration proceedings; and

(xi) Agree in writing or otherwise to take any of the actions described in Sections 6.3 clauses (i) through (x) above.

ARTICLE VII
ADDITIONAL COVENANTS OF THE SHAREHOLDERS

Section 7.1 Fulfillment of Conditions.  The Shareholders shall use their commercially reasonable efforts to fulfill the conditions specified in Section 10.2 to the extent that the fulfillment of such conditions is within their control. The foregoing obligation includes (a) executing and delivering documents necessary or desirable to consummate the Transactions, (b) assisting or causing the officers of Honesty Group and its Subsidiaries to assist in meeting with potential investors in HMAUF and other shareholders of HMAUF, at mutually agreed times and places, to effect the HMAUF Recapitalization Events, to obtain the approval of the Transactions by the shareholders of HMAUF, and to obtain the consents necessary to approve the Warrant Amendment, and (c) taking or refraining from taking such actions as may be necessary to fulfill such conditions.

Section 7.2 Regulatory and Other Authorizations; Notices and Consents.  The Shareholders shall use their commercially reasonable efforts to obtain all material Consents that may be or become necessary for their execution and delivery of, and the performance of their obligations pursuant to, this Agreement and the Transaction Documents and will cooperate with HMAUF in promptly seeking to obtain all such Consents; provided, however, that the Shareholders shall have no obligation to give any guarantee or other consideration of any nature in connection with the seeking of such Consent or to consent to any change in the terms of any agreement or arrangement which the Majority Shareholder in its reasonable discretion may deem adverse to the interests of the Shareholders, the Business or HMAUF.

Section 7.3 Interim Taxes.  From the date hereof through the Closing Date, each of Honesty Group and its Subsidiaries, consistent with past practice, shall: (a) duly and timely file all Tax Returns and other documents required to be filed by it with applicable Governmental Entities subject to extensions permitted by law and properly granted by the appropriate authority; provided, that Honesty Group shall promptly notify HMAUF that any of Honesty Group and its Subsidiaries is availing itself of such extensions, and (b) pay all Taxes shown as due on such Tax Returns.

Section 7.4 Proxy Statement.  Each of the Shareholders shall use commercially reasonable efforts to provide promptly to HMAUF such information concerning the business, operations and consolidated financial statements of Honesty Group as may reasonably be required for inclusion in the Proxy Statement of HMAUF as a “foreign private issuer”, shall direct that its counsel cooperate with HMAUF’s counsel in the preparation of the Proxy Statement, and shall request the cooperation of Honesty Group’s auditors with HMAUF’s auditors in the preparation of the Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Shareholders for inclusion in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC as an exhibit to a Form 6-K of HMAUF and sent to the shareholders of HMAUF, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If any information provided by the Shareholders is discovered or any event occurs with respect to any of the Shareholders, or any change occurs with respect to the other information provided by the Shareholders included in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Shareholders shall notify HMAUF promptly of such event.

Section 7.5 Trust Fund Covenant not to Sue.  In consideration of HMAUF’s entry into this Agreement, each of the Shareholders and Honesty Group waives all right, title, interest or claim of any kind against the Trust Fund that any of the Shareholders or Honesty Group has or may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with HMAUF, and will not seek recourse against the Trust Fund.

Section 7.6 Closing Date.  The Shareholders acknowledge that pursuant to the HMAUF Constituent Documents HMAUF must consummate the Transactions contemplated by this Agreement no later than March 12, 2010 and, at the request of HMAUF, shall use their commercially reasonable efforts to assist HMAUF in seeking a required amendment to the HMAUF Constituent Documents if necessary to extend such date in order to consummate the Transactions contemplated by this Agreement.

Section 7.7 Lock-Up.  Each Shareholder agrees with HMAUF that, during the six months following the Closing Date (the “Restriction Period”), except with the written consent of the Board of Directors of HMAUF, it shall not offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any HMAUF Shares, received on the Closing Date. Beneficial ownership shall be calculated in accordance with Rule 13d-3 under the Exchange Act. In connection with this covenant, HMAUF may give stop-transfer instructions to its transfer agent preventing its transfer agent from effecting any actions in violation of this Section 7.7 through the end of the Restriction Period.

Section 7.8 Transfer Restrictions.  Any offers and sales of the HMAUF Shares by the Shareholders will be made only pursuant to a registration of the HMAUF Shares under the Securities Act and any other applicable Laws or pursuant to an exemption from such registration requirements. Any transfer pursuant to a registration exemption will be made only after delivery to HMAUF of an opinion of counsel, reasonably satisfactory to HMAUF, that the transaction is exempt from such registration requirements and otherwise in accordance with the legend on such certificate.

Section 7.9 Legend.  Each Shareholder agrees that the certificates representing the HMAUF Shares issued pursuant to this Agreement shall contain a legend to the following effect:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY OTHER APPLICABLE STATE OR OTHER SECURITIES LAWS AND NEITHER SUCH SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION

STATEMENT UNDER THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS OR (2) PURSUANT TO AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS, IN WHICH CASE THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE COMPANY AN OPINION OF COUNSEL, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER OR AN AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND OTHER APPLICABLE SECURITIES LAWS. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.

ARTICLE VIII
ADDITIONAL COVENANTS OF HMAUF

Section 8.1 Recapitalization of HMAUF.  HMAUF shall use commercially reasonable efforts to: (a) cause sufficient IPO Shares to be held by investors who have agreed to vote the IPO Shares acquired in favor of the proposals at the HMAUF Holders Meeting to approve such proposals; (b) cause sufficient IPO Shares to be held by investors to result in the Net Trust Proceeds being at least $25,000,000; and (c) cause the holders of sufficient IPO Warrants to consent to the Warrant Amendment and to cause the Warrant Amendment to become effective (collectively, the “HMAUF Recapitalization Events”).

Section 8.2 Reduction in Underwriter’s Discount.  HMAUF shall use commercially reasonable efforts to cause Broadband Capital Management LLC and Chardan Capital Markets, LLC, the underwriters of the HMAUF IPO (“Underwriters”), to agree to reduce the $1,190,000 in deferred underwriting fees pursuant to the terms of the Underwriting Agreement, dated March 7, 2008, between HMAUF and Broadband Capital Management LLC for itself and as agent for Chardan Capital Markets, LLC (the “Underwriting Agreement”) to an amount (the “Underwriter Fee Cap”) equal to the greater of (a) $100,000, or (b) the result of (i) $1,190,000, multiplied by (ii) the amount, if any, by which (x) the percentage obtained by dividing the Net Trust Proceeds by $33,484,881, exceeds (y) fifty percent (50%).

Section 8.3 Proxy Statement, SEC Filings and HMAUF Holders Meeting.

(a) HMAUF shall cause an extraordinary general meeting of its shareholders and a special meeting of its warrantholders (collectively, the “HMAUF Holders Meeting”) to be duly called and held as soon as reasonably practicable but not later than March 11, 2010 for the purpose of voting on, or obtaining the consent to, the adoption and approval of, among others, this Agreement, the Share Exchange, the Transactions and the Warrant Amendment. The board of directors of HMAUF shall recommend to its shareholders and warrantholders that they vote in favor of or consent to the adoption of such matters. In connection with the HMAUF Holders Meeting, HMAUF (i) shall use commercially reasonable efforts to file with the SEC as promptly as practicable the Proxy Statement, (ii) upon such filing, will mail to its shareholders and warrantholders the Proxy Statement, form of proxy (including a consent to the Warrant Amendment) and any other proxy and consent solicitation materials, (iii) will use commercially reasonable efforts to obtain the necessary approvals or consents by its shareholders and warrantholders of this Agreement, the Warrant Amendment and the Transactions contemplated hereby, and (iv) will otherwise comply with all Laws applicable to the HMAUF Holders Meeting.

(b) HMAUF shall use commercially reasonable efforts to prepare and file with the SEC the Proxy Statement as an exhibit to a Form 6-K in accordance with applicable law, including The Companies Law of the Cayman Islands, with respect to the solicitation of proxies to vote at the HMAUF Holders Meeting with respect to: (i) an ordinary resolution approving this Agreement, the Share Exchange and the Transactions, subject to the approval requirements set forth in the HMAUF Constituent Documents; (ii) an extraordinary resolution approving a change in the name of HMAUF to “SGOCO Technology Ltd.”; and (iii) approving adjournment of the HMAUF Holders Meeting from time to time as necessary to solicit additional proxies in favor of the foregoing proposals, or otherwise in accordance with applicable Law. The Proxy Statement shall also contain a solicitation of consents of the holders of IPO

Warrants and Sponsor Warrants to the Warrant Amendment and the adjournment of the HMAUF Holders Meeting from time to time as necessary to solicit additional proxies or consents.

(c) The Proxy Statement shall contain such information concerning the business, operations and consolidated financial statements of HMAUF and Honesty Group as may reasonably be required for inclusion in the Proxy Statement of HMAUF as a “foreign private issuer” and by The Companies Law of the Cayman Islands. HMAUF shall direct that its counsel cooperate with Honesty Group’s counsel to permit the review of the Proxy Statement on behalf of Honesty Group, and shall request the cooperation of HMAUF’s auditors with Honesty Group’s auditors in the preparation of any financial information regarding Honesty Group included in the Proxy Statement. None of the information supplied or to be supplied by or on behalf of HMAUF for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is filed with the SEC as an exhibit to a Form 6-K of HMAUF and sent to the shareholders of HMAUF, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the HMAUF Holders Meeting any information regarding HMAUF is discovered, or any change occurs with respect to the information included in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, HMAUF shall promptly make such change and take such actions as may be required to provide such information to its shareholders prior to the HMAUF Holders Meeting.

(d) HMAUF shall promptly provide to the Shareholders all correspondence received from and to be sent to the SEC and shall not make any filings or amendments to the filings with the SEC without: (i) providing Honesty Group and its counsel with the opportunity to review and comment on such filings or any responses to the SEC, and (ii) the prior consent of Honesty Group, which consent shall not be unreasonably delayed or withheld. In addition, HMAUF shall use commercially reasonable efforts to cause the SEC to permit counsel to Honesty Group to participate in the SEC conversations on issues related to HMAUF’s SEC filings together with HMAUF and its counsel.

Section 8.4 Fulfillment of Conditions.  From the date hereof to the Closing Date, HMAUF shall use its commercially reasonable efforts to fulfill the conditions specified in Section 10.1. The foregoing obligation includes, without limitation: (a) executing and delivering documents necessary or desirable to consummate the Transactions, (b) taking such actions as may be necessary or desirable to effect the HMAUF Recapitalization Events and as may be necessary, to obtain the approval of the Transactions by the shareholders of HMAUF, and to obtain the consents necessary to approve the Warrant Amendment, and (c) taking or refraining from taking such actions as may be necessary to fulfill such conditions.

Section 8.5 Regulatory and Other Authorizations; Notices and Consents.  HMAUF shall use its commercially reasonable efforts to obtain all Consents of all Governmental Entities and other Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Transaction Documents to which it is a party and shall cooperate fully with Honesty Group in promptly seeking to obtain all such authorizations, consents, orders and approvals (and in such regard use commercially reasonable efforts to cause the relevant Governmental Entities to permit Honesty Group and/or its counsel to participate in the conversations and correspondence with such Governmental Entities together with HMAUF’s counsel).

Section 8.6 Exclusivity; No Other Negotiations.

(a) HMAUF shall not take or authorize or permit any investment banker, financial advisor, attorney, accountant or other Person retained by or acting for or on behalf of HMAUF to take, directly or indirectly, any action to initiate, assist, solicit, negotiate, or encourage any offer, inquiry or proposal from any Person: (i) relating to the acquisition by HMAUF of that Person (regardless of the structure of any such acquisitions) or any affiliate of that Person, or (ii) take any other action that is inconsistent with the Transactions and that has the effect of avoiding the Closing contemplated hereby.

(b) HMAUF shall immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the actions set forth in Section 8.6(a) above, if applicable. HMAUF shall promptly (i) notify the Majority Shareholder if HMAUF receives any such proposal or inquiry or request for information in connection with such proposal and (ii) notify the Majority Shareholder of the significant terms and conditions of any such proposal including the identity of the party making the proposal.

Section 8.7 HMAUF Taxes.  From the date hereof through the Closing Date, HMAUF, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required to be filed by it with applicable Governmental Entities, the failure to file of which could have an HMAUF Material Adverse Effect, subject to extensions permitted by law and properly granted by the appropriate authority; provided, that HMAUF promptly notifies Honesty Group that HMAUF is availing itself of such extensions, and (ii) pay all Taxes shown as due on such Tax Returns.

ARTICLE IX
ADDITIONAL AGREEMENTS AND COVENANTS

Section 9.1 Disclosure Schedules.  Each of the parties shall, as of the Closing Date, supplement or amend its respective Disclosure Schedules being delivered concurrently with the execution of this Agreement with respect to any matter hereafter arising or discovered. The obligations of the parties to amend or supplement their respective Disclosure Schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, the representations and warranties of the parties shall be made with reference to the Disclosure Schedules as they exist at the time of execution of this Agreement except with respect to changes required or permitted by this Agreement.

Section 9.2 Confidentiality.  Between the date hereof and the Closing Date, each of HMAUF, the Shareholders, Honesty Group and its Subsidiaries and their related officers, directors, employees and advisors, shall hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system, all documents and information concerning the other party furnished to it by such other party or its advisors in connection with the Transactions, except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party, or (c) later lawfully acquired by the party to which it was furnished from other sources, not under a duty of confidentiality with the party furnishing the information, and each party shall not release or disclose such information to any other Person, except its advisors in connection with this Agreement. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other party in connection with the Transactions, if it exercises the same care as it takes to preserve confidentiality for its own similar information. For the avoidance of doubt, any disclosure of information required to be included by HMAUF or the Shareholders in their respective filings with the SEC or as required by applicable Laws will not be a violation of this Section 9.2.

Section 9.3 Public Announcements.  From the date of this Agreement until the Closing or termination of this Agreement, HMAUF and each of the Shareholders shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the Transactions governed by it, and none of the foregoing shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the Transactions without the prior consent of HMAUF (in the case of Shareholders) or the Majority Shareholder (in the case of HMAUF), except as required by Law or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system. Each party will not unreasonably withhold approval from the others with respect to any press release or public announcement. If any party determines with the advice of counsel that it is required to make this Agreement and the terms of the Transactions public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transaction as may be reasonably requested by the other parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any party to its counsel, accountants and other professional advisors.

Section 9.4 Board Composition.  Effective the Closing Date, the current directors of HMAUF shall elect (i) two individuals to serve as directors of HMAUF, and (ii) certain other Persons to be selected and nominated by Honesty Group such that a majority of the combined Board will consist of independent directors, of which one shall have U.S. GAAP experience. Simultaneously therewith, all other current directors of HMAUF shall resign as directors of HMAUF.

Section 9.5 Fees and Expenses.  In the event that there is no Closing of the Transactions contemplated by this Agreement, all fees and expenses incurred in connection with this Agreement shall be paid by the party incurring such fees or expenses.

ARTICLE X
CONDITIONS TO CLOSING

Section 10.1 Shareholders Conditions Precedent.  The obligations of the Shareholders to enter into and complete the Closing are subject, at the option of the Majority Shareholder, to the fulfillment on or prior to the Closing Date of the following conditions by HMAUF, any one or more of which may be waived by the Majority Stockholder in writing:

(a) Representations and Covenants.  The representations and warranties of HMAUF contained in this Agreement shall be true on and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or is not reasonably expected to have an HMAUF Material Adverse Effect and HMAUF shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date. HMAUF shall have delivered to the Majority Stockholder a certificate, dated the Closing Date, to the foregoing effect and certifying that attached thereto is a true, correct and complete schedule listing each Forward Purchase Contract then in effect, the number of HMAUF Shares with respect to which redemption rights were exercised, and the number of IPO Warrants that will be surrendered for cancellation pursuant to the Warrant Amendment.

(b) Obligations to Underwriters.  The obligations of HMAUF to the Underwriters for commissions and fees related to the HMAUF IPO shall have been reduced to not more than the Underwriter Fee Cap.

(c) Net Trust Proceeds.  The Net Trust Proceeds shall equal not less than $17,100,000 plus the amount of the Underwriter Fee Cap.

(d) Litigation.  No action, suit or proceeding (i) shall have been instituted before any court or governmental or regulatory body or instituted by any Governmental Entities to restrain, modify or prevent the carrying out of the Transactions, or to seek damages or a discovery order in connection with the Transactions, or (ii) has or may have, in the reasonable opinion of Honesty Group, an HMAUF Material Adverse Effect.

(e) Warrant Amendment.  The Warrant Amendment shall have been effected in accordance with the terms of the Warrant Agreement, the IPO Warrants and the Sponsor Warrants.

(f) Approval by HMAUF’s Shareholders.  This Agreement, the Share Exchange and the Transactions shall have been adopted and approved by holders of a majority of the issued and outstanding IPO Shares in accordance with The Companies Law of the Cayman Islands and other applicable Laws and HMAUF’s Constituent Documents, and the aggregate number of IPO Shares held by shareholders of HMAUF who have exercised or continue to have the right to exercise their redemption rights with respect to their IPO Shares in accordance with the HMAUF Constituent Documents shall be less than thirty percent (30%) of the IPO Shares.

(g) Notice to Trustee.  HMAUF shall have, prior to the Closing, delivered to the trustee of the Trust Fund instructions to disburse on the Closing Date to HMAUF and the Underwriters the monies in the Trust Fund in accordance with the documents governing the Trust Fund.

(h) Resignations.  Effective as of the Closing, the directors and officers of HMAUF who are not continuing directors and the officers of HMAUF shall have resigned and the copies of the resignation letters of such directors and officers shall have been delivered to HMAUF, stating, among others, that they shall have no claim for employment compensation in any form from HMAUF except for any reimbursement of outstanding expenses existing as of the date of such resignation.

(i) SEC Reports.  HMAUF shall have filed all reports and other documents required to be filed by it under the U.S. federal securities laws through the Closing Date, including this Agreement and the Proxy Statement as exhibits.

(j) OTCBB Quotation.  HMAUF shall have maintained its status as a company whose ordinary shares and warrants are quoted on the OTCBB and no reason shall exist as to why such status shall not continue immediately following the Closing.

(k) Secretary’s Certificate.  Honesty Group shall have received a certificate from HMAUF, signed by its Secretary, certifying (i) that the attached copies of the HMAUF Constituent Documents and resolutions of the HMAUF Board approving the Agreement and the Transactions are all true, complete and correct and remain in full force and effect, (ii) the results of the votes taken at the HMAUF Holders Meeting, and (iii) the holders of IPO Shares who have exercised their redemption rights and the number of IPO Shares with respect to which redemption rights have been exercised.

(l) Deliveries.  The other deliveries required to be made by HMAUF in Section 11.2 shall have been made.

(m) Governmental Approvals.  HMAUF and Honesty Group shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with this Agreement and the Transactions, including such approvals, waivers and consents as may be required under the Laws of Hong Kong, the Cayman Islands and the PRC.

(n) Transaction Documents.  The Transaction Documents to which it is a party shall have been executed and delivered by HMAUF.

(o) Surrender Documents.  The Sponsors shall have executed and delivered the Escrow Agreement and shall have executed and delivered to the Escrow Agent and the Company all HMAUF Shares, certificates and documents required to be delivered by the Sponsor Agreement.

(p) Share Exchange Documents.  The following documents shall have been executed and delivered by HMAUF: (i) the certificates for the HMAUF Shares issuable to the Shareholders on the Closing Date; and (ii) the certificates for the HMAUF Shares to be held by the Escrow Agent.

(q) Opinions.  The Shareholders shall have received legal opinions of HMAUF’s legal counsel in the Cayman Islands and the United States of America which opinions shall be in form and substance reasonably acceptable to the Shareholders.

(r) Certificate of Good Standing.  The Shareholders shall have received a certificate of good standing for HMAUF under Cayman Islands Law.

(s) Injunctions or Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting any HMAUF conduct or operation of the business of HMAUF following the Share Exchange shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

(t) SEC Actions.  No formal or informal SEC investigation or proceeding shall have been initiated by the SEC against HMAUF or any of its officers or directors.

(u) RedBridge Assumption.  HMAUF shall have assumed the obligations of Honesty Group and Guanke under the Engagement Letter by and between Guanke and RedBridge Group, Ltd. (“RedBridge”), dated as of February 4, 2009, and amended on February 10, 2010.

Section 10.2 HMAUF Conditions Precedent.  The obligations of HMAUF to enter into and complete the Closing are subject, at the option of HMAUF, to the fulfillment on or prior to the Closing Date of the following conditions by each of the Shareholders, any one or more of which may be waived by HMAUF in writing:

(a) Representations and Covenants.  The representations and warranties of each of the Shareholders contained in this Agreement shall be true on and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have on Honesty Group Material Adverse Effect and each of the Shareholders shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date, and the Shareholders shall have delivered to HMAUF certificates, dated the Closing Date, to the foregoing effect.

(b) Litigation.  No action, suit or proceeding (i) shall have been instituted before any court or governmental or regulatory body or instituted by any Governmental Entities to restrain, modify or prevent the carrying out of the Transactions, or to seek damages or a discovery order in connection with such Transactions, or (ii) has or may have, in the reasonable opinion of HMAUF, on Honesty Group Material Adverse Effect.

(c) No Material Adverse Change.  There shall not have been any occurrence, event, incident, action, failure to act, or transaction since December 31, 2009 which has had or is reasonably likely to cause an Honesty Group Material Adverse Effect.

(d) Approval by HMAUF’s Shareholders.  This Agreement, the Share Exchange and the Transactions shall have been approved by the affirmative vote of the holders of a majority of the IPO Shares in accordance with HMAUF Constituent Documents, and the aggregate number of IPO Shares held by shareholders of HMAUF who have exercised or continue to have the right to exercise their redemption rights with respect to their IPO Shares in accordance with the HMAUF Constituent Documents shall be less than thirty percent (30%) of the IPO Shares.

(e) Opinions.  HMAUF shall have received legal opinions of Honesty Group’s legal counsel in the PRC and the British Virgin Islands, which opinions shall be in form and substance reasonably acceptable to HMAUF.

(f) Officer’s Certificate.  HMAUF shall have received a certificate from each of the Shareholders that is not an individual signed by an authorized officer or representative of such party, respectively, certifying that the attached copies of each such party’s Constituent Documents and resolutions or other authorizing documents approving the Agreement and the Transactions are all true, complete and correct and remain in full force and effect.

(g) Certificates of Good Standing.  HMAUF shall have received a certificate of good standing or equivalent under the applicable Law of Honesty Group and each of its Subsidiaries.

(h) Injunctions or Restraints on Conduct of Business.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Honesty Group’s conduct or operation of its business or the Business following the Share Exchange shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending.

(i) Deliveries.  All other deliveries required to be made by the Shareholders in Section 11.2 shall have been made by them.

(j) Governmental Approvals.  HMAUF and Honesty Group shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with this Agreement and the Transactions, including such approvals, waivers and consents as may be required under the Laws of Hong Kong, the Cayman Islands and the PRC.

(k) Transaction Documents.  The Transaction Documents to which it is a party shall have been executed and delivered by each Shareholder and Honesty Group.

(l) Share Exchange Documents.  The following documents shall have been executed and delivered by each Shareholder: (i) certificates representing the Honesty Group Shares, which shares represent in the aggregate the right, title and interest in and to all the outstanding share capital of Honesty Group free and clear of all Liens; and (ii) all stock powers and related documents as may be necessary to effect the transfer of the Honesty Group Shares to HMAUF, and Honesty Group shall have delivered a duly certified copy of the updated register of members of Honesty Group reflecting the acquisition by HMAUF of the Honesty Group Shares.

(m) SEC Actions.  No formal or informal SEC investigation or proceeding shall have been initiated by the SEC against HMAUF or any of its officers or directors.

ARTICLE XI
CLOSING

Section 11.1 The Closing.  Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at 10:00 a.m., local time, on the fourth business day after the date on which the last of the conditions to the Closing set forth in Article X is fulfilled, at the offices of Loeb & Loeb LLP, 345 Park Avenue, New York, New York, or at such other time, date or place as the parties may agree upon orally or in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 11.2 Deliveries.

(a) Each Shareholder.  At the Closing, each Shareholder shall:

(i) assign and transfer to HMAUF all of such Shareholder’s right, title and interest in and to the Honesty Group ordinary shares owned of record by such Shareholder as set forth on Annex I hereto and any other equity rights such Shareholder may have in Honesty Group or any of its Subsidiaries and deliver to HMAUF the certificates representing or documents evidencing such ordinary shares and any other equity rights, duly endorsed for transfer and free and clear of any Liens, and

(ii) deliver to HMAUF the certificates, opinions and other agreements and instruments contemplated by this Agreement or the other Transaction Documents to be delivered by such Shareholder.

(b) HMAUF.  At the Closing, HMAUF shall:

(i) issue and deliver to each Shareholder one or more certificates in the name of such Shareholder representing such Shareholder’s portion of the 8,500,000 HMAUF Shares to be delivered to the Shareholders at the Closing determined by multiplying such Shareholder’s percentage interest in Honesty Group as set forth on Annex I hereto by 8,500,000;

(ii) deliver to the Escrow Agent certificates representing the 5,800,000 HMAUF Shares to be delivered to the Shareholders by the Escrow Agent upon the achievement of the Earn-Out Milestones as provided in Section 2.1(b) in the names of the Shareholders and in denominations which would permit the Escrow Agent to deliver certificates in the appropriate amount to each Shareholder on the First Earn-Out Milestone Date and the Second Earn-Out Milestone Date, and

(iii) the certificates, opinions and other agreements and instruments contemplated by this Agreement or the other Transaction Documents.

Section 11.3 Further Assurances.  Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties shall execute and deliver such other documents and instruments, provide such other materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement and the other Transaction Documents to which it is a party. The representations and warranties of the parties terminate upon the Closing of the Transactions.

ARTICLE XII
TERMINATION

Section 12.1 Termination.  Unless waived by the parties hereto in writing, this Agreement and the Transactions may be terminated and/or abandoned at any time but not later than the Closing:

(a) by mutual written consent of HMAUF and the Majority Shareholder;

(b) by either HMAUF or the Majority Shareholder, if the Closing has not occurred by the later of: (i) March 10, 2010, (ii) such other date as the shareholders of HMAUF may agree to extend the corporate existence of HMAUF, or (iii) such other date that has been agreed by the parties in writing;

(c) by the Majority Shareholder, if there has been a breach by HMAUF of any representation, warranty, covenant or agreement contained in this Agreement which has prevented the satisfaction of the conditions to the obligations of the Shareholders at the Closing under Section 10.1 and such violation or breach has not been waived by the Majority Shareholder or cured by HMAUF within ten (10) business days after written notice thereof from the Majority Shareholder;

(d) by HMAUF, if there has been a breach by any Shareholder of any representation, warranty, covenant or agreement contained in this Agreement which has prevented the satisfaction of the conditions to the obligations of HMAUF at the Closing under Section 10.2 and such violation or breach has not been waived by HMAUF or cured by the Shareholders within ten (10) business days after written notice thereof from HMAUF;

(e) by the Majority Shareholder, if the HMAUF Board (or any committee thereof) shall have failed to recommend or shall have withdrawn or modified in a manner adverse to the Shareholders its approval or recommendation of this Agreement and the Transactions;

(f) by either HMAUF or the Majority Shareholder, if, at the HMAUF Holders Meeting (including any adjournments thereof), this Agreement and the Share Exchange shall fail to be approved by the affirmative vote of the holders of a majority of the IPO Shares in accordance with HMAUF Constituent Documents, or the holders of IPO Shares exercise their redemption rights with respect to IPO Shares in accordance with the HMAUF Constituent Documents with respect to thirty percent (30%) or more of the IPO Shares.

Section 12.2 Effect of Termination.

(a) In the event of termination and abandonment by either HMAUF or the Majority Shareholder pursuant to Section 12.1 hereof, written notice thereof shall forthwith be given to the other party, and except as set forth in this Article XII, all further obligations of the Parties shall terminate, no party shall have any right against the other party hereto, and each party shall bear its own costs and expenses.

(b) If this Agreement and the Transactions contemplated by this Agreement are terminated and/or abandoned as provided herein all confidential information received by any party or their respective officers, directors, employees or advisors hereto with respect to the other parties hereto shall be treated in accordance with Section 9.2 and 9.3 hereof, which shall survive such termination or abandonment. The following other provisions shall survive termination of this Agreement: Section 9.5 and Article XIII.

ARTICLE XIII
MISCELLANEOUS

Section 13.1 Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the addresses set forth on the signature pages and Annex I hereto (or at such other address for a party as shall be specified in writing to all other parties).

Section 13.2 Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed by HMAUF and the Majority Stockholder; provided, no Shareholder who has not consented thereto shall be bound by any such amendment if such amendment would reduce the number of HMAUF Shares that such Shareholder would receive in the Transactions or reduce such Shareholder’s percentage interest in HMAUF after the Closing. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right.

Section 13.3 Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 13.4 Counterparts; Facsimile Execution.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Execution and delivery of this Agreement by facsimile or other electronic transmission evidencing a manual signature is legal, valid and binding for all purposes.

Section 13.5 Entire Agreement; Third Person Beneficiaries.  This Agreement, taken together with all Exhibits, Annexes and Schedules hereto (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions, and (b) is not intended to confer upon any Person other than the Parties and Honesty Group and its Subsidiaries any rights or remedies.

Section 13.6 Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 13.7 Jurisdiction, Venue and Waiver of Jury Trial.

(a) Each party irrevocably submits to the exclusive jurisdiction of the state courts of the State of New York and the United States District Court for the Southern District of New York for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement and the Transactions. Each party agrees to commence any action, suit or proceeding relating hereto only in either such court. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or any of the Transactions in the state courts of the State of New York, or the United States District Court for the Southern District of New York, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each Party further irrevocably consents to the service of process out of any of the aforementioned courts in any such suit, action or other proceeding by the mailing of copies thereof by mail or recognized international courier to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt of such registered mail; provided that nothing in this Section 13.7(a) shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 13.7(a) shall not constitute a general consent to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 13.7(a). The Parties agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS.

Section 13.8 Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 13.9 Specific Performance.  HMAUF and the Shareholders each agree that (a) the other would be irreparably damaged and that money damages would not adequately compensate the other for a breach by HMAUF on the one hand or the Shareholders on the other hand, and (b) that HMAUF and the Shareholders shall therefore be entitled to specifically enforce the obligations of the Shareholders and HMAUF, respectively, to consummate the Transactions subject only to the conditions of such obligations expressly contained in this Agreement or the Transaction Documents.

Section 13.10 Governing Language.  This Agreement shall be governed and interpreted in accordance with the English language.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

HAMBRECHT ASIA ACQUISITION CORP.
By: /s/ John Wang Name: John Wang Title: Chief Executive Officer
Address for Notice: 13/F Tower 2 New World Tower 18 Queens Road Central Hong Kong Attn: John Wang, Chief Executive Officer

SUN ZONE INVESTMENTS LIMITED
By: /s/ Or Tin Man Name: Or Tin Man Title: Owner
/s/ Ting Sze Kit Sze Kit Ting

HONESTY GROUP HOLDINGS LIMITED
By: /s/ Burnette Or Name: Burnette Or Title: President
Address for Notice:

Honesty Group Holdings Limited
c/o Guanke (Fujian) Electron Technological Industry Co. Ltd.
SGOCO Technology Park
Loushan, Jinjiang City
Fujian, China 32200
Attn: Burnette Or, President

[Signature Page to Share Exchange Agreement]

ANNEX I

SHAREHOLDERS OF HONESTY GROUP HOLDINGS LIMITED

Name of Shareholder	Address for Notice	Jurisdiction of Organization	Number of Shares	Percentage Ownership
Sun Zone Investments Limited	c/o Guanke (Fujian) Electron Technological Industry Co. Ltd. SGOCO Technology Park Loushan, Jinjiang City Fujian, China 32200 Attn: Burnette Or, President	British Virgin Islands	8,000	80%
Sze Kit Ting	Room 2101, 21/F., Block B, Healthy Gardens, No. 560 King’s Road, North Point, Hong Kong	NA	2,000	20%

I-1

ANNEX B

WARRANT AGREEMENT

This Warrant Agreement, dated as of March 7, 2008 (the “Agreement”) by and between Hambrecht Asia Acquisition Corp., a corporation organized under the laws of the Cayman Islands (the “Company”), with offices at 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong, and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”), with offices at 17 Battery Place, New York, New York 10004.

WHEREAS, the Company is engaged in a public offering (the “Public Offering”) of 4,000,000 Units (“Units”) of the Company, each Unit consisting of one ordinary share, par value $0,001 per share (the “Ordinary Share”) and one warrant to purchase one Ordinary Share (the “Warrant”) and, in connection therewith, has determined to issue and deliver up to 4,000,000 Warrants (the “Public Warrants”) to the public investors;

WHEREAS, the Company has heretofore engaged in a private offering (the “Private Offering”) of 1,550,000 warrants (the “Insider Warrants”) of the Company to certain persons named in the Registration Statement (as defined below);

WHEREAS, in connection with the Public Offering, the Company has determined to sell and deliver to Broadband Capital Management LLC (the “Broadband”), as representative of the Underwriters, an option to purchase 280,000 Units of the Company, which Units contain 280,000 Ordinary Shares and 280,000 Warrants (the “Representative Warrants”);

WHEREAS, the Company has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement, No. 333-146147 on Form S-l (the “Registration Statement”) for the registration, under the Securities Act of 1933, as amended (the “Act”) of, among other securities, the Public Warrants and the Ordinary Shares issuable upon exercise of the Public Warrants and the Representative’s Warrants and the Ordinary Shares issuable upon exercise of the Representative’s Warrants;

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Public Warrants, the Insider Warrants and the Representative’s Warrants (each, the “Warrant”; collectively, the “Warrants”); and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent.  The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant.  Each Warrant shall be issued in registered form only, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board of Directors and Chief Executive Officer and/or Chief Financial Officer, Chief Operating Officer, Treasurer or Assistant Secretary of the Company and shall bear a facsimile of the Company’s seal. In the event the person whose facsimile signature has been placed upon any

Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance.

2.2 Effect of Countersignature.  Unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register.  The Warrant Agent shall maintain books (“Warrant Register”), for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company.

2.3.2 Registered Holder.  Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant shall be registered upon the Warrant Register (“registered holder”), as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on the Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4 Detachability of Public Warrants.  The Public Warrants and Ordinary Shares comprising the Units will begin separate trading on the 45th day after the effective date of the Registration Statement hereof unless Broadband informs the Company of its decision to allow earlier trading, subject to the Company’s having filed the Current Report on Form 8-K and having issued a press release announcing when such separate trading will begin, but in no event will Broadband allow separate trading of the Public Warrants and Ordinary Shares comprising the Units until the Company files with the SEC a Current Report on Form 8-K which includes an audited balance sheet reflecting the receipt by the Company of the gross proceeds of the sale of the Insider Warrants and the Public Offering including the proceeds received by the Company from the exercise of the Underwriters’ Over-allotment Option, if the over-allotment option is exercised prior to the filing of the Form 8-K.

2.5 Insider Warrants.  The Insider Warrants may not be transferred until the consummation of the Business Combination (as defined in the Registration Statement).

3. Terms and Exercise of Warrants

3.1 Warrant Price.  Each Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of Ordinary Shares, at the price of $5.00 per Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1. The term “Warrant Price” as used in this Warrant Agreement refers to the price per share at which Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date for a period of not less than ten (10) business days, provided any such reduction shall be identical among all of the Warrants.

3.2 Duration of Warrants.  A Warrant may be exercised only during the period (“Exercise Period”) commencing on the later of the consummation by the Company of a stock exchange, asset acquisition or other similar business combination (“Business Combination”) (as described more fully in the Company’s Registration Statement) or March 7, 2009, and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) March 6, 2013 or (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Agreement (“Expiration Date”). Notwithstanding the foregoing, no Warrant shall be exercisable unless, at the time of exercise, a registration statement relating to the Common Stock issuable upon the exercise of such a Warrant is effective and current and a prospectus is available for use by the holders thereof and the Common Stock has been qualified or deemed to be exempt under the securities laws of the state of residence of the holder of such Warrants. Except with respect to the right to receive the Redemption Price (as set forth in Section 6 hereunder), each Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at the close of business on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, however, the Company will provide notice to registered holders of the Warrants of such extension of not less than 20 days and, further provided that any such extension shall be identical in duration among all of the Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment.  Subject to the provisions of the Warrant and this Warrant Agreement, a Warrant, when countersigned by the Warrant Agent, may be exercised by the registered holder thereof by surrendering it, at the office of the Warrant Agent, or at the office of its successor as Warrant Agent, in the Borough of Manhattan, City and State of New York, with the subscription form, as set forth in the Warrant, duly executed, and by paying in full, in lawful money of the United States, in cash, good certified check or good bank draft payable to the order of the Company (or as otherwise agreed to by the Company), the Warrant Price for each full Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Ordinary Share, and the issuance of the Ordinary Share.

3.3.2 Issuance of Certificates.  As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the Warrant Price, the Company shall issue to the registered holder of such Warrant a certificate or certificates for the number of full Ordinary Shares to which he is entitled, registered in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new countersigned Warrant for the number of shares as to which such Warrant shall not have been exercised. Notwithstanding the foregoing, the Company shall not be obligated to deliver any securities pursuant to the exercise of a Warrant unless (i) a registration statement under the Act with respect to the Ordinary Shares is effective or (ii) in the opinion of counsel to the Company, the exercise of the Warrants is exempt from the registration requirements of the Act and such securities are qualified for sale or exempt from qualification under applicable securities laws of the states or other jurisdictions in which the registered holders reside. Warrants may not be exercised by, or securities issued to, any registered holder in any state in which such exercise or issuance would be unlawful. In no event will the Company be required to provide the registered holder of a warrant with a net-cash settlement or other consideration in lieu of physical settlement in shares of Common Stock, regardless of whether the Common Stock underlying the Warrants is registered pursuant to an effective registration statement. Accordingly, the Warrants may expire unexercised and worthless if a current registration statement covering the Common Stock is not effective.

3.3.3 Valid Issuance.  All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and nonassessable.

3.3.4 Date of Issuance.  Each person in whose name any such certificate for Ordinary Shares is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant was surrendered and payment of the Warrant Price was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3.3.5 Exercise of Insider Warrant.  Notwithstanding anything contained herein to the contrary, the Insider Warrant may, at any time, provided that at the time of exercise they are held by the original purchaser thereof or its permitted assigns, be exercised by surrendering such Insider Warrant for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrant, multiplied by the difference between the Warrant Price and the “FMV” (defined below) by (y) the FMV. The “FMV” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third business day prior to the date on which notice of exercise is received by the Company.

4. Adjustments.

4.1 Stock Dividends — Split-Ups.  If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding Ordinary Shares is increased by a stock dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares, or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in outstanding Ordinary Shares.

4.2 Aggregation of Shares.  If after the date hereof, and subject to the provisions of Section 4.6, the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Ordinary Shares.

4.3 Adjustments in Exercise Price.  Whenever the number of Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in Section 4.1 and 4.2 above, the Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Ordinary Shares so purchasable immediately thereafter.

4.4 Replacement of Securities upon Reorganization, etc.  In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than a change covered by Section 4.1 or 4.2 hereof or that solely affects the par value of such Ordinary Shares), or in the case of any consolidation of the Company with or into another corporation (other than a consolidation in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the Warrant holders shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Ordinary Shares of the Company immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, or consolidation, or upon a dissolution following any such sale or transfer, that the Warrant holder would have received if such Warrant holder had exercised his, her or its Warrant(s) immediately prior to such event; and if any reclassification also results in a change in Ordinary Shares covered by Section 4.1 or 4.2, then such adjustment shall be made pursuant to Sections 4.1, 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, or consolidations, sales or other transfers.

4.5 Notices of Changes in Warrant.  Upon every adjustment of the Warrant Price or the number of shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, then, in any such event, the Company shall give written notice to the Warrant holder, at the last address set forth for such holder in the warrant register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares.  Notwithstanding any provision contained in this Warrant Agreement to the contrary, the Company shall not issue fractional shares upon exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round up to the nearest whole number the number of the Ordinary Shares to be issued to the Warrant holder.

4.7 Form of Warrant.  The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same Warrant Price and the same number of shares as is stated in the Warrants initially issued pursuant to this Agreement. However, the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

5. Transfer and Exchange of Warrants.

5.1 Transfer of Warrants.  Prior to the date the warrants are detached from the Units (the “Detachment Date”), the Public Warrants may be transferred or exchanged only together with the Unit in which such Warrant is included, and only for the purpose of effecting, or in conjunction with, a transfer or exchange of such Unit. Furthermore, each transfer of a Unit on the register relating to such Units shall operate also to transfer the Warrants included in such Unit. From and after the Detachment Date, this Section 5.1 will have no further force and effect.

5.2 Registration of Transfer.  The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. The Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.3 Procedure for Surrender of Warrants.  Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange therefor until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.4 Fractional Warrants.  The Warrant Agent shall not be required to effect any registration of transfer or exchange which will result in the issuance of a warrant certificate for a fraction of a warrant.

5.5 Service Charges.  No service charge shall be made for any exchange or registration of transfer of Warrants.

5.6 Warrant Execution and Countersignature.  The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, will supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

6. Redemption.

6.1 Redemption.  Subject to Section 6.4 hereof, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time after they become exercisable and prior to their expiration, at the office of the Warrant Agent, upon the notice referred to in Section 6.2., at the price of $.01 per Warrant (“Redemption Price”), provided that the last sales price of the Ordinary Shares has been at least $11.50 per share, on each of twenty (20) trading days within any thirty (30) trading day period ending on the third business day prior to the date on which notice of redemption is given. Notwithstanding the foregoing, the Registration Statement must be current in order for the Company to exercise its redemption rights pursuant to this Section 6. The provisions of this Section 6.1 may not be modified, amended or deleted without the prior written consent of Broadband. The Insider Warrants are not subject to this Section 6 provided they are held by the initial purchasers thereof, or their permitted assigns (as described in the Securities Escrow Agreement entered into by the holders of Insider Warrants on the date hereof).

6.2 Date Fixed for, and Notice of, Redemption.  In the event the Company shall elect to redeem all of the Warrants, the Company shall fix a date for the redemption. Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the date fixed for redemption to the registered holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice.

6.3 Exercise After Notice of Redemption.  The Warrants may be exercised in accordance with Section 3 of this Agreement at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2. hereof and prior to the time and date fixed for redemption. On and after the redemption date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 Outstanding Warrants Only.  The Company understands that the redemption rights provided for by this Section 6 apply only to outstanding Warrants. To the extent a person holds rights to purchase Warrants, such purchase rights shall not be extinguished by redemption. However, once such purchase rights are exercised, the Company may redeem the Warrants issued upon such exercise provided that the criteria for redemption is met. The provisions of this Section 6.4 may not be modified, amended or deleted without the prior written consent of the Representative.

6.5 Exclusion of Private Warrants.  The Company understands that the redemption rights provided for by this Section 6 do not apply to the Insider Warrants if at the time of redemption such warrants continue to be held by the initial purchaser or its permitted assigns. However, once such Insider Warrants are transferred other than to any permitted assign, the Company may redeem the Insider Warrants, provided the criteria for redemption are met, including the opportunity of the Warrant holder to exercise prior to redemption pursuant to Section 6.3.

7. Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Stockholder.  A Warrant does not entitle the registered holder thereof to any of the rights of a stockholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants.  If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Ordinary Shares.  The Company shall at all times reserve and keep available a number of its authorized but unissued Ordinary Shares that will be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Ordinary Shares.  The Company agrees that prior to the commencement of the Exercise Period, it shall file with the Securities and Exchange Commission a post-effective amendment to the Registration Statement, or a new registration statement, for the registration, under the Act, of, and it shall take such action as is necessary to qualify for sale, in those states in which the Warrants were initially offered by the Company, the Ordinary Shares issuable upon exercise of the Warrants. In either case, the Company will use its best efforts to cause the same to become effective to maintain the effectiveness of such registration statement until the expiration of the Warrants in accordance with the provisions of this Agreement. In addition, the Company agrees to use its reasonable efforts to register such securities under the blue sky laws of the states of residence of the exercising warrant holders to the extent an exemption is not available. The provisions of this Section 7.4 may not be modified, amended or deleted without the prior written consent of the Representative.

8. Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes.  The Company will from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Ordinary Shares upon the exercise of Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such shares.

8.2 Resignation or Consolidation of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent.  The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or incapacity by the Warrant Agent or by the holder of the Warrant (who shall, with such notice, submit his Warrant for inspection by the Company), then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent.  In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the transfer agent for the Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent.  Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration.  The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and will reimburse the Warrant Agent upon demand for all expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances.  The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement.  Whenever in the performance of its duties under this Warrant Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Co-Chief Executive Officer or

Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity.  The Warrant Agent shall be liable hereunder only for its own negligence, willful misconduct or bad faith. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of the Warrant Agent’s negligence, willful misconduct, or bad faith.

8.4.3 Exclusions.  The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant; nor shall it be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Ordinary Shares will when issued be valid and fully paid and nonassessable.

8.5 Acceptance of Agency.  The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all moneys received by the Warrant Agent for the purchase of shares of the Company’s Ordinary Shares through the exercise of Warrants.

8.6 Waiver.  The Warrant Agent hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of the Trust Account (as defined in that certain Investment Management Trust Agreement, dated as of the date hereof, by and between the Company and the Warrant Agent as trustee thereunder), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever.

9. Miscellaneous Provisions.

9.1 Successors.  All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices.  Any notice, statement or demand authorized by this Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong
Attn: John Wang, Chief Executive Officer

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Attn: Steven Nelson and Frank Di Paolo

with a copy in each case to:

Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
Attn: Mitchell S. Nussbaum, Esq.

and

Broadband Capital Management
712 Fifth Avenue
New York, New York 10019
Attn: T. Corby Hocker

and

Ellenoff Grossman & Schole LLP
370 Lexington Avenue
New York, New York 10017
Fax: (212) 370-7889
Attn: Douglas S. Ellenoff, Esq.

9.3 Applicable law.  The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. The Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon the Company may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth in Section 9.2 hereof. Such mailing shall be deemed personal service and shall be legal and binding upon the Company in any action, proceeding or claim.

9.4 Persons Having Rights under this Agreement.  Nothing in this Agreement expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the parties hereto and the registered holders of the Warrants and, for the purposes of Sections 6.1, 6.4, 7.4 and 9.2 hereof, the Representative, any right, remedy, or claim under or by reason of this Warrant Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. The Representative shall be deemed to be a third-party beneficiary of this Agreement with respect to Sections 6.1, 6.4, 7.4 and 9.2 hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Warrant Agreement shall be for the sole and exclusive benefit of the parties hereto (and the Representative with respect to the Sections 6.1, 6.4, 7.4 and 9.2 hereof) and their successors and assigns and of the registered holders of the Warrants.

9.5 Examination of the Warrant Agreement.  A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the registered holder of any Warrant. The Warrant Agent may require any such holder to submit his Warrant for inspection by it.

9.6 Counterparts.  This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

9.7 Effect of Headings.  The Section headings herein are for convenience only and are not part of this Warrant Agreement and shall not affect the interpretation thereof.

9.8 Amendments.  This Warrant Agreement may be amended by the parties hereto without the consent of any registered holder for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the registered holders. All other modifications or amendments, including any amendment to increase the Warrant Price or shorten the Exercise Period, shall require the written consent of each of Broadband and the registered holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the Warrant Price or extend the duration of the Exercise Period in accordance with Sections 3.1 and 3.2, respectively, without such consent.

9.9 Severability.  This Warrant Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Warrant Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Warrant Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

HAMBRECHT ASIA ACQUISITION CORP.
By: /s/ John Wang Name: John Wang Title: Chief Executive Officer
Continental Stock Transfer & Trust Company
By: Name: Title:

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

HAMBRECHT ASIA ACQUISITION CORP.
By: Name: John Wang Title: Chief Executive Officer
Continental Stock Transfer & Trust Company
By: /s/ Steven Nelson Name: Steven Nelson Title: President

[FORM OF PROPOSED]

AMENDMENT NO.1 TO THE WARRANT AGREEMENT

This Amendment No.1, dated as of , 2010 (this “Amendment”), to the Warrant Agreement, dated as of March 7, 2008 (the “Warrant Agreement”), is entered into by and between Hambrecht Asia Acquisition Corp., a corporation organized under the laws of the Cayman Islands (the “Company”), with offices at 13/F Tower 2, New World Tower, 18 Queens Road Central, Hong Kong, and Continental Stock Transfer & Trust Company, a New York corporation (“Warrant Agent”), with offices at 17 Battery Place, New York, New York, 10004.

WHEREAS, the Company consummated its initial public offering in March 2008, pursuant to which the Company issued, after giving effect to the exercise of a portion of the overallotment option, 4,239,300 units;

WHEREAS, each unit consisted of one share of ordinary share, par value $0.001 per share, of the Company (the “Ordinary Share”) and one warrant to purchase one Ordinary Share at an exercise price of $5.00 per share (the “Public Warrants”);

WHEREAS, in conjunction with its initial public offering, the Company privately placed 1,150,000 warrants (the “Insider Warrants”), to certain investors named in the Registration Statement, with each Insider Warrant exercisable into one Ordinary Share at $5.00; and

WHEREAS, the Company also issued an option to Broadband Capital Management, Inc. (“Broadband”) to purchase 280,000 units each consisting of one Ordinary Share and one warrant to purchase One Ordinary Share at $5.00 per share (the “Representative Warrants”, and together with the Public Warrants and the Insider Warrants, the “Warrants”);

WHEREAS, the terms of the Warrants are governed by the Warrant Agreement and capitalized terms used, but not defined, herein shall have the meaning given to such terms in the Warrant Agreement;

WHEREAS, the Company has entered into that certain Share Exchange Agreement, dated February [  ], 2010 (the “Share Exchange Agreement”), by and among the Company, Honesty Group Holdings Limited, a company organized under the laws of Hong Kong (“Honesty Group”), and each of the shareholders signatories thereto, pursuant to which the shareholders of Honesty Group will contribute all of the outstanding capital stock of Honesty Group to the Company in exchange for 11,000,000 newly issued Ordinary Shares of the Company, subject to upward adjustment as described in the Share Exchange Agreement (the “Acquisition”);

WHEREAS, pursuant to the Share Exchange Agreement, the Company agreed to seek the approval of the holders of its outstanding Warrants to amend the Warrant Agreement to provide that: (i) the exercise price for each Ordinary Share for which the Warrant is exercised is increased from $5.00 to $8.00; (ii) the term of each warrant is extended by one year to expire on the earlier of March 7, 2014 or the redemption of the Warrant in accordance with the Warrant Agreement; and (iii) the holders of Public Warrants shall have the right to demand redemption of their public Warrant by the Company at $0.50 per share upon the consummation of the Acquisition (collectively, the “Warrant Redemption Proposal”);

WHEREAS, pursuant to Section 9.8 of the Warrant Agreement, the Warrant Agreement may be amended upon written consent of Broadband and registered holders of a majority of the outstanding Warrants;

WHEREAS, a majority of the outstanding Public Warrants and Insider Warrants has approved the Warrant Redemption Proposal and given their written consent at to this Amendment, and Broadband has given its written consent to this Amendment; and

WHEREAS, the conditions precedent to the consummation of the transactions contemplated by the Share Exchange Agreement other than this Amendment have been or simultaneously herewith are satisfied and the Closing of the Acquisition will constitute a Business Combination within the meaning of Section 3.2 of the Warrant Agreement;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein:

1. Amendment of Warrant Agreement.

(a) The first sentence of Section 3.1 of the Warrant Agreement is hereby amended to read in its entirety as follows:

Each Warrant shall, when countersigned by the Warrant Agent, entitle the registered holder thereof, subject to the provisions of such Warrant and of this Warrant Agreement, to purchase from the Company the number of Ordinary Shares, at the price of $8.00 per Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1.

(b) The first sentence of Section 3.2 of the Warrant Agreement is hereby amended to read in its entirety as follows:

A Warrant may be exercised only during the period (“Exercise Period”) commencing on the later of the consummation by the Company of a stock exchange, asset acquisition or other similar business combination (“Business Combination”) (as described more fully in the Company’s Registration Statement) or March 7, 2009, and terminating at 5:00 p.m., New York City time on the earlier to occur of (i) March 7, 2014 or (ii) the date fixed for redemption of the Warrants as provided in Section 6 of this Agreement (“Expiration Date”).

(c) A new Section 6A is hereby added to the Warrant Agreement:

6A. Special Redemption in Connection with a Business Combination

6A.1 Redemption of Public Warrants. Subject to the consummation of the Business Combination as provided in Section 6A.2 hereof, any Public Warrants may be redeemed, at the option of the holder thereof, at the office of the Warrant Agent at a price of $0.50 per Warrant, by notice given to the Company at any time prior to the special meeting of Warrantholders to be held on March 8, 2010, and any adjournment thereof (the “Special Meeting”), provided, however, that if any holder of Public Warrants fails to attend, in person or by proxy, the Special Meeting, or fails to give written notice prior to the Special Meeting of such holder’s intention to continue to hold Public Warrants on the terms of the Warrant Agreement, as amended from time to time, such holder shall be deemed to have demanded redemption of all the Public Warrants held by such holder on the terms of this Section 6A. The Company may, at its sole election and without notice to any holder, extend the period of time for an holder to elect to redeem a Public Warrant pursuant to this Section 6A.

6A.2 Conditions to Redemption. The obligation of the Company to redeem any Public Warrant as provided in Section 6A.1 above is conditioned upon the Company consummating a Business Combination by March 12, 2010, or such later date as maybe provided in the Company’s Amended and Restated Articles of Incorporation, and receipt from the holder of the certificate representing the Public Warrant and a properly completed letter of transmittal within twenty (20) business days after consummation of the Business Combination.

2. Form of Warrant.  After the effective date of this Amendment, the terms of each Public Warrant shall be amended without further action on the part of any holder and notwithstanding the terms of any certificate representing such Warrant, each Warrant shall have the terms set forth in the Warrant Agreement as amended by this Amendment.

3. Miscellaneous.

(a) Governing Law.  The validity, interpretation, and performance of this Amendment and of the Public Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles. The parties agree that all actions and proceedings arising out of this Amendment or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Amendment or the transactions contemplated hereby.

(b) Binding Effect.  This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

(c) Entire Agreement.  This Amendment sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, provisions of the Warrant Agreement which are not inconsistent with this Amendment shall remain in full force and effect.

(d) Severability.  This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

(e) Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall constitute but one and the same instrument.

(f) Indemnity.  Notwithstanding any provision of this Amendment or the Warrant Agreement to the contrary, the Company hereby agrees to indemnify the Warrant Agent and save it harmless from and against any and all expenses, including reasonable counsel fees and disbursements, or losses incurred by the Warrant Agent in connection with any action, suit or other proceeding brought against the Warrant Agent involving any claim or potential claim, or in connection with any claim or demand, which in any way arises out of or relates to this Amendment or the Warrant Agent’s execution thereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this First Amendment to the Warrant Agreement as of the date first set forth below.

HAMBRECHT ASIA ACQUISITION CORP.

By:	Name: Title:
Date:

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:	Name: Title:
Date:

Acknowledged and Agreed:
BROADBAND CAPITAL MANAGEMENT, INC.

By: Name: Title:
Date:

Signature Page to the Amendment

PROXY
FOR THE EXTRAORDINARY GENERAL MEETING
OF
SHAREHOLDERS
OF
HAMBRECHT ASIA ACQUISITION CORP.
ELECTION TO EXERCISE REDEMPTION RIGHTS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Robert Eu and John Wang (together, the “Proxies”), and each of them, with full power of substitution, as proxies to vote the shares that the undersigned is entitled to vote at the extraordinary general meeting of shareholders of Hambrecht Asia Acquisition Corp. (the “Company”) to be held on March 8, 2010 at 4:00 p.m. Eastern Time and at any adjournment and postponement thereof. Such shares shall be voted as indicated with respect to the Shareholder Proposals listed hereof and in the Proxies’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. The proposals set forth below are more fully described in the Company’s notice of meeting and proxy statement, dated February 16, 2010.

The undersigned acknowledges receipt of the enclosed proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE SHAREHOLDER PROPOSALS BELOW, THIS PROXY WILL BE VOTED “FOR” SHAREHOLDER PROPOSAL NO. 1, “FOR” SHAREHOLDER PROPOSAL NO. 2, AND “FOR” SHAREHOLDER PROPOSAL NO. 3. PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” SHAREHOLDER PROPOSALS NO. 1, 2, AND 3.

Shareholder Proposal No. 1.    Acquisition Proposal

Vote on the approval of the Share Exchange Agreement, dated as of February 12, 2010, by and among the Company, Honesty Group Holdings Limited and each of the shareholders signatories thereto, and the transactions contemplated thereby including, without limitation, the consummation of the acquisition.

For ☐	Against ☐	Abstain ☐

Election to Exercise Redemption Rights

Only if you voted “AGAINST” Shareholder Proposal No. 1 and you hold ordinary shares of the Company that were issued in the Company’s initial public offering — you may exercise redemption rights and demand that the Company redeem your ordinary shares into a pro rata portion of the Company’s trust account by marking the “Exercise Redemption Rights” box.

If eligible, and you choose to exercise redemption rights, you will effectively be exchanging your ordinary shares of the Company for cash and will no longer own those shares. You will only be entitled to receive cash for those shares if: (i) you vote “AGAINST” Shareholder Proposal No. 1 and the acquisition is completed and you continue to hold such shares through the effective time of the acquisition, and (ii) you tender your shares in accordance with the delivery requirements discussed in the definitive proxy statement under the heading “The Extraordinary General Meeting of Shareholders — Redemption Rights.” Do not send your share certificates with this proxy. If the acquisition is consummated, you will be provided with a transmittal letter and instructions.

Exercise Redemption Rights ☐  By checking this box, the undersigned hereby elects to tender his or her shares for redemption in accordance with the terms of the Company’s Amended and Restated Articles of Association.

Note – If you have voted “Against” Proposal 1 and are exercising your redemption rights and are voting via telephone or internet, you must choose the “Against” option for proposition 1a and follow the instructions described in the proxy statement.

(please complete the information on the reverse)

Shareholder Proposal No. 2.    Name Change Proposal

Approval of the change of the Company’s corporate name to “SGOCO Technology, Ltd.” and associated amendments to the Company’s Amended and Restated Memorandum of Association, and its Amended and Restated Articles of Association, each adopted on January 29, 2008.

For ☐	Against ☐	Abstain ☐

Shareholder Proposal No. 3.    Adjournment Proposal

Approval of adjournment of the extraordinary general meeting of the Company’s shareholders, if necessary or desirable, in order to permit further solicitation and a vote of proxies in favor of Shareholder Proposals Nos. 1 and 2.

For ☐	Against ☐	Abstain ☐

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). If no direction is made, this proxy will be voted FOR Shareholder Proposals Nos. 1, 2 and 3. If any other matters properly come before the meeting, the person named in this proxy will vote in his/her discretion.

This proxy is revocable and the undersigned may revoke it at any time prior to the Extraordinary General Meeting of Shareholders by giving written notice of such revocation to the Company’s secretary, or to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198 prior to the Extraordinary General Meeting of Shareholders or by filing with Advantage Proxy a later-dated proxy. If the undersigned is present and wishes to vote in person at the Extraordinary General Meeting of Shareholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy by giving written notice of such revocation to the secretary of the Company at the Extraordinary General Meeting of Shareholders.

IMPORTANT — PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY. THANK YOU FOR VOTING.

Signature Print Name:	Signature, if held jointly Print Name:	Dated

When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

Proxy — Hambrecht Asia Acquisition Corp.
You are cordially invited to attend the Extraordinary General Meeting of Shareholders
To be held on March 8, 2010, at 4:00 p.m. Eastern Time, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York 10154.

PROXY
FOR THE SPECIAL MEETING
AND WRITTEN CONSENT
OF
WARRANTHOLDERS
OF
HAMBRECHT ASIA ACQUISITION CORP.

This Proxy and Written Consent is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Robert Eu and John Wang (together, the “Proxies”), and each of them, with full power of substitution, as proxies to vote the warrants that the undersigned is entitled to vote at the Special Meeting of Warrantholders of Hambrecht Asia Acquisition Corp. (the “Company”) to be held on March 8, 2010 at 4:00 p.m. Eastern Time and at any adjournment and postponement thereof. Such warrants shall be voted as indicated with respect to the proposals listed hereof and in the Proxies’ discretion on such other matters as may properly come before the meeting or any adjournment or postponement thereof. This form of proxy also serves as a written consent to the amendment to the Warrant Agreement described in Warrantholder Proposal No. 1 hereof. The proposals set forth below are more fully described in the Company’s notice of meeting and proxy statement, dated February 16, 2010.

The undersigned acknowledges receipt of the enclosed proxy statement and solicitation of written consent and revokes all prior proxies for said meeting.

THE WARRANTS REPRESENTED BY THIS PROXY AND CONSENT WHEN PROPERLY EXECUTED WILL BE VOTED IN THE SAME MANNER DIRECTED HEREIN BY THE UNDERSIGNED WARRANTHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS BELOW, THIS PROXY AND CONSENT WILL BE VOTED “FOR” PROPOSAL NO. 1 AND “FOR” PROPOSAL NO. 2. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY AND CONSENT CARD PROMPTLY.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS NO. 1 AND 2.

Warrantholder Proposal No. 1.    Warrant Amendment Proposal

Vote on approval of an amendment to the warrant agreement (the “Warrant Agreement”) that governs (i) the warrants issued in the Company’s initial public offering (the “Public Warrants”), (ii) the warrants purchased by the Company’s sponsors in connection with the Company’s initial public offering, and (iii) certain warrants which may be issued to the representative of the underwriters upon exercise of its option to acquire Company Units. The approval of the amendment is a condition to the consummation of the transactions contemplated by the Share Exchange Agreement, dated as of February 12, 2010, by and among the Company, Honesty Group Holdings Limited and each of the shareholders signatories thereto. The amendment to the Warrant Agreement (the “Amendment to Warrant Agreement”) in substantially the form of Annex B to the Company’s proxy statement increases the exercise price per share of the warrants from $5.00 to $8.00, extends the exercise period for one year to March 7, 2014, subject to redemption as provided therein, and permits holders of Public Warrants to redeem the Public Warrants for $0.50 each.

If the Warrant Amendment Proposal is approved and the acquisition contemplated by the Share Exchange Agreement is consummated, holders of Public Warrants may elect to retain your current public warrant with an amended exercise price of $8.00 per share. If you do not make such election you will automatically receive $0.50 in cash for your warrant upon the closing of the acquisition. A vote “For” the Warrant Amendment Proposal also constitutes a written consent to the amendment to the Warrant Agreement. Warrantholders should note their elections below. The elections will only be effective if the acquisition is consummated.

For ☐	Against ☐	Abstain ☐

(please complete the information on the reverse)

Please check the box below if you wish to retain your current public warrant with an amended exercise price of $8.00 per share. If you do not mark the “Warrant Election” box you will automatically receive $0.50 in cash for your warrant upon the closing of the acquisition.

Warrant Election ☐

Retain Public Warrants, as amended ☐

Redeem Public Warrants for $0.50 each ☐

Do not send your warrant certificates with this proxy. If you do not make an election, you will be deemed to have elected to redeem your warrants for all purposes.

Proposal No. 2.    Warrantholder Adjournment Proposal

Vote on the approval of an adjournment of the special meeting of the Company’s warrantholders, if necessary or desirable, in order to permit further solicitation and a vote of proxies in favor of the Warrant Amendment.

For ☐	Against ☐	Abstain ☐

The warrants represented by this proxy and consent, when properly executed, will be voted in the manner directed herein by the undersigned warrantholder(s). If no direction is made, this proxy will be voted FOR Warrantholder Proposal Nos. 1 and 2. If any other matters properly come before the meeting, the person named in this proxy will vote in his/her discretion.

This proxy and consent is revocable and the undersigned may revoke it at any time prior to the Special Meeting of Warrantholders by giving written notice of such revocation to the Company’s secretary or to Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198 prior to the Special Meeting of Warrantholders or by filing with Advantage Proxy a later-dated proxy and consent. If the undersigned is present and wishes to vote in person at the Special Meeting of Warrantholders, or at any postponement or adjournment thereof, the undersigned may revoke this proxy and consent by giving written notice of such revocation to the secretary of the Company at the Special Meeting of Warrantholders.

IMPORTANT — PLEASE MARK, SIGN, DATE AND RETURN THE PROXY AND CONSENT CARD PROMPTLY. THANK YOU FOR VOTING.

Signature Print Name:	Signature, if held jointly Print Name:	Dated

When warrants are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

Proxy and Consent — Hambrecht Asia Acquisition Corp.
You are cordially invited to attend the Special Meeting of Warrantholders
To be held on March 8, 2010, at 4:00 p.m. Eastern Time, at the offices of Loeb & Loeb, 345 Park Avenue, New York, New York 10154.